
05008803

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME JC Decaux

*CURRENT ADDRESS


PROCESSED
JUN 10 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34631 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 6/10/05

JCDecaux

showcasing the world


SEC MAIL
PROCESSING
RECEIVED
JUN 0 8 2005
WASH. D.C.
209
SECTION

2004 Annual Report





> *The world is bigger than our dreams*
>
> Jack Welch

Over the past 40 years, JCDecaux has been installing street furniture in our towns and cities and extending its presence in airports, undergrounds and train stations. The Group's commitment to innovation is improving the cities in which we live, giving a distinctive character to our streets.

Poster designed by Per Arnoldi for JCDecaux
[illegible] first advertising bus shelter
was installed in Japan in the city of Yokohama.

Message from the Chairman

Dear Shareholder,

In 2004, our anniversary year, we were especially pleased to celebrate contract wins in Lyon* and Yokohama*. Lyon is the historic city in which we installed our first bus shelters forty years ago. With Yokohama, the second largest city in the second largest advertising market, a new chapter in our history begins.

Today, we are the largest outdoor advertising group in Europe, and the second largest worldwide. Every day, in 45 countries, tens of millions of people pass our street furniture and make use of the various services we have provided for them. This worldwide presence is a direct result of the dedication of our workforce since the company began in 1964. We would like to thank them for their contribution and their professionalism by publishing this anniversary annual report to celebrate and showcase some of JCDecaux's most impressive achievements.

40 is a great age: an age of maturity and of forward-planning. Our plans are clear: we want to raise our standards of excellence for the benefit of cities, transport companies, airports, advertisers and the public at large, and we want to extend our leadership in innovation by investing significantly in the development of new technologies. That is why I believe our new generation of bicycles offers one of the most promising solutions to the traffic and pollution concerns that face most large urban centres.

This is just one example of our continuous dedicated search for new products today that will make life easier for everyone tomorrow.

Thank you for your confidence in our company,

Jean-Claude Decaux
Founder
Chairman of the Supervisory Board

** Lyon and Yokohama have been twin cities for 45 years.*



> *"Today, JCDecaux is the number one in outdoor advertising in Europe and number two worldwide"*

Three strategic goals:
>Expand JCDecaux's activities in the countries where the Group already has a footprint and strengthen its position in the rapidly growing emerging markets.
>Place innovation at the heart of project development, so that JCDecaux remains a key partner in the development of the cities of the future.
>Harness the energy of our workforce by sharing knowledge and ideas so that JCDecaux remains the market leader in outdoor advertising.

Message from the co-Chief Executive Officers

What were the highlights of 2004 for JCDecaux?

Jean-Charles Decaux - We had an outstanding year in terms of ongoing operations. With consolidated revenues reaching €1,631.4 million in 2004, growing 5.7% over 2003, our growth accelerated and exceeded the consensus forecasts. Net income (Group share) was €78.1 million (+ 91.0% on 2003) and our free cash flow was €194.2 million (+ 2.5% on 2003). The effectiveness of our strategy was reflected recently in our win of the exclusive contract for Shanghai's airports. This agreement, signed via a joint venture is for 15 years, which is unusual for China. Last year also saw our entry into the Japanese market with the installation of 500 advertising bus shelters in Yokohama. Moving into the second largest advertising market in the world is a real breakthrough and a huge reward for the efforts made by our people.

Would you say that internationalisation was the most important aspect of 2004?

Jean-François Decaux - 2004 was a crucial year in the United States since it was the first full year of our presence in Chicago. The geographical regions showing the highest growth in operating income were the United States, Asia and the United Kingdom. Europe consolidated its position as the bed-rock of our business. In France, we won a series of important contracts: Saint-Etienne, Grenoble and of course, Lyon which has great significance for the Group. In addition, the upturn in advertising spend improved results generally, especially in Portugal and Belgium.

Major contract wins and a strong financial performance... What is the secret of JCDecaux's success?

Jean-Charles Decaux - The secret of our success is to listen to our clients and stay true to our principles. With consumers becoming harder and harder to reach – proliferation of television channels, the increased penetration and usage of new media - outdoor advertising has never been more effective for reaching an increasingly mobile population.





1. Jean-Charles Decaux / Chairman of the Executive Board, co-Chief Executive Officer
2. Jean-François Decaux / co-Chief Executive Officer

The audience measurement tools which JCDecaux developed in 2004 have allowed us to target the population more precisely so that we can reach specific demographics such as upmarket working people. This improved targeting is of huge commercial value to our clients.

Jean-François Decaux - In addition, we have developed a relationship of trust with local authorities and our advertisers over the last 40 years, due to our ongoing commitment to the quality of our products and services. We have a duty to match or exceed our reputation for excellence. In terms of innovation, for example, we lead in the field with products such as Aeo®* and interactive terminals. By offering free access to bicycles in Lyon, JCDecaux has invented a whole new concept and I believe that "Cyclocity®" is going to be a worldwide phenomenon and a key component of our street furniture range. The award of the Lyon bid follows our success in Vienna (Austria), which was our first major "Cyclocity®" programme launched with 900 bicycles.

Does any particular achievement stand out?

Jean-François Decaux - Without doubt our greatest achievement has been the exceptional stock market performance of JCDecaux's shares, which rose 65.7% in 2004. It was one of the best performers of the year and the second-best performance on the DJ Euro Stoxx Media index. The share price has grown 30.2% since our listing on the stock market in June 2001, during the same period the CAC 40 lost 25.6%. Many of our shareholders remained faithful during the difficult times and their confidence in us has been rewarded.

Jean-Charles Decaux - To add to the words of Jean-François, I would emphasise that our performance is based on sound financial discipline and the commitment of our people, whose contribution over the years has been indelibly linked to our success.

* Cf. p. 37 and p. 57









1. Jean-Claude Decaux
2. Jean-Pierre Decaux
3. Xavier de Sarrau
4. Christian Blanc
5. Pierre-Alain Pariente
6. Professor Lothar Späth

Jean-Claude Decaux
Founder of the JCDecaux Group, he has been the Chairman of the Supervisory Board since October 9, 2000.

Jean-Pierre Decaux
Vice-Chairman of the Supervisory Board since October 9, 2000.
He was previously Chairman of the Group's subsidiary Régie Publicitaire de Mobilier Urbain (RPMU).

Xavier de Sarrau
Member of the Supervisory Board since May 14, 2003. He is an attorney-at-law, holding a doctorate in tax law and a degree from the HEC school of business administration. He previously served as Managing Partner of the Andersen Group for Europe, Africa, India and the Middle East before taking responsibility for the support functions worldwide within the same group. He is a former member of the National Bar Association (Conseil National des Barreaux) and is a Knight of the Legion of Honour.





Supervisory Board

The Supervisory Board oversees the management of the Executive Board.

Christian Blanc
Member of the Supervisory Board since October 9, 2000. A Member of the French Parliament since December 2002, he served as Chairman and Managing Director of RATP from 1989 to 1992, Air France from 1992 to 1997, and as Chairman of Merrill Lynch France from 2000 to 2001.

Pierre-Alain Pariente
Member of the Supervisory Board since October 9, 2000. He held various positions in the JCDecaux Group between 1970 and February 2000, notably as Sales Director of the subsidiary Régie Publicitaire de Mobilier Urbain (RPMU).

Professor Lothar Späth
Member of the Supervisory Board since May 14, 2003, he is Vice-President of Merrill Lynch Europe, responsible for its German operators. He served as Chairman of the Supervisory Board of Jenoptik AG until June 2003. From 1978 to 1991 he was Prime Minister of the State of Baden Württemberg, based in its capital city Stuttgart.








1. Jean-Charles Decaux // 2. Jean-François Decaux // 3. Robert Caudron // 4. Gérard Degonse // 5. Jeremy Male

Jean-Charles Decaux
Chairman of the Board of JCDecaux SA and co-Chief Executive Officer of the Group. He joined the company in 1989 and moved to Spain to set up and develop the Spanish subsidiary. He then developed subsidiaries in Southern Europe, Asia and South America, primarily through organic growth. He has also served as Chairman and Chief Executive of Avenir since June 1999.

Jean-François Decaux
Chief Executive of JCDecaux SA and co-Chief Executive Officer of the Group. He joined the company in 1982 and lived in Germany to create and develop the German subsidiary. He then developed subsidiaries in Northern and Central Europe primarily through organic growth. More recently, he succeeded in establishing operations in the United States, as well as in Australia ahead of the Olympic Games.

Robert Caudron
Chief Operating Officer and Member of the Board. He joined the Group in 1984 as Finance Director and became Managing Director of JCDecaux Services and President of the Group in 1995. Prior to joining JCDecaux, he worked for Ciments Français and Eternit, where he was responsible for financial operations and investments.

In the interests of its shareholders, the JCDecaux Group is keen to follow the principles of corporate governance. In 2000, the Group changed its status into that of a public limited corporation governed by an Executive Board and a Supervisory Board. The latter is assisted in its work by two committees: the Audit Committee, chaired by Xavier de Sarrau; and the Remuneration and Appointments Committee, chaired by Jean-Claude Decaux.

The Board

The Executive Board has five members appointed by the Supervisory Board which manage the Company's day-to-day operations.
Jean-Charles Decaux and Jean-François Decaux alternate as the Chairman of the Executive Board.

Corporate Governance

Gérard Degonse
Chief Financial Officer.
Gérard Degonse joined the Group in June 2000, after holding positions as Chief Financial Officer - Treasurer of Elf-Aquitaine and VP Treasurer-Company Secretary of Euro Disney. In 2004 he was voted Finance Director of the year (awarded by a jury of Financial Directors).

Jeremy Male
Managing Director of Northern and Central European Operations. Jeremy Male joined the Group in August 2000. Prior to this, he was Managing Director of European Operations for Viacom Outdoor and held a series of management positions in FMCG groups such as Jacobs Suchard and Tchibo.

> 658,000 advertising panels
> 3,500 cities in 45 countries
> 170 million people reached every day

JCDecaux

40 years of success,
40 years of international expansion.

The pioneer of the Street Furniture concept, JCDecaux has grown to be number two worldwide in outdoor advertising. Throughout the world, the company's success is driven by meeting the needs of local authorities and advertisers by a constant focus on innovation.

JCDecaux is the only company that is exclusively dedicated to outdoor advertising and its expertise in all areas of this sector is recognised worldwide. Number one worldwide in Street Furniture and in Airport Advertising, and number one in Europe in Billboard Advertising. With a quality portfolio of products and services, JCDecaux is present in 45 countries worldwide and allows advertisers to reach more than 170 million people daily.

Number 1 worldwide in Street Furniture
304,000 advertising panels

Bus shelters, automatic public toilets, multi-service columns, recycling bins... For 40 years JCDecaux has been offering solutions that combine urban development and the provision of public services in 1,500 cities in 36 countries.

Number 1 in Europe in Billboards
197,000 advertising panels

Advertisers want to be in the right place at the right time and that is what JCDecaux's Billboard networks strive to deliver. The company has the best sites in the best locations in 2,960 European cities in 29 countries.

Number 1 worldwide in Airport Advertising
157,000 advertising panels

Airports, undergrounds, buses, trains, trams... JCDecaux is present in more than 150 transport networks and 155 airports worldwide. JCDecaux has the ability to reach more than 2.4 million transport passengers every day.


Chicago /
Established in Chicago since 2002


HOUSE OF BLUES

JCDecaux Financial Highlights

2004 Revenues by region


7%
6%
15%
38%
34%
Asia-Pacific
America
France
United Kingdom
Rest of Europe

2004 EBITDA by region


9%
3%
3%
41%
44%

Revenues by business

(in € million, segment's share in %)


1,578
1,544
1,631
840
53%
837
54%
885
54%
443
28%
428
28%
433
27%
295
19%
279
18%
313
19%
2002
2003
2004
Street Furniture
Billboard
Transport

In 2004, the Group's revenues increased by 5.7% to €1,631.4 million. Excluding acquisitions and the impact of foreign exchange, organic revenue growth was 6.2%. Street Furniture revenues were €885.0 million, an increase of 5.7%. Excluding acquisitions and the impact of foreign exchange, organic revenue growth was 5.3%. Billboard revenues increased by 1.4% and reached €433.6 million. Excluding acquisitions and the impact of foreign exchange, organic revenue growth was 4.4%. Transport revenues grew by 12.0% to €312.8 million. Excluding acquisitions and the impact of foreign exchange, organic revenue growth was 11.5%.

EBITDA(1) by business

(in € million, segment's share in %)


405
417
465
340
84%
349
84%
385
83%
55
14%
54
13%
60
13%
10
2%
14
3%
20
4%
2002
2003
2004

EBITDA increased by 11.6% to €465.2 million in 2004. The EBITDA margin reached 28.5% of consolidated revenues, the highest margin amongst international outdoor advertising groups. This performance is the result of organic growth in revenue, alongside strong control over operating costs in Europe and the growing contribution from the United States and the Asia-Pacific regions.

(1) EBITDA: Earnings Before Interests, Taxes, Depreciation and Amortisation

Operating income by business
(in € million, segment's share in %)


211
230
272
189
89%
203
88%
230
85%
23
11%
21
9%
28
10%
-1
6
3%
14
5%
2002
2003
2004
Street Furniture
Billboards
Transport

Operating income rose to €271.6 million in 2004, an increase of 18% compared with 2003. The improvement was a result of the EBITDA increase, which was partially offset by the increase in charges for amortisation and provisions. This resulted in an operating margin of 16.7% of consolidated revenues in 2004.

Net Income Group Share
(in € million)


92
113
153
26
41
78
2002
2003
2004
Net income Group share before amortisation of goodwill and exceptional items
Net income Group share

Net income Group share increased by 91.0% to €78.1 million. This strong performance was mainly due to the rise in operating income combined with a reduction in the cost of interest in 2004. Net income Group share, excluding amortisation of goodwill and exceptional items, increased by 35.3% to €152.9 million in 2004.

Free cash flow [2]
(in € million)


168
189
194
2002
2003
2004

Free cash flow increased by 2.5% to €194.2 million in 2004.
Due to the Group's strong cash flow, net debt as of 31 December 2004, was €457.5 million. The Group is rated "Baa2" by Moody's and "BBB" by Standard and Poor's.

(2) Cash from operations less changes in working capital and net capital investments (tangible and intangible assets).

Debt / equity ratio


47%
48%
32%
2002
2003
2004

2004 Employee breakdown by category


11.8%
1.6%
18.5%
42.6%
25.5%
Senior executives
Managers
Skilled employees
Employees
Workers

Employee breakdown by region


7,079
6,915
6,933
344
198
357
218
392
247
2,518
2,507
2,521
679
639
637
3,340
3,194
3,136
2002
2003
2004
Asia-Pacific
America
Rest of Europe
United Kingdom
France

Share performance

JCDecaux's share price performance compared with the CAC 40, SBF 120 and DJ Euro Stoxx Media indexes since the Company's flotation on June 21, 2001.


JCDecaux
DJ Euro Stoxx Media
SBF 120
CAC 40
20
15
10
5
21/02/02
21/04/02
21/06/02
21/08/02
21/10/02
21/12/02
21/02/03
21/04/03
21/06/03
21/08/03
21/10/03
21/12/03
21/02/04
21/04/04
21/06/04
21/08/04
21/10/04
21/12/04
21/02/05

JCDecaux share performance and trading volumes in 2004


Average daily volume per week
Closing price
€ 20
€ 15
€ 10
€ 5
€ 0
February
March
April
May
June
July
August
September
October
November
December

Investor Relations calendar

Date	Event
11 May 2005	Annual General Meeting of Shareholders
27 July 2005	2nd quarter 2005 revenues
14 Sept. 2005	2005 half-year results
26 Oct. 2005	3rd quarter 2005 revenues

2004 share trading information

Highest price (20/12/04) (1)	21.75
Lowest price (05/01/04) (1)	13.30
Market capitalisation (2)	4,760
Number of shares (3)	221,993,669
Average daily volume	255,898

Source: Bloomberg (1) closing price in euros
(2) in million of euros, as of 31 December 2004
(3) as of 31 December 2004

2004 stock performance

JCDecaux's shares are listed exclusively on the Eurolist by Euronext Paris (Section A). Its shares have been in the SBF 120 index since November 26, 2001 and the Euronext 100 index since January 2, 2004. Since January 3, 2005, JCDecaux has also been a member of two new stock-exchange indexes: the CAC Mid100 index and the CAC IT20 index. The CAC Mid 100 index ranked JCDecaux second at the time of its launch. This index is made up of the top 100 companies by market capitalisation and tracks the 60 largest stocks outside the CAC 40 and the CAC Next20 index. The CAC IT20 index brings together the largest companies, by size and trading volumes, on the CAC IT index, the technology stocks equivalent of the CAC 40 index for the broader market. Finally, with effect from March 21, 2005, JCDecaux has been included among the 61 companies in the FTSE4Good index for socially responsible companies.

On December 31, 2004, the **number of shares** outstanding had increased to **221,993,669** and the number of outstanding shares excluding treasury shares was 221,793,669. The weighted average number of shares, after deducting treasury shares, was 221,411,893 shares during fiscal year 2004. On average, 255,898 shares were traded every day.

JCDecaux's shares achieved solid growth in 2004 and closed the year up **65.7%**, compared with 2003, at €21.48. This outperformed the index of European media shares (DJ Euro Stoxx Media) which increased by 7.3% (Source: Bloomberg). In 2004, JCDecaux's shares achieved the second best progression in this index and the sixth in the SBF 120.

Breakdown of JCDecaux's shareholders

As of 31 December 2004


1.97%
0.11%
0.09%
27.98%
69.85%
Treasury shares
Employees
Decaux family and management
Public
JCDecaux holding (owned 100% by the Decaux family)

Shareholders information:
Alexandre Hamain
Manager - Financial Communications and Investor Relations
Tel: 33 (0)1 30 79 44 86
Fax: 33 (0)1 30 79 77 91
e-mail: actionnaires@jcdecaux.fr

Corporate and financial information is available for shareholders on the Internet at:
www.jcdecaux.com

JCDecaux, n° 2 worldwide in outdoor advertising



JCDecaux is present in 32 of the 50 largest cities in the European Union:

London, Madrid, Paris, Hamburg, Vienna, Barcelona, Milan, Munich, Naples, Birmingham, Cologne, Brussels, Marseille, Valencia, Stockholm, Amsterdam, Seville, Glasgow, Saragossa, Stuttgart, Düsseldorf, Helsinki, Bremen, Lisbon, Copenhagen, Prague, Turin, Riga, Vilnius, Sheffield, Berlin, Leipzig.

January

Growing success for Street Furniture in the United States. 1,000 bus shelters installed in Chicago in one year. 5 million users of public conveniences in San Francisco.

JCDecaux, partners of the Chinese Year in France. Bus shelters on the Champs-Elysees are used for the Chinese New Year.

March

Results of the first AMP (Airport Media Performance) study measuring audiences in airports.

JCDecaux Portugal achieves certification of its quality management systems under ISO 9001, 2000 version renewed.

Installation of the largest network of solar-powered bus shelters in the world in Plymouth (United Kingdom). 320 scrolling Seniors installed in Vienna in one weekend via the co-ordinated effort of teams from several countries.

June

The launch of the JCDecaux Media Academy in France, a sales academy devoted to the training of Group salespeople.



Main JCDecaux market shares (net) 2003
France 40.3%
UK 23.6%
Austria 35.6%
Belgium 42.0%
Germany 10.2%
Italy 24.9%
Netherlands 33.1%
Northern Ireland 36.6%
Republic of Ireland 23.0%
Portugal 56.3%
Spain 27.4%
Switzerland * 75.0%
Denmark 49.7%
Finland 57.5%
Iceland 67.4%
Norway 23.4%
Sweden 38.4%
Korea
Japan
China**
Thailand
Singapore
Malaysia
Australia

* Switzerland - JCDecaux holds a 30% stake in Affichage Holding

** Hong Kong and Macau.

September

Response to the New York offer for tender - JCDecaux teams up with NBC Universal to create NBC Decaux.

October

Renewal of the Street Furniture contract for Lyon. 2,000 bicycles to be installed by 2006. Marketing of advertising space on clocks in São Paulo in Brazil. Launch of Aeo* in Orly West.

November

Contract wins for Street Furniture in Saint-Etienne and Grenoble.
First contract win for advertising bus shelters in Yokohama, Japan.
Installation of 300 bus shelters in Ljubjana, Slovenia.

December

250 sales personnel complete the first module of the course at the JCDecaux Media Academy in France.

* Cf p. 37 and p. 57

18

JCDecaux's **activities**







The outdoor advertising industry

Street Furniture, Billboard and Transport Advertising are the three main areas in outdoor advertising. For several years this sector has outperformed the broader advertising market.

Three main sectors

Advertising on Street Furniture – bus shelters, map and information panels, multi-service columns – is the most recent sector of the outdoor advertising market. It is also the area that has experienced the greatest growth. Billboards are the most traditional and widespread form of outdoor advertising. Finally, Transport Advertising comprises advertising in airports, on or inside buses and underground trains, and at bus, underground and train stations.

A competitive medium

Broadcast and cable television, radio, newspapers, magazines, cinema and the Internet... These media exist in a competitive, complex and increasingly fragmented environment. This ultimately benefits outdoor advertising, which has become the only mass medium that can reach the consumer as they go about their everyday life. Moreover, outdoor advertising is particularly cost effective at reaching these consumers. Research carried out in the United Kingdom in 2004 [(1)] showed that for every €1,000 invested, outdoor advertising provides 502,756 impacts, against 261,047 from radio, 114,263 from television and 52,411 from the press.

(1) Source: Outdoor Advertising Association/Postar, Initiative Media and National Readership Survey/Initiative Media.

A growth market

Since 1999, the outdoor advertising market has grown faster than any other advertising medium, up 5% while the global market for all media increased by an average of 4%. In 2004, the market for outdoor advertising was estimated at €17 billion, representing 5.2% of the estimated €323 billion total worldwide advertising expenditure.

A promising outlook

For the period 2004 to 2007, forecasts [2] show important differences by country. In Europe, there are a number of dynamic markets, such as the United Kingdom, where the JCDecaux subsidiary, the Group's second-largest contributor, achieved its best result in the third quarter of 2004. Similarly, in Asia, the Group has profited from the growth of certain business sectors, notably the expansion of shopping centres.

(2) Carat and Zenith Optimedia.



Number One Worldwide
in Street Furniture


地下鉄 関内駅
Subway Kannai Sta.

23

Established in Yokohama since November 2004



Established in Chicago since 2002

2004 was a year of exceptional commercial success. In France JCDecaux won 90% of the tenders in which the Group participated, a figure that clearly demonstrates the passion and professionalism of its workforce.

Lyon was the first city to work with Jean-Claude Decaux in 1964, and last year it renewed its Street Furniture contract after an invitation to tender. 2004 was also a year of international expansion for the Group, where it won the first tender by the city of Yokohama for advertising on bus shelters. Other noteworthy contract wins were in Italy, Brazil and Thailand.

JCDecaux's product portfolio is regularly enhanced by the creation of new networks. These **targeted products** continue to be positively received by advertisers. For example the Distingo® summer network, an extension of the Distingo® network launched in 2003, ensures coverage of tourist areas throughout the summer. The FamiliConso bus shelters enable advertisers to reach families with children, at every stage of their journey from home to point of sale.

Street Furniture






What will you start?


BOSS


OILET

	1	2	3	4	5
6	7	8	9		

1. San Francisco
2. Paris
3. London
4. Leipzig
5. Vancouver
6. Madrid
7. San Francisco
8. London
9. Sydney




Flower Power
Ricola





Street Furniture



Number 1 in Europe
in Billboard Advertising


p 5.99
H&M



Established in London since 1999


JCDecaux
ANDSWORTH







Established in London since 1999

In an increasingly competitive environment, the emphasis placed on quality by JCDecaux across the business has proven successful. The **strength and efficiency** of our business is the key to our success.

With 197,000 panels in over 29 countries, JCDecaux guarantees **exceptional coverage** of the urban population. Alongside its powerful broadcast portfolio, JCDecaux has developed themed products aimed at fulfilling the needs of advertisers.

JCDecaux has accentuated its focus on innovative marketing techniques for its clients. A good illustration is the Modulo range which offers advertisers locations as prestigious as the Champs-Elysees, the Opera district and even Porte Maillot in Paris.

Billboard






CLINIQUE






1
2
3
4
5
6
7
8

1. Paris, Porte Maillot
2. Belgrade
3. Hamburg
4. London
5. London
6. London
7. Ljubljana
8. Paris




OLAY


L'essentiel

Billboard


Euro 2004

Number One Worldwide

in Airport Advertising


partidas departures
rent-a-car
parque parking
35

Established in Lisbon since 1993



Paris / Roissy-Charles-de-Gaulle airport

After two difficult years marred by the SARS epidemic in Asia and the Iraq war, the transport business experienced renewed dynamism in 2004. As a result, its turnover has returned to 2000 levels. These results are a credit to the transport **teams**, who have consistently focussed their efforts despite the difficult advertising environment.

With the renewal of advertising concessions in 18 Spanish airports and contract wins for four airports in the Balearics, JCDecaux has become **number one in Spain** in airport advertising. Furthermore, Euro 2004 in Portugal allowed the Group to demonstrate its creativity by providing ever more innovative campaigns for advertisers. This success has led to a **cross-fertilisation** of ideas allowing our Germany subsidiary to benefit from the experience and success of their Portuguese counterparts in the run-up to the next World Cup in 2008.

Finally, after its successful launch in Roissy-Charles-de-Gaulle-2E, Aeo®, the Group's television network for air passengers, was rolled out to two further strategically important terminals in Paris: Orly West and Roissy-Charles-de-Gaulle-2F. This medium is at the forefront of innovation and allows the Group to position itself as a **leading edge service provider, enhancing the passenger experience.**


Beer


you car
Canon


Welcome to New York
The city that never sleeps
just got PrivateBeds.
Lufthansa
JCDecaux


Never say goodbye.
Face to face international video calling.

1. Hong Kong (underground)
2. Lisbon
3. Frankfurt
4. Lisbon
5. New York
6. Hong Kong (airport)
7. Paris (Roissy-Charles-de-Gaulle)
8. London


RBS
The Royal Bank of Scotland Group
Make it happen






Euro
Capital
Markets
Derivatives
Euro
Capital
Market
eurostar
Waterloo International

40











The bus shelter

In 1964, Jean-Claude Decaux invented the concept of Street Furniture, combining public services with advertising. Lyon was the first French city (with a population of over 100,000) to benefit from the installation of free bus shelters.



1964 // BUS SHELTER

EN FRANCE, UN BÉBÉ SUR DIX NAIT AVANT TERME.

(Institut National de la Santé)



Généralement ce bébé ne se contente pas d'arriver avant l'heure prévue.

Il aime aussi arriver au milieu de la nuit. Quand le café du coin d'où on pourrait appeler l'hôpital est fermé.

Eh bien, après avoir pensé à abriter les gens de la pluie (c'est comme ça que les Abribus sont nés), chez J.-C. Decaux, nous avons pensé aussi à celà. Nous nous sommes mis d'accord avec les P.T.T. Et maintenant on va trouver le téléphone dans un Abribus sur deux.

Pour ces bébés qui naissent sans prévenir à minuit, bien sûr. Mais aussi pour les enfants capricieux qui font une crise d'appendicite à 3 heures du matin. Ou encore pour ceux qui croient que les attaques, ça n'arrive qu'aux autres.

Pour parer aux accidents qu'on ne pouvait pas toujours prévoir. A ces accidents que nous avons voulu prévenir.

ABRIBUS J.C. DECAUX

Developing networks

Billboards were progressively introduced at the end of the sixties and the start of the seventies. The 1970s saw the standardisation of billboards based on the 4x3m size which ended the historical "price per metre" approach to sales.
To optimise the sale of this standard format, billboard companies utilised socio-demographic tools to divide cities (initially Paris, Lyon, Marseille) by district according to demographic and geographic segmentation. Billboard networks were developed to cover specific zones and districts. Alongside network sales, the first billboard audience measurement system showed that campaigns reached 80% of their target audience within seven days, reducing the interest in campaigns of longer displays such as 10 or 14 days, leading to their progressive demise.



1972 // City information panel
First map and information panel (CIP®)
Street Furniture.


DU MARAIS
11 juillet
1981

The scrolling panel

The introduction of the scrolling "Senior®" panel provided a clear differentiation for JCDecaux in the billboard sector. With the "Senior ®", JCDecaux introduced a way of sharing and animating the display on an individual site. This "revolution" led to a reduction in the density of billboards in urban areas.



1988 // SENIOR®
First scrolling Large Format
8m² billboard.


QUI
TOUT
PARIS
MAIRIE DE PARIS



Multi-service Street Furniture

Street furniture became an integral part of the urban landscape, offering new services: columns for recycling glass or batteries, bus shelters with telephones or with automatic public conveniences.



1992 // Morris column
JCDecaux pioneered
the multi-service column.


TELEPHONE
WOLTERS

Technical Innovation

JCDecaux launched interactive electronic billboards with plasma screens and voice-recognition internet terminals. In 2003, in partnership with ADP *(Aéroports de Paris)*, JCDecaux Airport created the first TV medium dedicated to "airline passengers": Aeo®.



2004 // Bicycles
1,000 free bicycles for the community launched in Lyon in May 2005.



52

Partnerships in


JCDecaux



Lyon Part-Dieu



Jacques Le Gars / Director of New Technologies, JCDecaux France

"For Lyon, we had to develop the JCDecaux range and create not just a bicycle, but a new service. The experience we gained in Austria and Spain enabled us to develop a new, safer and more functional product."

With the invention of the Street Furniture concept, which combines public service and advertising space, JCDecaux puts **innovation at the heart of its business.**

Today, more than ever, JCDecaux meets the **needs of its partners** by developing new and innovative products. In each of its products JCDecaux seeks to bring together aesthetics, environment and safety for both the public users and its own maintenance personnel.

In Lyon, **JCDecaux has reinvented the bicycle,** and designed a computerised system to manage a fleet of 2,000 public bicycles. In the United Kingdom, the Innovate division regularly launches **high-specification products** offering bespoke solutions that can increase visibility; enhance interaction with the public; or incorporate brands within the very fabric of the street furniture. This is a snapshot of JCDecaux creativity.

excellence

INNOVATION







Examples of Captive Audience Network
Aéo®/Roissy-Charles-de-Gaulle
Infoscreen/Vienna underground



Pierre Graff / Chairman of *Aéroports de Paris*

"Developed in collaboration with JCDecaux Airport, our advertising partner, Aéo® represents a strategic investment by Aéroports de Paris which reinforces our new "quality-for-all" approach to products and services.
With Aéo®, we can now guide, inform and entertain the thousands of passengers who pass through our terminals every day."

"Aéo®", the first TV medium dedicated to "air passengers" has been developed in partnership with *Aéroports de Paris* (ADP). This medium informs and entertains passengers during check-in, embarkation and arrival. **It comprises 107 screens** in the airport of Roissy-Charles de Gaulle (Halls E, F and F2) and Orly West (Halls 1, 2, 3, 4 and Central Hall).

A content rich medium, Aéo® shows 30-minute programmes primarily focused on sport and leisure. These are supplemented by news, weather and advertising.

With Aéo ®, JCDecaux has again demonstrated its capacity to create innovative products and services which incorporate the provision of public information.

Infoscreen is a further example of a Captive Audience Network which provides news and information within a short programme format. Designed as a television channel, **it is installed on the Metro in Vienna,** Austria. **Its bespoke content, graphics and design make it the perfect medium for this environment.**

excellence

NEW TECHNOLOGY


NEW



Lord Norman Foster / architect

"JCDecaux has been able to achieve true equilibrium between appropriate design and the high-level of maintenance necessary for the success of Street Furniture."

JCDecaux holds great appeal to the world's finest architects and designers, providing the **best locations in the world** to showcase their talents. Whether it is Jean-Michel Wilmotte on the Champs-Elysees or Philip Cox in Sydney, the Group understands and respects the unique character of each city it works in, enabling architects to reinforce this in their designs. Each city therefore benefits from a **unique product, reflecting its own image.**

With these high standards of design, JCDecaux offers advertisers an aesthetic, high-visibility showcase for their campaigns.

Whilst it provides the **best furniture** for cities and their citizens, JCDecaux also focuses on the profitability of its investments. For several years, the Group has been following an ambitious development programme that reconciles its commitment to diversity in designs, with the standardisation of basic parts and the rationalisation of its production costs.

excellence

DESIGN



Hiroshi Nakada / Mayor of Yokohama

"I am extremely proud that Yokohama, the first city in Japan's history to open its harbor to the world, installed advertising bus shelters, designed with the expertise of JCDecaux."

近代日本開国の地である横浜に、JCドゥコー社の斬新なデザインのストリートファニチャーを、
日本で初めて本格導入できたことを、私は誇りに思います。

Not only has JCDecaux invented the Street Furniture concept, but it has also created specific processes for the design, upkeep and maintenance of its furniture. Today almost **two-thirds of the Group's employees** are responsible for this area. Their unique and valuable experience is essential to the success of the business.

JCDecaux trains its personnel at its head office Plaisir (Yvelines, France), with the emphasis on maintaining the Group's **reputation for excellence.** Each year, 33,000 hours are spent training staff.

To prolong the life of its asset base, the Group puts great attention on future maintenance when it designs a piece of furniture. Providing the most appropriate working conditions for its employees, for the best maintenance and upkeep of its products, is also of prime importance to the Group.

excellence

UPKEEP



Head Office, Plaisir (Yvelines - France)



Charline Duval / Manager of Key Account

"The first session that I attended allowed me to show, with supporting evidence, the extent to which outdoor advertising has become the only true mass medium."

With the launch of JCDecaux's Media Academy in June 2004, the Group conducts specific training programmes structured around outdoor advertising for its sales and marketing teams.

The course, which comprises two annual sessions lasting three to four days across four years, is focussed on advertising strategy, **media expertise**, outdoor advertising and the specific knowledge of JCDecaux's advertising portfolio. Initially aimed at French sales and marketing personnel, from the most junior member to senior regional managers, the training aims to expand expertise, develop sales techniques and **equip the Sales force to succeed in today's fast-moving media environment.**

In 2004, **250 personnel** completed the first session, and all the sales teams will have completed the course between now and the end of 2008. JCDecaux is the only outdoor advertising Group to offer this type of training to its employees.

excellence

TRAINING

Key metrics of Street Furniture audience in France

	2m² National Network (Bus shelter*)	2m² Targeted Network Women 15 – 49 years CSP+ (highly-sophisticated urban women) households (Distingo**)	8m² Network (Senior***)
Coverage	83%	69%	79%
Frequency	33	13	23
Cost (per 1,000 contacts)	€ 1.2	€ 1.6 (1)	€ 1.9



The results of JCDecaux's Street Furniture audience research clearly demonstrates the value of its 2m² and 8m² advertising networks. They provide high levels of both coverage and frequency and are particularly cost effective, with cost per thousand contacts lower than the market average.

* Based on national B bus shelters as a benchmark – total target audience
** Based on Distingo as a benchmark – target audience women 15 – 49 years, households of CSP+ (highly sophisticated urban women) – Affimetrie calculation 2005.
*** Based on Senior Major as a benchmark – total target audience.
(1) Cost of 1,000 contacts based on total target audience.



Dominique Reiniche
Chairman of the *Union des Annonceurs*
Chairman of the European Union Group of The Coca-Cola Company

"For advertisers, audience measurement is an essential part of our decision making. In order to select the most appropriate media plan, it must be unique, independent and reliable, and it must also incorporate both street furniture and billboards."

As pioneers of audience measurement for European advertising campaigns, JCDecaux set itself the objective of improving the information available to the market. Following on from billboards and transport, JCDecaux completed its suite of research tools, and now offers audience measurement **for Street Furniture.**

JCDecaux believes that the establishment of a "Strategy, Research and Marketing" resource, in 2004, with representation on the Group management board, will provide the company with a significant market advantage. This policy will allow JCDecaux to offer the most relevant and effective solutions for advertisers to support their media objectives.

An Innovate department is currently being developed in France. This initiative will enable JCDecaux to extend **its leadership** in creativity, innovation and impactful advertising.

efficiency

THE AUDIENCE AND THE IMPACT

Paris / Quai des Célestins



Christophe Lambert / Chairman of Publicis Conseil

"Posters in our towns are a quintessential form of advertising which have the ability to communicate to the whole population of a city. The JCDecaux Group has designed advertising that makes our cities more aesthetically pleasing, with bus shelters that are ever more advanced".

The way of life for the urban population has undergone major upheavals over the last few years. Changes in working hours have led to new activities and have altered media consumption habits. At the same time, jobs, family life and leisure have been transformed, **increasing the frequency and duration of travel.**

It is therefore of strategic importance to JCDecaux that it continues to evolve its portfolio of **658,000 advertising panels worldwide.** The Group's offering is perfectly placed to meet advertisers' need to reach out to this more mobile population.

efficiency

NETWORKS


La qualité sous sa plus belle forme
Nouvelle FordFocus
JCDecaux

Paris / Avenue de la Grande Armée



Murat Yalman
Executive Director, Worldwide Marketing Service Ford Motor Company

"Most of the leading outdoor advertising companies provide opportunities across several countries. However JCDecaux is the only company that can deliver a unique and truly integrated campaign across its multi-format portfolio which reflects the new pan-European strategies of global advertisers."

In July 2000, JCDecaux created *One Stop Shop*, a subsidiary responsible for the co-ordination of international campaigns and the implementation of pan-European partnerships, providing an unbeatable multinational service for its clients.

The increasing use of outdoor advertising by Unilever brands demonstrates the growing importance of the medium to reach a more elusive consumer. The partnership between JCDecaux and Unilever will involve all of the European countries in which JCDecaux directly markets its portfolio, including the three Baltic states. **This five-year partnership represents total expenditure of more than €100 million.**

Ford and Mindshare Europe have also partnered with JCDecaux for the launch of the new Ford Focus in 12 European countries. This has allowed a more systematic use of outdoor advertising in the launch media strategy. For the first time in some countries, posters have formed an integral part of this advertiser's strategy.

One of the great successes of One Stop Shop has been to attract investment from luxury brands. For the first time, in 2004, **Prada used the Street Furniture network of JCDecaux** for its sunglasses campaign, which was followed by a further campaign for the launch of its new perfume.

efficiency

ONE STOP SHOP


太子
Prince Edward
太子
Prince Edward

Hong Kong Underground

JCDecaux has a unique ability to provide advertising sites across 45 countries giving advertisers access to an **an audience of more than 170 million people a day.**

Bus shelters, billboards, advertising panels on public transport systems, newspaper kiosks, flower stalls, multi-service columns... This range of quality sites can be utilised by advertisers to meet their specific **advertising objectives and target audience.**

The audience measurement systems and new innovations, such as timeshare and event support, allow JCDecaux to **increase the impact of a campaign** in the heart of 32 of Europe's 50 largest cities.

efficiency

MULTI-SUPPORT

Plymouth / solar-powered bus shelter



Agnès Lostis / Quality and Environment Director, JCDecaux France

"From the materials chosen for the manufacture of street furniture to the detergents used by the maintenance teams, all the stages in the process take the effect on the environment into consideration."

Cities are focussing more attention on environmental issues. As a company committed to the improvement of urban life, JCDecaux has instigated a sustainable development policy for the future, which reflects the legitimate concerns of local authorities.

By integrating the principle of sustainable development into the design of each product, the Group has implemented a **voluntary recycling policy** for its furniture. At the Plaisir site, products are dismantled and recycled. Specific waste, such as neon lights and batteries, undergo their own special treatment.

[illegible] **sustainable development**

THE ENVIRONMENT

JCDecaux
Por un Futuro
más limpio,
Madrid Recicla
Sus
PILAS
Usadas

Madrid / MUPI® battery recycling



Jean-Pierre Rousseau
Company ROUSSEAU, supplier and partner to JCDecaux since 1964

"JCDecaux is a very demanding Group in terms of the quality of the products we supply. For us, far from being a constraint on our business, it provides a permanent benchmark of our progress and drives us to explore new methods of production".

JCDecaux operates a business that provides public services. It is therefore natural that the Group has adopted a people-centric approach to its business.

The company pays particular attention to the accessibility of its equipment for handicapped people, and as a result JCDecaux has developed a new generation of automatic public conveniences. The first of these was installed in Calais in 2004. Furthermore the Group is developing many innovative services in information provision (internet terminals) and safety system (Double Info® system).

With this business approach JCDecaux has established a network of suppliers who can meet these standards: a recognised quality of product and a respect for the environment and the working conditions of its employees.

sustainable development

THE PEOPLE'S COMPANY



OUR DESTINIES ARE INEXTRICABLY LINKED. **WITHOUT NATURE, THERE IS NO FUTURE.**


FONDATION NICOLAS HULOT
WWW.FNH.ORG



Nicolas Hulot / Chairman of the *Fondation Nicolas Hulot pour la nature et l'homme*

"Out of education is born a better respect for nature in all its diversity. Posters offered us the unique ability to communicate our message to the greatest number of people."

JCDecaux has allowed its network of advertising panels to be used by many humanitarian and charitable organisations free of charge. In 2004, JCDecaux gave the *Fondation Nicolas Hulot pour la nature et l'homme* the opportunity to bring its cause to the attention of the public with a campaign of 500 4x3m panels in Paris, its suburbs, and several other large cities in France. During the course of the year, more than 30,000 advertising panels were offered to various charitable organisations.

Furthermore, many JCDecaux employees become actively involved in charitable causes, such as the Telethon, where the Group provides them with the support of its **logistical resources** such as vehicles and platforms.

Finally the **Ethical Charter** of JCDecaux has been updated in accordance with the pledge we made in 2003. The principles of this Charter are based on the fundamental values of the Group: quality, transparency and the delivery of our promises.

Partnership in **sustainable development**

PARTNERSHIPS AND ETHICAL CHARTER

Financial Report

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

BALANCE SHEET

Assets

In million euros	12/31/2004	12/31/2003	12/31/2002
Intangible assets (net)	34.4	31.9	33.1
Goodwill (net)	1,113.7	1,178.6	1,080.0
Tangible assets (net)	668.9	675.3	722.3
Investments (net)	80.8	75.9	79.8
FIXED ASSETS	**1,897.8**	**1,961.7**	**1,915.2**
Inventories (net)	75.8	95.4	92.6
Trade receivables (net)	404.6	386.7	403.1
Others receivables (net)	128.1	141.7	126.7
Marketable securities (net)	2.7	85.9	82.4
Cash	50.0	71.8	80.0
Deferred tax assets (net)	13.3	15.0	29.7
CURRENT ASSETS	**674.5**	**796.5**	**814.5**
TOTAL ASSETS	**2,572.3**	**2,758.2**	**2,729.7**

Liabilities and Equity

In million euros	12/31/2004	12/31/2003	12/31/2002
Shareholders' equity			
Capital	3.4	3.4	3.4
Share premium	929.3	923.2	923.2
Legal reserve	0.3	0.3	0.3
Consolidated reserves/Group share	405.3	366.0	360.5
Current year net income/Group share	78.1	40.9	26.0
SHAREHOLDERS' EQUITY (GROUP SHARE)	**1,416.4**	**1,333.8**	**1,313.4**
Minority interests	29.6	31.4	64.2
SHAREHOLDERS' EQUITY (TOTAL)	**1,446.0**	**1,365.2**	**1,377.6**
Provisions for risks and contingencies	124.3	114.6	82.6
Deferred tax liabilities	27.3	16.5	20.7
Liabilities			
Bonds	367.8	375.0	
Bank borrowings	117.5	394.6	737.7
Miscellaneous loans and financial debts	10.3	11.2	8.3
Trade payables	150.9	147.2	159.1
Other liabilities	313.6	321.2	314.0
Bank overdrafts	14.6	12.7	29.7
LIABILITIES	**974.7**	**1,261.9**	**1,248.8**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**2,572.3**	**2,758.2**	**2,729.7**

INCOME STATEMENT

In million euros	2004	2003	2002
NET REVENUES	**1,631.4**	**1,543.8**	**1,577.7**
Operating expenses excluding depreciation charges and provisions	(1,166.2)	(1,126.9)	(1,172.4)
EBITDA [1]	**465.2**	**416.9**	**405.3**
Depreciation charges and provision (net)	*(193.6)*	*(186.8)*	*(194.1)*
OPERATING INCOME	**271.6**	**230.1**	**211.2**
Net financial income/(loss)	(25.3)	(32.0)	(36.7)
INCOME FROM RECURRING OPERATIONS	**246.3**	**198.1**	**174.5**
Non-recurring income/(loss)	0.9	(0.3)	(2.7)
Income tax	(88.3)	(75.8)	(70.2)
NET INCOME FROM CONSOLIDATED COMPANIES BEFORE INCOME FROM EQUITY AFFILIATES AND AMORTISATION OF GOODWILL	**158.9**	**122.0**	**101.6**
Net income from equity affiliates	5.6	4.9	5.6
Amortisation of goodwill	(75.7)	(71.8)	(63.7)
CONSOLIDATED NET INCOME	**88.8**	**55.1**	**43.5**
Minority interests	10.7	14.2	17.5
NET INCOME GROUP SHARE	**78.1**	**40.9**	**26.0**
. Earnings per share (in euros) [2]	0.353	0.185	0.117
. Earnings per share diluted (in euros) [2]	0.346	0.181	0.115
. Number (average) of shares [2]	221,411,893	221,400,760	221,528,081
. Number (average) of shares (diluted) [2]	225,543,148	225,793,495	225,627,199

(1) The Group measures the performance of business on the basis of EBITDA (Earnings Before Interests, Taxes, Depreciation and Amortisation). EBITDA is not defined by French accounting principles.
(2) After deduction of treasury shares acquired by JCDecaux SA in 2002.

CASH FLOW STATEMENT

In million euros	2004	2003	2002
Net income (Group share)	78.1	40.9	26.0
Minority interests	10.7	14.2	17.5
Income from equity affiliates	(5.6)	(4.9)	(5.5)
Dividends received from equity affiliates	4.6	4.0	4.3
Change in deferred tax	13.3	2.4	(10.3)
Net amortisation and provision allowance and effect of exchange rate	267.5	272.6	261.8
Capital (Gain/Loss)	(0.5)	(1.9)	6.5
FUNDS FROM OPERATIONS	**368.1**	**327.3**	**300.3**
Change in working capital	(8.0)	3.2	24.2
NET CASH PROVIDED BY OPERATING ACTIVITIES	**360.1**	**330.5**	**324.5**
Acquisitions of intangible assets	(8.8)	(8.1)	(10.2)
Acquisitions of tangible assets	(166.8)	(142.7)	(156.5)
Acquisitions of financial assets (long term investments)	(14.8)	(204.6)	(49.9)
Acquisitions of financial assets (others)	(5.6)	(7.4)	(1.8)
Change in payables on assets		(1.0)	(3.8)
Total investments	**(196.0)**	**(363.8)**	**(222.2)**
Disposals of intangible assets		0.2	
Disposals of tangible assets	9.7	9.5	10.1
Disposals of financial assets (long term investments)	0.7	0.2	1.2
Disposals of financial assets (others)	1.4	1.7	18.4
Change in receivables on assets	0.4		3.9
Total disposals of assets	**12.2**	**11.6**	**33.6**
NET CASH (USED FOR) PROVIDED BY INVESTING ACTIVITIES	**(183.8)**	**(352.2)**	**(188.6)**
Dividends paid	(12.5)	(8.4)	(12.3)
Reduction of capital			
Repayment of debt	(349.2)	(346.9)	(202.1)
Cash inflow from financing activities	**(361.7)**	**(355.3)**	**(214.4)**
Increase in shareholders' equity	6.9		
Increase in debt	72.5	388.3	38.6
Cash outflow from financing activities	**79.4**	**388.3**	**38.6**
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	**(282.3)**	**33.0**	**(175.8)**
Effect of exchange rates fluctuations	(0.9)	1.0	(2.7)
CHANGE IN CASH POSITION	**(106.9)**	**12.3**	**(42.6)**
Cash position beginning of period	**145.0**	**132.7**	**175.3**
Cash position end of period	**38.1**	**145.0**	**132.7**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MAJOR EVENTS OF THE YEAR

In 2004, JCDecaux pursued its strategy of development through organic growth, winning public tenders for advertising contracts in the Street Furniture and airport businesses.

Financing

Following the implementation in December 2003, of a committed revolving credit line, JCDecaux SA repaid in advance in January 2004 the remaining amount of the non revolving Tranche A of its syndicated facility set-up in 2000 and during first half 2004, cancelled in full the revolving Tranche B of this facility.

Changes in the portfolio of contracts

In France, JCDecaux has been chosen by the Bid Committee of Greater Lyon for renewal of the street furniture contract. With a term of 13 years, this agreement involves the supply, installation, and maintenance of 2,200 bus shelters, 600 information panels (MUPI®), and 2,000, 3,000, or 4,000 bicycles.
In France, JCDecaux also renewed our street furniture contract with Saint-Étienne for a 12-year period, as well as the bus shelter contract for the greater Grenoble area for a 15-year period.
Finally, The Group was not awarded the bid for installation of bus shelters in greater Bordeaux, but we are still able to offer the Bordeaux area in our Street Furniture commercial offer, based on our positions in the city of Bordeaux and our MUPI® and Seniors® offer.

In Spain, JCDecaux renewed airport advertising contract for six years with eighteen airports, including Barcelona, Alicante, Malaga, Valencia and Seville, and won a contract with the four airports of the Balearic Islands (including Palma de Mallorca). These twenty-two airports handle 79 million passengers annually, or 52% of the Spanish market.

In Italy, IGPDecaux was awarded the street furniture advertising contract for Turin, in partnership with AVIP, the principal outdoor advertising agency in Turin. This 20-year contract covers the design, installation, and maintenance of 1,200 street furniture units.

In Japan, in partnership with the Mitsubishi Corporation, JCDecaux won the bid for the first exclusive bus shelter advertising contract in Yokohama. This 20-year contract involves 500 bus shelters.

Partnerships and Acquisitions

In March 2004, JCDecaux increased its stake from 50% to 75% in Univier Communications BV, a Dutch company that controls several leading outdoor advertising companies in the Baltic States. The remaining 25% are owned by Univier Communications NV.

In Germany, via JCDecaux GmbH (formerly Klett Decaux GmbH), JCDecaux acquired 100% of the shares of WFA Wartehallen Finanz AG company.

In May 2004, JCDecaux New York LLC purchased the remaining 30% in JCDecaux New York Inc., for a price of 2.2 million dollars (about €1.8 million). This operation increased the percentage of ownership in JCDecaux New York Inc. to 100%.

1. ACCOUNTING METHODS AND PRINCIPLES

1.1 General principles

The Group's consolidated financial statements have been prepared in accordance with the legal and regulatory provisions applicable in France as set out by Regulation No. 99-02 of the French Accounting Regulations Committee on consolidated financial statements.

The Group has not opted for the early application of Regulation No. 2002-10 of the Committee on Accounting Regulations on the depreciation and amortisation of assets.

1.2 Scope and methods of consolidation

The companies of the Group that are of significant size are consolidated. Generally, subsidiaries meeting one of the following three criteria are consolidated:

In million euros	Amount (absolute value) greater than
Revenues	0.8
Equity (Group share)	1.5
Net Income (Group share)	0.6

Are also consolidated companies which are below those criteria but which have synergies with other companies of the Group.
The aggregation of the non-consolidated companies is not significant.
The financial statements of companies under exclusive control are fully consolidated.
Companies that are jointly controlled by the Group in association with other shareholders are consolidated following the proportional method, where such companies' financial statements are consolidated to the extent of the Group's proportionate interest.
The financial statements of companies over which the Group exercises, either directly or indirectly, a significant influence on the management and financial policy are accounted for under the equity method.

Table 6.2 presents the list of consolidated subsidiaries and the consolidation method used for each of these companies.

All significant transactions between Group fully consolidated companies are eliminated upon consolidation. Transactions with companies consolidated under the proportional method are eliminated up to the percentage of integration. Results within consolidated companies are also eliminated.

1.3 End of the fiscal year

The consolidated financial statements are prepared on the basis of annual financial statements for all companies as of December 31.

1.4 Translation of financial statements prepared in foreign currency

Foreign subsidiaries' financial statements are translated on the following basis:
- year-end exchange rates for balance sheet items;
- average annual rates for income statement items.

Foreign exchange differences relating to a monetary component which is in substance an integral part of the Group's net investment in foreign consolidated companies are recorded within consolidated shareholders' equity until disposal or liquidation of the net investment, at which date they are to be recorded as income or charges in the income statement as are the other exchange translation differences. This accounting treatment has been applied to the companies JCDecaux Uruguay and JCDecaux Salvador (Brazil).

1.5 Intangible assets

Pre-operational costs as well as research and development costs are included in operating expenses in the income statement, as incurred.

Concessions and patents are amortised over their legal useful life.

Only significant, individualised and clearly identified software (such as ERP) are capitalised and amortised over a period of 5 years maximum. Other software are included in operating expenses.

Going concern values and goodwill (not resulting from consolidation) are completely amortised within the year they are recorded in the financial statements.

1.6 Goodwill

The difference between the acquisition cost of shares of consolidated companies and the proportion acquired in the equity adjusted in compliance with Group principles and methods is, after analysis, divided up between:
- positive or negative valuation differences relating to certain identifiable balance-sheet items;
- goodwill for the remaining unallocated balance.

The acquisition cost of shares includes related purchase costs (fees, etc.).

Goodwill is amortised using the straight-line method over a period not exceeding 20 years.

In case of particular circumstances (major structural modifications of technical, regulatory or market conditions, in the case of a planned sale or of insufficient profitability, etc.), impairment of goodwill is established, beyond the scheduled amortisation allowances, by means of a provision in line with the methodology described in note 1.8.

1.7 Tangible assets

Tangible assets appear on the balance sheet at historical acquisition cost.

Depreciation allowances are calculated on a straight-line basis over the following normal useful lives:

	Depreciation period
Tangible assets	
- Buildings and constructions	10 to 50 years
- Technical installations, tools and equipment (excluding street furniture and billboards)	5 to 10 years
- Street furniture and billboards	2 to 10 years
Other tangible assets	
- Fixtures and fittings	5 to 10 years
- Transport equipment	3 to 10 years
- Computer equipment	3 to 5 years
- Furniture	5 to 10 years

Street Furniture

Street Furniture (Bus shelters, Mupis®–City Light Billboards, Seniors®, Electronic Information Boards, Automatic Public Toilets, Morris Columns, etc.) is depreciated following the straight-line method over a period of 7 to 10 years.

Billboards

Billboards are depreciated according to the method of depreciation prevailing in the countries concerned in accordance with local regulations and economic conditions.

The main method of depreciation is the straight-line method over a period of 2 to 10 years.

In France, standard billboards are depreciated according to the accelerated method over 4 years.

Structural street furniture maintenance costs are capitalised where such costs result in the extension of the furniture useful life compared to the furniture economic life initially planned, and are depreciated over a period equal to half of the useful economic life of the street furniture.

1.8 Valuation of tangible and intangible fixed assets and of goodwill

The valuation of assets (intangible, tangible assets and goodwill) is assessed at the end of the accounting year based on future profitability prospects resulting from the comparison between the net booked value of such assets and their fair value so as to determine, if necessary, whether an impairment loss should be recognised. This fair value is measured at the level of each segment of business (Billboard, Street Furniture and Transport), notably on the basis of discounted future cash flows derived from the use of the assets, of their residual value and of the synergies expected by the Group.

The methodology used is the following:

- targeting of affiliates for which there is an indication that their assets may be impaired. This analysis is based, for the Street Furniture and Transport activities, on a projection of the 2004 Ebitda over the residual duration of the contracts. For the Billboard activity, a 15-year duration is used and the residual value of assets is taken into account;
- review of the affiliates which were targeted further to the process described in the previous paragraph. An analysis of the fair value of the assets of these affiliates is carried out based on the discounted future cash flows derived from the use of these assets. The following assumptions are used:
  - yearly cash flow projections are based on group financial budgets/forecasts;
  - residual duration of street furniture and transport contracts is more accurately approached using a probability of renewal at contract expiration. In the Transport activity, for the main airports, the probability used is a one time renewal of the contract at contract expiration;
  - the duration used for the Billboard activity (i.e. 15 years) is left unchanged and the residual value of assets is taken into account;
  - the discount rate used amounts to 8.5%, it is calculated from the Weighted Average Cost of Capital;
- comparison within each segment of activity (Billboard, Street Furniture and Transport) between the fair values and the carrying amounts of assets.

The fair value, for a segment of activity corresponds to the sum of the fair values of the affiliates belonging to this segment.

As of December 31, 2004, the review of the value of assets, following the above-described methodology, did not lead to the recognition of an impairment loss.
In other respects, under some exceptional circumstances (loss of a specific contract with low synergies within its segment of activity), the Group may recognize an impairment loss at the affiliate level rather than at the activity's segment level. As such, a depreciation of €3.0 million was recorded in 2004.

1.9 Investments in non-consolidated subsidiaries

This item consists of equity interests in companies which did not show any activity during the 2004 fiscal year, or on which the Group has no significant influence or lastly which would not significantly contribute to the consolidated financial statements, as a result, in particular, of the predominance of intra-Group transactions recorded in their accounts.
Depreciation allowances are booked for impairment of investments in non-consolidated affiliates and long-term investment securities when their realisable or going concern values assessed investment by investment become lower than their historical cost. The realisable and going concern values take into account the share in equity and the profitability prospects.

1.10 Inventories

Inventories mainly consist of:

- street furniture or billboards in kit form or partially assembled;
- parts necessary for the maintenance of installed street furniture.

Inventories are valued on the basis of the weighted average cost, which may include internal assembly costs. Depreciation allowances are booked as needed, when as a result of business prospects, their realisable value is less than their book value.
When the inventories are sold inside or outside the Group, direct or indirect production costs are included in the valuation of the inventories.

1.11 Provisions for bad debt

A provision for bad debt is recorded when the collection value of receivables is less than the book value.

1.12 Marketable securities

Marketable securities are stated at the lower of cost or market values. If the value of marketable securities at year-end shows an overall capital loss by class of securities, a depreciation allowance is recorded for the same amount.

1.13 Provision for retirement benefits and other benefits

The Group's obligations resulting from defined benefit plans, as well as their cost, are determined under the projected credit unit method. This method consists in measuring the obligation in accordance with the projected wage at the end of the working life and the rights acquired at the valuation date, determined in accordance with the collective agreements, branch agreements or legal rights in force. The actuarial assumptions used to determine the obligations are based on the economic conditions prevailing in the country of the plans and the demographic assumptions adapted to each company. These benefit plans are either funded, their assets being managed by an entity legally separate from the Group, or partially funded or unfunded, the Group's obligations being then covered by a provision in the balance sheet.

For post-employment defined benefits, actuarial gains or losses exceeding the greater of 10% of the present value of the defined benefit obligation or of the fair value of the related plan assets are recognised as an expense or a profit over the remaining average working lives within the Group of the Group's employees. Past service costs are recognised as an expense, on a straight-line basis, over the average period until the benefits become vested.
For long term benefits, actuarial gains or losses and past service costs are recognised as an expense or a profit immediately when they occur.

1.14 Turnover

Group turnover mainly consists in sales of advertising spaces on street furniture equipment, billboards and advertising in transport systems.

Advertising space turnover, rentals and services provided are recorded as turnover for the period in which the service is performed.

Turnover resulting from the sale of advertising spaces is recorded on a net basis after deduction of commercial rebates. For the billboard line of business and in some countries, commissions are paid by the Group to advertising agencies and buying groups when they are intermediaries between the Group and advertisers. These commissions are in this case deducted from the turnover. In agreements where the Group pays variable royalties or pays back a part of its advertising revenues to franchisers, the Group classifies gross advertising revenues as turnover and books royalties and the sales part repaid as operating charges, as the Group is not dealing as an agent but bears the risks and rewards incidental to the activity.

1.15 Non-recurring income/loss

Non-recurring gains and losses consist of significant items which, in light of their type, their unusual nature and their non-recurrence cannot be considered as inherent to the recurring operating activity of the Group, such as capital gains and losses on sales and related charges or miscellaneous penalties.

1.16 Current and deferred income tax

The Group records deferred tax resulting from temporary differences in the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Using the liability method, deferred tax is calculated by applying the most recent applicable tax rate. Deferred tax assets are subject to a valuation allowance when they are unlikely to be used within a reasonable time frame.
The income tax charge in the consolidated income statement corresponds to the current tax due by each consolidated taxable entity, adjusted for deferred tax.
The amount of deferred tax recorded, results mainly from consolidation adjustments (standardisation of Group accounting principles and amortisation/depreciation periods for tangible and intangible assets), from temporary differences between accounting and taxable income. Deferred tax assets on tax losses carried forward are systematically computed, and are subject to a depreciation allowance when their recoverability over a reasonable period is not quite certain.

1.17 Financial instruments

Interest rate swaps, caps and floors contracted in order to limit the interest rate exposure are included in the financial result. Premiums related to caps and floors are recorded as deferred charges and are recognised over the lifespan of the contract. The fair market value of such instruments is subject to a specific disclosure within the Notes related to off-balance sheet commitments.

Profits and losses induced by future exchange transactions, set up to cover the foreign exchange rate risk, are taken into account in the financial result of the Group. They compensate for the latent losses or profits on the underlying elements.

1.18 Finance and operating leases

The Group does not apply the preferential method (according to Regulation No. 99-02 of the French Accounting Regulations Committee on consolidated financial statements) which consists to restate finance lease contracts in the consolidated accounts. For the first time adoption of the International Financial Reporting Standards, the Group launched a survey to identify such operations that are individually material.
Finance and operating lease commitments as well as rent, minimum franchise payment commitments are disclosed in note 4.3 regarding off-balance sheet commitments.

1.19 Earnings per share

Earnings per share are computed based on the weighted average number of shares excluding stock options.
The calculation of this indicator after dilution takes into account the weighted average number of shares as well as the weighted average number of stock options granted or cancelled during the fiscal year. The weighted average number of treasury shares repurchased by the Group is deducted from the weighted average number of shares taken into account for the calculation of the ratio.

2. COMMENTS ON THE BALANCE SHEET

2.1 Scope of consolidation

The main changes that took place during 2004 are as follows:

- **Entries into the scope of consolidation**

The recently created Gewista Service GmbH company in Austria, held by Gewista at 100%, has been consolidated, under the full integration method, for the first time in 2004.
The company JCDecaux-Publimedia in Spain, recently created to run the advertising contract for the Barcelona metro, in partnership with Publimedia, has been consolidated following the full integration method, for the first time in 2004. It is 70% held by JCDecaux España SL.
WFA Wartehallen Finanz AG company, which was acquired for €4.5 million has been consolidated under the full integration method for the first time in 2004.

• **Mergers**

The company RCI, 100% held by JCDecaux SA, was merged into JCDecaux SA, with retrospective effect as at January 1st, 2004.

At January 1st, 2004, the company IGPDecaux Affichage (Italy), consolidated following the proportional method at 32.35% and 100% held by IGPDecaux (consolidated under the proportional method at 32.35%), was merged into its parent company.

The company Europlakat Usti nad Labem (Czech Republic), 100% held by Europlakat Spol Sro, was merged, at January 1st, 2004, into Europlakat Spol Sro (consolidated under the full integration method).

• **Change in percentage of ownership**

In March 2004, the company Europoster BV acquired an additional 25% interest in the company Univier Communications BV, at a price of €7.5 million. As a consequence, the Unicom Group which is composed of Univier Communications BV in the Netherlands, and its 100% owned subsidiaries, JCDecaux Unicom Baltic SIA in Latvia, JCDecaux Unicom Eesti OU in Estonia and JCDecaux Unicom UAB in Lithuania, is 75% held by JCDecaux. These companies remain consolidated following the proportional method considering the joint management exercised by the JCDecaux Group since July 1st, 2003.

In May 2004, the company JCDecaux New York LLC purchased the remaining 30% in JCDecaux New York Inc. (company without activity), at price of 2.2 million dollars (about €1.8 million). This operation brought the percentage of ownership in the JCDecaux New York Inc. company to 100%.

The following changes took place in Central Europe in the Europlakat International Werbe GmbH company:

- in May 2004, the company Europlakat International Werbe GmbH (consolidated under the proportional method at 50%) purchased the remaining 20% in Europlakat Yu Doo (Serbia) at a price of €320,000. As a consequence, Europlakat Yu Doo is 100% held by Europlakat International Werbe GmbH;
- besides, in June 2004, the company Europlakat International Werbe GmbH sold 12.5% of the shares of AQMI, a holding company owning 100% of Alma Quattro's shares (Serbia & Montenegro). This operation changed JCDecaux' percentage of interest in both companies from 33.5% to 29.3%;
- lastly, in June 2004, the company Proreklam Europlakat Doo (subsidiary of Europlakat International GmbH in Slovenia) purchased, for a price equivalent to €45,000, an additional 3% interest in Plakatiranje Doo (Slovenia). This operation changed the direct percentage of ownership in this company to 54%.

• **Exit from the scope of consolidation**

The company Pearl & Dean Publishing (Australia), which ceased its operations and was previously consolidated under the full integration method, has been excluded from the scope of consolidation as at January 1st, 2004 (exit of the scope without a sale).

The company Aguesseau whose impact is considered immaterial has been excluded from the consolidation scope as at January 1st, 2004.

The impact on the turnover due to the changes in the consolidation scope during the accounting period is €5.7 million, including an increase of €4.4 million for the Street Furniture sector and an increase of €1.3 million for the Transport sector.

2.2 Goodwill

As of December 31, 2004, goodwill represented €1,484.6 million in gross value and its cumulated amortisation amounted to €370.9 million.

The net book value of goodwill recorded in the consolidated financial statements as of December 31, 2004, 2003 and 2002 breaks down as follows:

In million euros	**12/31/2004**	12/31/2003	12/31/2002
Media Communication Outdoor Advertising (Avenir division)	552.5	590.4	623.0
Goodwill arising from shares contributed by JCDecaux Holding and minority shareholders in 2000	110.3	117.3	124.3
Austria, Switzerland and Central Europe partnerships [1]	245.1	259.5	155.7
IGP partnership (Italy)	37.4	39.7	42.0
Planigrama purchasing (Spain)	10.2	13.3	17.0
Univier Communications BV - The Netherlands (Unicom Baltics States partnership)	13.5	7.7	7.5
Wall shares (35% in Wall AG and 50% in Wall USA)	49.6	52.1	
Others	95.1	98.6	110.5
TOTAL	**1,113.7**	**1,178.6**	**1,080.0**

(1) Including from 2003 onwards the additional goodwill subsequent to the end of the joint agreement between the JCDecaux SA Group and B&C Holding in Austria and in Central Europe. Following this operation which took place in August 2003, JCDecaux SA holds directly 30% of Affichage Holding and through its 100% owned subsidiary JCDecaux Central Eastern Europe Holding GmbH, 67% of Gewista. It also includes the goodwill on Alma Quattro (Serbia & Montenegro).

2.4 Financial investments

These consist of shares in equity affiliates, investments in non-consolidated subsidiaries, loans to non-fully consolidated companies and other investments.

Breakdown (net book value)

In million euros	12/31/2004	12/31/2003	12/31/2002
Shares in equity affiliates	56.3	55.0	49.2
Shares in non-consolidated subsidiairies [1]	7.0	5.8	21.5
Loans	11.6	9.4	4.0
Related receivables	0.1	0.6	0.4
Other investments	5.8	5.1	4.7
TOTAL	**80.8**	**75.9**	**79.8**

(1) The decrease of €15.7 million in investments between 2002 and 2003 is mainly related to the consolidation of Wall AG as an equity affiliate.

Shares in equity affiliates

In million euros	% of interest as of 2004	12/31/2004	12/31/2003	12/31/2002
Switzerland				
Affichage Holding	30.00	43.3	42.6	45.7
The Netherlands				
Univier Communications BV [1]	75.00	-	-	1.6
Germany				
Stadtreklame Nürnberg GmbH	35.00	2.4	2.0	1.8
Ilg Aussenwerbung Zacharias	10.00	0.1	0.1	0.1
Wall AG	35.00	11.0	10.6	-
United States of America				
Wall Holdings/Wall USA Inc.	50.00	(0.5)	(0.3)	-
TOTAL		**56.3**	**55.0**	**49.2**

(1) This company was acquired in 2002. It is consolidated under the proportional method from July 1st, 2003 onwards.

Changes in shares in equity affiliates are as follows:

In million euros	12/31/2003	Income	Dividends	Scope	Translation	12/31/2004
Affichage Holding	42.6	3.9	(3.6)	-	0.4	43.3
Stadtreklame Nürnberg GmbH	2.0	0.7	(0.3)	-	-	2.4
Ilg Aussenwerbung Zacharias	0.1	-	-	-	-	0.1
Wall AG	10.6	1.6	(0.6)	(0.6)	-	11.0
Wall Holdings/Wall USA Inc.	(0.3)	(0.6)	-	0.4	-	(0.5)
TOTAL	**55.0**	**5.6**	**(4.5)**	**(0.2)**	**0.4**	**56.3**

• Mergers

The company RCI, 100% held by JCDecaux SA, was merged into JCDecaux SA, with retrospective effect as at January 1st, 2004.

At January 1st, 2004, the company IGPDecaux Affichage (Italy), consolidated following the proportional method at 32.35% and 100% held by IGPDecaux (consolidated under the proportional method at 32.35%), was merged into its parent company.

The company Europlakat Usti nad Labem (Czech Republic), 100% held by Europlakat Spol Sro, was merged, at January 1st, 2004, into Europlakat Spol Sro (consolidated under the full integration method).

• Change in percentage of ownership

In March 2004, the company Europoster BV acquired an additional 25% interest in the company Univier Communications BV, at a price of €7.5 million. As a consequence, the Unicom Group which is composed of Univier Communications BV in the Netherlands, and its 100% owned subsidiaries, JCDecaux Unicom Baltic SIA in Latvia, JCDecaux Unicom Eesti OU in Estonia and JCDecaux Unicom UAB in Lithuania, is 75% held by JCDecaux. These companies remain consolidated following the proportional method considering the joint management exercised by the JCDecaux Group since July 1st, 2003.

In May 2004, the company JCDecaux New York LLC purchased the remaining 30% in JCDecaux New York Inc. (company without activity), at price of 2.2 million dollars (about €1.8 million). This operation brought the percentage of ownership in the JCDecaux New York Inc. company to 100%.

The following changes took place in Central Europe in the Europlakat International Werbe GmbH company:

- in May 2004, the company Europlakat International Werbe GmbH (consolidated under the proportional method at 50%) purchased the remaining 20% in Europlakat Yu Doo (Serbia) at a price of €320,000. As a consequence, Europlakat Yu Doo is 100% held by Europlakat International Werbe GmbH;
- besides, in June 2004, the company Europlakat International Werbe GmbH sold 12.5% of the shares of AQMI, a holding company owning 100% of Alma Quattro's shares (Serbia & Montenegro). This operation changed JCDecaux' percentage of interest in both companies from 33.5% to 29.3%;
- lastly, in June 2004, the company Proreklam Europlakat Doo (subsidiary of Europlakat International GmbH in Slovenia) purchased, for a price equivalent to €45,000, an additional 3% interest in Plakatiranje Doo (Slovenia). This operation changed the direct percentage of ownership in this company to 54%.

• Exit from the scope of consolidation

The company Pearl & Dean Publishing (Australia), which ceased its operations and was previously consolidated under the full integration method, has been excluded from the scope of consolidation as at January 1st, 2004 (exit of the scope without a sale).

The company Aguesseau whose impact is considered immaterial has been excluded from the consolidation scope as at January 1st, 2004.

The impact on the turnover due to the changes in the consolidation scope during the accounting period is €5.7 million, including an increase of €4.4 million for the Street Furniture sector and an increase of €1.3 million for the Transport sector.

2.2 Goodwill

As of December 31, 2004, goodwill represented €1,484.6 million in gross value and its cumulated amortisation amounted to €370.9 million.

The net book value of goodwill recorded in the consolidated financial statements as of December 31, 2004, 2003 and 2002 breaks down as follows:

In million euros	**12/31/2004**	12/31/2003	12/31/2002
Media Communication Outdoor Advertising (Avenir division)	552.5	590.4	623.0
Goodwill arising from shares contributed by JCDecaux Holding and minority shareholders in 2000	110.3	117.3	124.3
Austria, Switzerland and Central Europe partnerships (1)	245.1	259.5	155.7
IGP partnership (Italy)	37.4	39.7	42.0
Planigrama purchasing (Spain)	10.2	13.3	17.0
Univier Communications BV - The Netherlands (Unicom Baltics States partnership)	13.5	7.7	7.5
Wall shares (35% in Wall AG and 50% in Wall USA)	49.6	52.1	
Others	95.1	98.6	110.5
TOTAL	**1,113.7**	**1,178.6**	**1,080.0**

(1) Including from 2003 onwards the additional goodwill subsequent to the end of the joint agreement between the JCDecaux SA Group and B&C Holding in Austria and in Central Europe. Following this operation which took place in August 2003, JCDecaux SA holds directly 30% of Affichage Holding and through its 100% owned subsidiary JCDecaux Central Eastern Europe Holding GmbH, 67% of Gewista. It also includes the goodwill on Alma Quattro (Serbia & Montenegro).

The variation of goodwill in 2004 breaks down as follows:

In million euros	Net value
As of January 1st, 2004	1,178.6
New goodwill arising during 2004	10.6
- Univier Communications BV (Proportional integration)	6.6
- WFA Wartehallen Finanz AG	3.1
- Others	0.9
Amortisation and impairment of goodwill	(75.7)
Exchange gains/losses	0.2
AS OF DECEMBER 31, 2004	**1,113.7**

2.3 Tangible assets

Breakdown by type of asset

In million euros	Gross value 12/31/2004	Depreciation or provisions 12/31/2004	Net value 12/31/2004	Net value 12/31/2003	Net value 12/31/2002
Land	32.0	1.2	30.8	29.6	30.9
Buildings	63.1	34.0	29.1	33.3	37.9
Technical installations, tools and equipment	1,684.2	1,140.3	543.9	549.8	580.8
Other	203.8	158.5	45.3	51.1	62.0
Fixed assets under construction	19.4	0.4	19.0	11.1	10.2
Advances and deposits	0.8	-	0.8	0.4	0.5
TOTAL	**2,003.3**	**1,334.4**	**668.9**	**675.3**	**722.3**

As of December 31, 2004, gross tangible assets amounted to €761.4 million in France and €1,241.9 million in foreign countries compared to €736.6 million and €1,176.2 million respectively as of December 31, 2003.

As of December 31, 2004, net tangible assets amounted to €668.9 million compared to €675.3 million as of December 31, 2003.

As of December 31, 2004, in the Street Furniture segment, net tangible assets amounted to €492.6 million compared to €505.8 million as of December 31, 2003.

As of December 31, 2004, in the Billboard segment, net tangible assets amounted to €151.4 million compared to €140.8 million as of December 31, 2003.

As of December 31, 2004, in the Transport segment, net tangible assets amounted to €24.9 million compared to €28.7 million as of December 31, 2003.

Changes in gross value

In million euros	Land	Building	Technical installation, tools and equipment	Others	Total
AS OF JANUARY 1, 2002	**34.8**	**75.9**	**1,452.5**	**236.2**	**1,799.4**
Changes in the consolidation scope			7.3	1.2	8.5
Capitalised maintenance (2002 fiscal year)			22.2		22.2
Acquisitions		2.4	111.0	20.8	134.2
Sales	(0.4)	(2.5)	(50.1)	(11.3)	(64.3)
Translation adjustments	(1.8)	(0.4)	(42.9)	(4.5)	(49.6)
Reclassifications [(1)]	0.1	2.9	5.0	(7.4)	0.6
AS OF DECEMBER 31, 2002	**32.7**	**78.3**	**1,505.0**	**235.0**	**1,851.0**
Changes in the consolidation scope			(0.3)	0.1	(0.2)
Capitalised maintenance (2003 fiscal year)			21.4		21.4
Acquisitions	1.5	0.7	97.3	21.8	121.3
Sales	(0.8)	(0.8)	(31.6)	(9.8)	(43.0)
Translation adjustments	(2.2)	(0.5)	(30.1)	(4.2)	(37.0)
Reclassifications [(1)]			10.3	(11.0)	(0.7)
AS OF DECEMBER 31, 2003	**31.2**	**77.7**	**1,572.0**	**231.9**	**1,912.8**
Changes in the consolidation scope			3.6	0.3	3.9
Capitalised maintenance (2004 fiscal year)			27.7		27.7
Acquisitions	2.2	0.7	96.7	39.4	139.0
Sales	(0.4)	(14.7)	(30.0)	(29.7)	(74.8)
Translation adjustments	0.0	0.0	(7.1)	(0.3)	(7.4)
Reclassifications [(1)]	(1.0)	(0.6)	21.3	(17.6)	2.1
AS OF DECEMBER 31, 2004	**32.0**	**63.1**	**1,684.2**	**224.0**	**2,003.3**

(1) The net impact of the reclassifications is not zero, as some reclassifications have an impact on other accounts in the balance sheet.

2.4 Financial investments

These consist of shares in equity affiliates, investments in non-consolidated subsidiaries, loans to non-fully consolidated companies and other investments.

Breakdown (net book value)

In million euros	**12/31/2004**	12/31/2003	12/31/2002
Shares in equity affiliates	56.3	55.0	49.2
Shares in non-consolidated subsidiairies (1)	7.0	5.8	21.5
Loans	11.6	9.4	4.0
Related receivables	0.1	0.6	0.4
Other investments	5.8	5.1	4.7
TOTAL	**80.8**	**75.9**	**79.8**

(1) The decrease of €15.7 million in investments between 2002 and 2003 is mainly related to the consolidation of Wall AG as an equity affiliate.

Shares in equity affiliates

In million euros	% of interest as of 2004	**12/31/2004**	12/31/2003	12/31/2002
Switzerland				
Affichage Holding	30.00	43.3	42.6	45.7
The Netherlands				
Univier Communications BV (1)	75.00	-	-	1.6
Germany				
Stadtreklame Nürnberg GmbH	35.00	2.4	2.0	1.8
Ilg Aussenwerbung Zacharias	10.00	0.1	0.1	0.1
Wall AG	35.00	11.0	10.6	-
United States of America				
Wall Holdings/Wall USA Inc.	50.00	(0.5)	(0.3)	-
TOTAL		**56.3**	**55.0**	**49.2**

(1) This company was acquired in 2002. It is consolidated under the proportional method from July 1st, 2003 onwards.

Changes in shares in equity affiliates are as follows:

In million euros	12/31/2003	Income	Dividends	Scope	Translation	12/31/2004
Affichage Holding	42.6	3.9	(3.6)	-	0.4	43.3
Stadtreklame Nürnberg GmbH	2.0	0.7	(0.3)	-	-	2.4
Ilg Aussenwerbung Zacharias	0.1	-	-	-	-	0.1
Wall AG	10.6	1.6	(0.6)	(0.6)	-	11.0
Wall Holdings/Wall USA Inc.	(0.3)	(0.6)	-	0.4	-	(0.5)
TOTAL	**55.0**	**5.6**	**(4.5)**	**(0.2)**	**0.4**	**56.3**

Shares in non-consolidated subsidiaries

In million euros	% capital	Income 2004	Equity 12/31/2004 [1]	Gross value of shares as of 12/31/2004	Net value of shares as of 12/31/2004
France					
Gommage and Aspiration	79.93	(0.1)	(0.5)	0.2	0.0
Affimétrie	33.00	0.0	0.4	0.2	0.2
Austria					
ARGE Autobahnwerbung [2]	50.00	0.4	0.8	0.1	0.1
Objekt Werbung GmbH [2]	25.00	0.2	(0.5)	0,9	0.6
Italy					
Ser Com	51.00	0.2	0.5	0.1	0.1
SIPA	49.00	0.4	0.5	0,3	0.3
ASPE [2]	49.00	0.2	0.3	0.2	0.2
Pubblisuccesso Lombardia [2]	100.00	0.0	0.3	0.1	0.1
Portugal					
JCDecaux Neonlight Portugal	67.04	0.1	0.1	0.0	0.0
Sweden					
Outdoor Impact AB	48.50	0.0	0.0	0.5	0.5
Czech Republic					
ISPA Brno Spol Sro	100.00	0.0	0.0	0.3	0.3
Slovenia					
N.B.S.H. Proreklam-Europlakat Prishtina	60.00	0.0	(0.1)	0.0	0.0
Madison	30.00	0.1	0.5	0.4	0.4
Americas					
UDC-JCDecaux Airport	50.00	0.1	0.0	0.6	0.0
UTE JCDecaux Argentina	50.00	0.1	0.5	0.3	0.2
Asia-Pacific					
JCDecaux Macau	80.00	0.0	0.1	0.1	0.1
Pearl & Dean Pty Ltd and Pearl & Dean Fidji	100.00	0.0	3.4	3.5	3.5
JCDecaux Neonlight	100.00	0.1	0.0	0.8	0.0
Others				0.6	0.4
TOTAL				**9.2**	**7.0**

(1) Equity excluding 2004 net income.
(2) 2003 Data for the income and the equity.

2.5 Inventories

In million euros	**12/31/2004**	12/31/2003	12/31/2002
Gross value of inventories	99.7	109.8	104.8
Depreciation allowances	(23.9)	(14.4)	(12.2)
NET VALUE OF INVENTORIES	**75.8**	**95.4**	**92.6**

The gross value of inventories as of December 31, 2004 decreased by €3.0 million for the French companies, mainly JCDecaux SA by €3.0 million, and decreased by €7.1 million for foreign companies, mainly Gewista for €5.4 million. These decreases are due to significant installations of street furniture in 2004.
Among the increase in provision of €9.5 million, €9.1 million were recorded by JCDecaux SA.

2.6 Trade receivables and provision for depreciation of receivables

In million euros	**12/31/2004**	12/31/2003	12/31/2002
Receivables (gross value)	435.3	417.0	436.4
Provision for depreciation	(30.7)	(30.3)	(33.3)
RECEIVABLES (net value)	**404.6**	**386.7**	**403.1**

As of December 31, 2004, the gross value of receivables decreased by €1.7 million for the French companies and increased by €20.0 million for foreign companies.

2.7 Other receivables

In million euros	**12/31/2004**	12/31/2003	12/31/2002
- Other operating receivables	27.0	19.6	17.2
Allowances for other operating receivables	(0.2)	(0.4)	(0.1)
- Miscellaneous receivables	9.1	9.6	8.3
Allowances for miscellaneous receivables	(4.0)	(1.7)	(0.8)
- Miscellaneous tax receivables	31.2	46.9	31.8
- Receivables on assets	0.1	0.1	0.2
- Advances and deposits paid	5.0	6.1	7.2
- Prepaid expenses	56.5	45.2	46.5
- Deferred expenses	3.4	16.3	16.4
Total other receivables	**132.3**	**143.8**	**127.6**
Total allowances on other receivables	**(4.2)**	**(2.1)**	**(0.9)**
NET OTHER RECEIVABLES	**128.1**	**141.7**	**126.7**

Between 2004 and 2003, the variation on other receivables mainly consists of the decrease of miscellaneous tax receivables in JCDecaux SA.

2.8 Marketable securities

In million euros	**12/31/2004**	12/31/2003	12/31/2002
France	0.5	85.3	73.0
Spain	1.6		8.7
Finland	0.5	0.5	0.5
Portugal	0.1	0.1	0.2
TOTAL	**2.7**	**85.9**	**82.4**

The difference between the book value and the market value of marketable securities is not material.
Marketable security decrease is due to the set up by JCDecaux SA of a revolving credit line which enabled to repay in advance the remaining amount of the non revolving Tranche A of its syndicated facility.

2.9 Net deferred tax

2.9.1 Deferred tax recorded

In million euros	**12/31/2004**	12/31/2003	12/31/2002
Deferred tax assets (net of provision for depreciation)	13.3	15.0	29.7
Deferred tax liabilities	(27.3)	(16.5)	(20.7)
TOTAL	**(14.0)**	**(1.5)**	**9.0**

As of December 31, 2004, the decrease of €12.5 million in the net deferred tax mainly comes from France for €9.6 million, Sweden for €1.1 million, Australia for €1.1 million, the United Kingdom for €0.9 million, Denmark and Iceland for €0.8 million whereas the increase comes from Spain for €1.3 million.

2.9.2 Unrecognised deferred tax assets on tax losses carried forward

Deferred tax on losses carry-forward which has been fully depreciated amounts to €25.4 million as of December 31, 2004. It includes €9.7 million from North America, €9.6 million from Europe, €3.5 million from South America and €2.6 million from Asia.

2.10 Changes in Stockholders' equity

In million euros	Capital	Premium	Consolidated reserves	Total
EQUITY AS OF DECEMBER 31, 2001	**3.4**	**923.2**	**395.3**	**1,321.9**
Net income for the period			26.0	26.0
Dividends paid [1]				
Purchase of treasury shares [2]			(2.1)	(2.1)
Change in translation adjustments			(32.4)	(32.4)
EQUITY AS OF DECEMBER 31, 2002	**3.4**	**923.2**	**386.8**	**1,313.4**
Net income for the period			40.9	40.9
Dividends paid [1]				
Changes in accounting methods [3]			(4.5)	(4.5)
Change in translation adjustments			(16.0)	(16.0)
EQUITY AS OF DECEMBER 31, 2003	**3.4**	**923.2**	**407,2**	**1,333.8**
Net income for the period			78.1	78.1
Dividends paid [1]				
Changes in Shareholder's equity [4]		6.1		6.1
Change in translation adjustments			(1.6)	(1.6)
EQUITY AS OF DECEMBER 31, 2004	**3.4**	**929.3**	**483.7**	**1,416.4**

(1) No dividends have been paid out.
(2) In 2002, JCDecaux SA bought 200,000 of its own shares (treasury shares) in August and October 2002 for a total price of €2.1 million.
(3) Post employment and long term benefits.
(4) In 2004, the increase in the JCDecaux SA's share capital and share premium is related to the exercise of stock options.

As of December 31, 2004, the share capital is composed of 221,993,669 shares.

2.11 Change in minority interests

In million euros	**2004**	2003	2002
EQUITY (MINORITY INTERESTS) AS OF JANUARY 1	**31.4**	**64.2**	**68.8**
Net income for the period	10.7	14.2	17.5
Dividends paid	(12.5)	(7.9)	(12.2)
Change in translation adjustments	0.1	(0.7)	0.2
Changes in consolidation scope	(0.1)	(38.3)	(10.1)
Changes in accounting methods	-	(0.1)	-
EQUITY (MINORITY INTERESTS) AS OF DECEMBER 31	**29.6**	**31.4**	**64.2**

2.12 Loss and contingency provisions

Loss and contingency provisions break down as follows:

In million euros	**12/31/2004**	12/31/2003	12/31/2002
Loss and contingency provisions	99.4	86.4	72.0
Provisions for retirement and other benefits	24.9	28.2	10.6
TOTAL	124.3	114.6	82.6

Changes in loss and contingency provisions

In million euros	12/31/2003	Allowances	Reversals	Reclassifications	Exchange gains/losses	12/31/2004
Provisions for risks	23.5	6.8	(4.2)	(0.2)	(0.1)	25.8
Provisions for dismantling [1]	61.5	6.7	-	0.0	(0.3)	67.9
Provisions for retirement and other benefits	28.2	2.5	0.0	(6.0)	0.2	24.9
Provisions for restructuring	0.2	0.1	(0.3)	0.0	-	0.0
Provisions for charges	1.2	0.5	(1.4)	5.5	(0.1)	5.7
TOTAL PROVISIONS	**114.6**	**16.6**	**(5.9)**	**(0.7)**	**(0.3)**	**124.3**

(1) Loss and contingency provisions consist mainly of provisions for dismantling costs in respect of street furniture. They are calculated at the end of each accounting period and are based on the size of the pool of street furniture currently in use and their unitary dismantling cost (labor, cost of destruction and restoration of ground surfaces).

There is no material reversal in 2004 not related to actual charges.

The provisions for dismantling costs are spread over the duration of each agreement. They are not discounted. Upon termination of a contract, 100% of the dismantling costs is set aside as a provision. Dismantling provisions being reestimated at year-end, a net depreciation is recorded in the financial year.

Provisions related to litigation represent an amount of €8.9 million as of December 31, 2004. All litigation in the Group has been reviewed by the Group's Legal Department. Risks related to litigation have been evaluated on a case by case basis depending on accusers' claims, on lawyers' opinions and on first instance verdicts from the court.

Other provisions consist in particular of provisions on social contingencies for an amount of €3.1 million.

Provision for retirement benefits and other benefits

The Group's defined employee benefit obligations mainly consist in retirement benefits (legal termination benefits, pensions and other retirement benefits for MDs of some Group's companies) and other long term benefits paid during the working life such as long service awards.

The Group's retirements benefits are mainly related to France, the United Kingdom, the Netherlands and Austria.

In France, the termination benefits paid at the retirement date are calculated in accordance with the "*Convention Nationale de la Publicité*" (Collective Bargaining Agreement for Advertising). A part of the obligation is covered by contributions made to an external funds by the French companies of the JCDecaux Group.

In the United Kingdom, retirement obligations mainly consist in a pension plan previously open to some employees of the company JCDecaux United Ltd. In December 2002, the related vested benefits have been frozen.

In Austria, employee benefits are mainly termination benefits.
In the Netherlands, retirement obligations mainly relate to a pension plan partially covered by the contributions paid to an external entity.

Lastly, there are two multi-employer defined benefit plans in Sweden (ITP) and in Finland (TEL). These plans have not been valuated in so far as, first, they are national plans for which the necessary information is not available at this date, secondly, the TEL plan is ranked as a social security plan.

Provisions are calculated according to the following assumptions:

As of December 31	2004	2003
Discount rate	4.5% - 7%	4.9% - 7%
Estimated annual rate of increase in future salaries	1.75% - 4%	2% - 4%
Estimated annual rate of increase in post-employment benefits	3%	2% - 3%
Expected return of related plan assets	5% - 8%	5% - 8%
Expected average remaining working lives of employees	14 - 20 years	14 - 15 years

Retirement benefits and other long term benefits (before tax) are analysed as follows:

In million euros	Retirement benefits unfunded	Retirement benefits funded	Other benefits	Total
Change in benefit obligation				
Opening balance	9.2	46.1	2.6	57.9
Service cost	0.6	1.4	0.2	2.2
Interest cost	0.5	2.5	0.1	3.1
Amendments in plans				
Actuarial gains/losses	0.7	3.7	0.0	4.4
Benefits paid	(0.7)	(1.1)	(0.2)	(2.0)
Other (exchange gains/losses)		(0.2)		(0.2)
BENEFIT OBLIGATION AT THE END OF THE PERIOD	**10.3**	**52.4**	**2.7**	**65.4**
including France	*6.7*	*13.2*	*1.3*	*21.2*
including other countries	*3.6*	*39.2*	*1.4*	*44.2*
Change in plan assets				
Opening balance		27.4		27.4
Actual return on plan assets		1.7		1.7
Employer contributions		2.0		2.0
Benefits paid		(1.0)		(1.0)
Other (exchange gains/losses)		0.5		0.5
FAIR VALUE OF ASSETS AT THE END OF THE PERIOD		**30.6**		**30.6**
including France		*4.1*		*4.1*
including other countries		*26.5*		*26.5*
Provision				
Funded status	10.3	21.8	2.7	34.8
Unrecognised actuarial gains/losses	(0.7)	(1.7)		(2.4)
Unrecognised past service cost	(1.4)	(3.0)		(4.4)
PROVISION AT THE END OF THE PERIOD [(1)]	**8.2**	**17.1**	**2.7**	**28.0**
including France	*4.7*	*5.9*	*1.3*	*11.9*
including other countries	*3.5*	*11.2*	*1.4*	*16.1*
Net periodic pension cost				
Service cost	0.6	1.4	0.3	2.3
Interest cost	0.5	2.5	0.1	3.1
Expected return on plan assets		(1.7)		(1.7)
Net actuarial gains/losses recognised in the year			(0.1)	(0.1)
Net past service cost recognised in the year	0.2	0.2		0.4
CHARGE OF THE YEAR	**1.3**	**2.4**	**0.3**	**4.0**
including France	*0.7*	*1.4*	*0.1*	*2.2*
including other countries	*0.6*	*1.0*	*0.2*	*1.8*

(1) The amount of €28.0 million includes €24.9 million of provisions accrued as a liability in the balance sheet, €(1.0) million of reimbursement rights relating to the Austrian retirement benefit plan and €4.1 million included in "other liabilities" and corresponding to a part of the employee benefit obligation in the United Kingdom.

Unrecognised actuarial losses as of December 31, 2004 amount to €2.4 million and are essentially related to the UK funds and French companies.

Unrecognised past service cost as of December 31, 2004 amounts to €4.4 million and corresponds to the surplus resulting from the application of the new French law "loi Fillon" that is recognised over the average period until the benefits become vested.

In fiscal year 2004, the net movements of employee benefit obligations are as follows:

In million euros	2004
AS OF JANUARY 1, 2004	**27.2**
Charge of the year	4.0
Exchange gains/losses	(0.2)
Contributions paid	(2.0)
Benefits paid	(1.0)
AS OF DECEMBER 31, 2004	**28.0**

The breakdown of the related plan assets is as follows:

In million euros	2004	%
Shares	19.1	63
Bonds	9.9	32
Real estate	0.7	2
Others	0.9	3
TOTAL	**30.6**	**100**

2.13 Long-term debt

In million euros	12/31/2004	12/31/2003	12/31/2002
Bonds	367.8	375.0	
Bank borrowings	117.5	394.6	737.7
Miscellaneous facilities and other long-term debt	10.3	11.2	8.3
TOTAL	**495.6**	**780.8**	**746.0**

Since the issue by JCDecaux SA in 2003 of a US private placement, the Group's main sources of funding consist of bonds and bank facilities. The outstanding amount as of December 31, 2004 is as follows:

- US private placement issued in 2003 for a total amount of €367.8 million;
- a committed revolving credit line, set up by JCDecaux SA in 2003, with an outstanding amount of €65 million as of December 31, 2004;
- bank loans held by JCDecaux SA's direct and indirect subsidiaries, for a total amount of €52.5 million.

Other borrowings and miscellaneous facilities consist of (i) shareholder loans held by subsidiaries not fully owned by the Group and granted by the other shareholders of such entities, for a total amount of €7.6 million; (ii) accrued interest related to the bonds and bank borrowings and accrued interest related to shareholder loans, for a total amount of €2.7 million.

In addition to the Bonds and Bank Borrowings outstanding as of December 31, 2004, the Group had a total of €600 million available committed credit lines (available amount of the committed revolving credit line set-up by JCDecaux SA in 2003).

Terms and conditions of the Group's main sources of financing

The Group's main financing held by JCDecaux SA consists of:

- the US private placement (USPP), consisting of 5 tranches:

USPP	Tranche A	Tranches B and C	Tranches D and E
Principal amount	US$100 million	US$100 million and €100 million	US$50 million and €50 million
Amortising profile	Bullet	Bullet	Bullet
Maturity date	April 2010	April 2013	April 2015

- a committed revolving credit facility, set up in December 2003, with an original principal amount of €550.0 million, increased to €665.0 million in February 2004, and consisting of a single tranche:

2003 Line	
Final principal amount	€665 million
Type and amortising profile	Committed, revolving Bullet
Maturity date	December 2008

The margin applicable to this credit line varies between 0.375% and 0.80%, depending on the Group's rating. Based on its current rating, the margin is 0.475%.

Those sources of funding held by JCDecaux SA are committed, but they contain various restrictive covenants:

- those covenants limit the Group's ability, among other things, to:
  - create liens on assets;
  - sell assets;
  - set up third-party debt at JCDecaux's subsidiaries level;
  - extend the Group's business to activities non related to outdoor business (committed revolving credit line set up in 2003 only).
- they require the Group to maintain specific financial ratios:
  - interest coverage ratio: consolidated EBITDA/consolidated net financial interest expense strictly greater than 3.5 to 1. As of December 31, 2004, the ratio was 18.2 to 1;
  - consolidated net debt coverage ratio: consolidated net indebtedness/consolidated EBITDA strictly less than 3.5 to 1. As of December 31, 2004, the ratio was 1.0 to 1.
- they limit changes in the control of JCDecaux SA.

The non compliance with such covenants could accelerate the maturity of such sources of funding.

As of December 31, 2004, the Group was in compliance with all criteria.

Maturity of medium and long-term debt (excluding unused confirmed credit lines)

In million euros	**12/31/2004**	12/31/2003	12/31/2002
Less than one year	21.6	345.5	210.4
More than one year and less than 5 years	93.2	35.4	509.0
More than 5 years	380.8	399.9	26.6
TOTAL	**495.6**	**780.8**	**746.0**

Breakdown of medium and long-term debt by currency

Breakdown by currency, before basis and currency swaps

In million euros	**12/31/2004**	12/31/2003	12/31/2002
Euro	241.9	513.2	689.1
US Dollar	217.8	225.0	
Danish Krone	12.3	15.4	18.6
Norwegian Krone	5.5	5.5	6.2
Thai Baht	5.5	3.4	3.4
Chilean Peso	4.8	4.6	2.8
South Korean Won	3.6	1.4	1.4
Japanese Yen	1.5	4.9	4.3
Australian Dollar	1.1	4.8	19.1
Others	1.6	2.6	1.1
TOTAL	**495.6**	**780.8**	**746.0**

Breakdown by currency, after basis and currency swaps

	12/31/2004	
	In M€	In %
Euro	373.4	75
US Dollar	66.5	13
Danish Krone	16.9	3
Norwegian Krone	11.5	2
Czech Koruna	9.3	2
Thai Baht	5.5	1
Chilean Peso	4.8	1
South Korean Won	3.6	1
Others	4.1	1
TOTAL	**495.6**	**100**

Breakdown of medium and long-term debt by fixed/floating rate (excluding unused committed credit lines)

Breakdown before interest rate derivatives

In million euros	**12/31/2004**	12/31/2003	12/31/2002
Fixed rate	242.7	256.5	35.7
Floating rate [1]	252.9	524.3	710.3
TOTAL	**495.6**	**780.8**	**746.0**

(1) A portion of the floating medium and long-term debt is hedged, using financial instruments as described in note 4.1.

Breakdown after interest rate derivatives

	12/31/2004	
	In M€	In %
Fixed rate	33.5	7
Floating rate hedged with options	95.0	19
Floating rate	367.1	74
TOTAL	**495.6**	**100**

3. NOTES TO THE INCOME STATEMENT

3.1 Net operating expenses

In million euros	2004	2003	2002
Purchases of materials, external charges and other net operating expenses	(821.2)	(787.6)	(820.3)
Taxes and duties	(18.1)	(17.4)	(18.4)
Payroll	(326.9)	(321.9)	(333.7)
Depreciation provisions net of releases	(22.0)	(16.4)	(15.7)
Depreciation allowances net of releases	(171.6)	(170.4)	(178.4)
TOTAL	**(1,359.8)**	**(1,313.7)**	**(1,366.5)**

Research and development costs amounted to €7.7 million in 2004 against €8.3 million in 2003 and €9.8 million in 2002 and are included in "Purchases of materials, external charges and other net operating expenses".

3.2 Net financial income/loss

In million euros	2004	2003	2002
Interest on debt net of cash	(24.7)	(28.3)	(36.1)
Net foreign exchange gains and losses	0.1	(2.0)	(0.2)
Others	(0.7)	(1.7)	(0.4)
TOTAL	**(25.3)**	**(32.0)**	**(36.7)**

The financial result for 2004 amounted to €(25.3) million, i.e. an improvement of €6.7 million, compared to 2003. The improvement is mainly due to a decrease in net interest expense related to the Group's net indebtedness, this decrease being itself due to (i) a lower average net debt in 2004 as compared to 2003 and (ii) lower EURIBOR rates compensating largely higher US LIBOR rates.

3.3 Non-recurring income/(loss)

In million euros	2004	2003	2002
Net income from operations	(0.3)	(0.4)	(12.6)
Net income from capital transactions	1.0	2.6	(5.2)
Net releases and other net income	0.2	(2.5)	15.1
TOTAL	**0.9**	**(0.3)**	**(2.7)**

Net income from capital transactions amounted to €1.0 million, including mainly a net profit of €2.1 million in the United Kingdom arising from the sale of land carrying billboards, €0.4 million losses on loans recorded in France, a net loss of €0.5 million on sales of billboards and street furniture, and a net loss of €0.2 million on sale of intangible assets.

3.4 Income Tax

Breakdown between deferred and current taxes

In million euros	2004	2003	2002
Current taxes	(74.3)	(63.6)	(64.2)
Deferred taxes	(14.0)	(12.2)	(6.0)
TOTAL	**(88.3)**	**(75.8)**	**(70.2)**

The effective tax rate before amortisation of goodwill and before net income from equity affiliates, was 38.3% in 2003 and is 35.7% in 2004.

The €14.0 million of deferred taxes in 2004 include €13.3 million of net deferred tax expense and a €0.7 million allowance for depreciation of deferred tax assets.

Breakdown of income taxes

In million euros	Income before tax	Taxes	Income after tax
Income from recurring operations	246.3	(87.8)	158.5
Non-recurring income	0.9	(0.5)	0.4
Income from consolidated companies before income from equity affiliates and amortisation of goodwill	**247.2**	**(88.3)**	**158.9**

Tax on non recurring income includes non deductible expense for €0.7 million, i.e. a total tax impact of €0.2 million.

Details of tax calculation

In million euros	2004	2003	2002
CONSOLIDATED NET INCOME	**88.8**	**55.1**	**43.5**
Income tax charge	(88.3)	(75.8)	(70.2)
CONSOLIDATED INCOME BEFORE TAXES	**177.1**	**130.9**	**113.7**
Amortisation of goodwill	75.7	71.8	63.7
Share of net income from equity affiliates	(5.6)	(4.9)	(5.6)
Parent/subsidiary regime tax treatment	3.6	6.1	2.3
Miscellaneous	7.4	6.1	1.2
Net income before tax subject to the standard tax rate	258.2	210.0	175.3
Weighted Group tax rate	32.86%	34.23%	34.65%
Theoretical tax charge	(84.8)	(71.9)	(60.7)
Deferred tax on unrecognised tax losses	(4.3)	(9.0)	(16.3)
Additional local taxes	(2.3)	(0.3)	0.8
Use of unrecognised prior tax losses carried forward	0.7	2.4	1.1
Correction of deferred tax/previous years	2.5	2.0	3.9
Miscellaneous	(0.1)	1.0	1.0
Total tax charge calculated	(88.3)	(75.8)	(70.2)
TAX CHARGE RECORDED	**(88.3)**	**(75.8)**	**(70.2)**

3.5 Net income from equity affiliates

In million euros	**2004**	2003	2002
Affichage Holding	3.9	3.7	4.7
Stadtreklame Nürnberg GmbH	*0.7*	*0.6*	*0.6*
Univier Communications BV		0.5	0.3
Wall AG	1.6	0.3	
Wall Holdings/Wall USA Inc.	(0.6)	(0.2)	
TOTAL	**5.6**	**4.9**	**5.6**

3.6 Headcount and compensation of executive officers

In 2004, the Group's headcount consisted of 6,933 people. In 2003, the headcount was 6,915 and to 7,079 in 2002.

As of December 31, 2004, the Group's share of headcount of companies consolidated following the proportional method is 251 people (included in the above mentioned 6,933 people).

The breakdown of headcount for the financial years 2004, 2003 and 2002 is as follows:

	2004	2003	2002
Chief executives	111	104	109
Executives	817	766	770
Skilled employees	1,280	1,143	1,152
Employees	2,957	3,084	3,153
Workers	1,768	1,818	1,895
TOTAL	**6,933**	**6,915**	**7,079**

The amount of compensation paid to members of the Group's managing boards, the Executive and Supervisory Boards amount respectively to €7.2 million and €0.1 million in 2004, compared to €5.9 million and €0.1 million as for fiscal year 2003.

4. OFF-BALANCE SHEET COMMITMENTS

4.1 Financial instruments

The Group uses derivative instruments only for interest rate and foreign exchange rate hedging purposes.

4.1.1 Financial instruments related to bond issues

In connection with the issuance of its US private placement in 2003, JCDecaux SA raised funds, a significant portion of these funds, ($250 million) being denominated in US dollars and bearing a fixed coupon. As the Group did not generate such US dollar funding needs and in compliance with its policy to have its medium and long term debt indexed on short term rates, JCDecaux SA entered into swap transactions combined with the issuance of its private placement:

- interest rate swap: JCDecaux SA receives a fixed rate and pays a floating rate (LIBOR), on a nominal amount of $100 million, and with a maturity date in April 2010;
- currency interest rate swap: JCDecaux SA receives a fixed rate denominated in US dollar and pays a floating rate EURIBOR, on a nominal amount of (i) $150 million before swaps and (ii) €142 million after swaps, and with maturity dates between 2013 and 2015.

The market value of JCDecaux' portfolio of financial instruments related to bond issues (theoretical cost of cancellation) was €(31.9) million as of December 31, 2004.

4.1.2 Interest rate risk (excluding financial instruments related to bond issues)

A significant portion of the Group's medium and long term debt is denominated in euros and indexed on floating rates. In order to limit the impact on its cost of funding of an increase in EURIBOR rates, the Group hedged part of its debt with caps, caps spreads and tunnels.

As of December 31, 2004, the positions held by the Group are the following:

Hedging against an increase in short term euro interest rates, of JCDecaux SA's debt indexed on floating rate (€433 million outstanding as of December 31, 2004)

- Caps purchased for €95 million, including €60 million of ratchet caps; such caps maturing between August 2005 and April 2006; none was in the money on December 31, 2004.
- Caps sold for €35 million maturing in April 2006; none was in the money on December 31, 2004.
- Floors sold for €95 million maturing between August 2005 and April 2006; €60 million were in the money, based on a EURIBOR 3 month index of 2.155% (as of December 31, 2004).

The impact in 2005 of such transactions on JCDecaux SA's cost of funding's exposure to a change in EURIBOR rates will be:

Variation in % in EURIBOR rates vs rate as of December 31, 2004	(1)%	+1%	+2%	+3%
Impact in % on JCDecaux SA's cost of funding	(0.85)%	+0.87%	+1.74%	+2.65%

Hedging of subsidiary debt

To hedge a bank loan, denominated in Danish Krones and indexed on floating rates, the Group has also implemented fixed rate swaps, with an amortising profile and final maturity at January 2009. The outstanding amount as of December 31, 2004 is 48 million Danish Krones.

The market value of the Group's portfolio of interest rate instruments (theoretical cost of cancellation) was €(1.3) million as of December 31, 2004.

4.1.3 Foreign exchange rate risk (excluding financial instruments related to bond issues)

The foreign exchange risk exposure of the Group is related to its business in foreign countries. It is mainly related to financial activities (refinancing and cash deposits with foreign subsidiaries).

As of December 31, 2004, the hedging transactions implemented by the Group are the following (net positions):

In million euros		12/31/2004
On financial operations		
Forward purchases against euro [1]	American dollar	9.0
	Singapore dollar	3.5
	Hong Kong dollar	2.2
Forward sales against euro [2]	Czech Koruna	9.3
	Norwegian krone	5.9
	Danish krone	4.6

(1) Forward purchases of US dollars hedge the unused portion of JCDecaux SA's debt denominated in such currency (Tranche A of the US private placement issued in 2003). Forward purchases of the other currencies hedge (i) loans granted to JCDecaux SA by its subsidiaries, pursuant to the Group's policy of cash centralisation; (ii) remaining cash in bank denominated in currencies at JCDecaux SA's level, swapped into euros.

(2) Forward sales hedge loans granted by JCDecaux SA or other French entities to their subsidiaries.

The market value of those foreign exchange instruments (theoretical cost of cancellation) was €(3.1) million as of December 31, 2004.

4.2 Off-balance sheet commitments, other than financial instruments

In million euros	12/31/2004	12/31/2003
Commitments given [1]		
Business guarantees	59.5	64.0
Other guarantees	7.5	11.2
Pledges and mortgages	1.9	1.0
Commitments on shares	148.5	154.6
TOTAL	**217.4**	**230.8**
Commitments received		
Guarantees	2.7	1.5
Commitments on shares	120.9	128.2
Credit facilities	600.0	1,051.6
TOTAL	**723.6**	**1,181.3**

(1) Excluding commitments related to leases, rents and minimum franchise payments, given in the ordinary course of business.

Business guarantees consist in performance bonds granted mainly by JCDecaux SA. As such, JCDecaux SA guarantees the execution of contracts entered into by subsidiaries with Cities and Airports, either directly to third parties or as counterpart guarantees granted by banks or insurance companies.

The line "other guarantees" includes guarantees granted mainly by JCDecaux SA: (i) for payments related to building lease agreements, car rentals of its subsidiaries; (ii) as counterpart for bank guarantees given by such banks to subsidiaries; (iii) for payments related to financial debt of non consolidated subsidiaries or subsidiaries consolidated following the equity method (iv) for payments related to financial debts of companies consolidated following the proportional method when the guarantee amount exceeds the Groups' percentage of ownership.

Guarantees received are mainly representations and guarantees on liabilities.

Commitments given and received on shares are namely granted and received in the context of external growth operations.

As of December 31, 2004, commitments given on shares consist, to the benefit of our different partners, of the following put options:

- put, with an exercise period from January 1, 2009 to December 31, 2009, for an amount of €74.0 million;
- put, with an exercise period from March 1, 2005 to March 15, 2005, for an amount of €8.9 million for 25% of the shares;
- put, with an exercise period from June 17, 2004 to June 16, 2006. The exercise price will be determined in accordance with a contractual calculation formula and will be at least of an amount of €2.0 million. As of December 31, 2004, the put option was not exercised;
- call, with the two following exercise periods: from January 1, 2006 to December 31, 2006 or from January 1, 2008 to December 31, 2008. This option concerns 35% of the shares and its exercise price will be determined in accordance with a contractual calculation formula and will be at least of an amount of €57.5 million;
- other commitments: €2.8 million.

Furthermore, the Group is committed to purchase, in 2006, 1.77% of the shares of a company for an amount estimated to €2.0 million and to sell, in 2009, 12.5% of the shares of another company, for an amount of €1.3 million.

The commitments received on shares consist, to the Group's benefit, of:

- call, with an exercise period from March 16, 2005 to March 30, 2005, for an amount of €8.9 million for 25% of the shares;
- put, with an exercise period from January 1, 2008 to December 31, 2008. It concerns 35% of the shares and the exercise price will be determined in accordance with a contractual calculation formula and will be at least of an amount of €38.0 million for the part representing 23.88% of the shares.

Furthermore, they include a commitment for €74.0 million given by a strategic partner consisting in keeping its current shareholding in one of the Group's subsidiary until, at least, January 1, 2009.

Lastly, according to the partnership agreements signed, the Group benefits from preemptive rights which are not considered as commitments given nor received by the Group.

Credit facilities consist in the committed revolving credit line, set-up in December 2003 for an amount of €550 million, which amount was increased to €665 million in February 2004. The amount available as of December 31, 2004 is €600 million.

4.3 Commitments related to lease, rents and minimum franchise payments given in the ordinary course of business

JCDecaux has concluded in the extent of its ordinary business the following commitments:

- contracts entered into with cities, airports or transport companies, which entitle the Group to operate its advertising business and collect the related revenue, where the Group may grant the cities, airports or transport companies with the payment of fees, a part of those fees being fixed or guaranteed (minimum guarantees) as a counterpart for securing a portion of revenues;
- rents for billboard locations on private ground;
- lease agreements for buildings, vehicles and other equipment (computers, etc.)

Such commitments given in the ordinary course of business break down as follows (amounts are not discounted):

In million euros	≤ 1 year	> 1 and ≤ 5 years	> 5 years [1]	Total
Minimum franchise payments associated with Street Furniture or Transport contracts	219.7	561.4	601.6	1,382.7
Rents related to Billboard locations	84.1	122.9	34.6	241.6
Operating leases	19.6	50.9	21.6	92.1
Finance leases	3.0	7.4	3.6	14.0
TOTAL COMMITMENTS	**326.4**	**742.6**	**661.4**	**1,730.4**

(1) until 2030.

5. SEGMENT REPORTING

5.1 By line of business

Definition of business segments

• Street Furniture
The street furniture line of business covers, in general, the advertising agreements relating to public property entered into with cities and local authorities. It also includes advertising in shopping malls, as well as the renting of street furniture, the sale and rental of equipment, and other various services such as public works and maintenance.

• Billboard
The billboard line of business covers advertising on private property, including both standard billboards and back-light billboards. It also includes neon-type billboards.

• Transport
The transport line of business covers advertising in public transport systems, including airports, metros, buses, tramways and trains.

In million euros	Net revenues	EBITDA [1]	Operating income	Net tangible assets
STREET FURNITURE				
2004	885.0	384.8	230.0	492.6
2003	837.0	348.5	203.3	505.8
2002	840.3	340.3	189.2	539.9
BILLBOARD				
2004	433.6	59.9	28.0	151.4
2003	427.6	54.4	20.4	140.8
2002	442.6	55.4	22.9	150.1
TRANSPORT				
2004	312.8	20.5	13.6	24.9
2003	279.2	14.0	6.4	28.7
2002	294.8	9.6	(1.0)	32.3
TOTAL				
2004	1,631.4	465.2	271.6	668.9
2003	1,543.8	416.9	230.1	675.3
2002	1,577.7	405.3	211.1	722.3

(1) EBITDA: Earnings Before Interests, Taxes, Depreciation and Amortisation.

5.2 By geographic area

In million euros	Net revenues	EBITDA [1]	Operating income	Net tangible assets
FRANCE				
2004	559.9	190.4	109.4	195.6
2003	555.8	188.4	115.2	196.6
2002	570.9	185.2	106.2	219.7
UNITED KINGDOM				
2004	245.0	44.5	24.9	92.8
2003	220.3	39.2	19.7	95.9
2002	231.6	38.0	16,2	107.6
EUROPE (EXCL. FRANCE & UK)				
2004	616.3	203.9	132.3	283.4
2003	574.9	183.5	108.2	285.3
2002	568.9	192.9	120.6	296.3
AMERICAS				
2004	107.2	14.4	(0.7)	69.3
2003	106.2	2.4	(10.8)	70.1
2002	104.2	(8.0)	(23.2)	70.9
ASIA-PACIFIC				
2004	103.0	12.0	5,7	27.8
2003	86.6	3.4	(2.2)	27.4
2002	102.1	(2.8)	(8.7)	27.8
TOTAL				
2004	1,631.4	465.2	271.6	668.9
2003	1,543.8	416.9	230.1	675.3
2002	1,577.7	405.3	211.1	722.3

(1) EBITDA: Earnings Before Interests, Taxes, Depreciation and Amortisation.

6. SCOPE OF CONSOLIDATION

6.1 Identity of the parent company

As of December 31, 2004, 69.85% of the share capital of JCDecaux SA was owned by JCDecaux Holding.

6.2 List of consolidated companies

Companies	Country	% interest	Consolidation method	% control
STREET FURNITURE				
JCDECAUX SA	France	100.00	F	100.00
JCDECAUX MOBILIER URBAIN	France	100.00	F	100.00
SOPACT	France	50.00	F	50.00
SEMUP	France	100.00	F	100.00
DPE	France	100.00	F	100.00
SOMUPI	France	66.00	F	66.00
ACM GmbH	Germany	100.00	F	100.00
JCDECAUX STADTMOBLIERUNG GmbH	Germany	100.00	F	100.00
JCDECAUX DEUTSCHLAND GmbH	Germany	100.00	F	100.00
GEORG ZACHARIAS GmbH	Germany	50.00	F	50.00
RGS	Germany	25.00	F	50.00
DSM DECAUX GmbH	Germany	50.00	F	50.00
JCDECAUX GmbH (formerly KLETT DECAUX GmbH)	Germany	100.00	F	100.00
STADTREKLAME NÜRNBERG GmbH	Germany	35.00	EM	35.00
ILG AUSSENWERBUNG ZACHARIAS GmbH	Germany	10.00	EM	20.00
ILG AUSSENWERBUNG GmbH	Germany	50.00	F	50.00
WALL AG	Germany	35.00	EM	35.00
WFA WARTEHALLEN FINANZ AG [1]	Germany	100.00	F	100.00
JCDECAUX UK Ltd. [2]	United Kingdom	100.00	F	100.00
JCDECAUX ARGENTINA SA	Argentina	99.93	F	99.93
JCDECAUX STREET FURNITURE Pty Ltd.	Australia	100.00	F	100.00
JCDECAUX AUSTRALIA Pty Ltd.	Australia	100.00	F	100.00
AQMI GmbH [3]	Austria	29.31	PI	50.00
JCDECAUX BELGIUM PUBLICITE SA	Belgium	100.00	F	100.00
ACM SA	Belgium	100.00	F	100.00
JCDECAUX DO BRASIL Ltda	Brazil	100.00	F	100.00
JCDECAUX SALVADOR SA	Brazil	100.00	F	100.00
VIACOM OUTDOOR JCDECAUX STREET FURNITURE CANADA Ltd.	Canada	50.00	PI	50.00
IPDECAUX Inc.	Korea	50.00	PI	50.00
AFA JCDECAUX A/S	Denmark	50.00	F	50.00
EL MOBILIARIO URBANO SA	Spain	100.00	F	100.00
JCDECAUX ATLANTIS SA	Spain	85.00	F	85.00
JCDECAUX and SIGN SA	Spain	100.00	F	100.00
PLANIGRAMA EXCLUSIVAS PUBLICITARIAS SA	Spain	100.00	F	100.00
JCDECAUX UNICOM EESTI OU [9]	Estonia	75.00	PI	75.00
JCDECAUX NEW YORK Inc.	United States	100.00	F	100.00
JCDECAUX SAN FRANCISCO LLC	United States	100.00	F	100.00
JCDECAUX MALLSCAPE LLC	United States	100.00	F	100.00
JCDECAUX CHICAGO LLC	United States	100.00	F	100.00
JCDECAUX NEW YORK LLC	United States	100.00	F	100.00
VIACOM DECAUX STREET FURNITURE LLC	United States	50.00	PI	50.00
JCDECAUX NORTH AMERICA Inc.	United States	100.00	F	100.00
WALL HOLDINGS Inc. [4]	United States	50.00	EM	50.00
WALL USA Inc. [4]	United States	50.00	EM	50.00
JCDECAUX FINLAND Oy	Finland	100.00	F	100.00
AFA JCD ICELAND ehf	Iceland	50.00	F	100.00
MCDECAUX Inc. [5]	Japan	60.00	PI	60.00
JCDECAUX UNICOM BALTIC SIA [9]	Latvia	75.00	PI	75.00
JCDECAUX UNICOM UAB [9]	Lithuania	75.00	PI	75.00

Companies	Country	% interest	Consolidation method	% control
JCDECAUX LUXEMBOURG SA	Luxembourg	100.00	F	100.00
JCDECAUX GROUP SERVICES	Luxembourg	100.00	F	100.00
JCDECAUX NEDERLAND BV	The Netherlands	50.00	F	50.00
V.K.M. BV	The Netherlands	50.00	F	50.00
UNIVIER COMMUNICATIONS BV (9)	The Netherlands	75.00	PI	75.00
JCDECAUX PORTUGAL Lda	Portugal	100.00	F	100.00
PURBE Lda	Portugal	100.00	F	100.00
JCDECAUX MESTSKY MOBILIAR Spol Sro	Czech Rep.	100.00	F	100.00
ALMA QUATTRO (3)	Serbia	29.31	PI	50.00
JCDECAUX SINGAPORE Pte Ltd.	Singapore	100.00	F	100.00
JCDECAUX PEARL & DEAN Pte Ltd.	Singapore	100.00	F	100.00
JCDECAUX SLOVAKIA Sro	Slovakia	100.00	F	100.00
JCDECAUX SVERIGE AB (2)	Sweden	98.23	F	98.23
JCDECAUX THAÏLAND Co., Ltd.	Thaïland	95.15	F	95.15
JCDECAUX URUGUAY (6)	Uruguay	100.00	F	100.00
BILLBOARD				
AVENIR	France	100.00	F	100.00
JCDECAUX PUBLICITE LUMINEUSE	*France*	*100.00*	*F*	*100.00*
MILLS AND ALLEN HOLDINGS Ltd.	United Kingdom	100.00	F	100.00
MILLS AND ALLEN GROUP Ltd.	United Kingdom	100.00	F	100.00
JCDECAUX MEDIA SERVICES Ltd.	United Kingdom	100.00	F	100.00
MARGINHELP Ltd.	United Kingdom	100.00	F	100.00
JCDECAUX Ltd.	United Kingdom	100.00	F	100.00
JCDECAUX UNITED Ltd.	United Kingdom	100.00	F	100.00
PEARL & DEAN GROUP Pty Ltd.	Australia	100.00	F	100.00
GEWISTA WERBEGES. mbH (2)	Austria	67.00	F	67.00
EUROPLAKAT INTERNATIONAL WERBE GmbH	Austria	33.50	PI	50.00
PROGRESS AUSSENWERBUNG GmbH	Austria	67.00	F	100.00
PROGRESS WERBELAND Werbe. GmbH	Austria	34.17	F	51.00
ISPA WERBEGES.mbH	Austria	67.00	F	100.00
USP WERBEGES.mbH	Austria	50.25	F	75.00
JCDECAUX INVEST HOLDING GmbH	Austria	100.00	F	100.00
JCDECAUX SUB INVEST HOLDING GmbH	Austria	100.00	F	100.00
JCDECAUX CENTRAL EASTERN EUROPE GmbH	Austria	100.00	F	100.00
GEWISTA SERVICE GmbH	Austria	67.00	F	100.00
BELGOPOSTER	Belgium	100.00	F	100.00
AFFICHAGE NOUVEL ESSOR NV	Belgium	61.15	F	61.15
JCDECAUX PUBLICITE LUMINEUSE Lichtreklame NV	Belgium	100.00	F	100.00
EUROPLAKAT Doo (BANJA LUKA) (3)	Bosnia	23.45	PI	50.00
EUROPLAKAT Doo (SARAJEVO) (3)	Bosnia	23.45	PI	50.00
EUROPLAKAT-PROREKLAM Doo (3)	Croatia	17.09	PI	50.00
JCDECAUX ESPANA SL (2)	Spain	100.00	F	100.00
JCDECAUX PUBLICIDAD LUMINOSA SL	Spain	100.00	F	100.00
AVENIR BUDAPEST Kft (3)	Hungary	18.43	PI	50.00
JCDECAUX NEONLIGHT BUDAPEST Kft (3)	Hungary	27.47	PI	50.00
EUROPLAKAT Kft (3)	Hungary	22.78	PI	50.00
PERON REKLAM Kft (3)	Hungary	5.70	EM	25.00
DAVID ALLEN HOLDINGS Ltd. (7)	Ireland	100.00	F	100.00
DAVID ALLEN POSTER SITES Ltd.	Ireland	100.00	F	100.00
SOLAR HOLDINGS Ltd.	Ireland	100.00	F	100.00
JCDECAUX IRELAND Ltd.	Ireland	100.00	F	100.00
EUROPOSTER BV	The Netherlands	100.00	F	100.00

Companies	Country	% interest	Consolidation method	% control
JCDECAUX NEONLIGHT Sp zoo	Poland	60.00	F	60.00
RED PORTUGUESA SA	Portugal	92.77	F	92.77
PLACA Lda	Portugal	100.00	F	100.00
CENTECO Lda	Portugal	70.00	F	70.00
AUTEDOR Lda	Portugal	51.00	F	51.00
GREEN Lda	Portugal	53.63	F	55.00
RED LITORAL Lda	Portugal	69.57	F	75.00
AVENIR PRAHA	Czech Rep.	90.00	F	90.00
AUSSENW.TSCHECH.-SLOW.BETEILIGUNGS GmbH (8)	Czech Rep.	67.00	F	100.00
EUROPLAKAT Spol Sro	Czech Rep.	67.00	F	100.00
EUROPLAKAT YU Doo (3)	Serbia	33.50	PI	50.00
ISPA BRATISLAVA Spol Sro	Slovakia	67.00	F	100.00
EUROPLAKAT INTERWEB Spol Sro (10)	Slovakia	67.00	F	100.00
INREKLAM PROGRESS Doo (3)	Slovenia	16.41	PI	50.00
PROREKLAM-EUROPLAKAT Doo (3)	Slovenia	16.41	PI	50.00
PLAKATIRANJE Doo (3)	Slovenia	8.86	PI	50.00
AFFICHAGE HOLDING	Switzerland	30.00	EM	30.00
TRANSPORT				
JCDECAUX AIRPORT FRANCE	France	100.00	F	100.00
MEDIA FRANKFURT GmbH	Germany	39.00	PI	39.00
JCDECAUX AIRPORT MEDIA GmbH	Germany	100.00	F	100.00
JCDECAUX AIRPORT UK Ltd.	United Kingdom	100.00	F	100.00
INFOSCREEN AUSTRIA GmbH	Austria	67.00	F	100.00
JCDECAUX CHILE SA	Chile	100.00	F	100.00
JCDECAUX AIRPORT ESPAÑA SA	Spain	100.00	F	100.00
JCDECAUX-PUBLIMEDIA UTE	Spain	70.00	F	70.00
JCDECAUX AIRPORT Inc.	United States	100.00	F	100.00
JCDECAUX TRANSPORT INTERNATIONAL LLC	United States	100.00	F	100.00
JCDECAUX PEARL & DEAN Ltd	Hong Kong	100.00	F	100.00
IGPDECAUX Spa (2)	Italy	32.35	PI	32.35
AEROPORTI DI ROMA ADVERTISING Spa	Italy	24.10	PI	32.35
JCDECAUX PEARL and DEAN Sdn Bhd	Malaysia	100.00	F	100.00
JCDECAUX NORGE AS (2)	Norway	97.34	F	100.00
JCDECAUX AIRPORT POLSKA Sp zoo	Poland	100.00	F	100.00
JCDECAUX AIRPORT PORTUGAL SA	Portugal	85.00	F	85.00
RENCAR PRAHA AS	Czech Rep.	48.24	F	72.00
RENCAR MEDIA Sro	Czech Rep.	48.24	F	100.00
JCDECAUX ASIA SINGAPORE Pte Ltd.	Singapore	100.00	F	100.00
XPOMERA AB	Sweden	77.60	F	79.00

Note: F = Full Integration PI = Proportional Integration EM = Equity Method

(1) Swiss registered company operating in Germany.
(2) Companies operating several businesses (Street Furniture, Billboard and Transport) have their data split for the purpose of information by segment activity, but are disclosed depending on their main activity in this table.
(3) Held by Europlakat Int Werbe GmbH, company 50% owned by JCDecaux Group and 50% by Affichage Holding (consolidated under the equity method).
(4) 50% held by the JCDecaux Group and 50% by Wall AG (consolidated under the equity method).
(5) The MCDecaux company (Japan) is consolidated under the proportional method according to the joint management with the partner of the Group.
(6) This company is a representative office of JCDecaux Mobilier Urbain.
(7) UK registered company operating in Northern Ireland.
(8) Company registered in Austria and operating in the Czech Republic.
(9) Unicom companies consolidated under the proportional method considering to the joint management with the partner of the Group.
(10) Company registered in the Czech Republic and operating in Slovakia.

7. SUBSEQUENT EVENTS

At the end of January 2005, JCDecaux Pearl & Dean (Hong Kong) created a joint-venture in partnership with Shanghai Airports (SIA/SAA) and with a media company Momentum. The new company, named JCDecaux Momentum Shanghai Airport Advertising Co. Ltd, will handle the Shanghai contract won in 2004.

COMMENTS ON THE TRANSITION TO IFRS AND FIGURES

Pursuant to EC Regulation No. 1606/2002 and in accordance with IFRS 1 "First-time Adoption of IFRS", the JCDecaux Group consolidated financial statements for the years beginning as of January 1, 2005 shall be prepared according to IFRS prevailing as of December 31, 2005 and will include comparative information for year 2004 using the same standards.

In accordance with IFRS 1, JCDecaux prepared an opening balance sheet as of January 1, 2004, the starting point for applying IFRS and the date on which the impacts related to the transition have been recognised in equity.

Although the provisions relating to reconciliation of data and comparative information pursuant to IFRS 1 are mandatory only for consolidated financial statements as of January 1, 2005, the Group has decided to apply the AMF recommendation which encourages issuers to provide information on the impacts of the new basis of accounting on the year 2004 financial statements, as soon as such information is available and meets specific quality criteria.

I. DESCRIPTION OF THE PROJECT'S CONDUCT

Initiated in November 2002 and coordinated by the Financial Control Department, the project involved the Financial Departments of the head office and major subsidiaries, the Human Resources Department, the Information Systems Department, as well as the managers from operating departments.

An in-depth assessment of the IFRS impacts was performed during the spring of 2003 in order to identify the potential impacts on the Group's financial statements, accounting procedures and information systems. At the conclusion of this assessment, major guidelines were identified and a definitive position on the main finalised standards was adopted at the end of 2003. This work was presented to the Statutory Auditors and the Audit Committee and approved. The information systems have been modified to integrate these changes, and the Group Finance Manual has been updated as a result. Training sessions were given to the Group's subsidiaries.

Fiscal year 2004 saw the adoption of the definitive treatments of standards that were not finalised at the end of 2003 (IAS 32, IAS 39, IAS 36, IAS 38, IFRS 2, IFRS 3), and the Management Board, Audit Committee and Statutory Auditors were regularly informed of the project's progress.

II. SCOPE OF APPLICATION OF IFRS - OPTIONS ADOPTED UNDER IFRS 1

1. EARLY APPLICATION

The following international accounting standards and their interpretations were applied early, in the IFRS January 1, 2004 consolidated financial statements, before their effective entry into force or mandatory date of application:

- IFRIC 1 relating to dismantling provisions;
- IAS 32 and IAS 39 on financial instruments.

A decision was made to opt for early application of IAS 19 relating to employee benefits in the December 31, 2003 consolidated financial statements which were prepared under French GAAP. In accordance with French National Accounting Council (*Conseil National de la Comptabilité*) Recommendation No. 2003-R.01 of April 1, 2003, the Group implemented a change in accounting method in 2003 and decided to provide for all pension commitments and similar employee benefits starting from January 1, 2003.

2. EXEMPTIONS

In connection with IFRS 1, "First-time Adoption of IFRS", the Group adopted the following options:

- The Group decided to apply IFRS 3 "Business Combinations" starting from January 1, 2004. Transactions performed before January 1, 2004 have not been restated.
- The Group decided to apply the option proposed by IFRS 1, which consists in not complying with the provisions of IAS 21 "The Effects of Changes in Foreign Exchange Rates" for the cumulative amount of foreign exchange differences existing at the date of transition to IFRS. Accordingly, the cumulative amount of foreign exchange differences for all foreign activities is considered to be zero as of January 1, 2004. As a result, the profits and losses realised on the sale of foreign activities exclude the exchange differences existing before January 1, 2004, but include subsequent differences.
- The Group, in connection with IAS 19 on Employee Benefits, decided to adopt the option proposed by IFRS 1, whereby all cumulative actuarial gains and losses existing as of the date of transition to IFRS are recognised in equity. This option for the opening balance sheet does not call into question the use of the "corridor" method used for cumulative actuarial gains and losses generated subsequently. In relation to that, the option was not adopted to recognise the actuarial gains and losses generated starting from 2004 in equity. They continue to be recognised in the income statement.

- The Group applied IFRS 2 to stock option plans granted on or after November 7, 2002, but not yet vested as of January 1, 2004.
- The Group decided not to apply the option allowing property, plant and equipment to be remeasured at their fair value at the date of transition.

III. EXPLANATIONS ON THE TRANSITION TO IFRS

The conversion tables for the IFRS consolidated financial statements detailed in paragraphs 2, 3, 4 and 5 below are based on the standards adopted as of December 31, 2004 and the interpretations in force as of that date. The final IFRS financial statements could be modified depending on changes in the standards and their interpretations in 2005. The quantified information in the conversion tables has been audited by the Statutory Auditors.

1. MAIN RESTATEMENTS

Only those standards that have impacts on the Group financial statements are discussed below.

1.1 Tangible assets (IAS 16, IAS 36)

Under IFRS, tangible assets are carried on the balance sheet at cost.
Under IFRS, the cost of street furniture is depreciated over the average actual life of the contracts (between 4 to 20 years), which results in an extension of the depreciation period compared to prevailing accounting policies currently adopted (between 7 and 10 years). As a result, maintenance consumption of street furniture no longer contributes to extending their useful lives beyond the depreciation period and as such consumption is recognised in expenses and no longer capitalised, which is the current accounting practice.

In accordance with IAS 36 and based on the following position, impairment tests have been set up:
- impairment tests for tangible and intangible assets are performed at the level of each subsidiary (Cash-Generating Unit);
- for goodwill, impairment tests are performed for each activity segment (Street Furniture, Billboard and Transport) taking into consideration the expected synergies between the entities. Accordingly, for the Transport segment, where worldwide coverage is a key success factor for the activity both from a commercial and contract renewal point of view, tests are performed at the activity segment level. For the Street Furniture and Billboard segments, tests are performed at the level where the activity and geographic segments intersect, which is the level where the commercial synergies and contract renewals for these segments are found;
- the values used in the impairment tests are determined based up on the expected future cash flows before tax, discounted at a rate of 8.5%. These cash flows are calculated over periods generally exceeding 5 years due to the nature of the Group's activity: long-term contracts in the Street Furniture segment and the portfolio of historically stable commercial leases in the Billboard segment. In the Transport segment, it is assumed that contracts with major airports will be renewed upon expiration.

1.2 Finance leases (IAS 17)

As part of the first-time adoption of IFRS, the Group identified all major finance leases and restated them on the opening balance sheet in accordance with IAS 17.

1.3 Provisions (IAS 37, IFRIC 1)

With the exception of dismantling provisions, the application of IAS 37 does not lead to any major changes compared to current accounting practice (French Accounting Regulation Committee *(Comité de la Réglementation Comptable)* Regulation No. 00-06 of December 7, 2000 on the definition of liabilities).

The application of IFRS on provisions mainly concerns the dismantling provisions.
The entire amount of the provisions recognised to cover the dismantling costs for street furniture upon contract expiration are now recognised upon contract origination in liabilities and discounted. The dismantling costs are recorded in assets and amortised over the duration of the contract. According to current accounting practice (French Accounting Regulation Committee *(Comité de la Réglementation Comptable)* Regulation No. 99-02), provisions to cover street furniture dismantling costs which are recorded in liabilities are not discounted and are recognised on a straight line basis over the duration of the contracts.

1.4 Business combinations (IFRS 3)

IFRS 3 requires the application of the purchase accounting method which consists in valuing assets, liabilities and contingent liabilities of the acquired company at fair value. Any difference between the price paid and the share of the adjusted net equity is recognised in goodwill. This method results in contract valuations and the recognition of intangible assets. Any negative goodwill is directly recognised as a profit in the income statement.
With respect to acquisitions performed in successive stages, the purchase accounting method is applied to each transaction until control is acquired and the entity is fully consolidated.
The purchase of additional shares subsequent to acquiring control (purchase of minority interests) only results in the recognition of goodwill since the previous valuation differences are not called into question. Goodwill is no longer amortised, but is subject to regular impairment tests to determine any losses in accordance with IAS 36.

Since January 1, 2004, the Group applied IFRS 3 "Business Combinations" to all transactions arising from that date.

1.5 Financial instruments, valuation of non-consolidated subsidiaries and commitments to purchase minority interests (IAS 32 and IAS 39)

1.5.1 Financial instruments (IAS 39)

According to current accounting practice:
- derivatives used to hedge foreign exchange and interest rate risk are not recorded in the balance sheet, but presented in the notes to the financial statements;
- only paid and accrued interests on loans, borrowings and the related hedging instruments are recorded in the income statement and any future expected cash flow amounts are excluded;
- unrealised gains and losses arising from forward foreign exchange transactions set up to hedge foreign exchange risk are recorded in the Group's financial income. They offset the unrealised gains and losses on the hedged items;
- loan issuance costs are recorded in deferred charges at the date when the borrowing is set up and spread out on a straight-line basis over its term.

IAS 32 and IAS 39 favor a balance sheet approach and require all financial instruments, including derivatives, to be recognised on the balance sheet. Derivatives are recognised at fair value and any changes in fair value are recorded in the balance sheet against profit and loss, except for certain hedge transactions.

Hedge accounting may be adopted if a hedging relationship between the hedged item and the financial instrument is established and documented from the time the hedge is set up and its effectiveness is demonstrated from inception and at each closing period. As of today, the Group only uses derivatives instruments for hedging financial assets and liabilities. IAS 39 defines the two following types of hedging:
- Fair Value Hedge, the purpose of which is to limit the impact of changes in the fair value of assets, liabilities or firm commitments, due to changes in market conditions. Included in this category are, for example, receive-fixed pay-floating interest rate swaps used to hedge a fixed rate liability. From an accounting point of view, the change in the fair value of the hedged item is recorded in profit or loss. However, this impact is cancelled out as a result of the equivalent and opposing changes in the fair value of the hedged item (to the extent of hedge effectiveness);
- Cash Flow Hedge, the purpose of which is to limit changes in cash flows attributable to a particular risk associated with a recognised asset, liability or highly probable forecasted transactions. Included in this category are, for example, pay-fixed receive-floating interest rate swaps used to lock in the cost of the floating rate liability. From an accounting point of view, the effective portion of the hedging instrument is directly recorded in equity, and the non-effective portion is recorded in financial income. The amount included in equity is reclassified in profit or loss when the hedged item itself has an impact on profit or loss. The change in the fair value of the hedged transaction is not recognised in either the balance sheet or in profit or loss.

The hedging relationship involves a single market parameter which is, as of today for the Group, either foreign exchange rates or interest rates. When the same derivative hedges both a foreign exchange and interest rate risk, the foreign exchange and interest rate impacts are treated separately.

Moreover, according to the standard, the consequence of recognising loans and borrowings at amortised cost results in the deduction of issuance costs from the initial fair value of the borrowing. The impact on profit or loss as a result of using an effective interest rate (EIR) as required by the standard (the internal rate of return which takes into account issuance costs) is not significantly different from an approach consisting of amortising issuance costs on a straight-line basis. Accordingly, the Group's application of this provision simply leads to a reclassification on the opening balance sheet of the expense recorded until now in deferred charges and a decrease in balance sheet liabilities. However, under IFRS, the amortisation of this cost will generate a financial expense instead of an operating expense under current accounting practice.

1.5.2 Commitments to purchase minority interests (IAS 32)

The application of IAS 32 results in the recognition of a financial liability relating to commitments to purchase shares held by minority interests in Group's subsidiaries, which are described in the off-balance sheet commitments section under current accounting practice, not only for the portion already recognised in minority interests (transferred to liabilities), but also for the excess resulting from the current value of the commitment. In the absence of a final position on this issue, the Group has decided to deduct the excess portion from minority interests' equity. Subsequent changes in the fair value of the liability will be recognised in profit or loss.

1.5.3 Valuation of non-consolidated subsidiaries (IAS 39)

Under IFRS, investments in non-consolidated companies are considered to be available-for-sale financial assets and any changes in value are recognised in equity. Nevertheless, when an impairment loss is final, it will be deducted from profit or loss.

It should be noted that application of IAS 32 and IAS 39 results in net indebtedness values which are different from our current accounting practice. In order to render the value of net indebtedness in the financial statements under current accounting practice comparable to that presented under IFRS, it is necessary to take into consideration the value of hedging instruments within the meaning of IAS 39, the application of the amortised cost method, and the amount of the liability related to commitments to purchase minority interests.

1.6 Stock options (IFRS 2)

In connection with stock options plans allocated to employees, IFRS 2 requires the recognition in expenses of the fair value of the services received, with an offsetting increase in equity as they are consumed, the consumption period corresponding in principle to the period during which the rights to benefit from the equity instrument are vested.
This standard applies to all plans granted on or after November 7, 2002, but not yet vested as of January 1, 2004.

1.7 Companies consolidated using the equity method (IAS 28, IAS 1)

1.7.1 Ensuring IFRS compliance for companies consolidated using the equity method (IAS 28)

The financial statements of equity-accounted companies in the consolidated financial statements of the JCDecaux Group have been restated to comply with IFRS for both the opening net equity as of January 1, 2004, and the December 31, 2004 financial statements as soon as the impact was judged to be material at the JCDecaux Group level. This restatement has been made regardless of whether or not the equity-accounted companies have the legal obligation to publish their financial statements according to IFRS.

1.7.2 Presentation of goodwill recognised for companies consolidated using the equity method (IAS 1)

Under French GAAP, goodwill arising from consolidation under the equity method is presented in the line item "Goodwill", and the amortisation charge is presented in the line item "Amortisation of goodwill".
Under IFRS, the measurement of equity-accounted investments on the balance sheet includes any possible goodwill, and the line item "Share in net income from equity affiliates" on the income statement includes any goodwill depreciation charges.

1.8 Development costs (IAS 38)

According to IAS 38, development costs must be capitalised as intangible assets if the Group can demonstrate:

- its intention, and financial and technical ability to complete the development project;
- it is probable that the future economic benefits that are attributable to the development costs will flow to the enterprise;
- and the cost of the asset can be measured reliably.

Development costs capitalised in the balance sheet from January 1, 2004 onwards include all costs related to the development, modification or improvement to the street furniture range in connection with any contract proposals having a strong probability of success. Given JCDecaux's statistical success rate in its responses to street furniture bids for tender, the Group considers it legitimate to systematically capitalise the tender response costs. Amortisation, spread out over the term of the contract, would begin when the project is secured with the winning of the bid. Should the bid be lost, the amount capitalised would be immediately expensed.

No development costs have been capitalised in opening net worth since the Group does not have the possibility to reliably identify costs responding to the standard's definition retrospectively.

1.9 Inventory write-downs (IAS 2)

The application of IFRS does not result in any change in the inventory valuation method. Inventory is valued at the lower of cost and net probable realisable value. On the other hand, provision charges and reversals will now be considered as a net cost for the period and will be recognised in EBIT.

1.10 Extraordinary items (IAS 1)

The concept of extraordinary income no longer exists under IFRS. As a result, the few non-recurring items recorded under current accounting practice have mainly been reclassified in "Other income and expense" in the EBIT. They correspond to unusual items due to their nature, amount or non-recurring character.

1.11 Revenue and cash discounts (IAS 18)

Under IFRS, cash discounts are excluded from the net financial income and are now reclassified in EBIT. Cash discounts granted to customers are deducted from revenue and cash discounts received from suppliers are deducted from direct operating expenses.

The quantified impact of the IFRS transition is detailed in the reconciliation tables below.

These summary tables include the identified IFRS transition impacts on the main aggregates.

2. RECONCILIATION OF JANUARY 1, 2004 SUMMARY CONSOLIDATED BALANCE SHEET (IFRS TRANSITION DATE)

In million euros	01/01/2004 Current accounting practice	2.1 Tangible Assets	2.2 Finance Leases	2.3 Provisions	2.4 Goodwill	2.5.1 Financial Instruments	2.5.2 Commitments to purchase minority interests	2.6 Employee benefits & stock options	2.7 Equity affiliates	01/01/2004 IFRS
Working capital	155.4					(3.1)				152.3
Net deferred tax	(1.5)	(54.2)	0.2	(0.3)		0.7		(0.4)		(55.5)
Financial instruments						0.2				0.2
Goodwill	1,178.6				3.0				(144.9)	1,036.7
Tangible and intangible assets	707.2	158.6	11.0	38.2						915.0
Financial assets	75.9								152.3	228.2
TOTAL ASSETS	**2,115.6**	**104.4**	**11.2**	**37.9**	**3.0**	**(2.2)**	**0.0**	**(0.4)**	**7.4**	**2,276.9**
Provisions	114.6			37.7				(1.4)		150.9
Financial instruments						29.3				29.3
Net financial debt	635.8		11.5			(30.1)				617.2
Liability on commitment to purchase minority interests							57.3			57.3
TOTAL LIABILITIES (EXCL. EQUITY)	**750.4**	**0.0**	**11.5**	**37.7**	**0.0**	**(0.8)**	**57.3**	**(1.4)**	**0.0**	**854.7**
Shareholders' equity	1,365.2	104.4	(0.3)	0.2	3.0	(1.4)	(57.3)	1.0	7.4	1,422.2
TOTAL LIABILITIES & EQUITY	**2,115.6**	**104.4**	**11.2**	**37.9**	**3.0**	**(2.2)**	**0.0**	**(0.4)**	**7.4**	**2,276.9**

Notes relating to the reconciliation of the January 1, 2004 summary consolidated balance sheet

The application of IFRS to the January 1, 2004 Group consolidated balance sheet had a positive impact of €57.0 million on consolidated equity.

The main impacts are listed below.

2.1 Tangible assets (IAS 16, IAS 36)

The cumulative impact on the opening balance sheet of the change in depreciation period and the waiver of the maintenance consumption capitalisation adjustment is a €158.6 million increase to tangible assets on the January 1, 2004 opening balance sheet.
This adjustment modifies the net deferred tax asset by €(54.2) million.

2.2 Finance leases (IAS 17)

The retrospective application of IAS 17 to the January 1, 2004 opening balance sheet results in a €11.0 million increase in tangible assets and a €11.5 million increase in financial indebtedness. This adjustment modifies the net deferred tax asset by €0.2 million.

2.3 Provisions (IAS 37, IFRIC 1)

The restatement of provisions involves the recognition of a discounted provision to cover all dismantling costs and the discounting of other provisions. The application of IFRS to these provisions had no material impact on net equity as of January 1, 2004. It results in a €38.2 million increase in tangible assets and in a €37.7 million increase in provisions.
This adjustment modifies the net deferred tax asset by €(0.3) million.

2.4 Goodwill (IFRS 3)

Negative goodwill is reclassified in the opening balance sheet in addition to equity. The impact on the January 1, 2004 opening balance sheet is a €3.0 million increase in assets offset by an identical increase in equity.

2.5 Financial instruments and commitments to purchase minority interests (IAS 32 and IAS 39)

It should be noted that the Group limits the use of financial instruments and when they are used, they mainly involve JCDecaux SA. The Group only uses derivatives to hedge against interest rate and foreign exchange risks. However, certain hedges are not fully effective within the meaning of IAS 39. For purposes of simplifying documentation work, the Group does not wish to apply hedge accounting to certain of these instruments.

Accordingly, the impact on the main balance sheet aggregates and the breakdown and analysis by type of product are as follows:
- a €30.1 million decrease in net indebtedness, €2.6 million of which is due to the application of amortised cost;
- recognition of new "financial instrument" account headings for €29.3 million in liabilities and €0.2 million in assets;
- recognition in liabilities of commitments to purchase minority interests with an impact of €57.3 million on the Group's net indebtedness.

2.5.1 Financial instruments (IAS 39)

2.5.1.1 Financial instruments related to bond issues

In connection with the issuance by the Group of the US private placement in 2003, a significant portion ($250 million) of the funds raised by JCDecaux SA was denominated in US dollars and was bearing a fixed coupon. As the Group did not generate such US dollar funding needs and in compliance with its policy to have its medium and long term debt indexed on short term rates, JCDecaux SA entered into swap transactions combined with the issuance of its private placement:
- interest rate swap: JCDecaux SA receives a fixed rate and pays a floating rate;
- currency interest rate swap: JCDecaux SA receives a fixed rate denominated in US dollars and pays a floating rate denominated in euros.

These swaps meet the conditions required to qualify as fair value hedges within the meaning of IAS 39:
- interest rate swap: Interest rate hedge (hedge of changes in the fair value of bonds due to interest rate variations);
- currency interest rate swaps: interest rate hedge (hedge of changes in the fair value of bonds due to interest rate variations) and foreign exchange hedge (hedge of changes in the fair value of bonds due to foreign exchange rate changes).

They shall be treated according to the methods explained below.

Impacts on the opening balance sheet:
Foreign exchange hedge (Fair Value Hedge)
The drop in the US dollar compared to the market rate as of the issuance date of the bond generated an unrealised translation difference which reduced the debt by €23.5 million. Such reduction was offset by the valuation of the hedging derivative for the same amount and recognised in liabilities.

Interest rate hedge (Fair Value Hedge)
As of December 31, 2003, the increase in the yield curves since the implementation of these transactions had a positive impact of €0.5 million on the Group financial indebtedness. However, this impact was offset in the Group balance sheet by an equivalent and opposing impact of the interest rate derivative recognised in liabilities. The difference in accrued interest between the interest rate hedge and the hedged item, recorded under current accounting practice in a miscellaneous receivables/payables account was reclassified in assets on the balance sheet, under financial instruments item, for an amount of €0.7 million.
For accounting presentation purposes, these two valuations were offset in assets, in a derivatives account for €0.2 million.

Application of the amortised cost method
Loan issuance costs resulted in a €2.6 million decrease in the Group financial indebtedness, in order to comply with the amortised cost method.

2.5.1.2 Foreign exchange hedge other than financial instruments related to bond issues

The foreign exchange risk exposure of the Group is related to its business in foreign countries. It is mainly related to:
- commercial transactions: purchase of equipment. As of December 31, 2003, no material hedging transaction of this type had been set up;
- financial transactions: refinancing and use of the excess cash generated by foreign subsidiaries: short-term currency swaps to hedge intra-group loans and borrowings.

As a result of the elimination of these intra-group loans and borrowings through the consolidation process, only the valuation of these hedging instruments is recognised in the balance sheet. These instruments, which were already recognised under current accounting practice in a miscellaneous receivables/payables account, were reclassified in the Group liabilities, under a financial instruments item for €0.1 million under IFRS.

Moreover, a portion of the US private placement denominated in US dollars which was not used by the US subsidiary was hedged by a short-term currency swap. Despite the qualification adopted under current accounting practice, the Group decided not to qualify this derivative as a hedge within the meaning of IAS 39.
This will result in a valuation of the debt outstanding at the year-end, thus reducing liabilities by €3.5 million and the recognition of a foreign exchange derivative for €3.5 million under liabilities.

2.5.1.3 Interest rate hedge other than financial instruments related to bond issues

The Group's interest rate risk mainly stems from its bank borrowings and its bonds bearing floating rates.
A significant portion of the Group's medium and long term debt is denominated in euro and indexed on floating rates.
In order to limit the impact on its cost of funding of an increase in EURIBOR rates, the Group has set up hedges by receiving fixed rate through interest rate swaps and purchasing straight caps financed by sales of caps or floors.

As of December 31, 2003, the operations in euros made by the Group were: caps purchased, financed by sales of caps and floors.

Within the meaning of IAS 39, the effectiveness of these financial instruments compared to the hedged items is not perfect. Therefore, only the value of these instruments is recognised, appearing under liabilities for €1.7 million as of December 31, 2003.

To hedge floating rate debts denominated in Danish Krones, the Danish subsidiary set up interest rate swaps paying a fixed rate, most of them are qualified as cash flow hedges.

These hedging swaps have been recognised under liabilities for €0.3 million and offset in a separate equity account. Other swaps total €0.2 million.

All of these restatements impacted the net deferred tax asset by €0.7 million.

2.5.2 Commitments to purchase minority interests (IAS 32)

The €57.3 million allocated to liabilities as of January 1, 2004 corresponds to the discounted amount of:
- minority interest put on shares for €74 million that can be exercised between January 1, 2009 and December 31, 2009;
- commitments given by the Group to purchase shares in 2006 for an amount estimated at €2.1 million.

Under current accounting practice, these amounts appear in the off-balance sheet commitments section.

In the absence of a market position on this subject and while waiting for an interpretation of this standard to be published, the excess amount of debt compared to the minority interests was taken to equity.

3. RECONCILIATION OF THE 2004 SUMMARY CONSOLIDATED INCOME STATEMENT

In million euros	2004 Current accounting practice	3.1 Tangible Assets	3.2 Finance Leases	3.3 Provisions	3.4 Goodwill & purchase accounting	3.5.1 Financial Instruments	3.5.2 Commitments to purchase minority interests
NET REVENUE	**1,631.4**						
Direct operating expenses	(876.0)		2.8				
Sales, general and Administrative expenses	(290.2)		0.4				
EBITDA	**465.2**	**0.0**	**3.2**	**0.0**	**0.0**		
	28.5%						
		(27.7)					
Depreciation charges and provision (net)	(193.6)	40.0	(2.6)	3.7	(0.2)	1.1	
EBIT	**271.6**	**12.3**	**0.6**	**3.7**	**(0.2)**	**1.1**	
	16.6%						
Net financial income (expense)	(25.3)		(0.9)	(5.2)		(0.2)	(2.7)
Extraordinary income	0.9						
Income tax	(88.3)	(4.5)	0.1	0.5		(0.3)	
Income from equity affiliales	5.6						
Goodwill amortisation	(75.7)				72.7		
NET INCOME/(LOSS)	**88.8**	**7.8**	**(0.2)**	**(1.0)**	**72.5**	**0.6**	**(2.7)**

2.6 Employee benefits (IAS 19)

The provisions of the January 1, 2004 opening balance sheet decreased by €1.4 million as a result of the option proposed by IFRS 1, which is the recognition of all cumulative actuarial gains and losses as of the IFRS transition date, in accordance with IAS 19. This adjustment modifies the net deferred tax asset by €(0.4) million.

2.7 Companies consolidated under the equity method (IAS 28, IAS 1)

2.7.1 IFRS compliance for companies consolidated under the equity method (IAS 28)

IFRS compliance for the financial statements of companies consolidated under the equity method results in a €7.4 million increase in equity and equity-accounted investments on the January 1, 2004 opening balance sheet.

This increase corresponds to IFRS restatements for the share held by the JCDecaux Group in the opening net equity of Wall AG Group (Germany) and of Wall companies in the United States. This IFRS compliance mainly corresponds to adjustments to depreciation and amortisation periods.

An initial assessment was performed on the opening net worth of Affichage Holding (Switzerland). Based on the work performed to date, no major adjustment has been identified at Group level.

2.7.2 Presentation of goodwill recognised for companies consolidated under the equity method (IAS 1)

Goodwill recognised for companies consolidated under the equity method are reclassified in the line item "Equity affiliates" under Financial Investments on the balance sheet for €144.9 million.

3.6 Employee benefits and stock options	3.7 Equity affiliales	3.8 Development Costs	3.9 Inventories	3.10 Extraordinary items	3.11 Cash discount	3.12 Others	2004 IFRS	
					(4.1)		1,627.3	**NET REVENUE**
		1.3			0.8		(871.1)	Direct operating expenses
(3.5)		2.0				(0.6)	(291.9)	Sales, general and Administratives expenses
(3.5)	**0.0**	**3.3**	**0.0**		**(3.3)**	**(0.6)**	**464.3**	**OPERATING MARGIN**
							28.5%	
			(9.6)				(37.3)	Maintenance spare parts
			9.6	0.2		0.6	(141.2)	Depreciation charges and provision *(net)*
				1.3			1.3	Other income and deduction
(3.5)	**0.0**	**3.3**	**0.0**	**1.5**	**(3.3)**	**0.0**	**287.1**	**EBIT**
							17.6%	
				(0.6)	3.3		(31.6)	Net financial income/(expense)
				(0.9)				
		(1.1)					(93.6)	Income tax
	0.9						6.5	Income from equity associates
							(3.0)	Goodwill impairment
(3.5)	**0.9**	**2.2**	**0.0**	**0.0**	**0.0**	**0.0**	**165.4**	**NET INCOME/(LOSS)**

The following aggregates have been modified compared to current accounting practice:

• **Operating margin**

Operating margin replaces EBITDA as an indicator for measuring the operating performance of business activities.

It is defined as revenue less direct operating and SG&A expenses, excluding consumption of spare parts used for maintenance, depreciation charges and provisions (net), and other operating income and expenses.

It includes charges to provisions net of reversals relating to trade receivables. Those charges are recorded below EBITDA under current accounting practice.

The operating margin is now impacted by reclassified cash discounts granted to customers deducted from revenue and reclassified cash discounts received from suppliers deducted from direct operating expenses on the one hand and stock option expenses recognised in personnel costs on the other hand.

• **EBIT**

EBIT is determined based on the operating margin less consumption of spare parts used for maintenance, depreciation charges and provisions (net), and other income and deduction. Net charges for inventory write-down are recognised in the line item "Maintenance of spare parts".

Other operating income and expenses include the gains and losses generated on the sale of tangible and intangible assets and non-recurring items recognised in extraordinary income under current accounting practice.

The net charges related to impairment tests performed on tangible and intangible assets are recognised in the line item, "Depreciation charges and provisions, net".

• **Net financial income/(loss)**

Net financial income/(loss) now includes changes in the value of financial instruments under IAS 39, amortisation of borrowing costs (amortised cost), changes in the value and the impact of discounting the value of commitments to purchase minority interests under IAS 32, interest expense on finance leases, as well as expenses related to the discounting of provisions (IAS 37).

Under IFRS, cash discounts are reclassified in operating margin. Cash discounts granted to customers are deducted from revenue and cash discounts received from suppliers are deducted from direct operating expenses.

• **Share in the income of equity affiliates**

This line item includes the net income/(loss) from equity affiliates, as well as any possible amortisation charges of goodwill recognised for companies consolidated using the equity method.

• **Goodwill**

Any depreciation of goodwill arising from fully or proportionately consolidated companies when impairment tests are performed is recognised in this line item.

3.1 Tangible assets (IAS 16, IAS 36)

Changes in the depreciation periods of street furniture and the fact that maintenance consumption are no longer capitalised have a positive impact of €12.3 million on Group EBIT.

These adjustments translate into a €4.5 million increase in the tax charge. The net impact of this adjustment is a €7.8 million increase in net income.

3.2 Finance leases (IAS 17)

The recognition on the balance sheet of finance leases results in a €3.2 million decrease in lease payments and a €2.6 million increase in charges to depreciation, i.e. a net impact on EBIT of €0.6 million offset by the recognition of interest expenses for €0.9 million.

This adjustment results in a €0.1 million decrease in the tax charge. The net impact generates a €0.2 million decrease in net income.

3.3 Provisions (IAS 37, IFRIC 1)

On the Group's income statement, the application of IFRS to the dismantling provision generates a €7.1 million increase in depreciation charges for fixed assets, due to the capitalisation of dismantling costs, which is offset by a €10.8 million decrease in charges to provisions, i.e. a net impact of €3.7 million on EBIT.

The discounting of the provisions under liabilities results in a discounted expense of €5.2 million. This adjustment results in a €0.5 million decrease in the deferred tax charge.

The net impact of this restatement generates a €1.0 million decrease in net income.

3.4 Business combinations (IFRS 3, IAS 36)

The cancellation of goodwill amortisation under IFRS results in a €72.7 million improvement in net income. A goodwill impairment of €3.0 million is nevertheless maintained under IFRS. It corresponds to a goodwill impairment loss, which was also recognised under current accounting practice.

The application of the purchase accounting method to the acquisition in 2004 of 100% of WFA Wartehallen Finanz AG resulted in the recognition of an intangible asset for €3.0 million, the amortisation of which under IFRS translated into a €0.2 million decrease in EBIT in 2004.

3.5 Financial instruments and commitments to purchase minority interests (IAS 32 and IAS 39)

3.5.1 Financial instruments (IAS 39)

The impacts of the application of IAS 39 are as follows by type of transaction:

- **Items qualified as hedges by the Group**

- Fair Value Hedge
  These hedges concern the swap transactions set up in connection with the issuance of the US private placement.
  Changes in the fair value of hedged financial assets and liabilities are systematically offset by changes in the value of derivatives. Accordingly, the impacts on the income statement are cancelled out.
- Cash Flow Hedge
  These hedges concern the pay-fixed interest rate swaps set up by the Danish subsidiary to hedge its floating rate debt.
  Changes in the value of these derivatives do not generate any material changes in equity.

- **Items not qualified as hedges by the Group**

These items concern:
- Interest rate derivatives set up to limit the impacts of EURIBOR rate changes.
  Changes in the fair value of these derivatives generate financial income of €0.9 million, mainly as a result of the decrease in the time value of the options included in those interest rate derivatives. The related impact on taxes is a €0.3 million charge.
- Short-term foreign exchange derivatives on the portion of the private placement denominated in US dollars not used by the US subsidiary. This derivative is qualified as a hedge under current accounting practice. Under IFRS, the Group did not wish to adopt this qualification.
  Changes in the fair value of these derivatives are recognised in the balance sheet with an offsetting entry of €1.4 million in financial income. However, the liability - valued at the foreign exchange hedging rate under current accounting practice - must be revalued at the year-end foreign exchange rate under IFRS. This change in the value of the liability offsets the impact of the change in the value of the derivative. Therefore, there is no impact on the Group's income statement.

- **Amortised cost**

The amortisation of issuance costs of borrowing is recognised in operating depreciation and amortisation charges under current accounting practice for €1.1 million. Under IFRS, these charges are considered as a financial expense.

3.5.2 Commitments to purchase minority interests (IAS 32)

The restatement described below and applied to the 2004 Group IFRS financial statements is not clearly expressed by the standards; it is an interpretation.

The financial liability recognised in the IFRS balance sheet corresponding to commitments to purchase shares held by minority interests in Group's subsidiaries is discounted, which results in a discounted financial expense of €2.9 million in 2004.

The change in the valuation recognised on one of the two options implies a restatement which is recognised in financial income to the amount of €0.2 million.

The net impact of this restatement is a €2.7 million decrease in net income.

3.6 Stock options (IFRS 2)

The application of the fair value treatment to stock option plans after November 7, 2002 has a negative impact of €3.5 million on the Group's operating margin and net income in 2004.

3.7 Companies consolidated under the equity method (IAS 28)

IFRS compliance with respect to the financial statements of companies consolidated under the equity method results in a €0.9 million increase in the share of the net income of equity affiliates in 2004.
This increase corresponds to the impact of restating the share held by the JCDecaux Group in the 2004 net income of Wall AG Group (Germany) and of Wall companies in the United States under IFRS. This compliance with IFRS mainly corresponds to restatements of depreciation periods.
Based on the procedures performed to date, no material adjustment at the Group level has been identified and recognised for other equity affiliates, including Affichage Holding (Switzerland).

3.8 Development costs (IAS 38)

The capitalisation of development costs meeting the IFRS definition generates a €3.3 million improvement in the 2004 operating margin. This restatement results in a €1.1 million increase in the tax charge. The net impact of this restatement is a €2.2 million improvement in net income.

3.9 Inventory write-down (IAS 2)

Inventory write-downs, recognised in "Depreciation charges and provisions (net)" under current accounting practice, are reclassified under IFRS in the line item "Spare parts - maintenance" for a total amount of €9.6 million.

3.10 Extraordinary items (IAS 1)

Under IFRS, non-recurring items of €0.9 million are reclassified in EBIT (€1.5 million) and financial income (€(0.6) million).

3.11 Revenue and cash discounts (IAS 18)

Under IFRS, the reclassification of cash discounts results in a €4.1 million decrease in revenue and a €0.8 million decrease in direct operating expenses, offset by a €3.3 million improvement in financial income.

3.12 Other

Net charges to provisions for bad debt, classified below the EBITDA under current accouting practice, are transferred to the operating margin. This reclassification has a negative impact of €0.6 million on the operating margin and no impact on EBIT.

In summary, the impact of IFRS on the 2004 income statement is mainly the following:

- a €15.5 million increase in EBIT, €12.3 million of which is related to restatements made to tangible assets (change in the depreciation period for street furniture and the fact that the maintenance costs are no longer capitalised);
- a €76.6 million increase in net income, €72.7 million of which is related to the cancellation of goodwill amortisation under IFRS.

4. RECONCILIATION OF THE DECEMBER 31, 2004 SUMMARY CONSOLIDATED BALANCE SHEET

In million euros	12/31/2004 Current accounting practice	Tangible Assets	Finance Leases	Provisions	Goodwill and purchase accounting	Financial Instruments	Commitments to purchase minority interests	Employee benefits & Stock options	Equity affiliates	Development Costs	Others	12/31/2004 IFRS
Working capital	144.0					(1.2)					(0.4)	142.4
Net deferred tax	(14.0)	(57.0)	0.3	0.1		0.5		(0.4)		(1.1)		(71.6)
Financial instruments						0.7						0.7
Goodwill	1,113.7				72.6				(145.1)			1,041.2
Tangible and intangible assets	703.3	170.2	10.6	38.3	2.8					3.3	0.4	928.9
Financial assets	80.8								153.4			234.2
TOTAL ASSETS	**2,027.8**	**113.2**	**10.9**	**38.4**	**75.4**	**0.0**	**0.0**	**(0.4)**	**8.3**	**2.2**	**0.0**	**2,275.8**
Provisions	124.3			39.4				(1.4)				162.3
Financial instruments						36.5						36.5
Net financial debt	457.5		11.4			(35.7)						433.2
Liability on commitments to purchase minority interests							60.0					60.0
TOTAL LIABILITIES (EXCL. EQUITY)	**581.8**	**0.0**	**11.4**	**39.4**	**0.0**	**0.8**	**60.0**	**(1.4)**	**0.0**	**0.0**	**0.0**	**692.0**
Shareholders'equity	1,446.0	113.2	(0.5)	(1.0)	75.4	(0.8)	(60.0)	1.0	8.3	2.2		1,583.8
TOTAL LIABILITIES & EQUITY	**2,027.8**	**113.2**	**10.9**	**38.4**	**75.4**	**0.0**	**0.0**	**(0.4)**	**8.3**	**2.2**	**0.0**	**2,275.8**

The table above presents the impacts of the IFRS transition on the December 31, 2004 consolidated balance sheet.

The application of IFRS to the Group's December 31, 2004 consolidated balance sheet has a positive impact of €137.8 million on consolidated equity.

When analysing this table, in addition to the impacts detailed above on the January 1, 2004 opening balance sheet and 2004 income statement, attention should also be paid to the possible impact of exchange differences on balance sheet items.

5. RECONCILIATION OF CHANGES IN 2004 CONSOLIDATED CASH FLOW STATEMENT

In million euros	2004 Current accounting practice	Tangible assets	Finance Leases	Financial Instruments	Commitments to purchase minority interests	Development Costs	Inven-tories	Dividends	Others	2004 IFRS	
Funds from operations	368.1		2.3	0.3		3.3	(9.6)	(4.9)	8.9	368.4	Funds from operations
Changes in working capital	(8.0)			(0.3)			9.6		(8.5)	(7.2)	Changes in working capital
		(27.7)								(27.7)	Maintenance costs
NET CASH FROM OPERATING ACTIVITIES	**360.1**	**(27.7)**	**2.3**	**0.0**	**0.0**	**3.3**	**0.0**	**(4.9)**	**0.4**	**333.5**	**NET CASH FROM OPERATING ACTIVITIES**
Maintenance	(27.7)	27.7									
Investments (excluding financial assets)	(147.9)					(3.3)				(151.2)	Investments (excluding financial assets)
Disposal of assets	9.7									9.7	Disposal of assets
TOTAL CAPEX	**(165.9)**	**27.7**	**0.0**	**0.0**	**0.0**	**(3.3)**	**0.0**	**0.0**	**0.0**	**(141.5)**	**TOTAL CAPEX**
FREE CASH FLOW	**194.2**	**0.0**	**2.3**	**0.0**	**0.0**	**0.0**	**0.0**	**(4.9)**	**0.4**	**192.0**	**FREE CASH FLOW**
Dividends	(12.5)							4.9		(7.6)	Net dividends
Capital increase	6.9									6.9	Capital increase
Financial investments	(18.3)									(18.3)	Financial investments
Others	8.0		(2.2)	5.6	(2.7)				(0.4)	8.3	Others
CHANGE IN NET DEBT	**(178.3)**	**0.0**	**(0.1)**	**(5.6)**	**2.7**	**0.0**	**0.0**	**0.0**	**0.0**	**(181.3)**	**CHANGE IN NET DEBT**

Net cash flow provided by operating activities of €360.1 million under current accounting practice, now stands at €333.5 million under IFRS. This decrease is mainly related to the fact that maintenance costs are no longer capitalised, for an amount of €(27.7) million, offset by a decrease in Capex in the same amount. There is therefore no impact on the Group's free cash flow.

Free cash flow totals €194.2 million under current accounting practice, compared to €192.0 million under IFRS. This decrease is mainly related to:

- reclassification of dividends received from "Net cash from operating activities" to "Net dividends" for €(4.9) million;
- the €2.3 million impact in connection with the restatement of finance leases.

The impact of IFRS restatements on the level of the Group's net debt as of December 31, 2004 is as follows:

In million euros	12/31/04 Current accounting practice	Finance Leases	Financial Instruments	Commitments to purchase minority interests	12/31/04 IFRS
Closing net debt	457.5	11.4	(35.7)	60.0	493.2

The application of IAS 39 to financial instruments decreases the Group's net debt by €35.7 million.
The application of IAS 32 to commitments to purchase minority interests increases the Group's net debt by €60.0 million.
The application of IAS 17 to finance leases increases the Group's net debt by €11.4 million.
Overall, the result is a net increase of €35.7 million in the Group's net debt, without any impact on cash flow and net cash.

STATUTORY AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

This is a free translation into English of the Statutory Auditors' report issued in French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors' assessment of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the corporate financial statements. The report also includes information relating to the specific verification of information included in the group management report. This report should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

To the Shareholders of JCDecaux S.A.,

In compliance with the assignment entrusted to us by your shareholders' meeting, we have audited the accompanying consolidated financial statements of JCDecaux S.A. for the year ended December 31, 2004.

These consolidated financial statements have been approved by the Executive Board. Our responsibility is to express an opinion on these financial statements based on our audit.

I. OPINION ON THE FINANCIAL STATEMENTS

We conducted our audit in accordance with professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements give a true and fair view of the assets, liabilities, financial position and results of the consolidated group of companies in accordance with the accounting rules and principles applicable in France.

II. JUSTIFICATION OF ASSESSMENTS

In accordance with the requirements of article L.225-235 of the French Commercial Code relating to the justification of our assessments, we bring to your attention the following matters:
As specified in note 1.8 to the consolidated financial statements, JCDecaux's Management carries out a valuation of its tangible, intangible fixed assets and goodwill based on the prospects of future profitability.
In compliance with French professional standards applicable to accounting estimates, we analysed the data and assumptions used to make these estimates, notably relating to the determination of the fair value of these assets to be used as a comparison with their book value. Such fair value is assessed for each business segment on the basis, in particular, of cash-flow forecasts prepared by the Group. We have assessed that these estimates are reasonable.
The assessments were thus made in the context of the performance of our audit of the consolidated financial statements taken as a whole and therefore contributed to the formation of the unqualified audit opinion expressed in the first part of this report.

III. SPECIFIC VERIFICATION

In accordance with professional standards applicable in France, we have also verified the information given in the group management report. We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.

Paris and Neuilly-sur-Seine, March 15, 2005
The Statutory Auditors

Claude Chezaud Michel Rosse
FIDUCIAIRE REVISUNION
MAZARS
Statutory Auditors
Membre de la compagnie régionale de Paris
169, boulevard Malesherbes
75017 Paris
S.A. au capital de €128 400

Gilles Galippe
BARBIER FRINAULT & AUTRES
ERNST & YOUNG
Statutory Auditors
Membre de la compagnie régionale de Versailles
41, rue Ybry
92576 Neuilly-sur-Seine Cedex
S.A.S. à capital variable minimum de €37 000

SPECIAL PURPOSE AUDIT REPORT ON THE IFRS RECONCILIATION STATEMENTS FOR THE ACCOUNTING PERIOD 2004

This is a free translation into English of the original Statutory Auditors' report on the IFRS reconciliation statements signed and issued in the French language and is provided solely for the convenience of English speaking readers.

At your request and in our capacity as Statutory Auditors of JCDecaux S.A., we have audited the accompanying IFRS reconciliation statements for the year ended December 31, 2004, which were prepared to present the impact on the company's consolidated shareholders' equity and income statement of the conversion to the International Financial Reporting Standards ("IFRS"), as adopted in the European Union.

These IFRS reconciliation statements are the responsibility of the Executive Board. They have been prepared as part of the company's conversion to IFRS as adopted by the European Union in respect of the preparation of the 2005 consolidated financial statements. These IFRS reconciliation statements are based on the consolidated financial statements for the year ended December 31, 2004 prepared in accordance with the accounting rules and principles applicable in France, which we have audited in accordance with French professional standards. Based on our audit, we issued an unqualified opinion on such financial statements. Our responsibility is to express an opinion on the IFRS reconciliation statements based on our audit.

We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the IFRS reconciliation statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the IFRS reconciliation statements. An audit also includes assessing the accounting principles used and significant estimates made by management for the preparation of the IFRS reconciliation statements, as well as evaluating their overall presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the IFRS reconciliation statements have been prepared, in all material respects, in accordance with the basis set out in the notes, which describe how IFRS 1 and the other International Financial and Reporting Standards as adopted in the European Union have been applied, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted for the preparation of the first complete set of consolidated financial statements in accordance with IFRS as adopted in the European Union.

Without qualifying our opinion, we draw attention to the fact that Note *III. "Explanations on the transition to IFRS"* explains why there is a possibility that the IFRS reconciliation statements relating to the accounting period 2004 presented in the financial statements for the accounting period 2005 may be different from the reconciliation statements accompanying this report.

Moreover, because the IFRS reconciliation statements have been prepared as part of the company's conversion to IFRS as adopted by the European Union in respect of the preparation of the 2005 consolidated financial statements, they do not constitute consolidated financial statements prepared in accordance with IFRS as adopted in the European Union, which would be necessary to provide, in accordance with these standards, a fair view of the assets, liabilities, financial position and results of the consolidated group of companies.

Paris and Neuilly-sur-Seine, March 31, 2005
The Statutory Auditors

Claude Chezaud Michel Rosse
FIDUCIAIRE REVISUNION
MAZARS
Statutory Auditors
Membre de la compagnie régionale de Paris
169, boulevard Malesherbes
75017 Paris
S.A. au capital de €128 400

Gilles Galippe
BARBIER FRINAULT & AUTRES
ERNST & YOUNG
Statutory Auditors
Membre de la compagnie régionale de Versailles
41, rue Ybry
92576 Neuilly-sur-Seine Cedex
S.A.S. à capital variable minimum de €37 000

This document was produced by the JCDecaux Communications Department,
the Corporate Finance Division / Investor Relations and Financial Communications Department.
The *Document de Référence*, filed with the *Autorité des Marchés Financiers (AMF)*, is available on request.

JCDecaux SA
17, rue Soyer
92523 Neuilly-sur-Seine Cedex
Tél. : +33 (0)1 30 79 79 79
www.jcdecaux.com


Design/Drafting and Creation: Corporate Factory
+ 33 (0)1 44 43 71 00

Photo credits: copyright ADP/AFP, Marc Augé, Georges Bosio – studio 107, DAG JCDecaux, Bruno Delessard, Alain Dovifat, Emmanuel Joly, Isabele Levy, Yokohama town hall, Pascal Muradian, Thierry Parant, X


JCDecaux

showcasing the world

JCDecaux

showcasing the world

2004 Annual Report

Document de Référence

Design PER ARNOLDI © 2004
Poster designed by Per Arnoldi for JCDecaux
to celebrate the first advertising bus shelter
ever installed in Japan in the city of Yokohama.

TABLE OF CONTENTS

MESSAGE FROM THE CHAIRMAN

Dear Shareholder,

In 2004, our anniversary year, we were especially pleased to celebrate contract wins in Lyon [(1)] and Yokohama [(1)]. Lyon is the historic city in which we installed our first bus shelters forty years ago. With Yokohama, the second largest city in the second largest advertising market, a new chapter in our history begins.

Today, we are the largest outdoor advertising group in Europe, and the second largest worldwide. Every day, in 45 countries, tens of millions of people pass our street furniture and make use of the various services we have provided for them. This worldwide presence is a direct result of the dedication of our workforce since the company began in 1964.

40 is a great age: an age of maturity and of forward-planning. Our plans are clear: we want to raise our standards of excellence for the benefit of cities, transport companies, airports, advertisers and the public at large, and we want to extend our leadership in innovation by investing significantly in the development of new technologies. That is why I believe our "new generation" of bicycles offers one of the most promising solutions to the traffic and pollution concerns that face most large urban centres.

This is just one example of our continuous dedicated search for new products today that will make life easier for everyone tomorrow.

Thank you for your confidence in our company,

Jean-Claude Decaux
Founder
Chairman of the Supervisory Board

(1) Lyon and Yokohama have been twin cities for 45 years.

MESSAGE FROM THE CO-CHIEF EXECUTIVE OFFICERS

What were the highlights of 2004 for JCDecaux?

Jean-Charles Decaux: We had an outstanding year in terms of ongoing operations. With consolidated revenues reaching €1,631.4 million in 2004, growing 5.7% over 2003, our growth accelerated and exceeded the consensus forecasts. Net income (Group share) was €78.1 million (+ 91.0% on 2003) and our free cash flow was €194.2 million (+ 2.5% on 2003). The effectiveness of our strategy was reflected recently in our win of the exclusive contract for Shanghai's airports. This agreement, signed via a joint venture, is for 15 years, which is unusual for China. Last year also saw our entry into the Japanese market with the installation of 500 advertising bus shelters in Yokohama. Moving into the second largest advertising market in the world is a real breakthrough and a huge reward for the efforts made by our people.

Would you say that internationalisation was the most important aspect of 2004?

Jean-François Decaux: 2004 was a crucial year in the United States since it was the first full year of our presence in Chicago. The geographical regions showing the highest growth in operating income were the United States, Asia and the United Kingdom. Europe consolidated its position as the bed-rock of our business. In France, we won a series of important contracts: Saint-Etienne, Grenoble and of course, Lyon, which has great significance for the Group. In addition, the upturn in advertising spend improved results generally, especially in Portugal and Belgium.

Major contract wins and a strong financial performance...
What is the secret of JCDecaux's success?

Jean-Charles Decaux: The secret of our success is to listen to our clients and stay true to our principles. With consumers becoming harder and harder to reach – proliferation of television channels, the increased penetration and usage of new media - outdoor advertising has never been more effective for reaching an increasingly mobile population.

The audience measurement tools which JCDecaux developed in 2004 have allowed us to target the population more precisely so that we can reach specific demographics such as upmarket working people. This improved targeting is of huge commercial value to our clients.

Jean-François Decaux: In addition, we have developed a relationship of trust with local authorities and our advertisers over the last 40 years, due to our ongoing commitment to the quality of our products and services. We have a duty to match or exceed our reputation for excellence. In terms of innovation, for example, we lead in the field with products such as Aeo®[1] and interactive terminals. By offering free access to bicycles in Lyon, JCDecaux has invented a whole new concept and I believe that "Cyclocity®" is going to be a worldwide phenomenon and a key component of our street furniture range. The award of the Lyon bid follows our success in Vienna (Austria), which was our first major "Cyclocity®" programme launched with 900 bicycles.

Does any particular achievement stand out?

Jean-François Decaux: Without doubt our greatest achievement has been the exceptional stock market performance of JCDecaux's shares, which rose 65.7% in 2004. It was one of the best performers of the year and the second-best performance on the DJ Euro Stoxx Media index. The share price has grown 30.2% since our listing on the stock market in June 2001, during the same period the CAC 40 lost 25.6%. Many of our shareholders remained faithful during the difficult times and their confidence in us has been rewarded.

Jean-Charles Decaux: To add to the words of Jean-François, I would emphasise that our performance is based on sound financial discipline and the commitment of our people, whose contribution over the years has been indelibly linked to our success.

(1) Cf p. 26.

Three strategic goals:

> Expand JCDecaux's activities in the countries where the Group already has a footprint and strengthen its position in the rapidly growing emerging markets.
> Place innovation at the heart of project development, so that JCDecaux remains a key partner in the development of the cities of the future.
> Harness the energy of our workforce by sharing knowledge and ideas so that JCDecaux remains the market leader in outdoor advertising.

COMPANY OVERVIEW

FINANCIAL HIGHLIGHTS

2004 REVENUES BY REGION



Asia-Pacific 6%
Americas 7%
United Kingdom 15%
Rest of Europe 38%
France 34%

2004 EBITDA BY REGION



Americas 3%
Asia-Pacific 3%
United Kingdom 9%
Rest of Europe 44%
France 41%

REVENUES BY BUSINESS

(in € million, segment's share in %)



1,578
1,544
1,631
Street Furniture
840
837
885
53%
54%
54%
Billboard
443
428
433
28%
28%
27%
Transport
295
279
313
2002
2003
2004

EBITDA[1] BY BUSINESS

(in € million, segment's share in %)



405
417
465
Street Furniture
340
349
385
84%
84%
83%
Billboard
55
54
60
14%
13%
13%
Transport
10
14
20
2%
3%
2002
2003
2004

In 2004, the Group's revenues increased by 5.7% to €1,631.4 million. Excluding acquisitions and the impact of foreign exchange, organic revenue growth was 6.2%. Street Furniture revenues were €885.0 million, an increase of 5.7%. Excluding acquisitions and the impact of foreign exchange, organic revenue growth was 5.3%. Billboard revenues increased by 1.4% and reached €433.6 million. Excluding acquisitions and the impact of foreign exchange, organic revenue growth was 4.4%. Transport revenues grew by 12.0% to €312.8 million. Excluding acquisitions and the impact of foreign exchange, organic revenue growth was 11.5%.

EBITDA increased by 11.6% to €465.2 million in 2004. The EBITDA margin reached 28.5% of consolidated revenues, the highest margin amongst international outdoor advertising groups. This performance is the result of organic growth in revenue, alongside strong control over operating costs in Europe and the growing contribution from the United States and the Asia-Pacific regions.

(1) EBITDA: Earnings Before Interests, Taxes, Depreciation and Amortisation.

OPERATING INCOME BY BUSINESS

(in € million, segment's share in %)



272
230
211
Street Furniture
189
203
230
89%
88%
85%
Billboard
23
21
9%
28
10%
Transport
-1
11%
6
3%
14
2002
2003
2004

Operating income rose to €271.6 million in 2004, an increase of 18% compared with 2003. The improvement was a result of the EBITDA increase, which was partially offset by the increase in charges for amortisation and provisions. This resulted in an operating margin of 16.7% of consolidated revenues in 2004.

NET INCOME GROUP SHARE

(in € million)



Net income Group share before amortisation of goodwill and exceptional items
92
113
153
Net income Group share
26
41
78
2002
2003
2004

Net income Group share increased by 91.0% to €78.1 million. This strong performance was mainly due to the rise in operating income combined with a reduction in the cost of interest in 2004. Net income Group share, excluding amortisation of goodwill and exceptional items, increased by 35.3% to €152.9 million in 2004.

FREE CASH FLOW (2)

(in € million)



194
189
168
2002
2003
2004

Free cash flow increased by 2.5% to €194.2 million in 2004.
Due to the Group's strong cash flow, net debt as of 31 December 2004, was €457.5 million. The Group is rated "Baa2" by Moody's and "BBB" by Standard and Poor's.

(2) Cash from operations less changes in working capital and net capital investments (tangible and intangible assets).

DEBT/EQUITY RATIO



47%
48%
32%
2002
2003
2004

2004 EMPLOYEE BREAKDOWN BY CATEGORY



Managers
11.8%
Senior Executives
1.6%
Skilled employees
18.5%
Employees
42.6%
Workers
25.5%

EMPLOYEE BREAKDOWN BY REGION



7,079
6,915
6,933
France
3,340
3,194
3,136
United Kingdom
679
639
637
Rest of Europe
2,518
2,507
2,521
Americas
198
218
247
Asia-Pacific
344
357
392
2002
2003
2004

THE YEAR 2004

In 2004, we pursued our development primarily through organic growth and strengthened our position as world leader in Street Furniture and airport advertising. 2004 also marked a major step in our Asia-Pacific growth, with the signing of our first exclusive bus shelter advertising contract in Japan and the win of the Shanghai airport advertising contract, in partnership with the Shanghai airport authorities. We also pursued our strategy of growth through acquisitions by strengthening our presence in the Baltic States.

1. CONTRACTS

Europe

- In France, we were chosen by the Bid Committee of Greater Lyon for renewal of a street furniture contract. With a term of 13 years, this agreement involves the supply, installation, and maintenance of 2,200 bus shelters, 600 information panels (MUPI®), and 2,000, 3,000, or 4,000 bicycles. This contract is the largest ever awarded in France.
  We also renewed our street furniture contract with Saint-Étienne. With a term of 12 years, this agreement provides for the installation, delivery, and operation of 200 bus shelters, 120 MUPI® and 40 large-format advertising panels (Seniors®, 8m²).
  We also renewed a bus shelter agreement for the greater Grenoble area. With a term of 15 years, this agreement involves the installation, delivery and operation of 1,008 bus shelters.
  Finally, we were not awarded the bid for installation of bus shelters in greater Bordeaux, but we are still able to offer the Bordeaux area in our Street Furniture commercial offer, based on our presence in the city of Bordeaux and our MUPI® and Seniors® offer.
- In Spain, we became the leader in airport advertising. We renewed airport advertising agreements for six years with eighteen airports, including Barcelona, Alicante, Malaga, Valencia and Seville, and we won a contract with the four airports of the Balearic Islands (including Palma de Mallorca). These 22 airports handle 79 million passengers annually, or 52% of the Spanish market.
- In Italy, IGPDecaux again was awarded[1] the street furniture advertising contract for Turin, Italy's fourth largest city with more than a million people, in partnership with AVIP, the principal outdoor advertising agency in Turin. With a term of 20 years, this agreement covers the design, installation, and maintenance of 1,200 street furniture units (1,100 advertising faces).
- In Slovenia, Proreklam-Europlakat, a subsidiary of Europlakat International (50%-owned by JCDecaux via our Austrian subsidiary, Gewista), and Ankünder Graz won the bid for bus shelters in Ljubljana, the capital of Slovenia (300,000 people). This contract, with a term of 15 years, involves the installation of 450 bus shelters (900 advertising faces).

(1) JCDecaux had, in fact, already won this bid in February 2001, but the award was later voided on technical grounds by the Administrative Court for the Region of Piedmont.

Asia-Pacific

- In Japan, MCDecaux, a joint-venture between JCDecaux SA and Mitsubishi Corporation, won the bid for the first exclusive bus shelter advertising contract in Yokohama. With a term of 20 years, this agreement involves 500 bus shelters (1,000 advertising faces). Yokohama, near Tokyo, is the second largest city in Japan, with a population of 3.55 million people. Japan represents an advertising market worth approximately US$ 30 billion, the second largest in the world, 12% of which consists of outdoor advertising.
- In China, JCDecaux Pearl & Dean (a wholly-owned subsidiary of JCDecaux located in Hong Kong) signed a joint venture agreement with the Shanghai airport authority (SIA/SAA) and the media company Momentum. The agreement covers management of internal and external advertising space at Shanghai's two airports: Shanghai Hongqiao Airport and Pudong International Airport. With a term of 15 years (2005-2019), this exclusive agreement with the Shanghai airport authority represents revenues estimated at €490 million. The joint venture to manage this agreement, formed in 2005, is 35% owned by JCDecaux, 50% owned by SIA/SAA, and 15% owned by Momentum.

2. PARTNERSHIPS AND ACQUISITIONS

- In January 2004, via JCDecaux GmbH (formerly Klett Decaux GmbH), we acquired 100% of the shares of the German company WFA Wartehallen Finanz AG, which holds the bus shelter contract for Stuttgart.
- In March 2004, we increased our stake in Univier Communications BV, a Dutch company that controls several leading outdoor advertising companies in the Baltic States, from 50% to 75%. The remaining 25% are owned by Univier Communications NV.
- In September 2004, JCDecaux and NBC Universal formed a joint venture, NBCDecaux, to make a bid in connection with the public tender for street furniture being conducted by the City of New York. NBCDecaux is 70% owned by JCDecaux North America, a subsidiary of the JCDecaux Group, and 30% owned by NBC Universal.

THE OUTDOOR ADVERTISING INDUSTRY

Statistical information for outdoor advertising is less available and less consistent than in other fields of advertising. In an attempt to provide the most accurate information possible, we have collected the following data from a variety of sources. When these sources gave conflicting data, we attempted to reconcile this information in light of our own experience in this market.

1. SEGMENTS OF THE OUTDOOR ADVERTISING INDUSTRY

1.1 Three main segments

Outdoor advertising consists of three principal types of activities: advertising on billboards ("Billboard"), advertising on and in public transportation vehicles and stations ("Transport"), and advertising on street furniture ("Street Furniture"). Billboard is the most traditional and continues to be the most used form of outdoor advertising. Transport consists of advertising in or on buses or subway cars; inside buses, subways, and train stations; and inside airports and ferry terminals.

Advertising on street furniture (bus shelters, free-standing information panels (MUPI®), large-format (Senior® 8m²) advertising panels, and multi-service columns) is the newest activity in outdoor advertising. It is also the fastest growing segment. Other outdoor advertising activities, such as advertising on shopping trolleys or in gas stations, are grouped together as "ambient media".

Based on our knowledge of the market, we estimate that, in 2004, Billboard accounted for more than 50% of worldwide outdoor advertising spending, Transport accounted for approximately 26%, Street Furniture accounted for approximately 18%, and ambient media accounted for the remaining 6% *(source: JCDecaux)*.

1.2 The position of outdoor advertising in the advertising market

In 2004, outdoor advertising spending worldwide was approximately €17 billion, representing 5.2% of worldwide advertising spending, estimated at €323 billion *(source: ZenithOptimedia estimates, December 2004, based on a 2003 average annual exchange rate of €0.89 per U.S. dollar)*.

Advertising money spent on outdoor advertising, expressed as percentage of the total amount of advertising spending, was highest in the Asia-Pacific region. In 2004, outdoor advertising represented 8% of the advertising market in the Asia-Pacific region, compared to 3%, 7%, and 3% of this market in North America, Europe, and South America, respectively. ZenithOptimedia reported a significant recovery in outdoor advertising spending in South America during 2004.

2. OUTDOOR ADVERTISING: AN INCREASINGLY RELEVANT COMMUNICATION CHANNEL

2.1 A growing audience

The audience for outdoor advertising has grown significantly during the last five years, with people spending more time outside of their homes, whether driving, walking on the street, riding in trains, or walking in railway stations or airports. Outdoor advertising displays have developed rapidly in shopping centres, grocery stores, pubs, nightclubs, and even car parks.

Recent studies issued by the U.S. Department of Transport show that the time that Americans spent driving to and from work everyday increased by an average of 14% over the past ten years. The number of miles driven and the number of car trips taken also increased by 50% over this period. The study found that the length of car trips has increased and that Americans spend an average of one hour per day in their cars *(source: U.S. DOT/National Household Travel Survey/CTPP 2001)*.

In many countries, the average number of vehicles per 1,000 inhabitants has been growing steadily, which means constant growth in road traffic. In France, more than 60% of the working population leaves its hometown every day to go to work, which is 15% more than 10 years ago and 30% more than 20 years ago *(source: Insee surveys for 1999, 1990, 1982)*. In the European Union, the average number of vehicles per 1,000 inhabitants rose by 25% between 1990 and 2003, with the highest level of growth being in Spain and Italy where vehicle density rose by 39% and 29%, respectively, over that period *(source: Committee of French Automobile Manufacturers)*. In South Korea, where we have a Street Furniture contract in the capital, Seoul, growth was 314% over this period. Over the same period, Brazil and Japan recorded growth of 36% and 27%, respectively. These areas should therefore represent a significant basis for growth of outdoor advertising in the years to come.

According to IATA (International Air Travel Association), international passenger volumes in 2004 experienced the strongest rebound since the 1991 recovery from the first Gulf War. The tragic events of September 11, 2001 in the United States, the war in Iraq and the SARS epidemic are now behind us: for 2004, IATA has announced a 15% growth in air traffic on international flights (press release of January 2005) and a 6% growth on domestic flights (*'IATA Passenger Forecast 2004-2008'*, November 2004). IATA has also forecasted annual average growth in air traffic of 6% over the next four years (2005-2008). This growth should be fuelled by good economic prospects worldwide, the rebound of air traffic in Asia, the continued expansion of the European Union, and deregulation of air travel, which should make it more accessible for more people (lower fares).

ACI Europe recently reported that air traffic figures for December 2004 compared with December 2003 showed an overall increase in air passenger traffic among member airports. The airports of Prague (+26.9%), Cologne/Bonn (+15.4%), Palma de Mallorca (+15.0%),

Manchester (+10.8%), Dublin (+9.9%), London Gatwick (+7.9%), Madrid Barajas (+5.1%) and Amsterdam (+3.9%) all experienced a significant increase in air passenger traffic in December 2004 *(source: ACI Europe Airport Traffic Report - December 2004).*

2.2 Growing fragmentation of traditional media

As many studies show, outdoor advertising continues to benefit from the increasing fragmentation of the "in-home" advertising market, where increasing numbers of cable, satellite and broadcast television channels, as well as Internet sites, compete for the viewer's attention.
In the United States, the strong growth of the Internet is threatening the effectiveness of television advertising. Ongoing research from the University of Southern California's Annenberg Center for Digital Future, entitled *"The Digital Future Report"*, reveals that consumers are increasingly surfing the web instead of watching television. The study shows that the average number of hours spent online per week has grown steadily since 2000. Whereas users spent an average of 9.4 hours per week surfing the Internet in 2000, they spent an average of 12.5 hours online per week in 2003. This study also shows that Internet users spent 4.6 hours less per week in front of their televisions than non-users (or 28% less time). The rise in popularity of high speed Internet services, now used by 53.6% of American users *(source: Bandwidth Report, December 2004)*, has also had a significant impact on media consumption habits in the United States. The USC Report shows that Internet users without high-speed connections tend to connect to the Internet for relatively long periods of 30 minutes, whereas users with high-speed access tend to go online in short bursts, coinciding with television commercial breaks.

In May 2004, Wanadoo, the UK's largest ISP, conducted a similar study. It showed that levels of TV viewing were negatively impacted by Internet usage. Their research showed that high-speed Internet users spent significantly less time watching television than users without high-speed connections. This trend is likely to increase in the future as Europe and the U.S. catch up with Asia in terms of broadband penetration. Western European residential broadband uptake has developed rapidly in the past two years. According to the Forrester Research report *"European Residential Broadband Forecast: 2004 to 2010"*, by 2010, European broadband penetration should reach 41% (72 million households), or 67% of households with Internet access.
The growing availability of high-speed Internet continues to reduce the effectiveness of television advertising and calls into question its position among the mass media. This process appears to be accelerating and provides an opportunity for the development of outdoor advertising.

Following the study conducted by the BBC on media use during 2003, we decided to sponsor a similar study by the Institute of Practitioners in Advertising (IPA) called "Touchpoints," involving 10 media owners including JCDecaux. This new study is intended to provide a link among the UK media industry's various research organisations (Postar for outdoor advertising) through a consumer study that will track media consumption for a representative sample of the public across all hours of the day. A selected sample of participants was asked to fill out a detailed questionnaire covering lifestyle and media habits and to use an electronic diary to record their media and travel habits on a half-hourly basis over the course of a week. Once this information has been processed and sorted, it will be analysed to create a multimedia picture of consumer habits. Touchpoints is believed to be the only system in the world to combine available media research tools together in one single study. The study will provide a unique cross-media planning tool, and JCDecaux has proactively lobbied for the inclusion of outdoor advertising in the study, with the firm belief that this will have a positive impact on advertisers' use of outdoor advertising.

2.3 A more attractive medium

Our capacity for innovation means that we are able to offer advertisers communications media that are increasingly attractive and that support the growth of the outdoor advertising medium. In addition to recent technological and qualitative innovations that we have developed, such as scrolling panels, electronic updating of furniture, and plasma screens, we recently developed a line of products called "Innovate", used primarily in the United Kingdom. These products help make media more interactive and attractive. An increasing number of advertisers are becoming interested in making their advertising interactive, so as to allow consumers to test a product and receive more messages relating thereto than it is possible in a traditional advertising campaign.
Among the many "Innovate" products we have developed, we propose "Interact", which allows a consumer to select and obtain desired information directly through the advertising medium itself; "Showscreen", which involves placing a television screen into an advertising panel, allowing for transmission of several messages to a consumer, and, more recently, "Opinionator", which allows passers-by to vote or to participate in surveys directly through the advertising medium. This product was used in 2004 to launch the film "Alien Versus Predator", and recorded more than 64,000 contacts at a single location.
Likewise in 2004, we worked together with Hypertag, a supplier of a technique that allows consumers to receive information on a mobile phone from transmitters installed in advertising panels.

We have also been a leader in dynamic images, allowing advertisers to strengthen the impact of their visual advertising and facilitate reception of their message. As a result of an innovative lenticular device, we can now offer advertisers an interactive product, at reduced cost, that allows for the transmission of different images through the same medium depending on the angle at which the

panel is viewed. This approach multiplies visual contacts and facilitates reception of the message.
All of these innovative products, along with sound, moving lights, and ultra-violet light, have changed the image of outdoor advertising for advertisers, which has contributed to growth in this advertising medium.

2.4 Competitive cost per contact

Despite an extremely competitive environment due to the continued decline in advertising rates for television and print media, outdoor advertising continues to offer a cost per contact that is significantly lower than that of other media.
For €1,000 spent on advertising in the United Kingdom in 2004, outdoor advertising offered 502,756 contacts, compared to 461,270 in 2003 *(source: Outdoor Advertising Association/Postar)*; radio offered 261,047 contacts, compared to 283,568 in 2003 *(source: Initiative Media)*; television offered 114,263 contacts, compared to 118, 680 in 2003 *(source: Initiative Media)*; and newspapers offered 52,411 contacts, compared to 56,252 in 2003 *(source: National Readership Survey/Initiative Media)*. The growing fragmentation in all media other than outdoor advertising resulted in a decline in contacts delivered in 2004 as compared to 2003.

2.5 Reliability and improvements in audience measurement

In the media world, the most advanced forms of advertising have analytical tools that allow purchasers of advertising space to effectively plan their campaigns. Traditionally, outdoor advertising, unlike other major media, has not had a reliable way to measure its audience. For several years, through our subsidiary JCDecaux WorldLink, we have pioneered the development of audience measurement for outdoor advertising. In 2004, we made significant developments that will further enhance the attractiveness of this medium to advertisers.
We have significantly contributed to the development of a consistent approach to outdoor audience measurement in Europe, the United States, and the Asia-Pacific region. Using our reputation, we developed a reference methodology, or "best practice" of audience measurement, together with other key players in outdoor advertising. This methodology, which has been gradually implemented with success in various regions of the world, should improve the level of coverage and increase the frequency of audience measurement for outdoor advertising in order to allow comparability both with other main advertising media and from one outdoor advertising segment to another. Global advertisers will thus be able to develop a worldwide strategy for purchasing media space from one medium to another, increasing the ease of use and effectiveness of the medium. This reference methodology has already been adopted by the United Kingdom, Sweden, Ireland, and Finland. In the United Kingdom, where the system is further advanced than in other countries, we believe that the audience-measuring methodologies have allowed us to raise our prices due to demonstrated higher audiences for high-quality panels.

In France, our key market, the Street Furniture business recently decided to join Affimétrie®, the major measurement agency, which was previously restricted to the audience for Billboard. As a result, we will have a more complete measurement of the outdoor medium in France, Europe's largest outdoor advertising market. Results for the Street Furniture study are to be published in 2005 and further developments are planned in 2005 to allow the system used by Affimétrie® to measure the audience in the entire country, taking into account the variety of advertising displays. We believe that these developments will continue to underpin confidence in outdoor advertising in France, where it enjoys one of the most competitive positions in Europe.

In connection with development of its expertise for the advertising industry, JCDecaux Airport France has worked for two years, in partnership with Ipsos, on an on-site, single source audience poll. "Media Aéroport Performances" (MAP) is designed first and foremost to better understand the media audience by providing precise quantitative measurements of the airport audience.

This survey will also make it possible, as a result of specifically designed media software, to measure the performance of media through indicators widely used by the advertising industry: measurement of coverage, number of contacts, GRP (Gross Rating Point), cost per thousand of persons reached, etc. – by face or by network. This is a major innovation for this type of medium, which can now measure its impact as do print, television, or radio media in France.

Following work we conducted in Denmark, the players in the outdoor advertising market in the United States, Italy, and Switzerland have developed audience measurement systems that they have attempted to improve by employing GPS devices to monitor the movement of representative samples of people. Gathering such data via GPS could provide a major methodological improvement. Previously, analysis of movements was based on the recollections of people surveyed.
The number one advertising market in Europe, Germany, has also decided to employ this method of data collection and has been testing the technology throughout 2004. To carry out this test, German researchers have built upon the work already completed by Swiss Poster Research (SPR), which is heavily supported by Affichage Holding, a leader in outdoor advertising in Switzerland. SPR has developed an advanced GPS device and post-data-collection analysis software, allowing the cartographer to chart movements of individuals precisely and analyse them on the basis of the positioning of outdoor advertising structures.

In the United States, players in the outdoor advertising market have adopted the approach to audience measurement methodology pioneered in Europe, and the major American research organisation, Nielsen Media Research, is working to bring GPS-based audience accountability to this market. Nielsen has appointed an advisory committee that includes JCDecaux and other major participants in the market. In 2004, Nielsen conducted a major audience measurement survey of outdoor advertising displays in Chicago, with results currently being examined by the U.S. industry prior to publication. Advertisers will for the first time in the U.S. be able to look at the audience delivery of different combinations of outdoor advertising vehicles by demographic group, a system increasingly common in Europe. This represents a key development in the U.S. market, where outdoor advertising has for a long time suffered from a lack of reliable measurements compared to other media. This situation may explain why advertising expenditures in outdoor advertising have been relatively weak for so long in the United States in comparison to European markets.

In most of the markets described above, the audience measurement techniques, which were previously used only in the Billboard business, have been extended to all types of outdoor advertising, including transport advertising and, more recently, advertising structures located near points of sale. This will soon allow advertisers to more easily plan their campaigns and purchase outdoor advertising networks more coherently, further boosting the attractiveness of this medium.

Finally, in many markets, we have significantly invested in studies designed to evaluate the effectiveness of outdoor advertising campaigns and that, when conducted on a broad range of campaigns, are of particular relevance to advertisers. In 2003, in Sweden and the Netherlands, these studies were enhanced by use of the Internet for data collection. This approach allows a greater range of studies to be cost-effectively measured, along with a faster turnaround of results for our advertisers and agency customers.

3. COMPETITIVE ENVIRONMENT

3.1 Three major global players

In general, we compete for advertising revenues against other media such as television, radio, daily, weekly and monthly newspapers, magazines, cinema, and the Internet.

In the area of outdoor advertising, several major international companies operate in all three principal market segments (Billboard, Street Furniture, and Transport) and in multiple countries. Our major competitors worldwide are Clear Channel and Viacom, acting through their respective outdoor advertising affiliates.

3.2 Many local competitors

We also face competition from local competitors, especially in Billboard, the largest of which are as follows:

- France: Metrobus (Transport).
- United Kingdom: Maiden (Billboard), Primesight (Billboard), and Van Wagner (Billboard).
- Belgium: Belgian Poster (Billboard) and Business Panel (Billboard).
- Germany: Ströer/DSM (Billboard and Street Furniture), AWK (Billboard), Degesta (Street Furniture), and DERG (advertising in train stations and Billboard).
- Austria: EPA (merger of Aussenwerbung/Ankünder and Heimatwerbung) (Billboard), Ankünder Steiermark (Street Furniture).
- Spain: Cemusa (Street Furniture).
- United States: Lamar Advertising Company (Billboard), Interspace (Airport advertising), Regency (Billboard), Adams Outdoor (large-format Billboard), Van Wagner (Billboard and telephone booths), and Tri-State/PNE Media (Billboard).
- Canada: Pattison Outdoor (Street Furniture, Billboard, and Transport), Astral Media (Street Furniture, Billboard).
- Australia: APN (Transport) acting especially for Buspak (Transport), and Adshel (Street Furniture), Cody & Australian Posters (Billboard), and Eye Corporation.
- Russia: News Outdoor (Street Furniture, Billboard, and Transport).

In other countries, we also face significant local competition, and some competitors have leading positions in their areas.

3.3 The main players in outdoor advertising

The table below shows the fifteen largest outdoor advertising groups in terms of market share, based on 2004 revenues, set forth in order of magnitude:

Company	Nationality	Revenues (in million $)	Geographic presence
Clear Channel Outdoor	United States	2,447	United States, Europe, Asia-Pacific, South America, Africa
JCDecaux [(1)]	France	2,030	Europe, United States, Asia-Pacific, North and South America
Viacom Outdoor	United States	1,880	United States, Mexico, Canada, Europe
Lamar	United States	884	United States, Canada
Ströer/DSM [(2)]	Germany	500	Germany, Poland
Affichage Holding	Switzerland	242	Switzerland
Metrobus	France	174	France
Maiden	United Kingdom	169	United Kingdom, Ireland
AWK [(2)]	Germany	155	Germany
News Outdoor [(2)]	Russia	150	Russia
Wall	Germany	102	Germany, Netherlands, Turkey, Russia, United States
DERG [(2)]	Germany	100	Germany
Van Wagner [(2)]	United States	100	United States, United Kingdom
Pattison [(2)]	Canada	80	Canada
Cemusa [(3)]	Spain	63	Spain, Portugal, Mexico, South America

Source: Research reports, press releases, Internet sites of the companies and estimates of JCDecaux Group, with currency translations based on an average quarterly exchange rate of $/€ 0.8036 in 2004 and an average annual exchange rate of $/£ 0.5456 and $/SWF 1.2410 in 2004.

(1) This amount does not include revenues generated by Affichage Holding, a Swiss company in which JCDecaux is the principal shareholder with a 30% interest, nor revenues generated by Wall AG, a German company in which JCDecaux owns a 35% interest.
(2) JCDecaux estimate.
(3) 2003 Revenues.

ONE BUSINESS, THREE SEGMENTS

1. OUR STRATEGY

We reach over 170 million people everyday through a unique network of advertising displays. Our objective is to continue to strengthen and expand this network in areas of high population density and high living standards in order to continue to grow and improve our profitability, which is already among the highest, if not the best, in the industry.

To achieve this objective, our strategy has developed along three major lines:
- pursue organic growth, by winning new advertising contracts in towns, cities, metros, and airports that we deem most attractive;
- make targeted acquisitions to gain a leadership position or strengthen an existing position in our markets, and to improve our share of the outdoor advertising market by building a national network, which should help to increase our pricing power as a result;
- maximise the commercial attractiveness and profitability of our advertising networks in every country where we operate.

1.1 Organic growth

We seek to continue building the most attractive advertising networks for our advertisers in each of our three business segments by:
- targeting cities and airports and other transportation systems in each country that have strong commercial potential, in order to develop an advertising network on a national scale;
- creating new products and services that anticipate or respond to the needs of cities, airports and other transportation systems, and providing unequalled maintenance service to win public tenders for advertising contracts with these cities and airports and other transportation systems;
- using proprietary market research tools (like Géo-Logic®) to build advertising networks that meet the demands and budgets of our advertisers (homogeneous national or regional coverage, targeted networks, time-share campaigns, etc.);
- offering a wider audience to advertisers who target their audience both in downtown areas, through a street furniture network that is unique in Europe, and in city outskirts, through a national display network in most European countries;
- developing a comprehensive pan-European presence in each of our business segments to respond to the growing demand of our largest international advertisers;
- developing operational methods that make it possible to adapt and build networks in line with advertisers' requirements.

1.2 Participate in the consolidation of outdoor advertising

We believe that our solid financial structure and the strength of our advertising network, particularly in Europe, give us a significant advantage in seizing acquisition and partnership opportunities to enter new markets or strengthen our leading position in European markets.

This strategy enables us to expand in cities where Street Furniture contracts have already been awarded, capitalise on synergies of our operations at a national level or complete our product offering. Our partnership with Gewista, created in 2001 and strengthened in 2003 through the increase of our stake to 67%, has enabled us to extend our Billboard and Street Furniture networks in nine countries in Central Europe and to become a major player in Street Furniture in Austria. In Italy, where JCDecaux has had a partnership with IGP since 2001, IGPDecaux has become the leader in outdoor advertising and now has a truly national presence in Billboard and transport Advertising. This national dimension has strengthened our commercial capability in Italy, helping us to win the street furniture tender in Naples and Turin and to sign a partnership for advertising in the airports of Rome.

We believe that we have successfully integrated the companies that we have acquired or with which we have entered into a partnership in recent years, in countries such as France, Sweden, the Netherlands, Germany, Spain, Portugal and Italy. Based on this experience, we also successfully completed the integration of recently acquired companies, especially Gewista in Austria and Unicom (75%-owned since March 2004) in the Baltic States.

The main aspects of our acquisition strategy include:
- acquiring, or establishing partnership agreements, with companies holding strong positions in their market;
- capitalising on our resources (products, operating expertise, marketing strength) to develop and maximise the potential of these new markets;
- developing commercial synergies;
- centralising and reducing costs.

1.3 Maximising the potential of our network

We will continue to maximise the growth potential and profitability of our advertising networks by combining our experience of more than 40 years in outdoor advertising with our unique international presence, state-of-the-art products, and innovative sales and marketing strategies. In particular, we seek to:
- retain control of the key locations of our street furniture products, to maximise the visibility and advertising impact of our networks for advertisers;
- pursue product and marketing innovations and maintain a pricing policy that reflects the superior quality of our networks;
- capitalise on the synergies among our Street Furniture, Billboard, and Transport businesses to develop pan-European business alliances and/or offer multi-country and/or multi-format advertising campaigns to major international advertisers;

- continue to develop outdoor market research and audience measurement techniques to reinforce the attractiveness of the outdoor medium for advertisers;
- conduct sophisticated socio-demographic, behavioural, consumer, movement and audience studies to build networks that meet our clients' advertising objectives;
- provide quantitative audience data to measure the performance of our networks with respect to a specific audience.

2. STREET FURNITURE

2.1 The concept of street furniture

A simple but innovative idea

In 1964, Jean-Claude Decaux invented the concept of "street furniture" around a simple but innovative idea: to provide well-maintained street furniture free of charge to cities and towns in exchange for the right to place advertising on these structures. From the beginning, street furniture became a very attractive medium for advertisers, because it gave them access to advertising space in city centres in areas where advertising was generally very restricted.

State of the art products

For over 40 years, we have been designing and developing street furniture products that combine design and public service for cities with advertising effectiveness for advertisers.

Our Group:

- designs innovative, state-of-the-art products that enhance the quality of urban life, such as: bus shelters, free-standing information panels (MUPI®), automatic public toilets, larger format advertising panels (Senior®), multi-service columns (such as the Morris columns in France), kiosks for flowers or newspapers, public trash bins, benches, citylight panels, public information panels, streetlights, street signage, bicycle racks and shelters, recycling bins for glass, batteries or paper, electronic message boards and interactive computer terminals;
- develops a coordinated range of street furniture by working closely with internationally renowned architects and designers, such as: Mario Bellini, Philip Cox, Peter Eisenman, Sir Norman Foster, Christophe Pillet, Philippe Starck, Robert Stern, Martin Szekely, and Jean-Michel Wilmotte;
- determines, according to the advertising potential, the amount of advertising space needed to finance a city's street furniture equipment needs;
- selects advertising locations and positions its products to maximise the impact of advertising; for example, we position advertising space on bus shelters head-on to road traffic;
- offers a mix of advertising and public service products that enable it to improve the quality of life in cities and towns, while maximising the "opportunities to see" its advertising products.

We design multi-functional street furniture (bus shelters and multi-service columns that integrate a public phone, an automatic public toilet or a point-of-sale transportation ticket vending machine) that blends in with the city landscape, reduces street clutter and provides the highest level of service.

Priority given to maintenance and service

We are recognised by cities, towns and advertisers for the quality of our maintenance service in connection with our street furniture contracts. As of December 31, 2004, approximately two thirds of our Street Furniture employees were responsible for the cleaning and maintenance of our street furniture and for poster management. We require all of our maintenance employees and those responsible for the hanging of posters to undergo rigorous training in our in-house facilities to ensure that they will maintain our know-how and the excellent reputation for maintenance service of our street furniture, which contributes to our international renown.

2.2 Street furniture contrats

Characteristics of contracts

Most of the street furniture contracts we enter into today with cities, towns, and other government agencies result from a process of competitive bidding specific to public procurement procedures. Street furniture is installed primarily in city centre locations and along major commuting routes where pedestrian and automobile traffic is the highest. Street furniture contracts generally require us to supply products which contain advertising space, such as bus shelters, free-standing information panels (MUPI®), columns, etc., and may also require us to supply and install non-advertising products, such as benches, public trash bins, electronic message boards or street signage. Contracts tend to be different depending on the needs of the local government, the volume of non-advertising street furniture desired, and the level of our involvement in management of the street furniture program.

Our strategy is to install and maintain street furniture at our expense in cities and towns with which we have a contractual relationship. In exchange, we are granted the right to sell the advertising space located on some of the street furniture.

Some contracts also include an exclusive right to install additional street furniture and specify the conditions under which we can display advertising in the areas covered by our contracts. In general, contracts provide for installation of additional street furniture as new needs develop. Finally, the initial location of street furniture is usually mutually agreed upon. The type and content of the advertisements we display may be subject to specific limitations set forth in the contract, and there may be a right of periodic inspection by the local government.

When we pay an advertising fee, the cost of such fee is generally compensated for, in whole or in part, by the fact that we install few or no non-advertising products. In 2004, 13.5% of Street Furniture revenues went to cities and towns in the form of advertising rents and fees.

Historically, almost all of our street furniture contracts were entered into with cities or towns granting us the right to install street furniture in public areas. Few street furniture contracts were concluded with private landowners. For several years now, we have expanded our Street Furniture business to serve shopping malls, in particular in the United States, Europe, South America and Japan. Under the agreements reached with the owners of these shopping malls, we now install street furniture in the private as well as the public domain.

Street furniture contracts for shopping malls

Shopping mall contracts for street furniture generally take the form of master agreements entered into with the operators of malls and a separate agreement entered into with the managing agent of each mall. The terms and conditions of the separate agreements incorporate the provisions of the master agreement, and may vary depending on the size, design, and character of the mall. Master agreements provide that operators will afford us the opportunity to enter into individual concessions with all of the malls that they control, and that they will use their best efforts to convince the malls in which they have an investment, but do not control, to enter into individual agreements with us. Any new mall acquired or developed by the operators during the term of our master agreement becomes covered by that agreement.

Principal provisions common to most of the street furniture contracts in shopping malls are as follows:

- a term of ten to fifteen years, with a right to terminate early upon material breach of the agreement by either party;
- an obligation to design, construct, install, and maintain wall displays, advertising displays and public message boards at our expense. Maintenance costs, as well as the amount of capital expenditures required in connection with such contracts, however, are less than those incurred in connection with street furniture contracts involving the public domain;
- an exclusive right to use the common areas of the mall to market and sell advertising space on fixed and scrolling panels, in exchange for payment of a fee proportional to the net revenues earned from such displays, together with payment of a minimum rent, in some cases;
- provisions under which the mall's managing agent may ask us to move billboards, at our expense, to another location in the mall.

Long-term contracts

Our street furniture contracts have terms of 8 to 25 years. In France, the contract term is generally 10 to 15 years. As of December 31, 2004, our street furniture contracts had an average remaining term of more than 8 years (weighted by 2004 advertising revenues and adjusted to account for projected revenues from new contracts, excluding shopping malls). In France, the average remaining term of street furniture contracts is 5 years (weighted by 2004 advertising revenues). Between January 1, 2005 and December 31, 2007, 17% of our street furniture contracts (weighted by 2004 advertising revenues) will come up for renewal.

The natural attrition rate of our contract portfolio over the next three years is provided for indicative purposes only and does not necessarily reflect the evolution of either the commercial value of advertising faces that are sold as advertising network packages or of Street Furniture revenues.

Contracts may generally be terminated in the event of material breach, as well as for public policy reasons.

In France, as a result of a decision in July 1998 by the French Competition Commission *(Conseil de la concurrence)*, certain terms and conditions of our street furniture advertising contracts were changed. In particular, new contracts entered into after July 1998 may no longer provide for automatic renewal at the end of their term and may no longer have separate terms applicable to each individual piece of street furniture installed, nor any right of first refusal or other preferential right to install additional units identical to the ones covered under the existing contracts.

High rate of success in competitive bids

We continue to successfully renew our existing street furniture contracts through competitive bids and to win a high proportion of the new contracts for which we bid. In France, in 2004, we maintained a high rate of success in competitive bids involving the renewal of existing contracts and the awarding of new contracts. Overall, in 2004, we won 73% of the competitive bids for street furniture advertising contracts (renewals and new) on which we bid worldwide and 90% in France.

2.3 Geographic presence

Number one worldwide in Street Furniture

We are number one worldwide in Street Furniture in terms of revenues and number of advertising faces. As of December 31, 2004, we had street furniture contracts in approximately 1,500 cities of more than 10,000 inhabitants, totalling more than 304,000 advertising faces in 36 countries. We have a portfolio of street furniture contracts that is unique in the world and that includes advertising contracts in 32 of the 50 largest cities in the European Union. In addition to our public domain operations, we are also present in 724 shopping malls around the world.

In 2004, Street Furniture accounted for 54.2% of our revenues.

We believe that having street furniture contracts in major cities in each country is essential to being able to offer a national advertising network to advertisers. As a result of this unique presence in Europe, we are the only outdoor advertising group able to create, networks that enable advertisers to undertake pan-European advertising campaigns, which more and more international advertisers prefer.

As of December 31, 2004, the geographic coverage of our Street Furniture business was as follows:

Country	Number of advertising faces
France	91,600
United Kingdom	16,300
Rest of Europe (1)	167,400
Americas (2)	17,600
Asia-Pacific (3)	11,500
Total	**304,400**

(1) Includes Germany, the Netherlands, Belgium, Luxembourg, Spain, Portugal, Sweden, Norway, Finland, Denmark, Austria, Croatia, Bosnia, Hungary, Italy, Serbia-Montenegro, Slovenia, Iceland, Latvia, Lithuania, Estonia, the Czech Republic and Slovakia. Among these countries, the majority of advertising faces are located in Germany, the Netherlands, Belgium, Sweden, Portugal and Finland.

(2) Includes Argentina, Brazil, Canada, Uruguay and the United States. The majority of faces are located in the United States.

(3) Includes Australia, Japan, Korea, China, Singapore and Thailand.

A street furniture network unique in Europe

We have an exceptional presence in Europe as a result of a contract portfolio that is unique in large European cities in terms of population. As of December 31, 2004, we had street furniture contracts in 32 of the 50 largest cities of the European Union (1), as indicated in the table below.

City	Country	Population (in millions)	Principal Street Furniture operators
London	United Kingdom	7.36	Clear Channel (2) (Adshel)/JCDecaux
Berlin	Germany	3.39	Wall (3)
Madrid	Spain	3.09	JCDecaux/Cemusa
Rome	Italy	2.54	Clear Channel
Paris	France	2.13	JCDecaux
Hamburg	Germany	1.73	JCDecaux
Budapest	Hungary	1.71	Intermedia/Mahir
Warsaw	Poland	1.69	AMS
Barcelona	Spain	1.58	JCDecaux
Vienna	Austria	1.55	JCDecaux (4)
Munich	Germany	1.25	JCDecaux
Milan	Italy	1.25	IGPDecaux (5)
Prague	Czech Republic	1.17	JCDecaux
Naples	Italy	1.01	IGPDecaux (5)
Brussels	Belgium	1.00	JCDecaux
Birmingham	United Kingdom	0.99	JCDecaux/Clear Channel (Adshel)
Cologne	Germany	0.97	JCDecaux
Turin	Italy	0.86	IGPDecaux (5)
Marseilles	France	0.80	JCDecaux
Valencia	Spain	0.78	JCDecaux/Cemusa
Lodz	Poland	0.78	AMS
Stockholm	Sweden	0.76	JCDecaux/Clear Channel (Adshel)
Cracow	Poland	0.76	AMS
Athens	Greece	0.75	Alma
Amsterdam	The Netherlands	0.74	JCDecaux
Riga	Latvia	0.73	JCDecaux
Leeds	United Kingdom	0.72	Clear Channel (Adshel)
Seville	Spain	0.71	JCDecaux (6) /Cemusa
Palermo	Italy	0.68	Damir
Frankfurt	Germany	0.64	Ströer
Wroclaw	Poland	0.64	AMS

City	Country	Population (in millions)	Principal Street Furniture operators
Saragossa	Spain	0.63	JCDecaux
Genoa	Italy	0.60	Cemusa
Rotterdam	The Netherlands	0.60	Viacom
Dortmund	Germany	0.59	Wall/Ruhfus
Essen	Germany	0.59	Ströer
Stuttgart	Germany	0.59	JCDecaux
Glasgow	United Kingdom	0.58	JCDecaux
Poznan	Poland	0.57	AMS
Dusseldorf	Germany	0.57	JCDecaux/Wall [3]
Lisbon	Portugal	0.56	JCDecaux/Cemusa
Helsinki	Finland	0.56	JCDecaux
Malaga	Spain	0.55	Cemusa
Bremen	Germany	0.54	JCDecaux
Vilnius	Lithuania	0.54	JCDecaux
Hanover	Germany	0.52	Ströer
Sheffield	United Kingdom	0.51	JCDecaux/Clear Channel (Adshel)
Duisburg	Germany	0.51	Ströer
Copenhagen	Denmark	0.50	JCDecaux/Clear Channel (Adshel)
Leipzig	Germany	0.50	JCDecaux

Source: Government census reports and T.Brinkhof "*The principle agglomerations of the world*", January 2005 (http://www.citypopulation.de).

(1) As of December 31, 2004, the European Union consisted of the following countries: Austria, Belgium, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Poland, Portugal, Slovakia, Slovenia, Spain, Sweden, the Netherlands and the United Kingdom.
(2) Half of Clear Channel's bus shelters in London are presently up for competitive bids.
(3) JCDecaux owns 35% of Wall's share capital.
(4) We are present in Vienna through our subsidiary Gewista, in which we own a 67% interest.
(5) We own 32.35% of IGPDecaux's share capital.
(6) We are present in Seville through our subsidiary Planigrama.

In 2004, our street furniture concessions in these 32 European cities accounted for approximately 35% of our Street Furniture revenues. These contracts had an average remaining term of nearly 7 years (weighted by 2004 revenues).

In Europe, we renewed several street furniture contracts, especially in France, Belgium, and Estonia.

In France, we have exceptional territorial coverage, with street furniture contracts in 645 cities and towns, including Paris, Lyon, Marseilles, Lille, Bordeaux, Toulouse, Nice, Aix-en-Provence, Toulon, and Grenoble, i.e., the largest French cities in terms of population. Although France, the birthplace of our company, remains our largest country for Street Furniture, its relative share of our Street Furniture revenues continues to decline gradually as our international business develops.
In 2004, we renewed street furniture contracts with the cities of Grenoble, Pau, Vannes, Montauban, Anglet, Chalons en Champagne, St Etienne and Thionville, and won a major contract with the Greater Lyon Community (*Communauté Urbaine de Lyon*), the second largest city in France, where we began operating as a company 40 years ago. On the other hand, we were not awarded the bid for installation of bus shelters in Bordeaux, but remain in a position to include the Bordeaux area in our Street Furniture offering, given our existing positions in Bordeaux and our ability to offer information panels and large-format advertising panels (MUPI® and Seniors®).

North America, a priority growth market

We have been present in the United States since 1994, when we won our first street furniture contract in San Francisco. In 2001, in partnership with Viacom Outdoor, we won the street furniture contract with Los Angeles for a term of 20 years. Then in 2002, we won a contract with Chicago, also for a term of 20 years, as well as our first street furniture contract, in partnership with Viacom Outdoor, in Canada with Vancouver, the third largest Canadian city.

In 2003, we acquired 50% of Wall USA, a company that holds the street furniture contract with Boston until 2021. As of December 31, 2004, we held, directly or indirectly, street furniture contracts for four of the five largest urban centres in the United States (Los Angeles, Chicago, Boston, and San Francisco) and are thus in a position to offer unique coverage to advertisers. We believe that our bid for a contract with the city of New York, which we submitted during 2004, constitutes a major growth opportunity.

The Group extends its expertise to shopping malls

We are also developing our Street Furniture business in the United States in shopping malls, which we view as the real "downtown" of many cities in the United States. In fact, Americans make most of their essential consumer purchases (except for automobiles) in malls, where they also visit movie theatres and restaurants. In addition to a large audience, shopping malls offer the advantage of having a commercial purpose and provide advertisers with an opportunity to advertise next to points of sale. Present in 99 shopping malls in the United States, we have a 40% market share in shopping malls in the 20 largest American urban areas. Our contracts with shopping malls include some of the most prestigious malls in the United States, including *Roosevelt Field* (New York), *The Mall* at Short Hills (New Jersey), Water Tower Place in Chicago (Illinois), and *Century City* and *Beverly Center* in Los Angeles (California).

We have also successfully launched street furniture advertising in shopping malls in other countries. As of December 31, 2004, we had street furniture panels in approximately 539 shopping malls in 15 countries in Europe (Belgium, Bosnia, Czech Republic, Finland, France, Hungary, Portugal, Latvia, Lithuania, Norway, Serbia-Montenegro, Slovenia, Spain, Sweden and the United Kingdom), as compared to 395 malls in 2003. This significant growth compared to 2003 can be explained by the growth in our business in the *Sektor* and *Steen & Stroëm* malls in Norway. In Sweden, we also expanded our presence in shopping malls, as we did in the United Kingdom, where we are now present in 300 Tesco supermarkets, as compared to 173 in 2003. In Japan, we are now present in 61 shopping malls located in Japan's largest cities, compared to 46 in 2003. We have also successfully developed this business in Argentina, Singapore, and Hong Kong with 25 malls.

Key positions in Asia-Pacific and South America

We believe there is significant potential to develop our Street Furniture business in the Asia-Pacific region and, to a lesser extent, in South America, two geographic areas where the concept of street furniture is still relatively new. Present in these two regions since the early 1990s, we already have street furniture contracts in Sydney in Australia, Singapore, Bangkok in Thailand, Macao in China, and Seoul in South Korea (taxi shelters and bus shelters). A significant event in Japan in 2004 was our success in winning the bid for Yokohama, the second largest city in that country. Advertising on street furniture had previously been prohibited, but we see significant growth potential in this market. In South America, we hold street furniture contracts in Salvador de Bahia in Brazil, Montevideo in Uruguay, and Buenos Aires in Argentina (shopping malls).

Future public bids: a reservoir for growth

We believe that the Street Furniture business has significant growth potential and intend to pursue international growth in the coming years. New street furniture contracts could be put out for bid in North America, especially in Toronto; in Europe, in Rome in Italy, Sofia in Bulgaria, Warsaw in Poland, and in some German cities where Ströer is present; in South America, in Sao Paulo in Brazil; and in Asia, in Beijing and Shanghai in China, Taipei in Taiwan, Melbourne in Australia, and in certain key Japanese cities.

2.4 Sales and marketing

We market our street furniture products as a premium quality advertising medium. Grouped in networks, these spaces are sold for advertising campaigns whose duration varies between 7 days (referred to as "short conservation") in France and the majority of European countries, to 15 days in Spain and the United Kingdom, to one month in the United States. We originated the concept of 7-day campaigns, which allows us to increase the number of faces available for new advertisements at the beginning of each week (amounting to nearly a third of our advertising faces in France) and thereby maximise territorial coverage and exposure for an advertising campaign at a given place and time.

We market and sell all of our advertising space through our own sales forces to advertisers and their advertising or media agencies. Our rates are specified on standard rate cards, and it is our policy not to offer discounts, other than volume discounts. Rates across our network may vary according to the size and quality of the network, the commercial attractiveness of the city, the time of year and the occurrence of special events, such as the Olympic Games or the Soccer World Cup.

To respond to the diversity of our clients' advertising needs, we offer both very powerful mass media networks and targeted networks built on the basis of sophisticated socio-demographic and cartographic databases to offer a special appeal for precise targets. This selectivity of faces makes it possible to get higher value from our assets.

In 2003, in France, for example, we created Distingo®, a network of $2m^2$ advertising faces (bus shelters and MUPI®) specifically targeting highly-sophisticated urban women. Likewise, in 2004 we offered a network of $2m^2$ advertising faces, FamiliConso®, which allows for specific targeting of households with above-average weekly income, particularly adapted to advertisers of high-consumption products. This strategy is being further pursued in 2005, with the creation of a network of 2,000 faces (DIVA®) targeting households with the highest levels of disposable income, a target market for many products.

2.5 Contracts for the sale, lease, and maintenance of street furniture

Principally in France and in the United Kingdom, we sell, lease, and maintain street furniture, which generates revenues that are recorded in the Street Furniture segment of our financial statements.

In 2004, such activities generated revenues of €90.9 million, representing 10.3% of our total Street Furniture revenues. The relative portion of Street Furniture revenues attributable to this activity has declined on a regular basis, as certain contracts reach their conclusion and are not renewed.

3. BILLBOARD

We are the leading Billboard advertising company in Europe in terms of sales. In 2004, Billboard represented 26.6% of our revenues.

Our billboards generally appear prominently near the principal commuter routes of cities and their suburbs and permit advertisers to reach a wide audience. Our billboard networks are situated in several high-quality locations in terms of visibility in major cities such as Paris, London, Brussels, Vienna, Madrid, and Lisbon, and offer advertisers extensive territorial coverage in each country.

Our billboard activities also include illuminated advertising, consisting essentially of the creation and installation of large-format neon signs. We also offer wall wrap advertising. Present in 17 countries, with 148 neon signs, we currently cover the major European capitals and aim to become stronger in Asia and Central Europe. In 2004, illuminated advertising operations generated revenues of €12.5 million, representing 2.9% of total Billboard revenues.

3.1 Characteristics of billboard contracts

We lease the sites of our billboards principally from private landowners or building owners (private law contracts) and, to a lesser extent, from city authorities (public law contracts), railway authorities, universities, or real estate companies. We pay rent directly to the owners of such land or buildings. Where state or local government property is involved, billboard contracts are generally awarded after a process of competitive bidding. In the United Kingdom, we also own certain sites where we install billboards.

Principal terms and conditions common to most of our private billboard contracts are as follows:

- a term of six years from the date of signature, with, for France, automatic renewal from year to year after expiration of the initial term, unless terminated earlier on notice of three months prior to expiration, with such terms being longer in countries where the term is not limited by law;
- free access to the location to the extent required for installation and maintenance of the facility;
- provisions relating to the type of billboard, the type and surface area of the faces that may be displayed and the rent to be paid to the landlord;
- landlord responsibility for ensuring that the billboards remain visible, especially with respect to plant vegetation.

3.2 Geographic presence

As of December 31, 2004, we had 196,500 advertising faces in 25 European countries (in nearly 3,000 European cities with more than 10,000 people) and four Asia-Pacific countries (Thailand, Singapore, Hong Kong, and Australia). The number of advertising faces increased slightly in 2004 compared to 2003. We continued our strategy of improving the quality of our large format billboards, by dismantling certain low-quality panels and replacing them with better, more state-of-the-art displays, which were scrolling or back-lit.
As of December 31, 2004, we had approximately 51,300 large format billboard faces in France. Our most significant city in terms of business was Paris, where we had 2,117 advertising faces, representing a market share of more than one-third in that city.
The neon sign advertising business is located principally in France, but we are also developing this business in other countries, such as Spain, Portugal, Poland, Hungary, and Belgium.

As of December 31, 2004, the geographic coverage of our Billboard advertising faces was as follows:

Country	Number of advertising faces
France	51,300
United Kingdom	11,800
Rest of Europe (1)	133,100
Asia-Pacific (2)	300
TOTAL	**196,500**

(1) Includes Germany, Austria, the Netherlands, Belgium, Italy, Spain, Portugal, Ireland, Sweden, Norway, Finland, Denmark, Bosnia, Bulgaria, Croatia, Estonia, Lithuania, Latvia, Hungary, Czech Republic, Serbia & Montenegro, Slovakia, and Slovenia.
(2) Includes Australia, Thailand, Hong Kong, and Singapore.

3.3 Our product offering

Our billboard offering includes a broad range of products, with general coverage packages offering advertisers a true "mass media" audience covering a wide geographic area, and more specific packages that offer contact with an audience having certain demographic or socio-economic characteristics.

The size and dimension of our billboards vary across our networks, primarily according to local regulation. In all areas, though, our billboards and neon signs are characterised by a high level of quality and visibility, which is essential to attracting our advertisers' target audience. Our premium billboards are also illuminated, which we estimate increases their audience size by up to 40%.

Our new billboards feature successful street furniture concepts, such as back-lit and scrolling panels. The use of scrolling panels increases the number of faces that can be marketed per display and creates new marketing opportunities, such as timesharing.

Since the acquisition of Avenir in 1999, we have invested significantly to improve the quality of our Billboard network, especially in the major markets of France and the United Kingdom. Each qualitative improvement has enabled us to strengthen the advertising effectiveness of our networks and differentiate our product offering to advertisers. For the most visible and prestigious displays, for example, we have continued to replace fixed panels by 8, 12, and 18 m^2 back-lit scrolling panels called "Vitrines®".

As of December 31, 2004, we had installed almost 3,800 Vitrines® in France, almost 250 in the United Kingdom and approximately 700 spread over nine other European markets, mainly in Belgium, Sweden, the Netherlands, Spain, and Portugal.

In 2004, in France, 39% of the advertising faces offered in our short-term campaigns were illuminated, significantly exceeding that of our competitors' networks in France, which had only 31% of their billboards back-lit on average.
In the United Kingdom, we also invested in this segment to increase the number of back-lit panels. In 2003, we were the first national company to exceed a 50% illumination level. In 2004, we grew this level further to 53%, compared to 47% for our competitors *(source: Postar)*. This should enable us to continue increasing average revenues generated per face, since these panels reach a more significant audience.

In fact, recent impact studies by Carat, the number one French media agency, and Postar, an audience survey institute for outdoor advertising in the United Kingdom, showed that an advertising campaign posted on scrolling panels (such as "Vitrines®") has as much impact as an advertising campaign posted on a fixed panel, even though the exposure time is shorter. The mobility of the panel attracts attention and reinforces the effectiveness of the advertising message, making this type of panel particularly attractive to advertisers.

3.4 Sales and marketing

We market our billboard network under the Avenir trademark in France and Spain, under the JCDecaux trademark in the United Kingdom, Ireland, the Netherlands and several other European countries, under the Gewista trademark in Austria, under the Europlakat trademark in Central Europe, under the Belgoposter trademark in Belgium, and under the IGPDecaux trademark in Italy.

All advertising space is sold by our own sales forces to advertisers or to their advertising or media agencies.

A large proportion of our Billboard business comes from short-term 7 to 15 day advertising campaigns, although in some countries, such as France, long-term packages ranging from one to three years also contribute significantly to our revenues. Long-term packages tend to be purchased in order to provide directions to the location of a particular advertiser or to promote its trademark or corporate image.

Because of our unique presence and advertising network in Europe, we are able to offer advertisers pan-European, multi-display and/or multi-format campaigns.

Since its creation in 2000, JCDecaux One Stop Shop, a subsidiary that specialises in the coordination of advertising campaigns internationally, has undertaken pan-European advertising campaigns for prestigious advertisers like Alcatel, Levi's, Gap, H&M and Mitsubishi. In addition, in 2003, we entered into a certain number of pan-European, multi-year strategic alliances with international advertisers, including Unilever and Masterfoods, for which we have become the preferred partner in the area of outdoor advertising.

Unlike street furniture advertising, prices may be discounted from our standard rate cards, consistent with market practice. This practice led us to develop a system that allows our sales force to optimise billboard network sales. Thanks to this "yield management" system, our sales force can follow, in real time, the evolution of supply and demand for our advertising networks and can thereby adjust discounts offered to advertisers in order to sell each billboard network at the highest possible price.

Each billboard network is assembled in conjunction with audience measurement studies. These audience measurements are compiled on the basis of geomarketing data and tools, such as "Geo-Logic®", a unique geomarketing tool that compiles socio-demographic data on movement, behaviour, consumption and sectors of activity on the basis of geography crossed with property. We use these data to help our clients to tailor their advertising campaigns to the characteristics of their target audience, such as age, gender, income, Internet usage, or the proximity of panels to particular retail stores. This tool has also helped us in optimising the placement of our panels and selecting new sites.

Constructed thanks to geo-marketing tools and audience measurement studies, our billboard networks address the specific communication objectives of our advertisers. Advertisers can buy networks that provide them with homogenous national or regional advertising coverage, or that focus coverage in a key city, or that are located near stores, movie theatres or metro stations.
Use of these tools also allows us to sell our billboard networks as a "time-share". With the advent of scrolling billboards and remote control technology, we are now able to manage in a very precise manner the display face that appears on a billboard at a given time. We offer our advertisers the option of targeting their potential

audience at the times that such audience is most likely to be in the vicinity of a given billboard. Along the Paris périphérique (ring road), for example, we now sell separate advertising packages on our panels during the morning, afternoon and evening hours.

Finally, in the United Kingdom, we have developed a new, innovative billboard technology called "Chameleon", which makes it possible to put up two completely different displays, night and day, on a single back-lit structure. We financed this innovation and own the exclusive marketing rights to use it for our clients.

4. TRANSPORT

Our Transport advertising business includes the world's leading airport advertising business, as well as advertising contracts in metros, trains, buses, trams, other mass transit systems, and express train terminals serving international airports around the world. In addition to the 155 advertising contracts we hold in airports, we also have the right to sell advertising space in over 150 metros, trains, buses and tramway systems in approximately 250 cities in Europe, South America, and Asia-Pacific. We have a large number of contracts in Italy, which allows us to offer advertisers a national network for advertising in buses. Altogether, we manage close to 157,000 advertising faces in transport systems throughout 20 countries, with nearly 25,000 faces in airports. This number excludes approximately 500,000 small-scale advertisements on airport luggage trolleys and in bus, tram, train and metro interiors.

In 2004, advertising within our Transport business represented 19.2% of our consolidated revenues. Airport advertising accounted for 62% of our Transport revenues, with advertising in other transport systems accounting for 30%. Marginal operations conducted by subsidiaries in our Transport business, such as billboard or cinema advertisements, represented nearly 8% of Transport revenues.

Characteristics of transport contracts

Advertising contracts for airports and other transportation systems vary considerably, depending on the role that the grantor plays in the management and determination of the content for advertising space that it grants. This choice can affect the terms and conditions of the contract, such as those dealing with ownership of equipment, termination clauses, the degree of exclusivity, as well as the location and content of the advertising.
Principal terms and conditions common to most of our transport contracts are as follows:
- a term of between five and ten years;
- payment of a fee in proportion to the revenues realised, together with a minimum in some cases;
- depending on the particular requirements of the grantors, we can design, install, and maintain, at our expense, wall panels, dioramas, advertising panels, or any other type of support. We also provide to some grantors information panels and information support and advertising systems, such as maps;
- we may have exclusive or non-exclusive rights to put up advertising in all or part of the terminals. Some grantors also grant us rights to outside bus shelters and on arrival platforms at terminals;
- the choice of initial location of the advertising faces is normally decided upon by mutual agreement. Occasionally, advertising content is subject to the grantor's approval. Our rights can also be limited by airlines that have sublet space from the airport and that, accordingly, may have certain rights to determine the location and content of advertising faces in their space.

4.1 Airport advertising

After two years of disruption as a result of the SARS epidemic in Asia and the war in Iraq, which caused air traffic to stagnate, airport advertising is once again showing dynamic growth. Although it is difficult to obtain reliable industry performance sources for airport advertising, we showed strong revenue growth that allowed us to confirm our position as the leader in airport advertising.

4.1.1 Geographic presence

Under a single trade name, "JCDecaux Airport", we reach 30% of worldwide airport traffic with a presence:
- in Europe, with 104 airports, of which the three largest are London, Frankfurt, and Paris. We manage the advertising contracts for 42 airports in France, including those for the Aéroports de Paris (Charles de Gaulle and Orly), the seven British airports of the British Airport Authority (BAA) (including Heathrow, Gatwick, and Stansted), the Frankfurt airport in Germany (in partnership with the Frankfurt airport authority), the Stockholm airport (Arlanda) in Sweden, 22 airports in Spain (including Barcelona, Palma de Mallorca, Malaga, and Alicante), some Milan airports (Malpensa and Linate) and Rome airports through IGPDecaux in Italy, as well as all of the airports in Portugal and Poland;
- in Asia, with the contract for the Hong Kong airport (Chek Lap Kok), the major entry point into the region, a contract with the Macao airport authority, and, more recently, a contract with the Shanghai airports (Pudong International Airport and Hongqiao Domestic Airport);
- in the United States, with advertising contracts in 38 airports, including New York (JKF and La Guardia), Houston, Philadelphia, Miami, Seattle, and Washington D.C.:
- in Mexico, where we hold the concession for nine airports in Southeastern Mexico, including Cancún, Mérida and Cozumel, which are managed through a partnership agreement with UDC.

The following table sets forth our activities in the 10 largest destinations by passenger volume in 2004:

Airports	Passengers (in millions)	Contract holder
London	128	JCDecaux
Chicago	95	Clear Channel
Tokyo (1)	93	Local company
New York	92	JCDecaux
Atlanta	82	Clear Channel
Paris	75	JCDecaux
Los Angeles	67	Bid tender in preparation
Dallas	65	Clear Channel/JCDecaux
Frankfurt	51	JCDecaux/Fraport (2)
Houston	44	JCDecaux

Source: ACI Traffic Data for the period September 2003-October 2004.

(1) In 2004, we entered into a Cooperation Agreement with Tokyu Space Creation, a subsidiary of the fourth largest Japanese advertising agency, for joint marketing and sale of advertising faces in 26 Japanese airports (including Tokyo) and the 155 of the Group.
(2) We own a 39% in Media Frankfurt, a joint venture company with the Frankfurt airport.

We hold advertising contracts in airports in 13 countries, principally in Europe.
In 2004, we won or renewed major contracts, which strengthened our leading position worldwide in airport advertising. JCDecaux Airport Espagne, a subsidiary, renewed its contract with 18 airports in Spain (including Barcelona, Alicante, Malaga, Valencia, and Seville) and won a contract with the four airports on the Balearic Islands (including Palma de Mallorca). These 22 airports handle 79 million passengers annually, or 52% of the Spanish market.
In addition, we strengthened our position in Northern Europe by winning an advertising contract with the largest airport in Scandinavia, Copenhagen. This contract became effective on January 1, 2005.
Finally, in China, JCDecaux Pearl & Dean (a subsidiary located in Hong Kong), created a joint venture company with the Shanghai airport authority (SIA/SAA) and the media company Momentum. This new company will manage advertising inside and outside the two Shanghai airports: Shanghai Hongqiao Airport and Pudong International Airport. In 2004, traffic through the Shanghai airports amounted to more than 35 million passengers, or growth of 40%, compared to 2003.

As of January 1, 2005, the geographic coverage of our advertising faces in airports was as follows:

Country	Number of airports	Number of advertising faces
France	42	5,696
United Kingdom	8	2,686
Rest of Europe (1)	54	8,791
Americas (2)	47	6,496
Asia-Pacific (3)	4	1,061
TOTAL	**155**	**24,730**

(1) Spain, Germany, Italy, Norway, Poland, Portugal, Sweden, and Denmark.
(2) United States and Mexico.
(3) Hong Kong, Macao, and Shanghai.

4.1.2 Airport advertising contracts

We seek to obtain the exclusive right to place advertising in airports under contracts granted by the authorities that operate the airports. Contracts are typically granted through competitive bids, for a term that typically ranges between five and ten years. At December 31, 2004, the average remaining term (weighted by 2004 revenues) of our airport advertising concessions was approximately three years and nine months.

We pay a percentage of our advertising revenues to airport authorities under our concession agreements, varying between 50 to 70%, on average, of our realised revenues. However, our initial capital investment, which is often assumed by the airport or by advertisers, as well as our ongoing maintenance expenses, are much less than those incurred under our street furniture contracts.

4.1.3 Audience and traffic

The audience in international airports is particularly sought after by advertisers, because it typically includes a high percentage of business travellers, who are difficult to reach through traditional media. Such travellers spend a considerable amount of time waiting for flights and luggage and thus constitute a captive, targeted audience relatively open to receiving an advertiser's message. Airport advertising represents one of the best ways for advertisers to reach this affluent audience that generally has little free time.
According to the most recent report of the IATA *(International Air Travel Association)* of forecasts for world passenger traffic, 2004 showed the strongest growth since 1991 in international traffic (+15% compared to 2003). Although this performance must obviously be viewed in light of the situation following the attacks of September 11, 2001, the SARS epidemic in Asia, and the war in Iraq, it still represents double-digit growth fuelled by strong economic growth, especially in Asia.
For the next four years (2005-2008), IATA forecasts annual growth in air traffic of 6% on average. This growth should be sustained by good economic prospects worldwide and the continuing deregulation of air space, which should make air travel more accessible for all (lower prices).
In the United Kingdom, the number of airline passengers reached 140 million for the first time in 2004, growth of 7% compared to 2003.

4.1.4 Sales and marketing

We sell advertising packages for individual airports as well as packages that allow international advertisers to display their advertisements in multiple airports around the world. Accordingly, we believe that our presence in 155 airports around the world is a major asset both with respect to international advertisers, for which we can design national and international campaigns, and with respect to the airport authorities that benefit from our ability to generate greater sales and value per face as a result of marketing advertising displays nationally or globally.

Our global dimension in the area of airport advertising played a major role in the decision of the Frankfurt, Stockholm, Rome, and Shanghai airports, which previously had in-house agencies, to work with us in managing their advertising over a long period to maximise their advertising revenues per passenger.

We design and position our airport advertising structures to blend in with the overall design of airport terminals and to provide our advertisers with the best possible exposure and impact upon their target audience.

Our products include a wide range of advertising structures of various formats, as well as presentation stands and advertising faces mounted on trolleys. These panels are placed where passengers tend to congregate, such as at check-in areas, passenger lounges, gate areas, passenger corridors, and baggage carousel areas, offering advertisers the opportunity to interact with their target audience close to points of sale and to the commercial areas of the airport. We also build custom-made advertising structures for our advertisers, such as oversized models of their products, which have a maximum impact on incoming and outgoing road traffic.

Aéo®, first televisual medium for the airport-passenger relationship

In 2003, JCDecaux Airport inaugurated "Aéo®", the first 100% digital soundless televisual medium dedicated to the airport-passenger relationship, tested in terminal 2E of Paris-Charles de Gaulle. In 2004, we installed more than 100 screens in the terminals at Orly Ouest Airport and Paris-Charles de Gaulle terminal 2F. With an editorial line focused on sports and leisure, Aéo® broadcasts information in real time to passengers, including information about European or world news or information about the airport, as well as advertising. In the coming years, JCDecaux Airport will expand the Aéo® channel to all Paris airports to create a network of more than 300 screens. This medium, on the cutting edge of innovation, now enables us to position ourselves not just as a simple provider of advertising in airports, but also as an actual provider of services to air passengers.

Targeting and measuring of the audience for airport media

A pioneer in audience measurement, we were the first outdoor advertising group to develop a system of audience measurement specifically designed for airports (RADAR), which makes it possible to inventory advertising faces, establish their proximity to points of sale and determine the socio-demographic characteristics of the people that are likely to see the advertising faces. With this tool, we can offer advertisers advertising networks that target a specific audience, such as passengers travelling first class, passengers taking domestic flights or passengers taking long-haul international flights.

In the last two years, a major innovation was introduced in airport media in France through the development of a study of audience measurement able to provide to advertisers data on media performance by face or by network. "*Media Aéroport Performances*" (MAP) is a survey that now makes it possible to precisely quantify the various airport audience profiles and measure the performance of advertising through a specially-adapted media planning software package.

JCDecaux creates an airport event

To take advantage of the increase in waiting time resulting from heightened security (more than an hour on average), JCDecaux Airport has also developed several relational marketing actions. These actions are intended to present and test products or services, or to inform passengers, by taking advantage of the unique opportunity offered by airports for this particular kind of contact. These targeted advertising campaigns enhance the airport environment.

In France in 2004, JCDecaux Airport undertook two relational marketing efforts that were particularly representative of this trend towards new forms of advertising. One involved Chanel, which launched a major campaign in the airports of Paris in December to promote its new perfume, N°5. For this event, two perfume boutiques were specially "dressed" in N°5 colours, and a podium of 30 m² (the largest ever built in a French airport) was installed. This podium enabled passengers to buy Chanel products and was equipped with a make-up salon. The second campaign involved Hitachi, which installed new plasma screen televisions during the Euro 2004 Soccer Cup. These screens rebroadcast the entire series of soccer matches at Terminal 2F of Paris-Charles de Gaulle airport.

4.2 Metro and other transport advertising

As of December 31, 2004, we had 150 advertising contracts with metro, train, bus, tramways, and high-speed train systems serving airports around the world.

4.2.1 Geographic presence

We have advertising contracts with the metros of Hong Kong, Santiago in Chile, Bilbao, Barcelona, Milan, Rome, Vienna, Prague, and Oslo, and hold advertising contracts for the Eurostar in London and for the Eurotunnel on both sides of the Channel, as well as the express train lines serving Oslo and Heathrow airports. We also hold the advertising contract for the Hong Kong metro for the five urban lines of the Mass Transit Railway (MTR) system and the airport express. With more than 841 million passengers per year, the Hong Kong metro system is one of the largest in the world and provides a solid base to expand our advertising business in Asia.

We also hold several advertising contracts on and in buses, tramways, and trains throughout the world, including those for Melbourne, Vienna, Oslo, Rome, Milan, Barcelona, Prague, and Budapest, and at a national level, in Italy and Sweden.

4.2.2 Metro and other transport advertising contracts

The term of our metro contracts is typically between three and ten years. As of December 31, 2004, the average remaining term (weighted for 2004 revenues) of our metro and other transportation system contracts was four years and four months. As the initial investment and ongoing maintenance expenses required in metro contracts are typically lower than those required in street furniture contracts, we pay the concession grantors a variable fee, in the form of a percentage of our advertising revenues.

4.2.3 Audience and traffic

The people who use metros are comparable to those who view our billboard and street furniture displays. We use the same geomarketing techniques to maximise the impact of our advertising networks on the metro audience, thereby enhancing the effectiveness of our advertisers' commercial offerings.

As indicated above, the effectiveness of audience measurement for transport advertising is gradually improving, as it becomes included in measuring systems that are further developed, as is the case for example in Sweden, Ireland and the United Kingdom. We believe that this trend will become more pronounced as time goes by.

4.2.4 Sales and marketing

In 2004, our transport media experienced great success with advertisers as a result of certain highly original advertising actions. In Asia, HSBC promoted its products in the Hong Kong metro, the Mass Transit Railway. For three months, a giant advertising mural using a floral theme illustrated HSBC products inside the various MTR stations: orchids for debit cards, roses for life insurance, etc.

Finally, through our subsidiary Gewista, we successfully marketed electronic billboards in the Vienna metro. Located above the metro platforms in 34 stations and in certain overhead supports, our "Infoscreen" system screens continuously broadcast information programs, cartoons, weather forecasts, entertainment, and advertising, reaching a daily audience of 3 million people.

OUR ADVERTISERS

1. KEY ADVERTISERS

We are constantly trying to broaden and diversify our client base. Diversification provides opportunities for growth and protection against the volatility of certain types of advertisers' budgets. In 2004, revenues from only six advertisers amounted to more than 1% each of our consolidated advertising revenues. Only our revenues earned with Unilever, which grew compared with 2003, exceeded 2.0%, because of the success of our 2001 pan-European alliance with them. Our ten largest advertisers, accounting for almost 12% of our consolidated revenues, were: Unilever, PSA, France Télécom, LVMH, The Walt Disney Company, Vodafone Group, L'Oréal, Nestlé, Renault-Nissan and Hennes & Mauritz.

Breakdown of advertisers by industry

The following table shows the distribution of our advertising revenues by industry in 2003 and 2004:

Industry	% of total revenues 2004	2003
Leisure/entertainment/film	15.0	14.0
Retail stores	12.0	10.2
Food and beverage	9.4	8.9
Luxury and beauty products	8.0	8.8
Automobile	7.5	8.5
Banking/finance	7.2	7.1
Fashion	7.1	7.3
Services	6.9	5.3
Travel	5.8	5.3
Telecom/technology	5.2	7.0
Wine and spirits	3.4	3.9
Government	2.4	1.8
Beer	2.1	2.2
Tobacco	1.3	1.6
Internet	0.9	1.0
Restaurants and other	5.8	7.1
TOTAL	**100 %**	**100 %**

In 2004, companies in the leisure and film industries continued to represent the biggest client category for us, growing to 15% of our consolidated advertising revenues. In a media market that remained difficult and in which advertisers found it harder to connect with their audiences, outdoor advertising continued to be the "medium of media". Subject to increasing competition, the large television, film, radio and print companies have turned increasingly to outdoor advertising to promote their products. The Walt Disney Company joined our top ten advertisers for the first time, while companies such as Vivendi Universal and Time Warner significantly increased their advertising spending with us.

The retail industry, excluding clothing, which accounted for 12.0% of our consolidated advertising revenues in 2004 compared to 10.2% in 2003, grew significantly (+24%) and remained the second largest industry for us. The steady growth in advertising expenditures by retail industry advertisers was seen in all countries, including France, where the revenues we earned with Carrefour significantly increased again, making it our thirteenth largest client. The advertising investments with us of the Mulliez group (Auchan, Décathlon, Leroy Merlin, etc.) also increased in 2004. The limited deregulation of television advertising on French cable channels for grocery retailers authorised as of January 1, 2004, did not negatively affect our revenues.

The advertising spending of food and beverage companies (Kraft, Cadbury Schweppes, etc.) and household products companies (Unilever, Reckitt Benckiser, etc.) picked up in 2004 and accounted for our third largest group of advertisers. Although the share of our advertising revenues represented by it had decreased in 2003, Danone increased its spending on outdoor advertising in 2004.

Revenues earned from large luxury and beauty products companies (L'Oréal, LVMH, and Clarins) showed various patterns, depending on the country. In France, the implementation of the Sarkozy Law reduced the profit margins for personal care products, which in turn reduced budgets available for advertising. We believe, however, that the effects of the Sarkozy Law will decrease in 2005. Other major markets, such as the United Kingdom and Spain, showed good growth in this sector, while there was less growth in Italy and Germany. Use of the medium by luxury goods companies by contrast grew almost everywhere, but this was not enough to offset the overall sector decline.

New vehicle introductions continued to be sluggish in 2004, and advertising spending by the automobile industry showed a further slight decline. The automobile industry nevertheless remained one of our main groups of advertisers, and projections of increased launch activity in 2005 lead us to believe that spending in this sector is likely to return to higher levels.

Revenue from the financial industry saw growth in 2004 as a result of strong local competition between banking products and the globalisation of the financial industry. In some markets, such as Hong Kong, we saw increased spending from regular clients, while in other countries we benefited from spending by new advertisers, such as Bank of Austria in Austria. In addition, some financial institutions invested in billboard campaigns in foreign markets, as did the Royal Bank of Scotland in Germany and Western Union in Austria.

Despite a slight increase in advertising spending, the percentage of our advertising revenues represented by advertisers in the fashion industry declined slightly in 2004. After a period of sustained growth over recent years, the percentage of our advertising revenues represented by this group appears to be stabilising.

In 2004, the share of advertising revenues earned from services companies grew from 5.3% in 2003 to 6.9% in 2004, as mobile phone operators moved from new mobile handset launches towards efforts aimed at sustaining their brand position and awareness of their networks. As a result, the percentage of our advertising revenues earned from telecom companies decreased during 2004, as advertising expenditures made by mobile phone companies launching new products are included in this category. Also within the services sector, there exists a growing trend in advertising by major utilities encouraging responsible energy consumption.

Advertising spending by the travel industry continued its recovery in 2004, and it remained an important industry for us, accounting for 5.8% of our consolidated advertising revenues.

Although a smaller category, revenue from Government sources grew 40% in 2004 to 2.4% of our consolidated advertising revenues. This was in part due to European and various national elections in 2004, but also to increased use of the medium to promote government initiatives to the public.

In 2004, advertising for beer was largely static, while revenues from wines and spirits showed a decline. Pressure on revenues in this sector may be attributed to international debate on the need to restrict alcohol advertising for health reasons. As a proportion of our advertising revenues, alcohol (including beer) declined from 6.1% in 2003 to 5.5% in 2004. Advertising for tobacco continued to decline and accounted for only 1.3% of our advertising revenues, compared to 1.6% in 2003. This trend can be explained by the fact that an increasing number of European Union countries have adopted local laws prohibiting tobacco advertising, including, but not limited to, the Netherlands and the Czech Republic.

Advertising spending by Internet and Internet-related companies declined slightly and accounted for 0.9% of our consolidated advertising revenues.

Seasonality and cyclicality

Advertising spending is highly dependent on the general condition of the economy. Frequently in periods of lower economic activity, companies cut their advertising budgets more severely than they reduce spending in other areas. Consequently, our advertising activity is dependent on the business cycle. The location of street furniture in city centres makes them particularly attractive for advertisers, which limits their susceptibility to economic swings. This phenomenon allowed us to maintain growth in Street Furniture revenues during the recessions that occurred in France in 1994, 1995, 1996, 2001, and 2002.

Street Furniture is also characterised by long reservation periods for advertising campaigns, from three to four months on average, but up to one year at times, which moderates the effect of business cycle variations.

Traditionally, and especially in France, our business slows down in July and August and during January and February. To offset these slowdowns, we grant discounts off our advertising prices during July and August.

2. CHARACTERISTICS OF ADVERTISING CONTRACTS

Advertising contracts are generally entered into by advertising agencies hired by advertisers, but may also be entered into directly with advertisers themselves.

We sell advertising space on structures where the faces are grouped into networks. Advertising campaigns normally last from 7 to 28 days (short term), or over a period of 6 months to 3 years (long term).

Most often, contracts relate to one advertising campaign and specify the number of panels and week(s) reserved, the unit prices, the overall budget, and the applicable taxes. The posters are supplied by the advertisers. Each week we prepare the posters ourselves prior to distributing them to regional or local agencies for posting across the network.
Once the campaign is launched, we check that the actual advertisements posted correspond to the terms of the contract. Billing for the campaign is calculated on the basis of actual advertisements posted.

3. JCDECAUX ONE STOP SHOP: SERVICING OUR INTERNATIONAL ADVERTISERS

In 2000, we created our subsidiary, JCDecaux One Stop Shop, the purpose of which is to simplify the process of purchasing international campaigns for advertisers that conceive their media strategy on a European scale. Located in London, JCDecaux One Stop Shop is also responsible for developing and managing alliances with international advertisers in the 45 countries where we do business. Since its creation, JCDecaux One Stop Shop has successfully completed several pan-European campaigns for clients like Levi's, Gap, Ford, Tommy Hilfiger, the Greek National Tourist Office and Fox Films.

Campaigns managed by JCDecaux One Stop Shop are innovative, since they take advantage of all creative and international aspects of a poster, the language of which is universal.

In 2002, JCDecaux One Stop Shop entered into a pan-European business alliance with Unilever, our leading worldwide advertiser. As a result of this agreement, we became the preferred partner for Unilever brands in the 24 European countries covered under the partnership agreement. This agreement looks likely to deliver revenues in excess of €100 million, more than original estimates, over five years. In 2003, we also entered into a pan-European outdoor advertising alliance with Masterfoods. Lasting for 4 years, this partnership covers Masterfoods' three main businesses - food, sweets, and pet food - the campaigns for which will be posted on our networks in 16 European countries.

These international alliances enable us to strengthen the attractiveness of outdoor advertising for our major clients.

SUSTAINABLE DEVELOPMENT

Improve the quality of life, beautify cities, control water and energy use, reduce visual pollution, recycle and reuse waste products, but also implement dynamic management of human resources based on dialogue and teamwork: for many years, we have tried to act as a responsible corporate citizen and have taken concrete steps on the ground, from the design of our street furniture products to our relationship with employees, clients, and suppliers, to act according to this principle.

In addition to environmental protection, we are involved in good citizenship activities the purposes of which, among others, are to:

- develop a sense of loyalty to the ethical values we all share;
- offer more services to citizens;
- act to promote safety in cities and towns;
- facilitate accessibility by the handicapped to urban infrastructures, with structures and services that are specially designed and adapted;
- support operations designed to show solidarity.

1. HUMAN RESOURCES

Present in 45 countries, our employees, who share the Company's core values for professionalism, know-how, transparency and integrity, are at the heart of our growth strategy. Our human resources department works hard to create working conditions in which our employees can thrive and fulfil their potential.

Changes in the number of employees

As of December 31, 2004, we employed 6,933 people, virtually unchanged from 2003 (6,915 people). In Europe, we continued a policy of containing headcount while adapting our organisation to the needs of the market and increasing productivity. Headcount in the Asia-Pacific and Americas regions, however, increased in order to meet the needs of new contracts (especially Chicago in the United States, Seoul and Bangkok in the Asia-Pacific region). In addition, in 2004 we strengthened our sales and marketing teams to protect our leadership position in the market (+66 employees).

With nearly 3,100 employees (representing 40% of our operating headcount), France represented 45% of our total headcount at the end of fiscal year 2004. More than 1,800 people, or 60% of our French staff, are based in the Paris region (*Ile-de-France*) and work in our offices at Plaisir and Neuilly-sur-Seine, in our poster preparation and assembly warehouses in Plaisir and Maurepas, or in our five Paris sales offices. Our other employees are spread evenly over 14 regions in France.

Recruitment strategy

We give priority to promoting from within to encourage growth in our existing talent. Our "Job Market", available on our Intranet site and accessible to all employees, facilitates access to information about opportunities. In France in 2004, for example, 120 employees, or 4% of the total workforce, were able to change jobs internally.

In addition, we give priority to permanent hires, rather than using part-time temporary workers or subcontractors. This strategy is directly linked to our quality standards, where priority is given to the transmission of knowledge over time.

Organisation of work time

In France, the organisation of work time in our various companies is based on a French agreement called the Organisation and Reduction of Work Time Agreement (*Accord d'Aménagement et Réduction du Temps de Travail*), which was initially signed in 1998 and became effective in 2002. This agreement provides for effective work time for all our itinerant staff of 35 hours per week, with other employees receiving days off (*journées de Réduction du Temps de Travail*). For part-time employees, the organisation of work time is defined on a case-by-case basis by our Department of Human Resources. Overtime remains the exception.

Outside France, each subsidiary is responsible for organising work time on the basis of applicable local law.

Working conditions

Continuous improvement in employee safety and working conditions is a key objective. In 2004, we reinforced our efforts in the area of safety training, by providing more than 10,000 hours of training to nearly 1,500 participants. Our strategy to improve safety and working conditions is led by the technical departments of each subsidiary on the basis of locally applicable law and regulations. In France, for example, at the initiative of the Operating Department, improvement of working conditions was strengthened in 2004. This project will continue in 2005. In addition, in 2004, our Portuguese subsidiary obtained the OHSAS 18001 certification for its occupational safety and health management system covering all its operations.

Compensation strategy and social insurance contributions

In 2004, we granted salary increases in France of approximately 2.7%. This growth included both general and individual increases. Special attention was paid to young managers.

Employee compensation is based on objective criteria, such as job profile, qualification and experience. For managers, we follow a generalised policy of tailoring compensation to individual performance based on objectives. In addition, "performance quality" bonuses are awarded for itinerant staff in order to encourage and reward individual effort.

We are in compliance with all legal obligations with respect to contributions to social security related to compensation.

Balanced employee relation

We pay significant attention to the views of our employees, which are expressed in an organised and centralised institutional framework. We attempt to reach formal agreements that are fair to the parties involved in all circumstances. We benefit from the presence of the five major French unions (CFDT, CGT, CFTC, FO, CGC). Employee relations are conducted through the Local Employee Committees, the Central Workers' Council, and the joint labour/management committees that are dedicated to the employer/employee relationship and cover issues such as employee safety, mutual supplemental health insurance, disability insurance, savings plans and training.

In 2004, four new agreements were signed in France with our unions: these agreements related to annual salary negotiations at Avenir, the organisation of the 35-hour work week at two industrial locations in the Paris area, and our 2004/2006 profit-sharing plan, which is indexed to our earnings.

Employee profit sharing

The principles governing sharing of profits with employees depend on each subsidiary. Employees of JCDecaux SA in France are eligible for a profit sharing plan. The aggregate of all amounts paid in respect of profit sharing during the fiscal year ended December 31, 2004, was €6.1 million. The total amount of profit sharing paid in France during the last three fiscal years is as follows:

In thousand euros	2004	2003	2002
Profit sharing	6,097	5,758	5,637
Participation	47	33	39
Contribution	(1)	66	49
TOTAL	**6,144**	**5,857**	**5,725**

(1) Not available.

Continuing education

For many years, employee training and continuing education in outdoor advertising has been one of our key focus areas. In 2004, we strengthened our ambitious program of continuing education by creating the JCDecaux Media Academy. A course of study dedicated to media expertise, outdoor advertising and sales, this targeted continuing education program is available to all sales forces, and, in 3 or 4 years, makes it possible to reach a high level of proficiency in the skills needed for success in our business.

Our training centre, located in Plaisir, near Paris, offers a wide range of courses covering all aspects of our business. In 2004, nearly 3,000 trainees from all over France and our international subsidiaries received 33,000 hours of continuing education, a total educational investment of €1.83 million.

Attracting young talent

To develop a group of high-potential young managers, we work closely with universities and institutions of higher education. In 2004, 135 interns from various backgrounds interned at JCDecaux for periods ranging from a few weeks to one year. These training programs are an excellent way to identify future potential and a unique source for recruiting young talent.

Employment of people with a disability

We comply with all laws regarding employment of people with disabilities. In France, in 2004, we renewed service agreements with a protected workshop that employs people with disabilities and conducted an audit of their employment in the Company. This audit will help us to develop solutions in 2005 to support employment of people with disabilities.

Breakdown of employees by expertise

As of December 31	**2004**	2003	2002
Technical	4,351	4,380	4,539
Sales and marketing	1,122	1,057	1,033
Administration and management	949	965	963
Contractual relations	420	406	420
Research and development	91	107	124
TOTAL	**6,933**	**6,915**	**7,079**
France	3,136	3,194	3,340
Rest of World	3,797	3,721	3,739


Contractual relations 6%
Research and development 2%
Administration and management 13%
Sales and marketing 16%
Technical 63%

Breakdown of employees by region

As of December 31	**2004**	**2003**	**2002**
France	3,136	3,194	3,340
United Kingdom	637	639	679
Rest of Europe	2,521	2,507	2,518
Americas	247	218	198
Asia-Pacific	392	357	344
TOTAL	**6,933**	**6,915**	**7,079**


Asia-Pacific 5.6%
Americas 3.5%
United Kingdom 9.3%
Rest of Europe 36.4%
France 45.2%

Breakdown of employees by category (France)

As of December 31	2004	2003	2002
Senior executives	6 (1)	5	5
Managers	538	530	523
Skilled employees	966	870	865
Employees	1,626	1,789	1,947
TOTAL	**3,136**	**3,194**	**3,340**

(1) The change in the number of senior executives results from a change in accounting method due to implementation of Amendment 15 of the new Collective Labour Agreement for the advertising industry.


Managers 17.1%
Senior executives 0.3%
Skilled employees 30.8%
Employees 51.8%

Our Code of Ethics: priority to integrity

Following our acquisition of Avenir in 2001 and in order to instil a set of common values among employees of the two entities, we adopted a set of rules of good business conduct in the form of a Code of Ethics applicable to all employees.

The Code of Ethics was revised in 2004 and adopted in early 2005. It is now organised around two series of rules:

- Founding Ethical Rules set forth the principles to which our employees should adhere in their dealings with governmental authorities, shareholders, and the financial markets; a newly created Ethics Committee will have the task of ensuring compliance with these rules, which include a prohibition against any form of corruption, active or passive, that are essential to our existence and ensure our success as a company;
- a Code of Business Behaviour regarding relations with suppliers, clients and employees within our Company. It contains rules that must be applied in each of our companies, in accordance with applicable local law and regulations. Compliance with them is the responsibility of the Group's general managers, both in France and elsewhere.

In France, this Code has already been distributed, following the creation of an Advertising Ethics Committee whose purpose is to ensure the compliance of certain forms of visual advertising (alcohol, violence, indirect pornography, etc.) with applicable law and regulations, morality, and our image.

In addition, a Code of Ethics for Suppliers will be distributed in 2005 to our major suppliers in France. It will contain the principles that we apply in our relations with our suppliers.

2. RELATIONS WITH CLIENTS AND SUPPLIERS

Constant adaptation to client needs

Our success is based on the recognised quality of our products and services, as well as our ability to understand and anticipate our clients' needs, whether they involve cities, towns, transport companies or advertisers. Our keen sensitivity to quality is supported by the ISO 9001 certification of certain subsidiaries, especially in France, Spain, Portugal and Ireland. Sensitivity to our clients' needs is reinforced by annual satisfaction surveys conducted by each subsidiary.

A central purchasing facility for the Group

Our Industrial Department, located in Plaisir (Yvelines, France), has become a central purchasing facility for the Group. Certified ISO 9001 for 5 years, it is responsible for designing furniture, purchasing parts and subassemblies and assembling them for delivery to our subsidiaries. Most of our furniture is assembled by subcontractors. More complex products, however, like self-cleaning public toilets and Morris columns, are assembled in-house. Our Industrial Department also handles procurement, on behalf of our subsidiaries, of spare parts and other items required for maintenance.

Production of furniture and structures is conducted by a large number of suppliers. The Industrial Department essentially works with small and medium sized French suppliers. In 2004, 80% of the Industrial Department's purchases were made from approximately 70 suppliers, representing 8% of the total range of suppliers. In 2004, no supplier accounted for more than 12% of our annual manufacturing expenses. These suppliers are selected on the basis of their ability to respond to our price, quality, and ethical requirements. We periodically audit our principal suppliers, which enables us to turn them into real partners motivated by a spirit of progress.

These principles for selecting and working with suppliers are also applied by all of our subsidiaries, who ensure, prior to choosing a supplier, that it adheres to our principles of ethics and applicable law and regulations, especially in the area of working conditions and environmental protection.

3. RELATIONS WITH THE COMMUNITY

Creating a safer urban environment for the greatest number

As a responsible corporate citizen, we design and develop solutions that are intended to make cities safer and more pleasant places to live in for all citizens. Since our creation, working closely with municipal authorities, we have offered innovative street furniture that improves the quality of urban life in the areas of transport, communication, public relations, safety, security and universal accessibility.

In 2004, the JCDecaux Design Office developed a new generation of public toilets, designed to integrate harmoniously into the urban landscape. This new generation of toilets includes the latest technologies making them universally accessible. The first units of these toilets were installed in 2004 in Calais.

JCDecaux, a supporter of major causes
Since our formation, we have been actively involved in many humanitarian and charitable activities to support major causes such as the fight against disease, protection of the environment, protection of the disadvantaged, and even road safety. Every day, we and our employees help to contribute to the welfare of the greater community. In 2004, we put up free of charge approximately 30,000 posters on our networks in support of various causes.

Among the various organisations seeking to fight disease to which we provided displays free of charge in 2004 were the campaigns run by the group "*A Chacun son Everest*" ("To Each His Everest"), a breast cancer public awareness campaign sponsored by Estee Lauder Group, and the "*Open du Coeur*" games for disadvantaged, ill, or disabled children. In addition, we have participated for more than ten years in community initiatives to fight HIV/AIDS, together with the "*Solidarité Sida*" and "*Aides*" associations.

We also actively support protection of the environment. In 2004, we renewed our support to the Nicolat Hulot Foundation and, for the sixth consecutive year, our support to the "vacances propres" association, which works to raise vacationers' awareness of the need to preserve and protect the environment throughout the French countryside.

Community values that involve all of our employees
In 2004, we and our employees worked for the third year in a row with the *Association Française contre les Myopathies* (AFM) and its *Téléthon*. For an entire week, more than 400 employees volunteered their time and experience to help fight this disease. Our involvement also took the form of the contribution of 100 vehicles (cranes, gondolas, trucks, etc.) to support the telethon's logistics. The various efforts undertaken by our Group helped raise more than €60,000 for the *Téléthon*.

4. ENVIRONMENTAL POLICY

As a major player in urban beautification, we actively participate in protecting the urban environment. We have developed a complete environmental protection program, which includes designing equipment to collect waste, recycling worn-down furniture, and reducing energy, water, and raw material consumption, both upstream and downstream in the production chain.

An internal environmental audit confirmed that our business operations were not heavy polluters, but indicated that the level of control of environmental risks could be further improved. As a result, we have created an Environment Task Force, whose objective is to develop and implement environmental action programs to reduce the level of potential environmental risk and further improve our environmental performance. Our goal is to meet the highest international standards in the area of environmental protection. For example, our Spanish subsidiary was awarded the ISO 14001 certification for all of its activities in August 2004, which could be granted to other subsidiaries in the future.

Issues	Objectives	Actions
Improve the quality of urban life	Improve the urban environment	◦ Reduce our display inventory through use of scrolling panels. ◦ Create multifunctional structures: bus shelters including glass bins, Morris columns with telephone booths, etc.
	Assist in waste collection	◦ Create collection bins for certain types of waste, such as batteries, glass, paper.
	Contribute to changing people's habits	◦ Free posting of information campaigns supporting environmental protection. ◦ Make bicycles available to facilitate movements around town.
Reduce consumption of water, energy and raw materials	Reduce water consumption	◦ Systematic recycling of water used for cleaning automatic toilets.
	Reduce energy consumption	◦ Systematic use of low-energy equipment to reduce energy consumption related to illuminating structures (energy gain of approximately 25%). ◦ Use of high intensity fluorescent tubes (Type T5) on certain structures, generating energy savings of 20 to 40%. ◦ Generalise use of self-extinguishing lighting systems in common areas of our buildings. ◦ Introduction of a program to reduce fuel consumption of vehicles.

Issues	Objectives	Actions
Reduce consumption of water energy and raw materials	Use renewable energy sources	◦ Use of solar panels for lighting of certain urban structures.
	Protect biodiversity	◦ Monitor origin of materials to be sure they do not involve use of protected plant species.
Control pollution related to our operations	Control industrial waste	◦ Recycle structures at the end of their useful lives. ◦ Maximise shipping conditions of products and spare parts by use of reusable metal racks for storage and transport. ◦ Use of "long lasting" fluorescent tubes to reduce the frequency of changing such tubes. ◦ Development of a new method of cleaning with demineralised water to eliminate use of detergents.
	Sort and recycle waste	◦ Selective sorting of industrial waste and treatment by licensees. ◦ Recycle advertising posters at the end of their useful lives. ◦ Recycle computers at the end of their useful lives.

The bicycle: an ecological response to urban transportation

After installing the first generation of an automated system of bicycle rental in Vienna (Austria), Cordoba and Gijon (Spain) in 2003, in October 2004 we won a Street Furniture contract with Greater Lyon that provides, among other things, for making available between 2,000 and 4,000 bicycles for inhabitants and tourists of the Greater Lyon area to encourage people to use more "environmentally friendly" ways to get around. The first bicycles will be installed in spring 2005. With this agreement, we will be the leading supplier of free bicycle services in the world.

Solar energy: more than 1,000 bus shelters to be installed in the United Kingdom by the end of 2005

We also use our ability to innovate to benefit the environment. Working with Solarcentury, an English company that specializes in research into solar energy, we developed a non-advertising bus shelter, but with solar panels that can remain illuminated at night without using electrical energy. The first solar bus shelters were installed in the fall of 2003 in Plymouth, in the United Kingdom. Since then, new contracts have been signed with Stoke-on-Trent, Watford, Nottingham, and Leicester that will increase to 1,000 the total number of solar-powered bus shelters installed in the United Kingdom by the end of 2005.

This solar-powered bus shelter system has also been installed on a trial basis in France, Australia, and the United States.

Continuing research to reduce electricity consumption by our structures

After systematic installation of low-energy equipment to reduce energy consumption for illuminating our structures, which produced energy savings of approximately 25%, our research facilities in 2004 developed a new lighting system for certain structures using high yield fluorescent tubes, making it possible to yield additional energy savings of 20 to 40%. This new generation of fluorescent tubes will be used from now on with all our large format billboard advertising and Morris columns that will be supplied by our Industrial Department.

An action program to reduce fuel consumption by vehicles

After a pilot program successfully conducted by our Spanish subsidiary, we introduced in France in 2004 an action program to reduce fuel consumption by our 2,000 vehicles. This program consists, among other things, of changing the behaviour of drivers by installing driving guidelines and providing training that includes a practical phase and a theoretical phase. This program will be put into effect in all French offices during 2005.

Systematic selective sorting of waste

We give particular attention, at all stages, to controlling waste generated by our operations. A selective sorting of waste is undertaken at each production and operating facility by use of waste collection equipment specifically dedicated to recovering posters, fluorescent tubes, waste packaging materials, iron, aluminium, gravel and other ordinary waste. All waste thus recovered is taken to licensed treatment centres for treatment. In 2004, we spent more than a million euros on solid waste disposal.

Provisions, bonds and indemnities for environmental risks

Our facilities are not required to be bonded or subject to special financial undertakings to ensure surveillance of sites and emergency measures that might be required because of pollution risks. No court judgements or orders were issued or outstanding against the Company for environmental damage in 2004.

RESEARCH AND DEVELOPMENT

Our success has been due to our strong commitment to research and development since our inception, resulting in a unique capacity for innovation in the market for outdoor advertising and the development of numerous new products to help build the city of tomorrow.

We work with internationally known architects and designers such as Philippe Starck, Sir Norman Foster, Robert A.M. Stern, Mario Bellini, Martin Szekely, Jean-Michel Wilmotte, etc., to create innovative, high quality street furniture. Our agreements with these architects provide for the design of street furniture, transfer of the copyright to us, and include exclusivity clauses prohibiting them from creating street furniture for third parties.

Aesthetics and functionality are at the heart of our approach to Street Furniture. We use integrated services, including a design studio and a graphic arts department, which we rely on for the development of new products. As required by applicable standards, we try to maximise the functions of the advertising structures we develop in order to minimise street clutter and increase services to the public.

We are highly committed to respecting the environment and culture of the cities where we provide services. In each country, we use local architects to design customized street furniture that fits in harmoniously with local architecture and which respects the characteristics and the culture of each city. It was for that reason that we won two major bid tenders in 2004: the bid for Greater Lyon, with street furniture designed by the Lyon architect Jean-Yves Arrivetz, and the bid for Yokohama in Japan, with street furniture designed by the Japanese architect GK Sekkeï.

In 2004, we pursued our research and development efforts in the area of universal accessibility, which seeks to make cities more accessible and user-friendly for handicapped persons through specially adapted products. For example, we developed a new public toilet accessible to all to complete our existing line, which should rapidly gain a significant share of the market given its features and attractive price.

We accelerated the installation phase in airports of our new product Aéo®, the first 100% digital soundless televisual medium that is completely dedicated to the passenger-airport relationship. More than one hundred of these new structures are now in place at the airports of Roissy and Orly, and we plan to expand the new Aéo® channel even further to create a network of 250 screens. This innovative product played an essential part in our ability to renew our agreement with the Paris Airport Authority.

After installing the first generation of an automated system of bicycle rental in Vienna (Austria), Cordoba and Gijon (Spain), we developed a technologically innovative second-generation system (solidity and safety of the bicycles, rental and payment system), offering numerous additional support services to users, towns, and operators. This system played a key part in our ability to renew the street furniture contract with Greater Lyon: more than 2,000 bicycles are to be made available to the people of Lyon before the end of 2005. Other major cities have shown significant interest in this new service.

Keeping the need for sustainable development in mind has also been one of our constant objectives. Thus, the largest solar-powered airbus network was installed in the United Kingdom, with over 500 shelters already installed.

To adapt to difficult market conditions, we pursue an ambitious development strategy that combines diversity of design, maximum standardisation of components, and rationalisation of production costs. Our new line of street furniture, Hydra®, has already been chosen by more than 20 cities in the world.

With an integrated Design Studio and Graphic Arts Department, we have all the assets and the weight needed to respond quickly to any bid tenders and to design innovative structures perfectly adapted to our clients' needs and requirements.

During the last three years, we have spent significant amounts on research and development (€7.7 million in 2004, €8.3 million in 2003, and €9.8 million in 2002), while making every effort to maximise our product line and research efforts each year.

The €7.7 million we spent on research and development in 2004 was mainly distributed in France (€7.3 million), in connection almost entirely with our Street Furniture segment (€7.6 million). Our investment strategy, as well as our principal present and future investments, are described on page 48 of this document.

FINANCIAL STATEMENTS

MANAGEMENT DISCUSSION AND ANALYSIS OF GROUP CONSOLIDATED FINANCIAL STATEMENTS

I. DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

The following discussion of our financial position and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes thereto, as well as the other financial information included elsewhere in this document. All of our financial statements have been prepared in accordance with generally accepted accounting principles in France.

Introduction

Our revenues are principally derived from the sale of advertising space on outdoor displays in the following business segments: Street Furniture, Billboard, and Transport advertising.
We also have a small business of selling, leasing and maintaining street furniture, the relative share of which is declining.
From 1964, when we were created, to 1999, expansion resulted mainly from organic growth, and Street Furniture was our principal business. In 1999, we acquired Havas Média Communication Publicité Extérieure (also known as Avenir) from Havas, and expanded our outdoor advertising business into Billboard and Transport advertising. Since 2001, we have continued to grow organically and externally, successfully completing acquisitions and entering into partnership agreements in several European countries.

Summary of operations for the period 2002-2004

Revenues from our Street Furniture business grew by 5.7% in 2004, after declining 0.4% in 2003 and growing 5.3% in 2002. Excluding acquisitions and foreign exchange impact, our revenues grew by 5.3% in 2004, following growth of 1.4% in 2003 and 5.3% in 2002. Our Street Furniture EBITDA [1] continued to show strong growth, reaching 43.5% of Street Furniture revenues in 2004, compared to 41.6% in 2003 and 40.5% in 2002. Street furniture operating income amounted to 26.0% of Street Furniture revenues in 2004, compared to 24.3% in 2003 and 22.5% in 2002.

Billboard revenues grew by 1.4% in 2004, after having declined by 3.4% in 2003, and having increased by 7.6% in 2002. Excluding acquisitions and foreign exchange impact, our revenues grew by 4.4% in 2004, after having declined by 0.1% in 2003, and having grown by 2.8% in 2002. Billboard EBITDA [1] reached 13.8% of Billboard revenues in 2004, compared to 12.7% in 2003 and 12.5% in 2002. Billboard operating income amounted to 6.5% of Billboard revenues in 2004, compared to 4.8% in 2003 and 5.2% in 2002.

Transport revenues grew by 12.0% in 2004, after having declined by 5.3% in 2003 and by 11.6% in 2002. Excluding acquisitions and foreign exchange impact, our revenues grew by 11.5% in 2004, after growth of 3.2% in 2003, and a decline of 13.0% in 2002. Transport EBITDA [1] reached 6.5% of Transport revenues in 2004, compared to 5.0% in 2003 and 3.3% in 2002. The result was positive operating income of 4.4% of revenues for this business in 2004, compared to 2.3% in 2003. In 2002, an operating loss of 0.3% of revenues was recorded for this business.

The following table shows our revenues, EBITDA, EBITDA margin, operating income and operating income margin for each of our three business segments from 2002-2004:

(1) Earnings before Interests, Taxes, Depreciation and Amortisation.

Fiscal year ended December 31 *In million euros, except for percentages*	2004	2003	2002
STREET FURNITURE			
Revenues			
- Advertising	794.1	739.4	724.7
- Sale, rental, and maintenance	90.9	97.6	115.6
Total	**885.0**	**837.0**	**840.3**
EBITDA	384.8	348.5	340.3
EBITDA/revenues	43.5%	41.6%	40.5%
Operating income	230.0	203.3	189.2
Operating income/revenues	26.0%	24.3%	22.5%
BILLBOARD			
Revenues	433.6	427.6	442.6
EBITDA	59.9	54.4	55.4
EBITDA/revenues	13.8%	12.7%	12.5%
Operating income	28.0	20.4	22.9
Operating income/revenues	6.5%	4.8%	5.2%
TRANSPORT			
Revenues	312.8	279.2	294.8
EBITDA	20.5	14.0	9.6
EBITDA/revenues	6.5%	5.0%	3.3%
Operating income	13.6	6.4	(1.0)
Operating income/revenues	4.4%	2.3%	(0.3)%
TOTAL			
Revenues	**1,631.4**	**1,543.8**	**1,577.7**
EBITDA	**465.2**	**416.9**	**405.3**
EBITDA/revenues	**28.5%**	**27.0%**	**25.7%**
Operating income	**271.6**	**230.1**	**211.2**
Operating income/revenues	**16.7%**	**14.9%**	**13.4%**

Where our companies are active in more than one business segment, they are grouped according to their dominant business segment. Where minority operations are significant, revenues, EBITDA, and operating income of the companies involved are allocated to the various business segments involved. Further development in the range of operations of these companies can consequently cause us to adjust the allocations of income to each of our business segments.

1. REVENUES

1.1 Definitions

The amount of advertising revenues generated by our advertising networks generally depends on three principal factors:

• Networks

We sell advertising networks that include advertising faces located on street furniture and other outlets and charge advertisers depending on the size and quality of our outdoor advertising networks. Although an increase in the number of faces resulting either from the installation of new advertising displays through new concessions wins or from the installation of scrolling panels, or, conversely, a reduction in the number of faces resulting from the loss of one or more concessions, both have an impact on the pricing of our networks, there is no direct correlation between the number of advertising faces in a network and revenue growth, because of the specific characteristics of each network.

◦ Prices

We aim to charge prices that reflect the superior quality of our advertising displays, which generally are located in city centres and at the best locations, and are grouped in network packages that enable advertisers to maximise the emergence of their advertising campaigns. Prices charged depend largely on the quality of our displays, their locations, the size of the network and the general state of the advertising sector and the economy.

◦ Occupancy rate

Occupancy rate is a business concept that can be defined as the ratio of actual revenues realised by a network compared to the potential revenues of such network.

1.1.1 Organic and external growth

Our organic growth reflects growth in revenues excluding acquisitions, investments and sales of assets, and the impact of foreign exchange, and includes revenues from new concessions. External growth reflects revenues generated by acquired companies and by companies recently included within the scope of consolidation (including partnering arrangements) and decreased by the negative impact on revenues from sales of assets.

1.1.2 Advertising revenues

We report our revenues from advertising on a net basis, after deducting discounts. In our Billboard business, in some countries, commissions are paid to advertising agencies and media buyers that serve as intermediaries between our advertisers and us. These commissions are deducted from revenues. For contracts in which we pay variable fees or share a portion of our revenues with concession grantors, we record as revenues all of the amounts received from advertisers before payment of the share to concession grantors, and we record the fees or revenue-sharing payments as operating expenses.

1.1.3 Non-advertising revenues

In addition to sale of advertising space on Street Furniture, we also generate revenues from the sale, rental and maintenance of Street Furniture, principally in France and the United Kingdom. Revenues from these activities are recorded in our Street Furniture revenues.

1.2 Revenue growth

In 2004, Group revenues totalled €1,631.4 million. The appreciation of the Euro against other major non-European currencies (The United States, Singapore, and Hong Kong) had a negative exchange rate effect of €13.1 million on 2004 revenues. Excluding foreign exchange impact, organic revenue growth was 6.2% in 2004, after growth of 1.3% in 2003 and 0.7% in 2002. This performance reflected strong organic growth in all segments, especially Transport, which grew organically by 11.5%.

1.2.1 Revenues by segment

Street Furniture

Total Street Furniture revenues were €885.0 million in 2004 compared to €837.0 million in 2003, or growth of 5.7% following a decline of 0.4% in 2003. Currency fluctuations had a negative impact of €3.9 million on Street Furniture revenues.
Acquisitions contributed €4.4 million to the growth of Street Furniture revenues, as a result of the acquisition of Alma Quattro in Serbia-Montenegro, which occurred during 2003 but had full effect in 2004, and the increase of our stake in Unicom (Baltic States) in 2004.

In addition, we conducted a reclassification of minority businesses, previously recorded as part of the majority business of the subsidiaries in which they were conducted, in order to reflect the reorganisation of certain subsidiaries or changes in certain agreements. These reclassifications, which had a positive impact of €3.5 million on the Street Furniture segment in 2004, were eliminated in the data for organic revenue growth.

- Advertising revenues

Advertising revenues increased by 7.4% in 2004, following a growth of 2.0% in 2003 and 5.5% in 2002.
Excluding acquisitions and foreign exchange impact, organic growth in Street Furniture advertising revenues amounted to 6.9% in 2004. The Street Furniture business benefited from a strong advertising market in most European countries, which was reflected by strong growth in the United Kingdom and Portugal, where we were able to take advantage of advertising investments relating to the 2004 Euro Cup. In France and Spain, revenue growth in advertising was generally moderate. In Germany and the Netherlands, revenues resumed their growth after a difficult year in 2003. In North America and Asia-Pacific, revenues experienced double-digit growth, supported by strong growth in business from new contracts in Chicago, Vancouver, Seoul, Bangkok, and from shopping centres in Japan.

In 2004, the Street Furniture occupancy rate stabilised at 73% for the entire segment, the same level as in 2003. This rate was 76% in 2002.

- Non-advertising revenues

Revenues from the sale, rental and maintenance of Street Furniture in 2004 were €90.9 million, as compared to €97.6 million in 2003, or a decline of 7.0%, following a significant drop of 15.6% between 2002 and 2003. This trend is consistent with our strategy of concentrating on our core businesses and our decision not to renew certain contracts.

Billboard

Billboard revenues were €433.6 million in 2004, compared to €427.6 million in 2003 and €442.6 million in 2002, or growth of 1.4% in 2004, following a decline of 3.4% in 2003.

Currency fluctuations had a positive impact on revenues of €2.3 million, principally due to the slight appreciation of the pound sterling against the Euro.

Billboard revenues were not affected by acquisitions in 2004. We conducted a reclassification of minority businesses, previously recorded as part of the majority business of the subsidiaries in which they were conducted, in order to reflect the reorganisation of certain subsidiaries or changes in certain agreements. These reclassifications, which had a negative impact of €15.2 million on the Billboard segment in 2004, were eliminated in the data for organic revenue growth.

Excluding acquisitions and foreign exchange impact, revenues grew by 4.4% in 2004, after a slight decline in 2003 (-0.1%). Renewed growth in advertising spend in Europe enabled Portugal, Italy, and most Central European countries to show double-digit organic growth. Billboard operations turned in a solid performance once again in the United Kingdom. In France and Spain, revenues also benefited, to a lesser extent, from a healthier advertising market.

The Billboard business also includes a neon sign advertising business. Revenues from neon sign advertising totalled €12.5 million in 2004, or growth of 5.0% compared to 2003.

Transport

Transport revenues were €312.8 million in 2004, compared to €279.2 million in 2003, or growth of 12.0% in 2004, after declining 5.3% in 2003.

Currency fluctuations had a negative impact on revenues of €11.5 million, mainly because of depreciation of the U.S. and Hong Kong dollars against the Euro.

Because of the full effect in 2004 of the partnering relationship entered into with the Rome airport authority in 2003, changes in our consolidation scope had a positive impact of €1.3 million on Transport revenues.

Furthermore, we conducted a reclassification of minority businesses, previously recorded as part of the majority business of the subsidiaries in which they were conducted, in order to reflect the reorganisation of certain subsidiaries or changes in certain agreements. These reclassifications, which had a positive impact of €11.7 million on the Transport segment in 2004, were eliminated in the data for organic revenue growth.

Excluding acquisitions and foreign exchange impact, Transport revenues grew by 11.5% in 2004, after growing 3.2% in 2003. Following two difficult years, 2004 marked generally renewed growth in this business. Revenues showed double-digit growth in Spain, Portugal, Norway and Germany, as well as in Hong Kong, where we benefited from a rebound in the advertising market. In France, revenues showed a satisfactory level of growth for the year, with very good fourth quarter growth. In the United Kingdom and the United States, growth remained steady, although it benefited from acceleration in the second half.

1.2.2 Revenues by region

Year ended December 31	2004		2003		2002	
In million euros, except for percentages	Revenues	% of total	Revenues	% of total	Revenues	% of total
France	559.9	34.3	555.8	36.0	570.9	36.2
United Kingdom	245.0	15.0	220.3	14.3	231.6	14.7
Rest of Europe	616.3	37.8	574.9	37.2	568.9	36.0
Asia-Pacific	103.0	6.3	86.6	5.6	102.1	6.5
Americas	107.2	6.6	106.2	6.9	104.2	6.6
TOTAL	**1,631.4**	**100.0**	**1,543.8**	**100.0**	**1,577.7**	**100.0**

Total revenues in France were €559.9 million in 2004, an increase of 0.7% compared to 2003, following a decline of 2.7% between 2002 and 2003. Growth of 2.7% in advertising offset the decline in the non-advertising business, resulting mainly from our withdrawal from certain markets that no longer met our profitability criteria.

Revenues for the United Kingdom were €245.0 million, growing 11.2% compared to 2003. The appreciation of the pound sterling against the Euro had a positive exchange impact of €4.7 million for the period. Excluding foreign exchange impact, United Kingdom revenues grew by 9.1%, thanks to a dynamic marketing and commercial strategy in the Street Furniture and Billboard segments.
In the rest of Europe, revenues were €616.3 million, growing 7.2% compared to 2003. All transactions that had an effect on our consolidation scope during 2004 occurred in this geographic area. Excluding acquisitions and foreign exchange impact, revenues in the rest of Europe grew by 6.3%, led by growth in Portugal, which benefited from the impact of the Euro Cup, Denmark, and Norway, as well as growth in most countries in Central Europe. A recovery in Germany and the Netherlands, where we encountered difficulties in 2003, also contributed to growth in this region.

Revenues from the Americas were €107.2 million in 2004, growing 0.9% compared to 2003. Currency fluctuations, principally involving appreciation of the Euro against the U.S. dollar, had a negative impact on revenues of €9.8 million. Excluding foreign exchange impact, revenues from the Americas grew by 10.3%, thanks to strong growth in the United States, especially from the new contract with Chicago, and rapid growth from the contract with Vancouver. The new agreement to sell advertising clocks in Sao Paulo also contributed to strong revenue growth in this region.

Revenues from Asia-Pacific were €103.0 million, an increase of 19.0% compared to 2003. Currency fluctuations had a negative impact of €7.0 million in this region, due mainly to the appreciation of the Euro against the Hong Kong and Singapore dollars. Excluding foreign exchange impact, revenue growth in Asia-Pacific was 27.1% compared to 2003. This strong growth was fuelled by economic growth in most countries in the region. In particular, Hong Kong saw renewed growth, after being hurt by the SARS epidemic in 2003. Recent contracts signed in Thailand, Japan, and Korea grew, a sign that these countries are accepting the concept of street furniture.

Europe accounted for 87.1% of our revenues in 2004, compared to 87.6% in 2003. The share of our revenues from France declined from 36.0% of our revenues in 2003 to 34.3% in 2004, as a result of strong growth in other geographic areas. The share of our revenues from the United Kingdom increased, growing from 14.3% in 2003 to 15.0% in 2004. The rest of Europe accounted for 37.8% of our revenues, compared to 37.2% in 2003.

The share of our revenues from the Americas declined from 6.9% in 2003 to 6.6% in 2004, due primarily to currency fluctuations. Revenue from the Americas accounted for 7.2% of our revenues excluding foreign exchange impact, an increase compared to 2003.

Finally, Asia-Pacific's share grew from 5.6% of consolidated revenues in 2003 to 6.3% in 2004. Excluding acquisitions and foreign exchange impact, it accounted for 6.7% of our total revenues, or growth of more than one percentage point compared to 2003.

1.3 Impact of acquisitions on our revenues

The impact of acquisitions and partnering arrangements on our consolidated revenues was €5.7 million in 2004, of which €4.4 million was in Street Furniture and €1.3 million in Transport.

This impact resulted mainly from the following transactions:
- full effect for 2004 of the partnering arrangement with the Rome airport authority and the acquisition of Alma Quattro, leader in outdoor advertising in Serbia-Montenegro, made in 2003;
- strengthening of our position from 50% to 75% in Unicom, leader in outdoor advertising in the Baltic States.

2. EBITDA

2.1 Definitions

We measure the performance of our businesses on the basis of two indicators, which are:
- operating income margin, derived from EBITDA, i.e., earnings before interests, taxes, depreciation and amortisation;
- operating income.

This structure enables us to monitor the two aspects of our financial model, business from the operation of advertising faces, on the one hand, and business related to our assets, on the other hand.

Our EBITDA is affected by our revenues and by our net operating expenses, before depreciation and amortisation charges. These amounts are reported by type of expense, in accordance with generally accepted accounting principles in France.

Our principal operating expense categories are the following:
- **Purchase of materials, external expenses and other**

This item includes four principal categories of costs:
- the cost of consumable goods used in the operation and maintenance of our advertising networks, which consist mostly of replacement of glass panels, cleaning materials, water, electricity, paint, and fuel for our vehicles;
- the rents and concession fees (including revenue-sharing based amounts) that we pay to landlords and concession grantors;
- the costs that we incur in hiring subcontractors to perform some of our maintenance operations;
- the fees and operating costs, before personnel expenses, of the different services of our Group.

- **Personnel expenses**

This item includes salaries, benefits and social insurance charges that we pay to (or on behalf of) our personnel, including our installation and maintenance personnel, research and development staff, sales force and administrative staff.
It also covers profit sharing and investment plans and related expenses for French employees.

- **Taxes and duties**

This item includes taxes and similar charges other than income taxes. The principal taxes recorded under this item are business tax (*taxe professionnelle*) and real estate taxes.

Structural costs for maintenance of our street furniture equipment are recorded as capital expenses and, therefore, not included in the EBITDA calculation. On the other hand, costs incurred in daily maintenance activities (such as cleaning, for example), or replacing broken glass panes, are accounted for as operating expenses and impact EBITDA.

Approximately 80% of our operating expenses is fixed and does not vary directly with the level of our revenues. When we expand our network, the level of fixed operating costs, such as fixed fees paid to concession grantors, rent and maintenance costs, increases as a result, but the increase is not directly proportional to the level of our advertising revenues. Our principal costs that vary as a function of our advertising revenues are variable rent and concession fees, advertising receipts from certain contracts where a portion of the revenues generated is paid to the concession grantor, and the subcontracting of certain operations relating to the posting of advertising panels. The proportion of variable operating expenses is structurally weaker in our Billboard and Street Furniture businesses than in our Transport business.

In view of the mainly fixed nature of our operating costs, the level of our revenues is the principal factor that determines our EBITDA margins. As a result, by optimising our pricing ("yield management") and introducing innovative marketing techniques, we are able to influence our EBITDA margin significantly. On the other hand, a decline or stagnation in revenues has the effect of reducing our EBITDA margin.

We try to control costs as much as possible by taking advantage of synergies among our various businesses, as well as by maximising the productivity of our technical teams and our purchasing and operating methods. In spite of significant growth in our business and development of new contracts in North America and Asia, our headcount has remained almost stable, rising from 6,915 employees in 2003 to 6,933 employees in 2004, an increase of 0.3%, after declining by 2.3% in 2003 and 3.5% in 2002.

2.2 Changes in EBITDA

In 2004, our EBITDA was €465.2 million and amounted to 28.5% of our revenues, as compared to 27.0% in 2003. EBITDA grew by 11.6% in 2004 compared to EBITDA in 2003 of €416.9 million.

Street Furniture

Street furniture EBITDA, which was €384.8 million in 2004, compared to €348.5 million in 2003 and €340.3 million in 2002, grew by 10.4% in 2004, after growing by 2.4% in 2003.

Our EBITDA margin has grown steadily over the last three years, amounting to 43.5% of Street Furniture revenues in 2004, compared to 41.6% in 2003 and 40.5% in 2002. This high EBITDA margin, compared to our other businesses, is due mainly to the fact that a significant part of the costs generated by our Street Furniture operations consists of depreciation of capital expenditures. Including depreciation and amortisation costs, operating income from our Street Furniture operations amounted to 26.0% of revenues in 2004, compared to 24.3% in 2003 and 22.5% in 2002.

The growth in EBITDA margin resulted mainly from organic revenue growth of 5.3%, as well as strict control of operating costs (expenses for personnel and subcontracting, in particular), together with measured growth of fees paid to towns. The United States and Australia contributed significantly to EBIDTA growth as in 2003, as a result of stronger sales and the stabilisation of structural and development costs. Likewise, our operations in Asia and South America improved their profitability significantly in 2004.

In Europe, healthy revenue growth together with strict cost management enabled us to improve profitability and maintain EBITDA margins for Street Furniture at levels higher than the Group average.

Billboard

Billboard EBITDA, which was €59.9 million in 2004, compared to €54.4 million in 2003 and €55.4 million in 2002, increased by 10.1% in 2004, after declining by 1.8% in 2003. Our EBITDA margin amounted to 13.8% of Billboard revenues in 2004, compared to 12.7% in 2003 and 12.5% in 2002.

Billboard EBITDA growth was a product of organic growth, combined with control of operating costs, and, more especially, of rent for advertising locations. The strongest revenue growth occurred in the United Kingdom, Ireland, Belgium, and Portugal, the last of which benefited from the 2004 Euro Cup.

Transport

Transport EBITDA amounted to €20.5 million in 2004, compared to €14.0 million in 2003 and €9.6 million in 2002. This represented growth of 46.4% in 2004, following on growth of 45.7% in 2003. Our EBITDA margin accounted for 6.5% of Transport revenues in 2004, compared to 5.0% in 2003 and 3.3% in 2002.

EBITDA grew strongly for the second consecutive year, enabling Transport to return to a level of profitability close to the one it had in 2001 (6.9%). This growth in EBITDA essentially resulted from revenue growth. Combined with rigorous cost control, sales also contributed to a significant improvement in the segment's profitability, despite an increase in rent and fees paid to airport authorities and transport companies, partially indexed to revenues.

Almost all of the countries where we do business showed an improvement in EBITDA.

3. OPERATING INCOME

3.1 Definitions

Our operating income reflects our EBITDA, less depreciation and amortisation.

Street Furniture structures are depreciated over periods of 7 to 10 years, depending on their useful life, and other advertising equipment is depreciated over periods from 2 to 10 years.

Charges for depreciation and amortisation amounted to €193.6 million, or 11.9% of our consolidated revenues in 2004, compared to 12.1% of consolidated revenues in 2003 and 12.3% in 2002. Depreciation charges are more significant in our Street Furniture business, which traditionally requires a higher level of capital expenditure than our other businesses. The majority of street furniture contracts require the installation of both high-quality advertising and non-advertising equipment, called "counterparts". On the other hand, Street Furniture contracts generally last longer (8 to 25 years) than those in the Billboard or Transport businesses.

3.2 Changes in operating income

In 2004, operating income was €271.6 million, compared to €230.1 million in 2003 and €211.2 million in 2002. The 18.0% growth in operating income in 2004 compared to 2003 can be explained by the €48.3 million improvement in EBITDA, offset by an increase of €6.8 million in depreciation and amortisation charges. Operating income accounted for 16.7% of revenues in 2004, compared to 14.9% in 2003, and 13.4% in 2002.
In 2004, amortisation charges were €171.6 million, an increase of €1.2 million compared to 2003. This moderate increase resulted from amortisation of new investments made during 2004, offset by the final amortisation of investments from prior years.

Depreciation charges in 2004 amounted to €22.0 million, an increase of €5.6 million compared to 2003.

Street Furniture
Street Furniture operating income, which was €230.0 million in 2004, compared to €203.3 million in 2003 and €189.2 million in 2002, increased by 13.1% in 2004, after having grown by 7.5% in 2003. It accounted for 26.0% of revenues in 2004, compared to 24.3% in 2003 and 22.5% in 2002.

This strong growth resulted from an increase of €36.3 million of EBITDA, which was significantly higher than the €9.6 million increase in depreciation and amortisation charges.

Street Furniture depreciation and amortisation charges amounted to €154.9 million in 2004, or 17.5% of revenues, compared to €145.3 million or 17.4% of revenues in 2003 and €151.1 million or 18.0% in 2002. The growth in this item reflected in part an increase in reserves for depreciation of inventories of spare parts.

Billboard
Billboard operating income, which was €28.0 million in 2004, compared to €20.4 million in 2003 and €22.9 million in 2002, increased by 37.3% in 2004, after a 10.9% decrease in 2003. It amounted to 6.5% of Billboard revenues in 2004, compared to 4.8% in 2003 and 5.2% in 2002.

In 2004, Billboard operating income benefited from €5.5 million growth in EBITDA and a €2.1 million decrease in depreciation and amortisation charges.

Depreciation and amortisation charges amounted to €31.9 million in 2004, or 7.3% of revenues, compared to €34.0 million, or 7.9% of revenues in 2003 and €32.4 million, or 7.3% of revenues in 2002. The reduction in this item was mainly due to the decrease in provisions for operating risks, especially for clients, rents, and advertising taxes.

Transport
Transport produced operating income of €13.6 million in 2004, compared to €6.4 million in 2003, after recording an operating loss of €1.0 million in 2002. Transport operating income accounted for 4.4% of Transport revenues in 2004, compared to 2.3% in 2003.

Operating income, therefore, more than doubled in 2004 as a result of a €6.5 million increase in EBITDA and a €0.7 million reduction in depreciation and amortisation charges.

Depreciation and amortisation charges in Transport are significantly less than in Street Furniture and Billboard. They amounted to €6.8 million in 2004, or 2.2% of revenues, compared to €7.5 million, or 2.7% of revenues in 2003 and €10.5 million, or 3.6% of revenues in 2002. The low level of depreciation and amortisation charges reflects the fact that we invested little in Transport advertising contracts, the lengths of which are shorter than Street Furniture contracts (5 to 10 years), but the fee payments for which are higher.

4. NET FINANCIAL RESULT

In 2004, net financial result was €(25.3) million, an improvement of €6.7 million compared to 2003. It consisted of net interest expense of €(24.7) million(2), foreign exchange translation gains/losses of €0.1 million, and net amounts of reversals of provisions in the amount of €(0.7) million.

The improvement in the net financial result was due to a reduction in the interest expense related to our net debt, itself due to:
- a reduction in our average net debt: it amounted to €576.9 million in 2004, compared to €602.3 million in 2003;
- a reduction in EURIBOR, despite an increase in LIBOR U.S. dollar rates: the cost of our gross debt was 3.5% in 2004, compared to 3.9% in 2003.

(2) Including dividends received on equity stakes.

5. EXTRAORDINARY INCOME/LOSS

In 2004, income from extraordinary items amounted to €0.9 million. It consisted in particular of €2.2 million of capital gains on the sale of land in the United Kingdom, €0.7 million of capital losses on the sale of tangible and intangible fixed assets, and €0.4 million of losses on loans.

6. INCOME TAXES

In 2004, consolidated income taxes were €88.3 million, compared to €75.8 million in 2003 and €70.2 million in 2002.

The effective tax rate before amortisation of goodwill and taking into consideration the Group's share in the earnings of companies consolidated following the equity method was 35.7% in 2004, compared to 38.3% in 2003 and 40.8% in 2002.

The 2004 effective tax rate benefited mainly from a strong contribution to our results from companies that are taxed at relatively low rates, a more significant application of tax loss carry forwards, especially in the United States, and a decline in national tax rates, especially in Portugal.

7. GOODWILL AMORTISATION

Goodwill amortisation was €75.7 million in 2004, compared to €71.8 million in 2003 and €63.7 million in 2002.

The €3.9 million increase in amortisation charges in 2004 was mainly due to the full year impact in 2004 of two transactions that were taken into account for only 6 months and 2 months respectively in 2003: the acquisition by JCDecaux of the shares owned by B&C Holding in Gewista, of which JCDecaux now owns 67%, on the one hand, and the acquisition of our interest in Wall (Germany and the United States), on the other hand.

8. NET INCOME

Our net income Group share was €78.1 million in 2004, compared to €40.9 million in 2003 and €26.0 million in 2002. The significant increase in net income Group share in 2004 can be explained mainly by growth in operating income and net improvement in financial income.

Income attributable to minority interests declined, amounting to €10.7 million in 2004, €14.2 million in 2003 and €17.5 million in 2002. This decline was due mainly to the inclusion over 12 full months in 2004 of transactions that occurred in 2003, including principally: the acquisition by JCDecaux of minority interests owned in Group subsidiaries, especially in Austria and Central Europe, on the one hand, and the acquisition by JCDecaux España SL of an additional 25% stake in JCDecaux & Sign S.A., on the other hand.

Net income before amortisation of goodwill and extraordinary items was €152.9 million in 2004, €113.0 million in 2003, and €92.4 million in 2002.

9. CASH FLOW

We generate substantial cash flow from our operations, which enables us to self-finance our organic growth. In 2004, this operating cash flow also enabled us to finance all of our external growth, consisting of acquisitions and repurchases of minority interests, and allowed us to reduce our net indebtedness. Thus, as of December 31, 2004, our net debt amounted to €457.5 million, compared to €635.8 million as of December 31, 2003.

9.1 Cash flow from operating activities

Our net cash provided by operating activities in 2004 was €360.1 million, compared to €330.5 million in 2003 and €324.5 million in 2002.
Cash provided by operations amounted to €368.1 million. It was generated from operations, in the amount of €465.2 million, corresponding to EBITDA, plus dividends received from affiliates accounted for by the equity method, in the amount of €4.6 million, extraordinary cash flow items of €0.2 million, and was reduced by cash flow items in the amount of €(27.6) million, corresponding to financial income (excluding depreciation and amortisation charges and unrealised translation differences) and by a charge for income taxes paid of €(74.3) million, relating to income taxes charged against net income before amortisation and depreciation charges and deferred taxes.

Change in working capital amounted to €(8.0) million. It should be noted, among other things, that there was a reduction in other debts of €18.0 million relating to payment in 2004 of expenses relating to acquisitions made in 2003. This reduction was partially offset by a decline in inventories of €10.5 million, mainly relating to installation of street furniture, especially in Austria and France.

9.2 Cash flow from investing activities

Our net cash used in investing activities in 2004 amounted to €183.8 million, and consisted of €165.9 million of net capital expenditures for tangible and intangible assets, €14.8 million for acquiring financial assets, €5.6 million for acquisitions of other financial assets, €0.7 million relating to sales of investment securities, €1.4 million relating to sales of financial fixed assets, and €0.4 million of fluctuations in receivables and payables on assets.

Gross expenditures for tangible and intangible assets amounted to €175.6 million, and sales amounted to €9.7 million, which produced a net cash flow of €165.9 million. Acquisitions of tangible and intangible fixed assets included €120.1 million in new street furniture and billboards, €27.7 million for spare parts, and €27.8 million in general investments, consisting mainly of tooling, vehicles, equipment, computer software and structures.
All of these items showed increases over 2003, when we recorded €106.4 million for acquisitions of new street furniture and billboards, €21.4 million for spare parts and €23.0 million in general investments.

Street Furniture operations accounted for 75% of our capital expenditures in 2004, at €131.3 million. Street Furniture investments, therefore, increased in comparison with 2003 and 2002, in which such investments represented €111.5 million and €125.0 million, respectively. This high level resulted from, among other things, a strengthening of our maintenance program for installations as well as implementation of agreements that we have made in the last few years. The most important were the agreements for Chicago, Vancouver, and Los Angeles in North America; Bangkok and Seoul in Asia; and Leicester, Naples, Oslo, and Ljubljana in Europe.

In 2004, capital expenditures relating to Billboard operations amounted to €38.5 million, compared to €32.2 million in 2003. Investments relating to Billboard operations grew in comparison to 2003, mainly because of installation of glass covered and backlighted panels in Vienna, Austria.

Capital expenditures for Transport were €5.8 million in 2004, compared to €7.1 million in 2003.

Financial investments amounted to €14.8 million in 2004 and consisted of acquisitions of outstanding minority interests, for €10.2 million, essentially in the Baltic States, and acquisitions amounting to €4.6 million, consisting mainly of the acquisition of a 100% stake in WFA Wartehallen Finanz AG.

Acquisitions of other financial assets represented €5.6 million, including mainly €3.8 million of loans to Wall (the United States), reflecting our participation in the financing for the Boston contract.

Sales of financial assets in the amount of €2.1 million included €0.7 million for sales of shares, €1.0 million for repayments of loans and related amounts, and €0.4 million for the sale of other financial assets.

9.3 Cash flow from financing activities

We reduced our net indebtedness by €178.3 million in 2004. This reduction consisted of a €285.1 million reduction in gross debt and a €106.8 million reduction of the available cash net from overdraft.

Foreign exchange rates fluctuations, changes in the scope of consolidation, and various reclassifications contributed to a reduction in gross debt for the amount of €8.4 million.

9.3.1 Indebtedness

In 2004, most debt repayments and new financings were made by JCDecaux SA. Our subsidiaries made debt repayments net of new financings for the amount of €21.7 million. Our consolidated gross debt thus declined by €276.7 million (see section "Financial Management – Liquidity and Financing Risk").

In 2004, debt repayments were made in the following countries and for the following amounts:

Country	Debt repayments in 2004 in M€
Germany	2.8
Australia	3.5
Austria	7.6
Belgium	1.1
Denmark	3.2
Spain	1.2
France (JCDecaux SA)	320.0
France (excluding JCDecaux SA)	3.9
Japan	4.9
Others	1.0
TOTAL	349.2

In 2004, new financings were set-up in the following countries and for the following amounts:

Country	New financings set-up in 2004 in M€
Chile	0.3
Korea	2.1
Estonia	0.3
France (JCDecaux SA)	65.0
Japan	1.6
Slovenia	0.3
Thailand	2.7
Others	0.2
TOTAL	72.5

9.3.2 Shareholders' equity and dividends

JCDecaux SA did not pay any dividends in 2004.

Some of our subsidiaries in which there are minority shareholders paid a total of €12.5 million in dividends.

The increase in shareholders' equity of €6.9 million is related to a capital increase by JCDecaux SA, for the amount of €6.1 million, as a result of the exercise of stock options.

10. FINANCIAL MANAGEMENT

The type of financial risks involved in our business and our strategy for managing them are set forth in the section entitled "Other legal information – Risk factors" of this Document. The purpose of the paragraphs below is to explain the implementation of our financial risks management policy for 2004, with detail of these risks and of the transactions carried out consequently, as appearing in the section entitled "Notes to the Consolidated Financial Statements". Consequently, the paragraphs set forth below should be read in conjunction with pages 53 to 77 and 136 to 137 of this document.

10.1 Liquidity and financing risk

As of December 31, 2004, our net indebtedness was €457.5 million and represented 32.3% of our shareholders' equity. Our current medium and long term ratings are "Baa2" by Moody's and "BBB" by Standard and Poor's, each with a stable outlook.

In 2004, pursuant to our financing policy:

- JCDecaux SA completed the early renewal of its used and unused credit facilities with a final maturity in September 2005. The renewal process started in 2003 with the issue of a US private placement and the implementation of a committed revolving credit facility. It was completed:
  - by the early repayment of the €320.0 million remaining amount of the drawdown portion (Tranche A) of our credit facility maturing in 2005, which led to a reduction of our excess cash position;
  - by the early cancellation of the €501.6 million available portion (Tranche B) of our credit facility maturing in September 2005, and by increasing from €550.0 to €665.0 million the nominal amount of the committed revolving credit facility set-up in December 2003, which implied a reduction of our cost funding.
- 88% of our financial indebtedness was borne by JCDecaux SA, and the average maturity of this 88% was greater than seven years.
- As of December 31, 2004, we had available cash of €52.7 million and €600 million of available committed credit facilities.

Our sources of financing are committed, but require compliance with various restrictive covenants. Breach of these covenants can trigger accelerated repayment of the loans and credit facilities. As of December 31, 2004, we were in compliance with all of these covenants, with values and financial ratios that were well within requirements. During the first quarter of 2005, no event occurred that could have triggered such covenants, as of March 31, 2005.

The details of our medium and long-term debt outstanding as of December 31, 2004, as well as the equivalent information as of December 31, 2003 and 2002, are set forth in the section "Notes to the Consolidated Financial Statements, Note 2.13.", in particular: (i) their breakdown by type; (ii) their breakdown by currency, before and after currency swaps; (iii) their repayment schedule; and (iv) their breakdown between fixed rate/floating rate, before and after hedging transactions. In addition, the main terms of our financings and the related covenants are also set forth in the Notes to the Consolidated Financial Statements, Note 2.13.

10.2 Interest rate risk

Pursuant to our interest rate risk management policy, we have set-up hedging transactions to limit the impact of an increase in short-term rates, mainly in euros, since that currency accounted for more than 75% of our gross debt as of December 31, 2004. In the absence of any expectation of a significant rise in short-term euro interest rates and given our debt reduction, we did not consider as efficient to set-up new hedging transactions for 2004.

As of December 31, 2004, 7% of our total gross debt in all currencies bore interest on a fixed-rate basis, 19% of which was protected against short-term rate increases for the currencies involved; 4% of our total gross debt denominated in euros [3] bore interest on a fixed-rate basis, 26% of which was hedged against a rise in EURIBOR rates.

The accounting methods for these interest rate hedges as well as our hedging portfolio, including its market value and the impact of these hedges on the underlying positions, are described in the Notes to the Consolidated Financial Statements in Notes 1.17 and 4.1.

10.3 Foreign exchange rate risk

In 2004, we entered into foreign exchange rate hedging transactions as follows:

- as part of our policy of centralising both financing and our multi-currency excess cash positions to hedge intercompany loans and borrowings, we enter into short-term foreign exchange rate swaps. We have chosen, however, not to hedge certain positions related to intercompany loans since (i) the hedges were too expensive, or not always available; and (ii) the amounts of such loans are limited;

(3) Debt denominated in euros after impact of basis swaps.

- regarding the portion of our long-term debt denominated in U.S. dollars [4] and unused to finance current ongoing operations in the United States, JCDecaux SA has negotiated swaps for the total term of this debt.

The accounting methods for these foreign exchange hedges as well as our hedging portfolio, including their market value, are described in the section entitled "Notes to the Consolidated Financial Statements", in Notes 1.17 and 4.1, respectively.

As of December 31, 2004, we believe that our operating income and financial position are not likely to be materially affected by a change in foreign exchange rates.

10.4 Cash management

As of December 31, 2004, our excess cash positions amounted to €52.7 million, distributed among 40 countries.

Out of this €52.7 million, €2.7 million was invested in money-market securities. The Notes to the Consolidated Financial Statements (Notes 1.12 and 2.8, respectively) describe the accounting methods used to value these short-term investments and set forth the breakdown by country as of December 31, 2004, 2003, and 2002.

11. COMMITMENTS OTHER THAN THOSE RELATING TO FINANCIAL MANAGEMENT

Our significant off-balance sheet items as of December 31, 2004 are set forth in the "Notes to the Consolidated Financial Statements, Note 4.2 and 4.3".

II. RECENT DEVELOPMENTS AND OUTLOOK

For the first quarter of 2005, we expect strong organic growth in our revenues. During 2005, organic revenue growth should be on the order of 4%, and we thus expect to improve our profitability.
We continue to base our strategy on organic growth. Many opportunities should come to fruition in 2005, including contracts for bus shelters in New York and London and the contract for management of billboard advertising on railways in the United Kingdom. We plan, moreover, to pursue our growth in Asia, especially in China and Japan.

(4) Private placement in the United States issued in 2003.

III. INVESTMENT STRATEGY

1. PRINCIPAL COMPLETED INVESTMENTS

Most of our capital expenditures relate to the construction and installation of street furniture and advertising panels in connection with new contracts, as well as recurring investments necessary for our ongoing business operations (vehicles, computers, office furniture, and buildings).
In 2004, we spent €120.1 million on investments to grow our new street furniture concessions, in places like Chicago in the United States, Vancouver in Canada, Bangkok in Thailand, Naples in Italy, Vienna in Austria, and Seoul in South Korea. We also used part of this amount to maximise our network of panels and renew concessions due to expire in France (Le Havre, Grenoble, La Rochelle, Bayonne, Saint-Brieuc, Vannes, Calais, Pau). We also spent €27.8 million on general investments (building improvements, tooling, vehicles, and computer systems) and €27.7 million to maintain existing facilities.

In 2003, the amounts of such investments were €106.4 million, €23.0 million, and €21.4 million, respectively. In 2002, the amounts of such investments were €115.8 million, €28.7 million, and €22.2 million, respectively.

2. PRINCIPAL FUTURE INVESTMENTS

2005 investments will be primarily devoted to further developing street furniture contracts, either in connection with new contracts we have already won (Los Angeles and Chicago in the United States, Vancouver in Canada, Seoul in South Korea, Yokohama in Japan, Turin in Italy, Oslo in Norway), or in connection with renewed contracts (Lyon, Grenoble, Saint-Etienne, Troyes, Issy-les-Moulineaux in France, Porto in Portugal).

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

BALANCE SHEET

Assets

In million euros	12/31/2004	12/31/2003	12/31/2002
Intangible assets (net)	34.4	31.9	33.1
Goodwill (net)	1,113.7	1,178.6	1,080.0
Tangible assets (net)	668.9	675.3	722.3
Investments (net)	80.8	75.9	79.8
FIXED ASSETS	**1,897.8**	**1,961.7**	**1,915.2**
Inventories (net)	75.8	95.4	92.6
Trade receivables (net)	404.6	386.7	403.1
Others receivables (net)	128.1	141.7	126.7
Marketable securities (net)	2.7	85.9	82.4
Cash	50.0	71.8	80.0
Deferred tax assets (net)	13.3	15.0	29.7
CURRENT ASSETS	**674.5**	**796.5**	**814.5**
TOTAL ASSETS	**2,572.3**	**2,758.2**	**2,729.7**

BALANCE SHEET

Liabilities and Equity

In million euros	**12/31/2004**	12/31/2003	12/31/2002
Shareholders' equity			
Capital	3.4	3.4	3.4
Share premium	929.3	923.2	923.2
Legal reserve	0.3	0.3	0.3
Consolidated reserves/Group share	405.3	366.0	360.5
Current year net income/Group share	78.1	40.9	26.0
SHAREHOLDERS' EQUITY (GROUP SHARE)	**1,416.4**	**1,333.8**	**1,313.4**
Minority interests	29.6	31.4	64.2
SHAREHOLDERS' EQUITY (TOTAL)	**1,446.0**	**1,365.2**	**1,377.6**
Provisions for risks and contingencies	124.3	114.6	82.6
Deferred tax liabilities	27.3	16.5	20.7
Liabilities			
Bonds	367.8	375.0	
Bank borrowings	117.5	394.6	737.7
Miscellaneous loans and financial debts	10.3	11.2	8.3
Trade payables	150.9	147.2	159.1
Other liabilities	313.6	321.2	314.0
Bank overdrafts	14.6	12.7	29.7
LIABILITIES	**974.7**	**1,261.9**	**1,248.8**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**2,572.3**	**2,758.2**	**2,729.7**

INCOME STATEMENT

In million euros	**2004**	2003	2002
NET REVENUES	**1,631.4**	**1,543.8**	**1,577.7**
Operating expenses excluding depreciation charges and provisions	(1,166.2)	(1,126.9)	(1,172.4)
EBITDA [1]	**465.2**	**416.9**	**405.3**
Depreciation charges and provision (net)	(193.6)	(186.8)	(194.1)
OPERATING INCOME	**271.6**	**230.1**	**211.2**
Net financial income/(loss)	(25.3)	(32.0)	(36.7)
INCOME FROM RECURRING OPERATIONS	**246.3**	**198.1**	**174.5**
Non-recurring income/(loss)	0.9	(0.3)	(2.7)
Income tax	(88.3)	(75.8)	(70.2)
NET INCOME FROM CONSOLIDATED COMPANIES BEFORE INCOME FROM EQUITY AFFILIATES AND AMORTISATION OF GOODWILL	**158.9**	**122.0**	**101.6**
Net income from equity affiliates	5.6	4.9	5.6
Amortisation of goodwill	(75.7)	(71.8)	(63.7)
CONSOLIDATED NET INCOME	**88.8**	**55.1**	**43.5**
Minority interests	10.7	14.2	17.5
NET INCOME GROUP SHARE	**78.1**	**40.9**	**26.0**
. Earnings per share (in euros) [2]	0.353	0.185	0.117
. Earnings per share diluted (in euros) [2]	0.346	0.181	0.115
. Number (average) of shares [2]	221,411,893	221,400,760	221,528,081
. Number (average) of shares (diluted) [2]	225,543,148	225,793,495	225,627,199

(1) The Group measures the performance of business on the basis of EBITDA (Earnings Before Interests, Taxes, Depreciation and Amortisation). EBITDA is not defined by French accounting principles.
(2) After deduction of treasury shares acquired by JCDecaux SA in 2002.

CASH FLOW STATEMENT

In million euros	2004	2003	2002
Net income (Group share)	78.1	40.9	26.0
Minority interests	10.7	14.2	17.5
Income from equity affiliates	(5.6)	(4.9)	(5.5)
Dividends received from equity affiliates	4.6	4.0	4.3
Change in deferred tax	13.3	2.4	(10.3)
Net amortisation and provision allowance and effect of exchange rate	267.5	272.6	261.8
Capital (Gain/Loss)	(0.5)	(1.9)	6.5
FUNDS FROM OPERATIONS	**368.1**	**327.3**	**300.3**
Change in working capital	(8.0)	3.2	24.2
NET CASH PROVIDED BY OPERATING ACTIVITIES	**360.1**	**330.5**	**324.5**
Acquisitions of intangible assets	(8.8)	(8.1)	(10.2)
Acquisitions of tangible assets	(166.8)	(142.7)	(156.5)
Acquisitions of financial assets (long term investments)	(14.8)	(204.6)	(49.9)
Acquisitions of financial assets (others)	(5.6)	(7.4)	(1.8)
Change in payables on assets		(1.0)	(3.8)
Total investments	**(196.0)**	**(363.8)**	**(222.2)**
Disposals of intangible assets		0.2	
Disposals of tangible assets	9.7	9.5	10.1
Disposals of financial assets (long term investments)	0.7	0.2	1.2
Disposals of financial assets (others)	1.4	1.7	18.4
Change in receivables on assets	0.4		3.9
Total disposals of assets	**12.2**	**11.6**	**33.6**
NET CASH (USED FOR) PROVIDED BY INVESTING ACTIVITIES	**(183.8)**	**(352.2)**	**(188.6)**
Dividends paid	(12.5)	(8.4)	(12.3)
Reduction of capital			
Repayment of debt	(349.2)	(346.9)	(202.1)
Cash inflow from financing activities	**(361.7)**	**(355.3)**	**(214.4)**
Increase in shareholders' equity	6.9		
Increase in debt	72.5	388.3	38.6
Cash outflow from financing activities	**79.4**	**388.3**	**38.6**
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	**(282.3)**	**33.0**	**(175.8)**
Effect of exchange rates fluctuations	(0.9)	1.0	(2.7)
CHANGE IN CASH POSITION	**(106.9)**	**12.3**	**(42.6)**
Cash position beginning of period	**145.0**	**132.7**	**175.3**
Cash position end of period	**38.1**	**145.0**	**132.7**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MAJOR EVENTS OF THE YEAR

In 2004, JCDecaux pursued its strategy of development through organic growth, winning public tenders for advertising contracts in the Street Furniture and airport businesses.

Financing

Following the implementation in December 2003, of a committed revolving credit line, JCDecaux SA repaid in advance in January 2004 the remaining amount of the non revolving Tranche A of its syndicated facility set-up in 2000 and during first half 2004, cancelled in full the revolving Tranche B of this facility.

Changes in the portfolio of contracts

In France, JCDecaux has been chosen by the Bid Committee of Greater Lyon for renewal of the street furniture contract. With a term of 13 years, this agreement involves the supply, installation, and maintenance of 2,200 bus shelters, 600 information panels (MUPI®), and 2,000, 3,000, or 4,000 bicycles.
In France, JCDecaux also renewed our street furniture contract with Saint-Étienne for a 12-year period, as well as the bus shelter contract for the greater Grenoble area for a 15-year period.
Finally, The Group was not awarded the bid for installation of bus shelters in greater Bordeaux, but we are still able to offer the Bordeaux area in our Street Furniture commercial offer, based on our positions in the city of Bordeaux and our MUPI® and Seniors® offer.

In Spain, JCDecaux renewed airport advertising contract for six years with eighteen airports, including Barcelona, Alicante, Malaga, Valencia and Seville, and won a contract with the four airports of the Balearic Islands (including Palma de Mallorca). These twenty-two airports handle 79 million passengers annually, or 52% of the Spanish market.

In Italy, IGPDecaux was awarded the street furniture advertising contract for Turin, in partnership with AVIP, the principal outdoor advertising agency in Turin. This 20-year contract covers the design, installation, and maintenance of 1,200 street furniture units.

In Japan, in partnership with the Mitsubishi Corporation, JCDecaux won the bid for the first exclusive bus shelter advertising contract in Yokohama. This 20-year contract involves 500 bus shelters.

Partnerships and Acquisitions

In March 2004, JCDecaux increased its stake from 50% to 75% in Univier Communications BV, a Dutch company that controls several leading outdoor advertising companies in the Baltic States. The remaining 25% are owned by Univier Communications NV.

In Germany, via JCDecaux GmbH (formerly Klett Decaux GmbH), JCDecaux acquired 100% of the shares of WFA Wartehallen Finanz AG company.

In May 2004, JCDecaux New York LLC purchased the remaining 30% in JCDecaux New York Inc., for a price of 2.2 million dollars (about €1.8 million). This operation increased the percentage of ownership in JCDecaux New York Inc. to 100%.

1. ACCOUNTING METHODS AND PRINCIPLES

1.1 General principles

The Group's consolidated financial statements have been prepared in accordance with the legal and regulatory provisions applicable in France as set out by Regulation No. 99-02 of the French Accounting Regulations Committee on consolidated financial statements.

The Group has not opted for the early application of Regulation No. 2002-10 of the Committee on Accounting Regulations on the depreciation and amortisation of assets.

1.2 Scope and methods of consolidation

The companies of the Group that are of significant size are consolidated. Generally, subsidiaries meeting one of the following three criteria are consolidated:

In million euros	Amount (absolute value) greater than
Revenues	0.8
Equity (Group share)	1.5
Net Income (Group share)	0.6

Are also consolidated companies which are below those criteria but which have synergies with other companies of the Group.
The aggregation of the non-consolidated companies is not significant.
The financial statements of companies under exclusive control are fully consolidated.
Companies that are jointly controlled by the Group in association with other shareholders are consolidated following the proportional method, where such companies' financial statements are consolidated to the extent of the Group's proportionate interest.
The financial statements of companies over which the Group exercises, either directly or indirectly, a significant influence on the management and financial policy are accounted for under the equity method.

Table 6.2 presents the list of consolidated subsidiaries and the consolidation method used for each of these companies.

All significant transactions between Group fully consolidated companies are eliminated upon consolidation. Transactions with companies consolidated under the proportional method are eliminated up to the percentage of integration. Results within consolidated companies are also eliminated.

1.3 End of the fiscal year

The consolidated financial statements are prepared on the basis of annual financial statements for all companies as of December 31.

1.4 Translation of financial statements prepared in foreign currency

Foreign subsidiaries' financial statements are translated on the following basis:
- year-end exchange rates for balance sheet items;
- average annual rates for income statement items.

Foreign exchange differences relating to a monetary component which is in substance an integral part of the Group's net investment in foreign consolidated companies are recorded within consolidated shareholders' equity until disposal or liquidation of the net investment, at which date they are to be recorded as income or charges in the income statement as are the other exchange translation differences. This accounting treatment has been applied to the companies JCDecaux Uruguay and JCDecaux Salvador (Brazil).

1.5 Intangible assets

Pre-operational costs as well as research and development costs are included in operating expenses in the income statement, as incurred.

Concessions and patents are amortised over their legal useful life.

Only significant, individualised and clearly identified software (such as ERP) are capitalised and amortised over a period of 5 years maximum. Other software are included in operating expenses.

Going concern values and goodwill (not resulting from consolidation) are completely amortised within the year they are recorded in the financial statements.

1.6 Goodwill

The difference between the acquisition cost of shares of consolidated companies and the proportion acquired in the equity adjusted in compliance with Group principles and methods is, after analysis, divided up between:
- positive or negative valuation differences relating to certain identifiable balance-sheet items;
- goodwill for the remaining unallocated balance.

The acquisition cost of shares includes related purchase costs (fees, etc.).

Goodwill is amortised using the straight-line method over a period not exceeding 20 years.

In case of particular circumstances (major structural modifications of technical, regulatory or market conditions, in the case of a planned sale or of insufficient profitability, etc.), impairment of goodwill is established, beyond the scheduled amortisation allowances, by means of a provision in line with the methodology described in note 1.8.

1.7 Tangible assets

Tangible assets appear on the balance sheet at historical acquisition cost.
Depreciation allowances are calculated on a straight-line basis over the following normal useful lives:

	Depreciation period
Tangible assets	
- Buildings and constructions	10 to 50 years
- Technical installations, tools and equipment (excluding street furniture and billboards)	5 to 10 years
- Street furniture and billboards	2 to 10 years
Other tangible assets	
- Fixtures and fittings	5 to 10 years
- Transport equipment	3 to 10 years
- Computer equipment	3 to 5 years
- Furniture	5 to 10 years

Street Furniture

Street Furniture (Bus shelters, Mupis®–City Light Billboards, Seniors®, Electronic Information Boards, Automatic Public Toilets, Morris Columns, etc.) is depreciated following the straight-line method over a period of 7 to 10 years.

Billboards

Billboards are depreciated according to the method of depreciation prevailing in the countries concerned in accordance with local regulations and economic conditions.
The main method of depreciation is the straight-line method over a period of 2 to 10 years.
In France, standard billboards are depreciated according to the accelerated method over 4 years.

Structural street furniture maintenance costs are capitalised where such costs result in the extension of the furniture useful life compared to the furniture economic life initially planned, and are depreciated over a period equal to half of the useful economic life of the street furniture.

1.8 Valuation of tangible and intangible fixed assets and of goodwill

The valuation of assets (intangible, tangible assets and goodwill) is assessed at the end of the accounting year based on future profitability prospects resulting from the comparison between the net booked value of such assets and their fair value so as to determine, if necessary, whether an impairment loss should be recognised. This fair value is measured at the level of each segment of business (Billboard, Street Furniture and Transport), notably on the basis of discounted future cash flows derived from the use of the assets, of their residual value and of the synergies expected by the Group.

The methodology used is the following:

- targeting of affiliates for which there is an indication that their assets may be impaired. This analysis is based, for the Street Furniture and Transport activities, on a projection of the 2004 Ebitda over the residual duration of the contracts. For the Billboard activity, a 15-year duration is used and the residual value of assets is taken into account;
- review of the affiliates which were targeted further to the process described in the previous paragraph. An analysis of the fair value of the assets of these affiliates is carried out based on the discounted future cash flows derived from the use of these assets. The following assumptions are used:
  - yearly cash flow projections are based on group financial budgets/forecasts;
  - residual duration of street furniture and transport contracts is more accurately approached using a probability of renewal at contract expiration. In the Transport activity, for the main airports, the probability used is a one time renewal of the contract at contract expiration;
  - the duration used for the Billboard activity (i.e. 15 years) is left unchanged and the residual value of assets is taken into account;
  - the discount rate used amounts to 8.5%, it is calculated from the Weighted Average Cost of Capital;
- comparison within each segment of activity (Billboard, Street Furniture and Transport) between the fair values and the carrying amounts of assets.

The fair value, for a segment of activity corresponds to the sum of the fair values of the affiliates belonging to this segment.

As of December 31, 2004, the review of the value of assets, following the above-described methodology, did not lead to the recognition of an impairment loss.
In other respects, under some exceptional circumstances (loss of a specific contract with low synergies within its segment of activity), the Group may recognize an impairment loss at the affiliate level rather than at the activity's segment level. As such, a depreciation of €3.0 million was recorded in 2004.

1.9 Investments in non-consolidated subsidiaries

This item consists of equity interests in companies which did not show any activity during the 2004 fiscal year, or on which the Group has no significant influence or lastly which would not significantly contribute to the consolidated financial statements, as a result, in particular, of the predominance of intra-Group transactions recorded in their accounts.
Depreciation allowances are booked for impairment of investments in non-consolidated affiliates and long-term investment securities when their realisable or going concern values assessed investment by investment become lower than their historical cost. The realisable and going concern values take into account the share in equity and the profitability prospects.

1.10 Inventories

Inventories mainly consist of:

- street furniture or billboards in kit form or partially assembled;
- parts necessary for the maintenance of installed street furniture.

Inventories are valued on the basis of the weighted average cost, which may include internal assembly costs. Depreciation allowances are booked as needed, when as a result of business prospects, their realisable value is less than their book value.
When the inventories are sold inside or outside the Group, direct or indirect production costs are included in the valuation of the inventories.

1.11 Provisions for bad debt

A provision for bad debt is recorded when the collection value of receivables is less than the book value.

1.12 Marketable securities

Marketable securities are stated at the lower of cost or market values. If the value of marketable securities at year-end shows an overall capital loss by class of securities, a depreciation allowance is recorded for the same amount.

1.13 Provision for retirement benefits and other benefits

The Group's obligations resulting from defined benefit plans, as well as their cost, are determined under the projected credit unit method. This method consists in measuring the obligation in accordance with the projected wage at the end of the working life and the rights acquired at the valuation date, determined in accordance with the collective agreements, branch agreements or legal rights in force. The actuarial assumptions used to determine the obligations are based on the economic conditions prevailing in the country of the plans and the demographic assumptions adapted to each company. These benefit plans are either funded, their assets being managed by an entity legally separate from the Group, or partially funded or unfunded, the Group's obligations being then covered by a provision in the balance sheet.

For post-employment defined benefits, actuarial gains or losses exceeding the greater of 10% of the present value of the defined benefit obligation or of the fair value of the related plan assets are recognised as an expense or a profit over the remaining average working lives within the Group of the Group's employees. Past service costs are recognised as an expense, on a straight-line basis, over the average period until the benefits become vested.
For long term benefits, actuarial gains or losses and past service costs are recognised as an expense or a profit immediately when they occur.

1.14 Turnover

Group turnover mainly consists in sales of advertising spaces on street furniture equipment, billboards and advertising in transport systems.

Advertising space turnover, rentals and services provided are recorded as turnover for the period in which the service is performed.

Turnover resulting from the sale of advertising spaces is recorded on a net basis after deduction of commercial rebates. For the billboard line of business and in some countries, commissions are paid by the Group to advertising agencies and buying groups when they are intermediaries between the Group and advertisers. These commissions are in this case deducted from the turnover. In agreements where the Group pays variable royalties or pays back a part of its advertising revenues to franchisers, the Group classifies gross advertising revenues as turnover and books royalties and the sales part repaid as operating charges, as the Group is not dealing as an agent but bears the risks and rewards incidental to the activity.

1.15 Non-recurring income/loss

Non-recurring gains and losses consist of significant items which, in light of their type, their unusual nature and their non-recurrence cannot be considered as inherent to the recurring operating activity of the Group, such as capital gains and losses on sales and related charges or miscellaneous penalties.

1.16 Current and deferred income tax

The Group records deferred tax resulting from temporary differences in the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Using the liability method, deferred tax is calculated by applying the most recent applicable tax rate. Deferred tax assets are subject to a valuation allowance when they are unlikely to be used within a reasonable time frame.
The income tax charge in the consolidated income statement corresponds to the current tax due by each consolidated taxable entity, adjusted for deferred tax.
The amount of deferred tax recorded, results mainly from consolidation adjustments (standardisation of Group accounting principles and amortisation/depreciation periods for tangible and intangible assets), from temporary differences between accounting and taxable income. Deferred tax assets on tax losses carried forward are systematically computed, and are subject to a depreciation allowance when their recoverability over a reasonable period is not quite certain.

1.17 Financial instruments

Interest rate swaps, caps and floors contracted in order to limit the interest rate exposure are included in the financial result. Premiums related to caps and floors are recorded as deferred charges and are recognised over the lifespan of the contract. The fair market value of such instruments is subject to a specific disclosure within the Notes related to off-balance sheet commitments.

Profits and losses induced by future exchange transactions, set up to cover the foreign exchange rate risk, are taken into account in the financial result of the Group. They compensate for the latent losses or profits on the underlying elements.

1.18 Finance and operating leases

The Group does not apply the preferential method (according to Regulation No. 99-02 of the French Accounting Regulations Committee on consolidated financial statements) which consists to restate finance lease contracts in the consolidated accounts. For the first time adoption of the International Financial Reporting Standards, the Group launched a survey to identify such operations that are individually material.
Finance and operating lease commitments as well as rent, minimum franchise payment commitments are disclosed in note 4.3 regarding off-balance sheet commitments.

1.19 Earnings per share

Earnings per share are computed based on the weighted average number of shares excluding stock options.
The calculation of this indicator after dilution takes into account the weighted average number of shares as well as the weighted average number of stock options granted or cancelled during the fiscal year.
The weighted average number of treasury shares repurchased by the Group is deducted from the weighted average number of shares taken into account for the calculation of the ratio.

2. COMMENTS ON THE BALANCE SHEET

2.1 Scope of consolidation

The main changes that took place during 2004 are as follows:

- **Entries into the scope of consolidation**

The recently created Gewista Service GmbH company in Austria, held by Gewista at 100%, has been consolidated, under the full integration method, for the first time in 2004.
The company JCDecaux-Publimedia in Spain, recently created to run the advertising contract for the Barcelona metro, in partnership with Publimedia, has been consolidated following the full integration method, for the first time in 2004. It is 70% held by JCDecaux España SL.
WFA Wartehallen Finanz AG company, which was acquired for €4.5 million has been consolidated under the full integration method for the first time in 2004.

- **Mergers**

The company RCI, 100% held by JCDecaux SA, was merged into JCDecaux SA, with retrospective effect as at January 1st, 2004.
At January 1st, 2004, the company IGPDecaux Affichage (Italy), consolidated following the proportional method at 32.35% and 100% held by IGPDecaux (consolidated under the proportional method at 32.35%), was merged into its parent company.
The company Europlakat Usti nad Labem (Czech Republic), 100% held by Europlakat Spol Sro, was merged, at January 1st, 2004, into Europlakat Spol Sro (consolidated under the full integration method).

- **Change in percentage of ownership**

In March 2004, the company Europoster BV acquired an additional 25% interest in the company Univier Communications BV, at a price of €7.5 million. As a consequence, the Unicom Group which is composed of Univier Communications BV in the Netherlands, and its 100% owned subsidiaries, JCDecaux Unicom Baltic SIA in Latvia, JCDecaux Unicom Eesti OU in Estonia and JCDecaux Unicom UAB in Lithuania, is 75% held by JCDecaux. These companies remain consolidated following the proportional method considering the joint management exercised by the JCDecaux Group since July 1st, 2003.

In May 2004, the company JCDecaux New York LLC purchased the remaining 30% in JCDecaux New York Inc. (company without activity), at price of 2.2 million dollars (about €1.8 million). This operation brought the percentage of ownership in the JCDecaux New York Inc. company to 100%.

The following changes took place in Central Europe in the Europlakat International Werbe GmbH company:
- in May 2004, the company Europlakat International Werbe GmbH (consolidated under the proportional method at 50%) purchased the remaining 20% in Europlakat Yu Doo (Serbia) at a price of €320,000. As a consequence, Europlakat Yu Doo is 100% held by Europlakat International Werbe GmbH;
- besides, in June 2004, the company Europlakat International Werbe GmbH sold 12.5% of the shares of AQMI, a holding company owning 100% of Alma Quattro's shares (Serbia & Montenegro). This operation changed JCDecaux' percentage of interest in both companies from 33.5% to 29.3%;
- lastly, in June 2004, the company Proreklam Europlakat Doo (subsidiary of Europlakat International GmbH in Slovenia) purchased, for a price equivalent to €45,000, an additional 3% interest in Plakatiranje Doo (Slovenia). This operation changed the direct percentage of ownership in this company to 54%.

- **Exit from the scope of consolidation**

The company Pearl & Dean Publishing (Australia), which ceased its operations and was previously consolidated under the full integration method, has been excluded from the scope of consolidation as at January 1st, 2004 (exit of the scope without a sale).

The company Aguesseau whose impact is considered immaterial has been excluded from the consolidation scope as at January 1st, 2004.

The impact on the turnover due to the changes in the consolidation scope during the accounting period is €5.7 million, including an increase of €4.4 million for the Street Furniture sector and an increase of €1.3 million for the Transport sector.

2.2 Goodwill

As of December 31, 2004, goodwill represented €1,484.6 million in gross value and its cumulated amortisation amounted to €370.9 million.

The net book value of goodwill recorded in the consolidated financial statements as of December 31, 2004, 2003 and 2002 breaks down as follows:

In million euros	**12/31/2004**	12/31/2003	12/31/2002
Media Communication Outdoor Advertising (Avenir division)	552.5	590.4	623.0
Goodwill arising from shares contributed by JCDecaux Holding and minority shareholders in 2000	110.3	117.3	124.3
Austria, Switzerland and Central Europe partnerships (1)	245.1	259.5	155.7
IGP partnership (Italy)	37.4	39.7	42.0
Planigrama purchasing (Spain)	10.2	13.3	17.0
Univier Communications BV - The Netherlands (Unicom Baltics States partnership)	13.5	7.7	7.5
Wall shares (35% in Wall AG and 50% in Wall USA)	49.6	52.1	
Others	95.1	98.6	110.5
TOTAL	**1,113.7**	**1,178.6**	**1,080.0**

(1) including from 2003 onwards the additional goodwill subsequent to the end of the joint agreement between the JCDecaux SA Group and B&C Holding in Austria and in Central Europe. Following this operation which took place in August 2003, JCDecaux SA holds directly 30% of Affichage Holding and through its 100% owned subsidiary JCDecaux Central Eastern Europe Holding GmbH, 67% of Gewista. It also includes the goodwill on Alma Quattro (Serbia & Montenegro).

The variation of goodwill in 2004 breaks down as follows:

In million euros	Net value
As of January 1st, 2004	1,178.6
New goodwill arising during 2004	10.6
- Univier Communications BV (Proportional integration)	6.6
- WFA Wartehallen Finanz AG	3.1
- Others	0.9
Amortisation and impairment of goodwill	(75.7)
Exchange gains/losses	0.2
AS OF DECEMBER 31, 2004	**1,113.7**

2.3 Tangible assets

Breakdown by type of asset

In million euros	Gross value 12/31/2004	Depreciation or provisions 12/31/2004	Net value 12/31/2004	Net value 12/31/2003	Net value 12/31/2002
Land	32.0	1.2	30.8	29.6	30.9
Buildings	63.1	34.0	29.1	33.3	37.9
Technical installations, tools and equipment	1,684.2	1,140.3	543.9	549.8	580.8
Other	203.8	158.5	45.3	51.1	62.0
Fixed assets under construction	19.4	0.4	19.0	11.1	10.2
Advances and deposits	0.8	-	0.8	0.4	0.5
TOTAL	**2,003.3**	**1,334.4**	**668.9**	**675.3**	**722.3**

As of December 31, 2004, gross tangible assets amounted to €761.4 million in France and €1,241.9 million in foreign countries compared to €736.6 million and €1,176.2 million respectively as of December 31, 2003.

As of December 31, 2004, net tangible assets amounted to €668.9 million compared to €675.3 million as of December 31, 2003.

As of December 31, 2004, in the Street Furniture segment, net tangible assets amounted to €492.6 million compared to €505.8 million as of December 31, 2003.

As of December 31, 2004, in the Billboard segment, net tangible assets amounted to €151.4 million compared to €140.8 million as of December 31, 2003.

As of December 31, 2004, in the Transport segment, net tangible assets amounted to €24.9 million compared to €28.7 million as of December 31, 2003.

Changes in gross value

In million euros	Land	Building	Technical installation, tools and equipment	Others	Total
AS OF JANUARY 1, 2002	**34.8**	**75.9**	**1,452.5**	**236.2**	**1,799.4**
Changes in the consolidation scope			7.3	1.2	8.5
Capitalised maintenance (2002 fiscal year)			22.2		22.2
Acquisitions		2.4	111.0	20.8	134.2
Sales	(0.4)	(2.5)	(50.1)	(11.3)	(64.3)
Translation adjustments	(1.8)	(0.4)	(42.9)	(4.5)	(49.6)
Reclassifications [1]	0.1	2.9	5.0	(7.4)	0.6
AS OF DECEMBER 31, 2002	**32.7**	**78.3**	**1,505.0**	**235.0**	**1,851.0**
Changes in the consolidation scope			(0.3)	0.1	(0.2)
Capitalised maintenance (2003 fiscal year)			21.4		21.4
Acquisitions	1.5	0.7	97.3	21.8	121.3
Sales	(0.8)	(0.8)	(31.6)	(9.8)	(43.0)
Translation adjustments	(2.2)	(0.5)	(30.1)	(4.2)	(37.0)
Reclassifications [1]			10.3	(11.0)	(0.7)
AS OF DECEMBER 31, 2003	**31.2**	**77.7**	**1,572.0**	**231.9**	**1,912.8**
Changes in the consolidation scope			3.6	0.3	3.9
Capitalised maintenance (2004 fiscal year)			27.7		27.7
Acquisitions	2.2	0.7	96.7	39.4	139.0
Sales	(0.4)	(14.7)	(30.0)	(29.7)	(74.8)
Translation adjustments	0.0	0.0	(7.1)	(0.3)	(7.4)
Reclassifications [1]	(1.0)	(0.6)	21.3	(17.6)	2.1
AS OF DECEMBER 31, 2004	**32.0**	**63.1**	**1,684.2**	**224.0**	**2,003.3**

(1) The net impact of the reclassifications is not zero, as some reclassifications have an impact on other accounts in the balance sheet.

2.4 Financial investments

These consist of shares in equity affiliates, investments in non-consolidated subsidiaries, loans to non-fully consolidated companies and other investments.

Breakdown (net book value)

In million euros	**12/31/2004**	12/31/2003	12/31/2002
Shares in equity affiliates	56.3	55.0	49.2
Shares in non-consolidated subsidiairies [1]	7.0	5.8	21.5
Loans	11.6	9.4	4.0
Related receivables	0.1	0.6	0.4
Other investments	5.8	5.1	4.7
TOTAL	**80.8**	**75.9**	**79.8**

(1) The decrease of €15.7 million in investments between 2002 and 2003 is mainly related to the consolidation of Wall AG as an equity affiliate.

Shares in equity affiliates

In million euros	% of interest as of 2004	**12/31/2004**	12/31/2003	12/31/2002
Switzerland				
Affichage Holding	30.00	43.3	42.6	45.7
The Netherlands				
Univier Communications BV [1]	75.00	-	-	1.6
Germany				
Stadtreklame Nürnberg GmbH	35.00	2.4	2.0	1.8
Ilg Aussenwerbung Zacharias	10.00	0.1	0.1	0.1
Wall AG	35.00	11.0	10.6	-
United States of America				
Wall Holdings/Wall USA Inc.	50.00	(0.5)	(0.3)	-
TOTAL		**56.3**	**55.0**	**49.2**

(1) This company was acquired in 2002. It is consolidated under the proportional method from July 1st, 2003 onwards.

Changes in shares in equity affiliates are as follows:

In million euros	12/31/2003	Income	Dividends	Scope	Translation	12/31/2004
Affichage Holding	42.6	3.9	(3.6)	-	0.4	43.3
Stadtreklame Nürnberg GmbH	2.0	0.7	(0.3)	-	-	2.4
Ilg Aussenwerbung Zacharias	0.1	-	-	-	-	0.1
Wall AG	10.6	1.6	(0.6)	(0.6)	-	11.0
Wall Holdings/Wall USA Inc.	(0.3)	(0.6)	-	0.4	-	(0.5)
TOTAL	**55.0**	**5.6**	**(4.5)**	**(0.2)**	**0.4**	**56.3**

Shares in non-consolidated subsidiaries

In million euros	% capital	Income 2004	Equity 12/31/2004 (1)	Gross value of shares as of 12/31/2004	Net value of shares as of 12/31/2004
France					
Gommage and Aspiration	79.93	(0.1)	(0.5)	0.2	0.0
Affimétrie	33.00	0.0	0.4	0.2	0.2
Austria					
ARGE Autobahnwerbung (2)	50.00	0.4	0.8	0.1	0.1
Objekt Werbung GmbH (2)	25.00	0.2	(0.5)	0.9	0.6
Italy					
Ser Com	51.00	0.2	0.5	0.1	0.1
SIPA	49.00	0.4	0.5	0,3	0.3
ASPE (2)	49.00	0.2	0.3	0.2	0.2
Pubblisuccesso Lombardia (2)	100.00	0.0	0.3	0.1	0.1
Portugal					
JCDecaux Neonlight Portugal	67.04	0.1	0.1	0.0	0.0
Sweden					
Outdoor Impact AB	48.50	0.0	0.0	0.5	0.5
Czech Republic					
ISPA Brno Spol Sro	100.00	0.0	0.0	0.3	0.3
Slovenia					
N.B.S.H. Proreklam-Europlakat Prishtina	60.00	0.0	(0.1)	0.0	0.0
Madison	30.00	0.1	0.5	0.4	0.4
Americas					
UDC-JCDecaux Airport	50.00	0.1	0.0	0.6	0.0
UTE JCDecaux Argentina	50.00	0.1	0.5	0.3	0.2
Asia-Pacific					
JCDecaux Macau	80.00	0.0	0.1	0.1	0.1
Pearl & Dean Pty Ltd and Pearl & Dean Fidji	100.00	0.0	3.4	3.5	3.5
JCDecaux Neonlight	100.00	0.1	0.0	0.8	0.0
Others				0.6	0.4
TOTAL				**9.2**	**7.0**

(1) Equity excluding 2004 net income.
(2) 2003 Data for the income and the equity.

2.5 Inventories

In million euros	**12/31/2004**	12/31/2003	12/31/2002
Gross value of inventories	99.7	109.8	104.8
Depreciation allowances	(23.9)	(14.4)	(12.2)
NET VALUE OF INVENTORIES	**75.8**	**95.4**	**92.6**

The gross value of inventories as of December 31, 2004 decreased by €3.0 million for the French companies, mainly JCDecaux SA by €3.0 million, and decreased by €7.1 million for foreign companies, mainly Gewista for €5.4 million. These decreases are due to significant installations of street furniture in 2004.
Among the increase in provision of €9.5 million, €9.1 million were recorded by JCDecaux SA.

2.6 Trade receivables and provision for depreciation of receivables

In million euros	12/31/2004	12/31/2003	12/31/2002
Receivables (gross value)	435.3	417.0	436.4
Provision for depreciation	(30.7)	(30.3)	(33.3)
RECEIVABLES (net value)	404.6	386.7	403.1

As of December 31, 2004, the gross value of receivables decreased by €1.7 million for the French companies and increased by €20.0 million for foreign companies.

2.7 Other receivables

In million euros	12/31/2004	12/31/2003	12/31/2002
- Other operating receivables	27.0	19.6	17.2
Allowances for other operating receivables	(0.2)	(0.4)	(0.1)
- Miscellaneous receivables	9.1	9.6	8.3
Allowances for miscellaneous receivables	(4.0)	(1.7)	(0.8)
- Miscellaneous tax receivables	31.2	46.9	31.8
- Receivables on assets	0.1	0.1	0.2
- Advances and deposits paid	5.0	6.1	7.2
- Prepaid expenses	56.5	45.2	46.5
- Deferred expenses	3.4	16.3	16.4
Total other receivables	**132.3**	**143.8**	**127.6**
Total allowances on other receivables	**(4.2)**	**(2.1)**	**(0.9)**
NET OTHER RECEIVABLES	128.1	141.7	126.7

Between 2004 and 2003, the variation on other receivables mainly consists of the decrease of miscellaneous tax receivables in JCDecaux SA.

2.8 Marketable securities

In million euros	12/31/2004	12/31/2003	12/31/2002
France	0.5	85.3	73.0
Spain	1.6		8.7
Finland	0.5	0.5	0.5
Portugal	0.1	0.1	0.2
TOTAL	2.7	85.9	82.4

The difference between the book value and the market value of marketable securities is not material.
Marketable security decrease is due to the set up by JCDecaux SA of a revolving credit line which enabled to repay in advance the remaining amount of the non revolving Tranche A of its syndicated facility.

2.9 Net deferred tax

2.9.1 Deferred tax recorded

In million euros	12/31/2004	12/31/2003	12/31/2002
Deferred tax assets (net of provision for depreciation)	13.3	15.0	29.7
Deferred tax liabilities	(27.3)	(16.5)	(20.7)
TOTAL	(14.0)	(1.5)	9.0

As of December 31, 2004, the decrease of €12.5 million in the net deferred tax mainly comes from France for €9.6 million, Sweden for €1.1 million, Australia for €1.1 million, the United Kingdom for €0.9 million, Denmark and Iceland for €0.8 million whereas the increase comes from Spain for €1.3 million.

2.9.2 Unrecognised deferred tax assets on tax losses carried forward

Deferred tax on losses carry-forward which has been fully depreciated amounts to €25.4 million as of December 31, 2004. It includes €9.7 million from North America, €9.6 million from Europe, €3.5 million from South America and €2.6 million from Asia.

2.10 Changes in Stockholders' equity

In million euros	Capital	Premium	Consolidated reserves	Total
EQUITY AS OF DECEMBER 31, 2001	**3.4**	**923.2**	**395.3**	**1,321.9**
Net income for the period			26.0	26.0
Dividends paid [1]				
Purchase of treasury shares [2]			(2.1)	(2.1)
Change in translation adjustments			(32.4)	(32.4)
EQUITY AS OF DECEMBER 31, 2002	**3.4**	**923.2**	**386.8**	**1,313.4**
Net income for the period			40.9	40.9
Dividends paid [1]				
Changes in accounting methods [3]			(4.5)	(4.5)
Change in translation adjustments			(16.0)	(16.0)
EQUITY AS OF DECEMBER 31, 2003	**3.4**	**923.2**	**407,2**	**1,333.8**
Net income for the period			78.1	78.1
Dividends paid [1]				
Changes in Shareholder's equity [4]		6.1		6.1
Change in translation adjustments			(1.6)	(1.6)
EQUITY AS OF DECEMBER 31, 2004	**3.4**	**929.3**	**483.7**	**1,416.4**

(1) No dividends have been paid out.
(2) In 2002, JCDecaux SA bought 200,000 of its own shares (treasury shares) in August and October 2002 for a total price of €2.1 million.
(3) Post employment and long term benefits.
(4) In 2004, the increase in the JCDecaux SA's share capital and share premium is related to the exercise of stock options.

As of December 31, 2004, the share capital is composed of 221,993,669 shares.

2.11 Change in minority interests

In million euros	**2004**	2003	2002
EQUITY (MINORITY INTERESTS) AS OF JANUARY 1	**31.4**	**64.2**	**68.8**
Net income for the period	10.7	14.2	17.5
Dividends paid	(12.5)	(7.9)	(12.2)
Change in translation adjustments	0.1	(0.7)	0.2
Changes in consolidation scope	(0.1)	(38.3)	(10.1)
Changes in accounting methods	-	(0.1)	-
EQUITY (MINORITY INTERESTS) AS OF DECEMBER 31	**29.6**	**31.4**	**64.2**

2.12 Loss and contingency provisions

Loss and contingency provisions break down as follows:

In million euros	**12/31/2004**	12/31/2003	12/31/2002
Loss and contingency provisions	99.4	86.4	72.0
Provisions for retirement and other benefits	24.9	28.2	10.6
TOTAL	124.3	114.6	82.6

Changes in loss and contingency provisions

In million euros	12/31/2003	Allowances	Reversals	Reclassifications	Exchange gains/losses	12/31/2004
Provisions for risks	23.5	6.8	(4.2)	(0.2)	(0.1)	25.8
Provisions for dismantling [1]	61.5	6.7	-	0.0	(0.3)	67.9
Provisions for retirement and other benefits	28.2	2.5	0.0	(6.0)	0.2	24.9
Provisions for restructuring	0.2	0.1	(0.3)	0.0	-	0.0
Provisions for charges	1.2	0.5	(1.4)	5.5	(0.1)	5.7
TOTAL PROVISIONS	**114.6**	**16.6**	**(5.9)**	**(0.7)**	**(0.3)**	**124.3**

(1) Loss and contingency provisions consist mainly of provisions for dismantling costs in respect of street furniture. They are calculated at the end of each accounting period and are based on the size of the pool of street furniture currently in use and their unitary dismantling cost (labor, cost of destruction and restoration of ground surfaces).

There is no material reversal in 2004 not related to actual charges.

The provisions for dismantling costs are spread over the duration of each agreement. They are not discounted. Upon termination of a contract, 100% of the dismantling costs is set aside as a provision. Dismantling provisions being reestimated at year-end, a net depreciation is recorded in the financial year.

Provisions related to litigation represent an amount of €8.9 million as of December 31, 2004. All litigation in the Group has been reviewed by the Group's Legal Department. Risks related to litigation have been evaluated on a case by case basis depending on accusers' claims, on lawyers' opinions and on first instance verdicts from the court.

Other provisions consist in particular of provisions on social contingencies for an amount of €3.1 million.

Provision for retirement benefits and other benefits

The Group's defined employee benefit obligations mainly consist in retirement benefits (legal termination benefits, pensions and other retirement benefits for MDs of some Group's companies) and other long term benefits paid during the working life such as long service awards.

The Group's retirements benefits are mainly related to France, the United Kingdom, the Netherlands and Austria.

In France, the termination benefits paid at the retirement date are calculated in accordance with the "*Convention Nationale de la Publicité*" (Collective Bargaining Agreement for Advertising). A part of the obligation is covered by contributions made to an external funds by the French companies of the JCDecaux Group.

In the United Kingdom, retirement obligations mainly consist in a pension plan previously open to some employees of the company JCDecaux United Ltd. In December 2002, the related vested benefits have been frozen.

In Austria, employee benefits are mainly termination benefits.
In the Netherlands, retirement obligations mainly relate to a pension plan partially covered by the contributions paid to an external entity.

Lastly, there are two multi-employer defined benefit plans in Sweden (ITP) and in Finland (TEL). These plans have not been valuated in so far as, first, they are national plans for which the necessary information is not available at this date, secondly, the TEL plan is ranked as a social security plan.

Provisions are calculated according to the following assumptions:

As of December 31	2004	2003
Discount rate	4.5% - 7%	4.9% - 7%
Estimated annual rate of increase in future salaries	1.75% - 4%	2% - 4%
Estimated annual rate of increase in post-employment benefits	3%	2% - 3%
Expected return of related plan assets	5% - 8%	5% - 8%
Expected average remaining working lives of employees	14 - 20 years	14 - 15 years

Retirement benefits and other long term benefits (before tax) are analysed as follows:

In million euros	Retirement benefits unfunded	Retirement benefits funded	Other benefits	Total
Change in benefit obligation				
Opening balance	9.2	46.1	2.6	57.9
Service cost	0.6	1.4	0.2	2.2
Interest cost	0.5	2.5	0.1	3.1
Amendments in plans				
Actuarial gains/losses	0.7	3.7	0.0	4.4
Benefits paid	(0.7)	(1.1)	(0.2)	(2.0)
Other (exchange gains/losses)		(0.2)		(0.2)
BENEFIT OBLIGATION AT THE END OF THE PERIOD	**10.3**	**52.4**	**2.7**	**65.4**
including France	*6.7*	*13.2*	*1.3*	*21.2*
including other countries	*3.6*	*39.2*	*1.4*	*44.2*
Change in plan assets				
Opening balance		27.4		27.4
Actual return on plan assets		1.7		1.7
Employer contributions		2.0		2.0
Benefits paid		(1.0)		(1.0)
Other (exchange gains/losses)		0.5		0.5
FAIR VALUE OF ASSETS AT THE END OF THE PERIOD		**30.6**		**30.6**
including France		*4.1*		*4.1*
including other countries		*26.5*		*26.5*
Provision				
Funded status	10.3	21.8	2.7	34.8
Unrecognised actuarial gains/losses	(0.7)	(1.7)		(2.4)
Unrecognised past service cost	(1.4)	(3.0)		(4.4)
PROVISION AT THE END OF THE PERIOD (1)	**8.2**	**17.1**	**2.7**	**28.0**
including France	*4.7*	*5.9*	*1.3*	*11.9*
including other countries	*3.5*	*11.2*	*1.4*	*16.1*
Net periodic pension cost				
Service cost	0.6	1.4	0.3	2.3
Interest cost	0.5	2.5	0.1	3.1
Expected return on plan assets		(1.7)		(1.7)
Net actuarial gains/losses recognised in the year			(0.1)	(0.1)
Net past service cost recognised in the year	0.2	0.2		0.4
CHARGE OF THE YEAR	**1.3**	**2.4**	**0.3**	**4.0**
including France	*0.7*	*1.4*	*0.1*	*2.2*
including other countries	*0.6*	*1.0*	*0.2*	*1.8*

(1) The amount of €28.0 million includes €24.9 million of provisions accrued as a liability in the balance sheet, €(1.0) million of reimbursement rights relating to the Austrian retirement benefit plan and €4.1 million included in "other liabilities" and corresponding to a part of the employee benefit obligation in the United Kingdom.

Unrecognised actuarial losses as of December 31, 2004 amount to €2.4 million and are essentially related to the UK funds and French companies.

Unrecognised past service cost as of December 31, 2004 amounts to €4.4 million and corresponds to the surplus resulting from the application of the new French law "loi Fillon" that is recognised over the average period until the benefits become vested.

In fiscal year 2004, the net movements of employee benefit obligations are as follows:

In million euros	**2004**
AS OF JANUARY 1, 2004	**27.2**
Charge of the year	4.0
Exchange gains/losses	(0.2)
Contributions paid	(2.0)
Benefits paid	(1.0)
AS OF DECEMBER 31, 2004	**28.0**

The breakdown of the related plan assets is as follows:

In million euros	**2004**	%
Shares	19.1	63
Bonds	9.9	32
Real estate	0.7	2
Others	0.9	3
TOTAL	**30.6**	**100**

2.13 Long-term debt

In million euros	**12/31/2004**	12/31/2003	12/31/2002
Bonds	367.8	375.0	
Bank borrowings	117.5	394.6	737.7
Miscellaneous facilities and other long-term debt	10.3	11.2	8.3
TOTAL	**495.6**	**780.8**	**746.0**

Since the issue by JCDecaux SA in 2003 of a US private placement, the Group's main sources of funding consist of bonds and bank facilities. The outstanding amount as of December 31, 2004 is as follows:

- US private placement issued in 2003 for a total amount of €367.8 million;
- a committed revolving credit line, set up by JCDecaux SA in 2003, with an outstanding amount of €65 million as of December 31, 2004;
- bank loans held by JCDecaux SA's direct and indirect subsidiaries, for a total amount of €52.5 million.

Other borrowings and miscellaneous facilities consist of (i) shareholder loans held by subsidiaries not fully owned by the Group and granted by the other shareholders of such entities, for a total amount of €7.6 million; (ii) accrued interest related to the bonds and bank borrowings and accrued interest related to shareholder loans, for a total amount of €2.7 million.

In addition to the Bonds and Bank Borrowings outstanding as of December 31, 2004, the Group had a total of €600 million available committed credit lines (available amount of the committed revolving credit line set-up by JCDecaux SA in 2003).

Terms and conditions of the Group's main sources of financing

The Group's main financing held by JCDecaux SA consists of:

- the US private placement (USPP), consisting of 5 tranches:

USPP	Tranche A	Tranches B and C	Tranches D and E
Principal amount	US$100 million	US$100 million and €100 million	US$50 million and €50 million
Amortising profile	Bullet	Bullet	Bullet
Maturity date	April 2010	April 2013	April 2015

- a committed revolving credit facility, set up in December 2003, with an original principal amount of €550.0 million, increased to €665.0 million in February 2004, and consisting of a single tranche:

2003 Line	
Final principal amount	€665 million
Type and amortising profile	Committed, revolving Bullet
Maturity date	December 2008

The margin applicable to this credit line varies between 0.375% and 0.80%, depending on the Group's rating. Based on its current rating, the margin is 0.475%.

Those sources of funding held by JCDecaux SA are committed, but they contain various restrictive covenants:

- those covenants limit the Group's ability, among other things, to:
  - create liens on assets;
  - sell assets;
  - set up third-party debt at JCDecaux's subsidiaries level;
  - extend the Group's business to activities non related to outdoor business (committed revolving credit line set up in 2003 only).
- they require the Group to maintain specific financial ratios:
  - interest coverage ratio: consolidated EBITDA/consolidated net financial interest expense strictly greater than 3.5 to 1. As of December 31, 2004, the ratio was 18.2 to 1;
  - consolidated net debt coverage ratio: consolidated net indebtedness/consolidated EBITDA strictly less than 3.5 to 1. As of December 31, 2004, the ratio was 1.0 to 1.
- they limit changes in the control of JCDecaux SA.

The non compliance with such covenants could accelerate the maturity of such sources of funding.

As of December 31, 2004, the Group was in compliance with all criteria.

Maturity of medium and long-term debt (excluding unused confirmed credit lines)

In million euros	12/31/2004	12/31/2003	12/31/2002
Less than one year	21.6	345.5	210.4
More than one year and less than 5 years	93.2	35.4	509.0
More than 5 years	380.8	399.9	26.6
TOTAL	**495.6**	**780.8**	**746.0**

Breakdown of medium and long-term debt by currency

Breakdown by currency, before basis and currency swaps

In million euros	12/31/2004	12/31/2003	12/31/2002
Euro	241.9	513.2	689.1
US Dollar	217.8	225.0	
Danish Krone	12.3	15.4	18.6
Norwegian Krone	5.5	5.5	6.2
Thai Baht	5.5	3.4	3.4
Chilean Peso	4.8	4.6	2.8
South Korean Won	3.6	1.4	1.4
Japanese Yen	1.5	4.9	4.3
Australian Dollar	1.1	4.8	19.1
Others	1.6	2.6	1.1
TOTAL	**495.6**	**780.8**	**746.0**

Breakdown by currency, after basis and currency swaps

	12/31/2004	
	In M€	In %
Euro	373.4	75
US Dollar	66.5	13
Danish Krone	16.9	3
Norwegian Krone	11.5	2
Czech Koruna	9.3	2
Thai Baht	5.5	1
Chilean Peso	4.8	1
South Korean Won	3.6	1
Others	4.1	1
TOTAL	**495.6**	**100**

Breakdown of medium and long-term debt by fixed/floating rate (excluding unused committed credit lines)

Breakdown before interest rate derivatives

In million euros	12/31/2004	12/31/2003	12/31/2002
Fixed rate	242.7	256.5	35.7
Floating rate [1]	252.9	524.3	710.3
TOTAL	**495.6**	**780.8**	**746.0**

(1) A portion of the floating medium and long-term debt is hedged, using financial instruments as described in note 4.1.

Breakdown after interest rate derivatives

	12/31/2004	
	In million €	In %
Fixed rate	33.5	7
Floating rate hedged with options	95.0	19
Floating rate	367.1	74
TOTAL	**495.6**	**100**

3. NOTES TO THE INCOME STATEMENT

3.1 Net operating expenses

In million euros	2004	2003	2002
Purchases of materials, external charges and other net operating expenses	(821.2)	(787.6)	(820.3)
Taxes and duties	(18.1)	(17.4)	(18.4)
Payroll	(326.9)	(321.9)	(333.7)
Depreciation provisions net of releases	(22.0)	(16.4)	(15.7)
Depreciation allowances net of releases	(171,6)	(170.4)	(178.4)
TOTAL	**(1,359.8)**	**(1,313.7)**	**(1,366.5)**

Research and development costs amounted to €7.7 million in 2004 against €8.3 million in 2003 and €9.8 million in 2002 and are included in "Purchases of materials, external charges and other net operating expenses".

3.2 Net financial income/loss

In million euros	2004	2003	2002
Interest on debt net of cash	(24.7)	(28.3)	(36.1)
Net foreign exchange gains and losses	0.1	(2.0)	(0.2)
Others	(0.7)	(1.7)	(0.4)
TOTAL	**(25.3)**	**(32.0)**	**(36.7)**

The financial result for 2004 amounted to €(25.3) million, i.e. an improvement of €6.7 million, compared to 2003. The improvement is mainly due to a decrease in net interest expense related to the Group's net indebtedness, this decrease being itself due to (i) a lower average net debt in 2004 as compared to 2003 and (ii) lower EURIBOR rates compensating largely higher US LIBOR rates.

3.3 Non-recurring income/(loss)

In million euros	2004	2003	2002
Net income from operations	(0.3)	(0.4)	(12.6)
Net income from capital transactions	1.0	2.6	(5.2)
Net releases and other net income	0.2	(2.5)	15.1
TOTAL	**0.9**	**(0.3)**	**(2.7)**

Net income from capital transactions amounted to €1.0 million, including mainly a net profit of €2.1 million in the United Kingdom arising from the sale of land carrying billboards, €0.4 million losses on loans recorded in France, a net loss of €0.5 million on sales of billboards and street furniture, and a net loss of €0.2 million on sale of intangible assets.

3.4 Income Tax

Breakdown between deferred and current taxes

In million euros	2004	2003	2002
Current taxes	(74.3)	(63.6)	(64.2)
Deferred taxes	(14.0)	(12.2)	(6.0)
TOTAL	**(88.3)**	**(75.8)**	**(70.2)**

The effective tax rate before amortisation of goodwill and before net income from equity affiliates, was 38.3% in 2003 and is 35.7% in 2004.

The €14.0 million of deferred taxes in 2004 include €13.3 million of net deferred tax expense and a €0.7 million allowance for depreciation of deferred tax assets.

Breakdown of income taxes

In million euros	Income before tax	Taxes	Income after tax
Income from recurring operations	246.3	(87.8)	158.5
Non-recurring income	0.9	(0.5)	0.4
Income from consolidated companies before income from equity affiliates and amortisation of goodwill	**247.2**	**(88.3)**	**158.9**

Tax on non recurring income includes non deductible expense for €0.7 million, i.e. a total tax impact of €0.2 million.

Details of tax calculation

In million euros	2004	2003	2002
CONSOLIDATED NET INCOME	**88.8**	**55.1**	**43.5**
Income tax charge	(88.3)	(75.8)	(70.2)
CONSOLIDATED INCOME BEFORE TAXES	**177.1**	**130.9**	**113.7**
Amortisation of goodwill	75.7	71.8	63.7
Share of net income from equity affiliates	(5.6)	(4.9)	(5.6)
Parent/subsidiary regime tax treatment	3.6	6.1	2.3
Miscellaneous	7.4	6.1	1.2
Net income before tax subject to the standard tax rate	258.2	210.0	175.3
Weighted Group tax rate	32.86%	34.23%	34.65%
Theoretical tax charge	(84.8)	(71.9)	(60.7)
Deferred tax on unrecognised tax losses	(4.3)	(9.0)	(16.3)
Additional local taxes	(2.3)	(0.3)	0.8
Use of unrecognised prior tax losses carried forward	0.7	2.4	1.1
Correction of deferred tax/previous years	2.5	2.0	3.9
Miscellaneous	(0.1)	1.0	1.0
Total tax charge calculated	(88.3)	(75.8)	(70.2)
TAX CHARGE RECORDED	**(88.3)**	**(75.8)**	**(70.2)**

3.5 Net income from equity affiliates

In million euros	2004	2003	2002
Affichage Holding	3.9	3.7	4.7
Stadtreklame Nürnberg GmbH	0.7	0.6	0.6
Univier Communications BV		0.5	0.3
Wall AG	1.6	0.3	
Wall Holdings/Wall USA Inc.	(0.6)	(0.2)	
TOTAL	**5.6**	**4.9**	**5.6**

3.6 Headcount and compensation of executive officers

In 2004, the Group's headcount consisted of 6,933 people. In 2003, the headcount was 6,915 and to 7,079 in 2002.

As of December 31, 2004, the Group's share of headcount of companies consolidated following the proportional method is 251 people (included in the above mentioned 6,933 people).

The breakdown of headcount for the financial years 2004, 2003 and 2002 is as follows:

	2004	2003	2002
Chief executives	111	104	109
Executives	817	766	770
Skilled employees	1,280	1,143	1,152
Employees	2,957	3,084	3,153
Workers	1,768	1,818	1,895
TOTAL	**6,933**	**6,915**	**7,079**

The amount of compensation paid to members of the Group's managing boards, the Executive and Supervisory Boards amount respectively to €7.2 million and €0.1 million in 2004, compared to €5.9 million and €0.1 million as for fiscal year 2003.

4. OFF-BALANCE SHEET COMMITMENTS

4.1 Financial instruments

The Group uses derivative instruments only for interest rate and foreign exchange rate hedging purposes.

4.1.1 Financial instruments related to bond issues

In connection with the issuance of its US private placement in 2003, JCDecaux SA raised funds, a significant portion of these funds, ($250 million) being denominated in US dollars and bearing a fixed coupon. As the Group did not generate such US dollar funding needs and in compliance with its policy to have its medium and long term debt indexed on short term rates, JCDecaux SA entered into swap transactions combined with the issuance of its private placement:

- interest rate swap: JCDecaux SA receives a fixed rate and pays a floating rate (LIBOR), on a nominal amount of $100 million, and with a maturity date in April 2010;
- currency interest rate swap: JCDecaux SA receives a fixed rate denominated in US dollar and pays a floating rate EURIBOR, on a nominal amount of (i) $150 million before swaps and (ii) €142 million after swaps, and with maturity dates between 2013 and 2015.

The market value of JCDecaux' portfolio of financial instruments related to bond issues (theoretical cost of cancellation) was €(31.9) million as of December 31, 2004.

4.1.2 Interest rate risk (excluding financial instruments related to bond issues)

A significant portion of the Group's medium and long term debt is denominated in euros and indexed on floating rates. In order to limit the impact on its cost of funding of an increase in EURIBOR rates, the Group hedged part of its debt with caps, caps spreads and tunnels.

As of December 31, 2004, the positions held by the Group are the following:

Hedging against an increase in short term euro interest rates, of JCDecaux SA's debt indexed on floating rate (€433 million outstanding as of December 31, 2004)

- Caps purchased for €95 million, including €60 million of ratchet caps; such caps maturing between August 2005 and April 2006; none was in the money on December 31, 2004.
- Caps sold for €35 million maturing in April 2006; none was in the money on December 31, 2004.
- Floors sold for €95 million maturing between August 2005 and April 2006; €60 million were in the money, based on a EURIBOR 3 month index of 2.155% (as of December 31, 2004).

The impact in 2005 of such transactions on JCDecaux SA's cost of funding's exposure to a change in EURIBOR rates will be:

Variation in % in EURIBOR rates vs rate as of December 31, 2004	(1)%	+1%	+2%	+3%
Impact in % on JCDecaux SA's cost of funding	(0.85)%	+0.87%	+1.74%	+2.65%

Hedging of subsidiary debt

To hedge a bank loan, denominated in Danish Krones and indexed on floating rates, the Group has also implemented fixed rate swaps, with an amortising profile and final maturity at January 2009. The outstanding amount as of December 31, 2004 is 48 million Danish Krones.

The market value of the Group's portfolio of interest rate instruments (theoretical cost of cancellation) was €(1.3) million as of December 31, 2004.

4.1.3 Foreign exchange rate risk (excluding financial instruments related to bond issues)

The foreign exchange risk exposure of the Group is related to its business in foreign countries. It is mainly related to financial activities (refinancing and cash deposits with foreign subsidiaries).

As of December 31, 2004, the hedging transactions implemented by the Group are the following (net positions):

In million euros		12/31/2004
On financial operations		
Forward purchases against euro [1]	American dollar	9.0
	Singapore dollar	3.5
	Hong Kong dollar	2.2
Forward sales against euro [2]	Czech Koruna	9.3
	Norwegian krone	5.9
	Danish krone	4.6

(1) Forward purchases of US dollars hedge the unused portion of JCDecaux SA's debt denominated in such currency (Tranche A of the US private placement issued in 2003), Forward purchases of the other currencies hedge (i) loans granted to JCDecaux SA by its subsidiaries, pursuant to the Group's policy of cash centralisation; (ii) remaining cash in bank denominated in currencies at JCDecaux SA's level, swapped into euros.

(2) Forward sales hedge loans granted by JCDecaux SA or other French entities to their subsidiaries.

The market value of those foreign exchange instruments (theoretical cost of cancellation) was €(3.1) million as of December 31, 2004.

4.2 Off-balance sheet commitments, other than financial instruments

In million euros	12/31/2004	12/31/2003
Commitments given [1]		
Business guarantees	59.5	64.0
Other guarantees	7.5	11.2
Pledges and mortgages	1.9	1.0
Commitments on shares	148.5	154.6
TOTAL	**217.4**	**230.8**
Commitments received		
Guarantees	2.7	1.5
Commitments on shares	120.9	128.2
Credit facilities	600.0	1,051.6
TOTAL	**723.6**	**1,181.3**

(1) Excluding commitments related to leases, rents and minimum franchise payments, given in the ordinary course of business.

Business guarantees consist in performance bonds granted mainly by JCDecaux SA. As such, JCDecaux SA guarantees the execution of contracts entered into by subsidiaries with Cities and Airports, either directly to third parties or as counterpart guarantees granted by banks or insurance companies.

The line "other guarantees" includes guarantees granted mainly by JCDecaux SA: (i) for payments related to building lease agreements, car rentals of its subsidiaries; (ii) as counterpart for bank guarantees given by such banks to subsidiaries; (iii) for payments related to financial debt of non consolidated subsidiaries or subsidiaries consolidated following the equity method (iv) for payments related to financial debts of companies consolidated following the proportional method when the guarantee amount exceeds the Groups' percentage of ownership.

Guarantees received are mainly representations and guarantees on liabilities.

Commitments given and received on shares are namely granted and received in the context of external growth operations.

As of December 31, 2004, commitments given on shares consist, to the benefit of our different partners, of the following put options:

- put, with an exercise period from January 1, 2009 to December 31, 2009, for an amount of €74.0 million;
- put, with an exercise period from March 1, 2005 to March 15, 2005, for an amount of €8.9 million for 25% of the shares;
- put, with an exercise period from June 17, 2004 to June 16, 2006. The exercise price will be determined in accordance with a contractual calculation formula and will be at least of an amount of €2.0 million. As of December 31, 2004, the put option was not exercised;
- call, with the two following exercise periods: from January 1, 2006 to December 31, 2006 or from January 1, 2008 to December 31, 2008. This option concerns 35% of the shares and its exercise price will be determined in accordance with a contractual calculation formula and will be at least of an amount of €57.5 million;
- other commitments: €2.8 million.

Furthermore, the Group is committed to purchase, in 2006, 1.77% of the shares of a company for an amount estimated to €2.0 million and to sell, in 2009, 12.5% of the shares of another company, for an amount of €1.3 million.

The commitments received on shares consist, to the Group's benefit, of:

- call, with an exercise period from March 16, 2005 to March 30, 2005, for an amount of €8.9 million for 25% of the shares;
- put, with an exercise period from January 1, 2008 to December 31, 2008. It concerns 35% of the shares and the exercise price will be determined in accordance with a contractual calculation formula and will be at least of an amount of €38.0 million for the part representing 23.88% of the shares.

Furthermore, they include a commitment for €74.0 million given by a strategic partner consisting in keeping its current shareholding in one of the Group's subsidiary until, at least, January 1, 2009.

Lastly, according to the partnership agreements signed, the Group benefits from preemptive rights which are not considered as commitments given nor received by the Group.

Credit facilities consist in the committed revolving credit line, set-up in December 2003 for an amount of €550 million, which amount was increased to €665 million in February 2004. The amount available as of December 31, 2004 is €600 million.

4.3 Commitments related to lease, rents and minimum franchise payments given in the ordinary course of business

JCDecaux has concluded in the extent of its ordinary business the following commitments:

- contracts entered into with cities, airports or transport companies, which entitle the Group to operate its advertising business and collect the related revenue, where the Group may grant the cities, airports or transport companies with the payment of fees, a part of those fees being fixed or guaranteed (minimum guarantees) as a counterpart for securing a portion of revenues;
- rents for billboard locations on private ground;
- lease agreements for buildings, vehicles and other equipment (computers, etc.)

Such commitments given in the ordinary course of business break down as follows (amounts are not discounted):

In million euros	≤ 1 year	> 1 and ≤ 5 years	> 5 years [1]	Total
Minimum franchise payments associated with Street Furniture or Transport contracts	219.7	561.4	601.6	1,382.7
Rents related to Billboard locations	84.1	122.9	34.6	241.6
Operating leases	19.6	50.9	21.6	92.1
Finance leases	3.0	7.4	3.6	14.0
TOTAL COMMITMENTS	**326.4**	**742.6**	**661.4**	**1,730.4**

(1) until 2030.

5. SEGMENT REPORTING

5.1 By line of business

Definition of business segments

• **Street Furniture**
The street furniture line of business covers, in general, the advertising agreements relating to public property entered into with cities and local authorities. It also includes advertising in shopping malls, as well as the renting of street furniture, the sale and rental of equipment, and other various services such as public works and maintenance.

• **Billboard**
The billboard line of business covers advertising on private property, including both standard billboards and back-light billboards. It also includes neon-type billboards.

• **Transport**
The transport line of business covers advertising in public transport systems, including airports, metros, buses, tramways and trains.

In million euros	Net revenues	EBITDA [1]	Operating income	Net tangible assets
STREET FURNITURE				
2004	885.0	384.8	230.0	492.6
2003	837.0	348.5	203.3	505.8
2002	840.3	340.3	189.2	539.9
BILLBOARD				
2004	433.6	59.9	28.0	151.4
2003	427.6	54.4	20.4	140.8
2002	442.6	55.4	22.9	150.1
TRANSPORT				
2004	312.8	20.5	13.6	24.9
2003	279.2	14.0	6.4	28.7
2002	294.8	9.6	(1.0)	32.3
TOTAL				
2004	1,631.4	465.2	271.6	668.9
2003	1,543.8	416.9	230.1	675.3
2002	1,577.7	405.3	211.1	722.3

(1) EBITDA: Earnings Before Interests, Taxes, Depreciation and Amortisation.

5.2 By geographic area

In million euros	Net revenues	EBITDA [1]	Operating income	Net tangible assets
FRANCE				
2004	559.9	190.4	109.4	195.6
2003	555.8	188.4	115.2	196.6
2002	570.9	185.2	106.2	219.7
UNITED KINGDOM				
2004	245.0	44.5	24.9	92.8
2003	220.3	39.2	19.7	95.9
2002	231.6	38.0	16,2	107.6
EUROPE (EXCL. FRANCE & UK)				
2004	616.3	203.9	132.3	283.4
2003	574.9	183.5	108.2	285.3
2002	568.9	192.9	120.6	296.3
AMERICAS				
2004	107.2	14.4	(0.7)	69.3
2003	106.2	2.4	(10.8)	70.1
2002	104.2	(8.0)	(23.2)	70.9
ASIA-PACIFIC				
2004	103.0	12.0	5,7	27.8
2003	86.6	3.4	(2.2)	27.4
2002	102.1	(2.8)	(8.7)	27.8
TOTAL				
2004	1,631.4	465.2	271.6	668.9
2003	1,543.8	416.9	230.1	675.3
2002	1,577.7	405.3	211.1	722.3

(1) EBITDA: Earnings Before Interests, Taxes, Depreciation and Amortisation.

6. SCOPE OF CONSOLIDATION

6.1 Identity of the parent company

As of December 31, 2004, 69.85% of the share capital of JCDecaux SA was owned by JCDecaux Holding.

6.2 List of consolidated companies

Companies	Country	% interest	Consolidation method	% control
STREET FURNITURE				
JCDECAUX SA	France	100.00	F	100.00
JCDECAUX MOBILIER URBAIN	France	100.00	F	100.00
SOPACT	France	50.00	F	50.00
SEMUP	France	100.00	F	100.00
DPE	France	100.00	F	100.00
SOMUPI	France	66.00	F	66.00
ACM GmbH	Germany	100.00	F	100.00
JCDECAUX STADTMOBLIERUNG GmbH	Germany	100.00	F	100.00
JCDECAUX DEUTSCHLAND GmbH	Germany	100.00	F	100.00
GEORG ZACHARIAS GmbH	Germany	50.00	F	50.00
RGS	Germany	25.00	F	50.00
DSM DECAUX GmbH	Germany	50.00	F	50.00
JCDECAUX GmbH (formerly KLETT DECAUX GmbH)	Germany	100.00	F	100.00
STADTREKLAME NÜRNBERG GmbH	Germany	35.00	EM	35.00
ILG AUSSENWERBUNG ZACHARIAS GmbH	Germany	10.00	EM	20.00
ILG AUSSENWERBUNG GmbH	Germany	50.00	F	50.00
WALL AG	Germany	35.00	EM	35.00
WFA WARTEHALLEN FINANZ AG [(1)]	Germany	100.00	F	100.00
JCDECAUX UK Ltd. [(2)]	United Kingdom	100.00	F	100.00
JCDECAUX ARGENTINA SA	Argentina	99.93	F	99.93
JCDECAUX STREET FURNITURE Pty Ltd.	Australia	100.00	F	100.00
JCDECAUX AUSTRALIA Pty Ltd.	Australia	100.00	F	100.00
AQMI GmbH [(3)]	Austria	29.31	PI	50.00
JCDECAUX BELGIUM PUBLICITE SA	Belgium	100.00	F	100.00
ACM SA	Belgium	100.00	F	100.00
JCDECAUX DO BRASIL Ltda	Brazil	100.00	F	100.00
JCDECAUX SALVADOR SA	Brazil	100.00	F	100.00
VIACOM OUTDOOR JCDECAUX STREET FURNITURE CANADA Ltd.	Canada	50.00	PI	50.00
IPDECAUX Inc.	Korea	50.00	PI	50.00
AFA JCDECAUX A/S	Denmark	50.00	F	50.00
EL MOBILIARIO URBANO SA	Spain	100.00	F	100.00
JCDECAUX ATLANTIS SA	Spain	85.00	F	85.00
JCDECAUX and SIGN SA	Spain	100.00	F	100.00
PLANIGRAMA EXCLUSIVAS PUBLICITARIAS SA	Spain	100.00	F	100.00
JCDECAUX UNICOM EESTI OU [(9)]	Estonia	75.00	PI	75.00
JCDECAUX NEW YORK Inc.	United States	100.00	F	100.00
JCDECAUX SAN FRANCISCO LLC	United States	100.00	F	100.00
JCDECAUX MALLSCAPE LLC	United States	100.00	F	100.00
JCDECAUX CHICAGO LLC	United States	100.00	F	100.00
JCDECAUX NEW YORK LLC	United States	100.00	F	100.00
VIACOM DECAUX STREET FURNITURE LLC	United States	50.00	PI	50.00
JCDECAUX NORTH AMERICA Inc.	United States	100.00	F	100.00
WALL HOLDINGS Inc. [(4)]	United States	50.00	EM	50.00
WALL USA Inc. [(4)]	United States	50.00	EM	50.00
JCDECAUX FINLAND Oy	Finland	100.00	F	100.00
AFA JCD ICELAND ehf	Iceland	50.00	F	100.00
MCDECAUX Inc. [(5)]	Japan	60.00	PI	60.00
JCDECAUX UNICOM BALTIC SIA [(9)]	Latvia	75.00	PI	75.00
JCDECAUX UNICOM UAB [(9)]	Lithuania	75.00	PI	75.00

Companies	Country	% interest	Consolidation method	% control
JCDECAUX LUXEMBOURG SA	Luxembourg	100.00	F	100.00
JCDECAUX GROUP SERVICES	Luxembourg	100.00	F	100.00
JCDECAUX NEDERLAND BV	The Netherlands	50.00	F	50.00
V.K.M. BV	The Netherlands	50.00	F	50.00
UNIVIER COMMUNICATIONS BV [9]	The Netherlands	75.00	PI	75.00
JCDECAUX PORTUGAL Lda	Portugal	100.00	F	100.00
PURBE Lda	Portugal	100.00	F	100.00
JCDECAUX MESTSKY MOBILIAR Spol Sro	Czech Rep.	100.00	F	100.00
ALMA QUATTRO [3]	Serbia	29.31	PI	50.00
JCDECAUX SINGAPORE Pte Ltd.	Singapore	100.00	F	100.00
JCDECAUX PEARL & DEAN Pte Ltd.	Singapore	100.00	F	100.00
JCDECAUX SLOVAKIA Sro	Slovakia	100.00	F	100.00
JCDECAUX SVERIGE AB [2]	Sweden	98.23	F	98.23
JCDECAUX THAÏLAND Co., Ltd.	Thaïland	95.15	F	95.15
JCDECAUX URUGUAY [6]	Uruguay	100.00	F	100.00
BILLBOARD				
AVENIR	France	100.00	F	100.00
JCDECAUX PUBLICITE LUMINEUSE	France	100.00	F	100.00
MILLS AND ALLEN HOLDINGS Ltd.	United Kingdom	100.00	F	100.00
MILLS AND ALLEN GROUP Ltd.	United Kingdom	100.00	F	100.00
JCDECAUX MEDIA SERVICES Ltd.	United Kingdom	100.00	F	100.00
MARGINHELP Ltd.	United Kingdom	100.00	F	100.00
JCDECAUX Ltd.	United Kingdom	100.00	F	100.00
JCDECAUX UNITED Ltd.	United Kingdom	100.00	F	100.00
PEARL & DEAN GROUP Pty Ltd.	Australia	100.00	F	100.00
GEWISTA WERBEGES. mbH [2]	Austria	67.00	F	67.00
EUROPLAKAT INTERNATIONAL WERBE GmbH	Austria	33.50	PI	50.00
PROGRESS AUSSENWERBUNG GmbH	Austria	67.00	F	100.00
PROGRESS WERBELAND Werbe. GmbH	Austria	34.17	F	51.00
ISPA WERBEGES.mbH	Austria	67.00	F	100.00
USP WERBEGES.mbH	Austria	50.25	F	75.00
JCDECAUX INVEST HOLDING GmbH	Austria	100.00	F	100.00
JCDECAUX SUB INVEST HOLDING GmbH	Austria	100.00	F	100.00
JCDECAUX CENTRAL EASTERN EUROPE GmbH	Austria	100.00	F	100.00
GEWISTA SERVICE GmbH	Austria	67.00	F	100.00
BELGOPOSTER	Belgium	100.00	F	100.00
AFFICHAGE NOUVEL ESSOR NV	Belgium	61.15	F	61.15
JCDECAUX PUBLICITE LUMINEUSE Lichtreklame NV	Belgium	100.00	F	100.00
EUROPLAKAT Doo (BANJA LUKA) [3]	Bosnia	23.45	PI	50.00
EUROPLAKAT Doo (SARAJEVO) [3]	Bosnia	23.45	PI	50.00
EUROPLAKAT-PROREKLAM Doo [3]	Croatia	17.09	PI	50.00
JCDECAUX ESPANA SL [2]	Spain	100.00	F	100.00
JCDECAUX PUBLICIDAD LUMINOSA SL	Spain	100.00	F	100.00
AVENIR BUDAPEST Kft [3]	Hungary	18.43	PI	50.00
JCDECAUX NEONLIGHT BUDAPEST Kft [3]	Hungary	27.47	PI	50.00
EUROPLAKAT Kft [3]	Hungary	22.78	PI	50.00
PERON REKLAM Kft [3]	Hungary	5.70	EM	25.00
DAVID ALLEN HOLDINGS Ltd. [7]	Ireland	100.00	F	100.00
DAVID ALLEN POSTER SITES Ltd.	Ireland	100.00	F	100.00
SOLAR HOLDINGS Ltd.	Ireland	100.00	F	100.00
JCDECAUX IRELAND Ltd.	Ireland	100.00	F	100.00
EUROPOSTER BV	The Netherlands	100.00	F	100.00

Companies	Country	% interest	Consolidation method	% control
JCDECAUX NEONLIGHT Sp zoo	Poland	60.00	F	60.00
RED PORTUGUESA SA	Portugal	92.77	F	92.77
PLACA Lda	Portugal	100.00	F	100.00
CENTECO Lda	Portugal	70.00	F	70.00
AUTEDOR Lda	Portugal	51.00	F	51.00
GREEN Lda	Portugal	53.63	F	55.00
RED LITORAL Lda	Portugal	69.57	F	75.00
AVENIR PRAHA	Czech Rep.	90.00	F	90.00
AUSSENW.TSCHECH.-SLOW.BETEILIGUNGS GmbH (8)	Czech Rep.	67.00	F	100.00
EUROPLAKAT Spol Sro	Czech Rep.	67.00	F	100.00
EUROPLAKAT YU Doo (3)	Serbia	33.50	PI	50.00
ISPA BRATISLAVA Spol Sro	Slovakia	67.00	F	100.00
EUROPLAKAT INTERWEB Spol Sro (10)	Slovakia	67.00	F	100.00
INREKLAM PROGRESS Doo (3)	Slovenia	16.41	PI	50.00
PROREKLAM-EUROPLAKAT Doo (3)	Slovenia	16.41	PI	50.00
PLAKATIRANJE Doo (3)	Slovenia	8.86	PI	50.00
AFFICHAGE HOLDING	Switzerland	30.00	EM	30.00
TRANSPORT				
JCDECAUX AIRPORT FRANCE	France	100.00	F	100.00
MEDIA FRANKFURT GmbH	Germany	39.00	PI	39.00
JCDECAUX AIRPORT MEDIA GmbH	Germany	100.00	F	100.00
JCDECAUX AIRPORT UK Ltd.	United Kingdom	100.00	F	100.00
INFOSCREEN AUSTRIA GmbH	Austria	67.00	F	100.00
JCDECAUX CHILE SA	Chile	100.00	F	100.00
JCDECAUX AIRPORT ESPAÑA SA	Spain	100.00	F	100.00
JCDECAUX-PUBLIMEDIA UTE	Spain	70.00	F	70.00
JCDECAUX AIRPORT Inc.	United States	100.00	F	100.00
JCDECAUX TRANSPORT INTERNATIONAL LLC	United States	100.00	F	100.00
JCDECAUX PEARL & DEAN Ltd	Hong Kong	100.00	F	100.00
IGPDECAUX Spa (2)	Italy	32.35	PI	32.35
AEROPORTI DI ROMA ADVERTISING Spa	Italy	24.10	PI	32.35
JCDECAUX PEARL and DEAN Sdn Bhd	Malaysia	100.00	F	100.00
JCDECAUX NORGE AS (2)	Norway	97.34	F	100.00
JCDECAUX AIRPORT POLSKA Sp zoo	Poland	100.00	F	100.00
JCDECAUX AIRPORT PORTUGAL SA	Portugal	85.00	F	85.00
RENCAR PRAHA AS	Czech Rep.	48.24	F	72.00
RENCAR MEDIA Sro	Czech Rep.	48.24	F	100.00
JCDECAUX ASIA SINGAPORE Pte Ltd.	Singapore	100.00	F	100.00
XPOMERA AB	Sweden	77.60	F	79.00

Note: F = Full Integration PI = Proportional Integration EM = Equity Method

(1) Swiss registered company operating in Germany.
(2) Companies operating several businesses (Street Furniture, Billboard and Transport) have their data split for the purpose of information by segment activity, but are disclosed depending on their main activity in this table.
(3) Held by Europlakat Int Werbe GmbH, company 50% owned by JCDecaux Group and 50% by Affichage Holding (consolidated under the equity method).
(4) 50% held by the JCDecaux Group and 50% by Wall AG (consolidated under the equity method).
(5) The MCDecaux company (Japan) is consolidated under the proportional method according to the joint management with the partner of the Group.
(6) This company is a representative office of JCDecaux Mobilier Urbain.
(7) UK registered company operating in Northern Ireland.
(8) Company registered in Austria and operating in the Czech Republic.
(9) Unicom companies consolidated under the proportional method considering to the joint management with the partner of the Group.
(10) Company registered in the Czech Republic and operating in Slovakia.

7. SUBSEQUENT EVENTS

At the end of January 2005, JCDecaux Pearl & Dean (Hong Kong) created a joint-venture in partnership with Shanghai Airports (SIA/SAA) and with a media company Momentum. The new company, named JCDecaux Momentum Shanghai Airport Advertising Co. Ltd, will handle the Shanghai contract won in 2004.

COMMENTS ON THE TRANSITION TO IFRS AND FIGURES

Pursuant to EC Regulation No. 1606/2002 and in accordance with IFRS 1 "First-time Adoption of IFRS", the JCDecaux Group consolidated financial statements for the years beginning as of January 1, 2005 shall be prepared according to IFRS prevailing as of December 31, 2005 and will include comparative information for year 2004 using the same standards.

In accordance with IFRS 1, JCDecaux prepared an opening balance sheet as of January 1, 2004, the starting point for applying IFRS and the date on which the impacts related to the transition have been recognised in equity.

Although the provisions relating to reconciliation of data and comparative information pursuant to IFRS 1 are mandatory only for consolidated financial statements as of January 1, 2005, the Group has decided to apply the AMF recommendation which encourages issuers to provide information on the impacts of the new basis of accounting on the year 2004 financial statements, as soon as such information is available and meets specific quality criteria.

I. DESCRIPTION OF THE PROJECT'S CONDUCT

Initiated in November 2002 and coordinated by the Financial Control Department, the project involved the Financial Departments of the head office and major subsidiaries, the Human Resources Department, the Information Systems Department, as well as the managers from operating departments.

An in-depth assessment of the IFRS impacts was performed during the spring of 2003 in order to identify the potential impacts on the Group's financial statements, accounting procedures and information systems. At the conclusion of this assessment, major guidelines were identified and a definitive position on the main finalised standards was adopted at the end of 2003. This work was presented to the Statutory Auditors and the Audit Committee and approved. The information systems have been modified to integrate these changes, and the Group Finance Manual has been updated as a result. Training sessions were given to the Group's subsidiaries.

Fiscal year 2004 saw the adoption of the definitive treatments of standards that were not finalised at the end of 2003 (IAS 32, IAS 39, IAS 36, IAS 38, IFRS 2, IFRS 3), and the Management Board, Audit Committee and Statutory Auditors were regularly informed of the project's progress.

II. SCOPE OF APPLICATION OF IFRS - OPTIONS ADOPTED UNDER IFRS 1

1. EARLY APPLICATION

The following international accounting standards and their interpretations were applied early, in the IFRS January 1, 2004 consolidated financial statements, before their effective entry into force or mandatory date of application:

- IFRIC 1 relating to dismantling provisions;
- IAS 32 and IAS 39 on financial instruments.

A decision was made to opt for early application of IAS 19 relating to employee benefits in the December 31, 2003 consolidated financial statements which were prepared under French GAAP. In accordance with French National Accounting Council (*Conseil National de la Comptabilité*) Recommendation No. 2003-R.01 of April 1, 2003, the Group implemented a change in accounting method in 2003 and decided to provide for all pension commitments and similar employee benefits starting from January 1, 2003.

2. EXEMPTIONS

In connection with IFRS 1, "First-time Adoption of IFRS", the Group adopted the following options:

- The Group decided to apply IFRS 3 "Business Combinations" starting from January 1, 2004. Transactions performed before January 1, 2004 have not been restated.
- The Group decided to apply the option proposed by IFRS 1, which consists in not complying with the provisions of IAS 21 "The Effects of Changes in Foreign Exchange Rates" for the cumulative amount of foreign exchange differences existing at the date of transition to IFRS. Accordingly, the cumulative amount of foreign exchange differences for all foreign activities is considered to be zero as of January 1, 2004. As a result, the profits and losses realised on the sale of foreign activities exclude the exchange differences existing before January 1, 2004, but include subsequent differences.
- The Group, in connection with IAS 19 on Employee Benefits, decided to adopt the option proposed by IFRS 1, whereby all cumulative actuarial gains and losses existing as of the date of transition to IFRS are recognised in equity. This option for the opening balance sheet does not call into question the use of the "corridor" method used for cumulative actuarial gains and losses generated subsequently. In relation to that, the option was not adopted to recognise the actuarial gains and losses generated starting from 2004 in equity. They continue to be recognised in the income statement.

- The Group applied IFRS 2 to stock option plans granted on or after November 7, 2002, but not yet vested as of January 1, 2004.
- The Group decided not to apply the option allowing property, plant and equipment to be remeasured at their fair value at the date of transition.

III. EXPLANATIONS ON THE TRANSITION TO IFRS

The conversion tables for the IFRS consolidated financial statements detailed in paragraphs 2, 3, 4 and 5 below are based on the standards adopted as of December 31, 2004 and the interpretations in force as of that date. The final IFRS financial statements could be modified depending on changes in the standards and their interpretations in 2005. The quantified information in the conversion tables has been audited by the Statutory Auditors.

1. MAIN RESTATEMENTS

Only those standards that have impacts on the Group financial statements are discussed below.

1.1 Tangible assets (IAS 16, IAS 36)

Under IFRS, tangible assets are carried on the balance sheet at cost.
Under IFRS, the cost of street furniture is depreciated over the average actual life of the contracts (between 4 to 20 years), which results in an extension of the depreciation period compared to prevailing accounting policies currently adopted (between 7 and 10 years). As a result, maintenance consumption of street furniture no longer contributes to extending their useful lives beyond the depreciation period and as such consumption is recognised in expenses and no longer capitalised, which is the current accounting practice.

In accordance with IAS 36 and based on the following position, impairment tests have been set up:

- impairment tests for tangible and intangible assets are performed at the level of each subsidiary (Cash-Generating Unit);
- for goodwill, impairment tests are performed for each activity segment (Street Furniture, Billboard and Transport) taking into consideration the expected synergies between the entities. Accordingly, for the Transport segment, where worldwide coverage is a key success factor for the activity both from a commercial and contract renewal point of view, tests are performed at the activity segment level. For the Street Furniture and Billboard segments, tests are performed at the level where the activity and geographic segments intersect, which is the level where the commercial synergies and contract renewals for these segments are found;
- the values used in the impairment tests are determined based up on the expected future cash flows before tax, discounted at a rate of 8.5%. These cash flows are calculated over periods generally exceeding 5 years due to the nature of the Group's activity: long-term contracts in the Street Furniture segment and the portfolio of historically stable commercial leases in the Billboard segment. In the Transport segment, it is assumed that contracts with major airports will be renewed upon expiration.

1.2 Finance leases (IAS 17)

As part of the first-time adoption of IFRS, the Group identified all major finance leases and restated them on the opening balance sheet in accordance with IAS 17.

1.3 Provisions (IAS 37, IFRIC 1)

With the exception of dismantling provisions, the application of IAS 37 does not lead to any major changes compared to current accounting practice (French Accounting Regulation Committee *(Comité de la Réglementation Comptable)* Regulation No. 00-06 of December 7, 2000 on the definition of liabilities).

The application of IFRS on provisions mainly concerns the dismantling provisions.
The entire amount of the provisions recognised to cover the dismantling costs for street furniture upon contract expiration are now recognised upon contract origination in liabilities and discounted. The dismantling costs are recorded in assets and amortised over the duration of the contract. According to current accounting practice (French Accounting Regulation Committee *(Comité de la Réglementation Comptable)* Regulation No. 99-02), provisions to cover street furniture dismantling costs which are recorded in liabilities are not discounted and are recognised on a straight line basis over the duration of the contracts.

1.4 Business combinations (IFRS 3)

IFRS 3 requires the application of the purchase accounting method which consists in valuing assets, liabilities and contingent liabilities of the acquired company at fair value. Any difference between the price paid and the share of the adjusted net equity is recognised in goodwill. This method results in contract valuations and the recognition of intangible assets. Any negative goodwill is directly recognised as a profit in the income statement.
With respect to acquisitions performed in successive stages, the purchase accounting method is applied to each transaction until control is acquired and the entity is fully consolidated.
The purchase of additional shares subsequent to acquiring control (purchase of minority interests) only results in the recognition of goodwill since the previous valuation differences are not called into question. Goodwill is no longer amortised, but is subject to regular impairment tests to determine any losses in accordance with IAS 36.

Since January 1, 2004, the Group applied IFRS 3 "Business Combinations" to all transactions arising from that date.

1.5 Financial instruments, valuation of non-consolidated subsidiaries and commitments to purchase minority interests (IAS 32 and IAS 39)

1.5.1 Financial instruments (IAS 39)

According to current accounting practice:
- derivatives used to hedge foreign exchange and interest rate risk are not recorded in the balance sheet, but presented in the notes to the financial statements;
- only paid and accrued interests on loans, borrowings and the related hedging instruments are recorded in the income statement and any future expected cash flow amounts are excluded;
- unrealised gains and losses arising from forward foreign exchange transactions set up to hedge foreign exchange risk are recorded in the Group's financial income. They offset the unrealised gains and losses on the hedged items;
- loan issuance costs are recorded in deferred charges at the date when the borrowing is set up and spread out on a straight-line basis over its term.

IAS 32 and IAS 39 favor a balance sheet approach and require all financial instruments, including derivatives, to be recognised on the balance sheet. Derivatives are recognised at fair value and any changes in fair value are recorded in the balance sheet against profit and loss, except for certain hedge transactions.

Hedge accounting may be adopted if a hedging relationship between the hedged item and the financial instrument is established and documented from the time the hedge is set up and its effectiveness is demonstrated from inception and at each closing period. As of today, the Group only uses derivatives instruments for hedging financial assets and liabilities. IAS 39 defines the two following types of hedging:
- Fair Value Hedge, the purpose of which is to limit the impact of changes in the fair value of assets, liabilities or firm commitments, due to changes in market conditions. Included in this category are, for example, receive-fixed pay-floating interest rate swaps used to hedge a fixed rate liability. From an accounting point of view, the change in the fair value of the hedged item is recorded in profit or loss. However, this impact is cancelled out as a result of the equivalent and opposing changes in the fair value of the hedged item (to the extent of hedge effectiveness);
- Cash Flow Hedge, the purpose of which is to limit changes in cash flows attributable to a particular risk associated with a recognised asset, liability or highly probable forecasted transactions. Included in this category are, for example, pay-fixed receive-floating interest rate swaps used to lock in the cost of the floating rate liability. From an accounting point of view, the effective portion of the hedging instrument is directly recorded in equity, and the non-effective portion is recorded in financial income. The amount included in equity is reclassified in profit or loss when the hedged item itself has an impact on profit or loss. The change in the fair value of the hedged transaction is not recognised in either the balance sheet or in profit or loss.

The hedging relationship involves a single market parameter which is, as of today for the Group, either foreign exchange rates or interest rates. When the same derivative hedges both a foreign exchange and interest rate risk, the foreign exchange and interest rate impacts are treated separately.

Moreover, according to the standard, the consequence of recognising loans and borrowings at amortised cost results in the deduction of issuance costs from the initial fair value of the borrowing. The impact on profit or loss as a result of using an effective interest rate (EIR) as required by the standard (the internal rate of return which takes into account issuance costs) is not significantly different from an approach consisting of amortising issuance costs on a straight-line basis. Accordingly, the Group's application of this provision simply leads to a reclassification on the opening balance sheet of the expense recorded until now in deferred charges and a decrease in balance sheet liabilities. However, under IFRS, the amortisation of this cost will generate a financial expense instead of an operating expense under current accounting practice.

1.5.2 Commitments to purchase minority interests (IAS 32)

The application of IAS 32 results in the recognition of a financial liability relating to commitments to purchase shares held by minority interests in Group's subsidiaries, which are described in the off-balance sheet commitments section under current accounting practice, not only for the portion already recognised in minority interests (transferred to liabilities), but also for the excess resulting from the current value of the commitment. In the absence of a final position on this issue, the Group has decided to deduct the excess portion from minority interests' equity. Subsequent changes in the fair value of the liability will be recognised in profit or loss.

1.5.3 Valuation of non-consolidated subsidiaries (IAS 39)

Under IFRS, investments in non-consolidated companies are considered to be available-for-sale financial assets and any changes in value are recognised in equity. Nevertheless, when an impairment loss is final, it will be deducted from profit or loss.

It should be noted that application of IAS 32 and IAS 39 results in net indebtedness values which are different from our current accounting practice. In order to render the value of net indebtedness in the financial statements under current accounting practice comparable to that presented under IFRS, it is necessary to take into consideration the value of hedging instruments within the meaning of IAS 39, the application of the amortised cost method, and the amount of the liability related to commitments to purchase minority interests.

1.6 Stock options (IFRS 2)

In connection with stock options plans allocated to employees, IFRS 2 requires the recognition in expenses of the fair value of the services received, with an offsetting increase in equity as they are consumed, the consumption period corresponding in principle to the period during which the rights to benefit from the equity instrument are vested.
This standard applies to all plans granted on or after November 7, 2002, but not yet vested as of January 1, 2004.

1.7 Companies consolidated using the equity method (IAS 28, IAS 1)

1.7.1 Ensuring IFRS compliance for companies consolidated using the equity method (IAS 28)

The financial statements of equity-accounted companies in the consolidated financial statements of the JCDecaux Group have been restated to comply with IFRS for both the opening net equity as of January 1, 2004, and the December 31, 2004 financial statements as soon as the impact was judged to be material at the JCDecaux Group level. This restatement has been made regardless of whether or not the equity-accounted companies have the legal obligation to publish their financial statements according to IFRS.

1.7.2 Presentation of goodwill recognised for companies consolidated using the equity method (IAS 1)

Under French GAAP, goodwill arising from consolidation under the equity method is presented in the line item "Goodwill", and the amortisation charge is presented in the line item "Amortisation of goodwill".
Under IFRS, the measurement of equity-accounted investments on the balance sheet includes any possible goodwill, and the line item "Share in net income from equity affiliates" on the income statement includes any goodwill depreciation charges.

1.8 Development costs (IAS 38)

According to IAS 38, development costs must be capitalised as intangible assets if the Group can demonstrate:

- its intention, and financial and technical ability to complete the development project;
- it is probable that the future economic benefits that are attributable to the development costs will flow to the enterprise;
- and the cost of the asset can be measured reliably.

Development costs capitalised in the balance sheet from January 1, 2004 onwards include all costs related to the development, modification or improvement to the street furniture range in connection with any contract proposals having a strong probability of success. Given JCDecaux's statistical success rate in its responses to street furniture bids for tender, the Group considers it legitimate to systematically capitalise the tender response costs. Amortisation, spread out over the term of the contract, would begin when the project is secured with the winning of the bid. Should the bid be lost, the amount capitalised would be immediately expensed.

No development costs have been capitalised in opening net worth since the Group does not have the possibility to reliably identify costs responding to the standard's definition retrospectively.

1.9 Inventory write-downs (IAS 2)

The application of IFRS does not result in any change in the inventory valuation method. Inventory is valued at the lower of cost and net probable realisable value. On the other hand, provision charges and reversals will now be considered as a net cost for the period and will be recognised in EBIT.

1.10 Extraordinary items (IAS 1)

The concept of extraordinary income no longer exists under IFRS. As a result, the few non-recurring items recorded under current accounting practice have mainly been reclassified in "Other income and expense" in the EBIT. They correspond to unusual items due to their nature, amount or non-recurring character.

1.11 Revenue and cash discounts (IAS 18)

Under IFRS, cash discounts are excluded from the net financial income and are now reclassified in EBIT. Cash discounts granted to customers are deducted from revenue and cash discounts received from suppliers are deducted from direct operating expenses.

The quantified impact of the IFRS transition is detailed in the reconciliation tables below.

These summary tables include the identified IFRS transition impacts on the main aggregates.

2. RECONCILIATION OF JANUARY 1, 2004 SUMMARY CONSOLIDATED BALANCE SHEET (IFRS TRANSITION DATE)

In million euros	01/01/2004 Current accounting practice	2.1 Tangible Assets	2.2 Finance Leases	2.3 Provisions	2.4 Goodwill	2.5.1 Financial Instruments	2.5.2 Commitments to purchase minority interests	2.6 Employee benefits & stock options	2.7 Equity affiliates	01/01/2004 IFRS
Working capital	155.4					(3.1)				152.3
Net deferred tax	(1.5)	(54.2)	0.2	(0.3)		0.7		(0.4)		(55.5)
Financial instruments						0.2				0.2
Goodwill	1,178.6				3.0				(144.9)	1,036.7
Tangible and intangible assets	707.2	158.6	11.0	38.2						915.0
Financial assets	75.9								152.3	228.2
TOTAL ASSETS	**2,115.6**	**104.4**	**11.2**	**37.9**	**3.0**	**(2.2)**	**0.0**	**(0.4)**	**7.4**	**2,276.9**
Provisions	114.6			37.7				(1.4)		150.9
Financial instruments						29.3				29.3
Net financial debt	635.8		11.5			(30.1)				617.2
Liability on commitment to purchase minority interests							57.3			57.3
TOTAL LIABILITIES (EXCL. EQUITY)	**750.4**	**0.0**	**11.5**	**37.7**	**0.0**	**(0.8)**	**57.3**	**(1.4)**	**0.0**	**854.7**
Shareholders' equity	1,365.2	104.4	(0.3)	0.2	3.0	(1.4)	(57.3)	1.0	7.4	1,422.2
TOTAL LIABILITIES & EQUITY	**2,115.6**	**104.4**	**11.2**	**37.9**	**3.0**	**(2.2)**	**0.0**	**(0.4)**	**7.4**	**2,276.9**

Notes relating to the reconciliation of the January 1, 2004 summary consolidated balance sheet

The application of IFRS to the January 1, 2004 Group consolidated balance sheet had a positive impact of €57.0 million on consolidated equity.

The main impacts are listed below.

2.1 Tangible assets (IAS 16, IAS 36)

The cumulative impact on the opening balance sheet of the change in depreciation period and the waiver of the maintenance consumption capitalisation adjustment is a €158.6 million increase to tangible assets on the January 1, 2004 opening balance sheet.
This adjustment modifies the net deferred tax asset by €(54.2) million.

2.2 Finance leases (IAS 17)

The retrospective application of IAS 17 to the January 1, 2004 opening balance sheet results in a €11.0 million increase in tangible assets and a €11.5 million increase in financial indebtedness. This adjustment modifies the net deferred tax asset by €0.2 million.

2.3 Provisions (IAS 37, IFRIC 1)

The restatement of provisions involves the recognition of a discounted provision to cover all dismantling costs and the discounting of other provisions. The application of IFRS to these provisions had no material impact on net equity as of January 1, 2004. It results in a €38.2 million increase in tangible assets and in a €37.7 million increase in provisions.
This adjustment modifies the net deferred tax asset by €(0.3) million.

2.4 Goodwill (IFRS 3)

Negative goodwill is reclassified in the opening balance sheet in addition to equity. The impact on the January 1, 2004 opening balance sheet is a €3.0 million increase in assets offset by an identical increase in equity.

2.5 Financial instruments and commitments to purchase minority interests (IAS 32 and IAS 39)

It should be noted that the Group limits the use of financial instruments and when they are used, they mainly involve JCDecaux SA. The Group only uses derivatives to hedge against interest rate and foreign exchange risks. However, certain hedges are not fully effective within the meaning of IAS 39. For purposes of simplifying documentation work, the Group does not wish to apply hedge accounting to certain of these instruments.

Accordingly, the impact on the main balance sheet aggregates and the breakdown and analysis by type of product are as follows:
- a €30.1 million decrease in net indebtedness, €2.6 million of which is due to the application of amortised cost;
- recognition of new "financial instrument" account headings for €29.3 million in liabilities and €0.2 million in assets;
- recognition in liabilities of commitments to purchase minority interests with an impact of €57.3 million on the Group's net indebtedness.

2.5.1 Financial instruments (IAS 39)

2.5.1.1 Financial instruments related to bond issues

In connection with the issuance by the Group of the US private placement in 2003, a significant portion ($250 million) of the funds raised by JCDecaux SA was denominated in US dollars and was bearing a fixed coupon. As the Group did not generate such US dollar funding needs and in compliance with its policy to have its medium and long term debt indexed on short term rates, JCDecaux SA entered into swap transactions combined with the issuance of its private placement:
- interest rate swap: JCDecaux SA receives a fixed rate and pays a floating rate;
- currency interest rate swap: JCDecaux SA receives a fixed rate denominated in US dollars and pays a floating rate denominated in euros.

These swaps meet the conditions required to qualify as fair value hedges within the meaning of IAS 39:
- interest rate swap: Interest rate hedge (hedge of changes in the fair value of bonds due to interest rate variations);
- currency interest rate swaps: interest rate hedge (hedge of changes in the fair value of bonds due to interest rate variations) and foreign exchange hedge (hedge of changes in the fair value of bonds due to foreign exchange rate changes).

  They shall be treated according to the methods explained below.

Impacts on the opening balance sheet:
Foreign exchange hedge (Fair Value Hedge)

The drop in the US dollar compared to the market rate as of the issuance date of the bond generated an unrealised translation difference which reduced the debt by €23.5 million. Such reduction was offset by the valuation of the hedging derivative for the same amount and recognised in liabilities.

Interest rate hedge (Fair Value Hedge)

As of December 31, 2003, the increase in the yield curves since the implementation of these transactions had a positive impact of €0.5 million on the Group financial indebtedness. However, this impact was offset in the Group balance sheet by an equivalent and opposing impact of the interest rate derivative recognised in liabilities. The difference in accrued interest between the interest rate hedge and the hedged item, recorded under current accounting practice in a miscellaneous receivables/payables account was reclassified in assets on the balance sheet, under financial instruments item, for an amount of €0.7 million.
For accounting presentation purposes, these two valuations were offset in assets, in a derivatives account for €0.2 million.

Application of the amortised cost method

Loan issuance costs resulted in a €2.6 million decrease in the Group financial indebtedness, in order to comply with the amortised cost method.

2.5.1.2 Foreign exchange hedge other than financial instruments related to bond issues

The foreign exchange risk exposure of the Group is related to its business in foreign countries. It is mainly related to:
- commercial transactions: purchase of equipment. As of December 31, 2003, no material hedging transaction of this type had been set up;
- financial transactions: refinancing and use of the excess cash generated by foreign subsidiaries: short-term currency swaps to hedge intra-group loans and borrowings.

As a result of the elimination of these intra-group loans and borrowings through the consolidation process, only the valuation of these hedging instruments is recognised in the balance sheet. These instruments, which were already recognised under current accounting practice in a miscellaneous receivables/payables account, were reclassified in the Group liabilities, under a financial instruments item for €0.1 million under IFRS.

Moreover, a portion of the US private placement denominated in US dollars which was not used by the US subsidiary was hedged by a short-term currency swap. Despite the qualification adopted under current accounting practice, the Group decided not to qualify this derivative as a hedge within the meaning of IAS 39.
This will result in a valuation of the debt outstanding at the year-end, thus reducing liabilities by €3.5 million and the recognition of a foreign exchange derivative for €3.5 million under liabilities.

2.5.1.3 Interest rate hedge other than financial instruments related to bond issues

The Group's interest rate risk mainly stems from its bank borrowings and its bonds bearing floating rates.
A significant portion of the Group's medium and long term debt is denominated in euro and indexed on floating rates.
In order to limit the impact on its cost of funding of an increase in EURIBOR rates, the Group has set up hedges by receiving fixed rate through interest rate swaps and purchasing straight caps financed by sales of caps or floors.

As of December 31, 2003, the operations in euros made by the Group were: caps purchased, financed by sales of caps and floors.

Within the meaning of IAS 39, the effectiveness of these financial instruments compared to the hedged items is not perfect. Therefore, only the value of these instruments is recognised, appearing under liabilities for €1.7 million as of December 31, 2003.

To hedge floating rate debts denominated in Danish Krones, the Danish subsidiary set up interest rate swaps paying a fixed rate, most of them are qualified as cash flow hedges.

These hedging swaps have been recognised under liabilities for €0.3 million and offset in a separate equity account. Other swaps total €0.2 million.

All of these restatements impacted the net deferred tax asset by €0.7 million.

2.5.2 Commitments to purchase minority interests (IAS 32)

The €57.3 million allocated to liabilities as of January 1, 2004 corresponds to the discounted amount of:
- minority interest put on shares for €74 million that can be exercised between January 1, 2009 and December 31, 2009;
- commitments given by the Group to purchase shares in 2006 for an amount estimated at €2.1 million.

Under current accounting practice, these amounts appear in the off-balance sheet commitments section.

In the absence of a market position on this subject and while waiting for an interpretation of this standard to be published, the excess amount of debt compared to the minority interests was taken to equity.

3. RECONCILIATION OF THE 2004 SUMMARY CONSOLIDATED INCOME STATEMENT

In million euros	2004 Current accounting practice	3.1 Tangible Assets	3.2 Finance Leases	3.3 Provisions	3.4 Goodwill & purchase accounting	3.5.1 Financial Instruments	3.5.2 Commitments to purchase minority interests
NET REVENUE	**1,631.4**						
Direct operating expenses	(876.0)		2.8				
Sales, general and Administrative expenses	(290.2)		0.4				
EBITDA	**465.2**	**0.0**	**3.2**	**0.0**	**0.0**		
	28.5%						
		(27.7)					
Depreciation charges and provision (net)	(193.6)	40.0	(2.6)	3.7	(0.2)	1.1	
EBIT	**271.6**	**12.3**	**0.6**	**3.7**	**(0.2)**	**1.1**	
	16.6%						
Net financial income (expense)	(25.3)		(0.9)	(5.2)		(0.2)	(2.7)
Extraordinary income	0.9						
Income tax	(88.3)	(4.5)	0.1	0.5		(0.3)	
Income from equity affiliales	5.6						
Goodwill amortisation	(75.7)				72.7		
NET INCOME/(LOSS)	**88.8**	**7.8**	**(0.2)**	**(1.0)**	**72.5**	**0.6**	**(2.7)**

2.6 Employee benefits (IAS 19)

The provisions of the January 1, 2004 opening balance sheet decreased by €1.4 million as a result of the option proposed by IFRS 1, which is the recognition of all cumulative actuarial gains and losses as of the IFRS transition date, in accordance with IAS 19. This adjustment modifies the net deferred tax asset by €(0.4) million.

2.7 Companies consolidated under the equity method (IAS 28, IAS 1)

2.7.1 IFRS compliance for companies consolidated under the equity method (IAS 28)

IFRS compliance for the financial statements of companies consolidated under the equity method results in a €7.4 million increase in equity and equity-accounted investments on the January 1, 2004 opening balance sheet.

This increase corresponds to IFRS restatements for the share held by the JCDecaux Group in the opening net equity of Wall AG Group (Germany) and of Wall companies in the United States. This IFRS compliance mainly corresponds to adjustments to depreciation and amortisation periods.

An initial assessment was performed on the opening net worth of Affichage Holding (Switzerland). Based on the work performed to date, no major adjustment has been identified at Group level.

2.7.2 Presentation of goodwill recognised for companies consolidated under the equity method (IAS 1)

Goodwill recognised for companies consolidated under the equity method are reclassified in the line item "Equity affiliates" under Financial Investments on the balance sheet for €144.9 million.

3.6 Employee benefits and stock options	3.7 Equity affiliales	3.8 Development Costs	3.9 Inventories	3.10 Extraordinary items	3.11 Cash discount	3.12 Others	2004 IFRS	
					(4.1)		1,627.3	**NET REVENUE**
		1.3			0.8		(871.1)	Direct operating expenses
(3.5)		2.0				(0.6)	(291.9)	Sales, general and Administratives expenses
(3.5)	**0.0**	**3.3**	**0.0**		**(3.3)**	**(0.6)**	**464.3**	**OPERATING MARGIN**
							28.5%	
			(9.6)				(37.3)	Maintenance spare parts
			9.6	0.2		0.6	(141.2)	Depreciation charges and provision (net)
				1.3			1.3	Other income and deduction
(3.5)	**0.0**	**3.3**	**0.0**	**1.5**	**(3.3)**	**0.0**	**287.1**	**EBIT**
							17.6%	
				(0.6)	3.3		(31.6)	Net financial income/(expense)
				(0.9)				
		(1.1)					(93.6)	Income tax
	0.9						6.5	Income from equity associates
							(3.0)	Goodwill impairment
(3.5)	**0.9**	**2.2**	**0.0**	**0.0**	**0.0**	**0.0**	**165.4**	**NET INCOME/(LOSS)**

The following aggregates have been modified compared to current accounting practice:

◦ **Operating margin**
Operating margin replaces EBITDA as an indicator for measuring the operating performance of business activities.
It is defined as revenue less direct operating and SG&A expenses, excluding consumption of spare parts used for maintenance, depreciation charges and provisions (net), and other operating income and expenses.
It includes charges to provisions net of reversals relating to trade receivables. Those charges are recorded below EBITDA under current accounting practice.
The operating margin is now impacted by reclassified cash discounts granted to customers deducted from revenue and reclassified cash discounts received from suppliers deducted from direct operating expenses on the one hand and stock option expenses recognised in personnel costs on the other hand.

◦ **EBIT**
EBIT is determined based on the operating margin less consumption of spare parts used for maintenance, depreciation charges and provisions (net), and other income and deduction. Net charges for inventory write-down are recognised in the line item "Maintenance of spare parts".
Other operating income and expenses include the gains and losses generated on the sale of tangible and intangible assets and non-recurring items recognised in extraordinary income under current accounting practice.
The net charges related to impairment tests performed on tangible and intangible assets are recognised in the line item, "Depreciation charges and provisions, net".

◦ **Net financial income/(loss)**
Net financial income/(loss) now includes changes in the value of financial instruments under IAS 39, amortisation of borrowing costs (amortised cost), changes in the value and the impact of discounting the value of commitments to purchase minority interests under IAS 32, interest expense on finance leases, as well as expenses related to the discounting of provisions (IAS 37).
Under IFRS, cash discounts are reclassified in operating margin. Cash discounts granted to customers are deducted from revenue and cash discounts received from suppliers are deducted from direct operating expenses.

◦ **Share in the income of equity affiliates**
This line item includes the net income/(loss) from equity affiliates, as well as any possible amortisation charges of goodwill recognised for companies consolidated using the equity method.

◦ **Goodwill**
Any depreciation of goodwill arising from fully or proportionately consolidated companies when impairment tests are performed is recognised in this line item.

3.1 Tangible assets (IAS 16, IAS 36)

Changes in the depreciation periods of street furniture and the fact that maintenance consumption are no longer capitalised have a positive impact of €12.3 million on Group EBIT.
These adjustments translate into a €4.5 million increase in the tax charge. The net impact of this adjustment is a €7.8 million increase in net income.

3.2 Finance leases (IAS 17)

The recognition on the balance sheet of finance leases results in a €3.2 million decrease in lease payments and a €2.6 million increase in charges to depreciation, i.e. a net impact on EBIT of €0.6 million offset by the recognition of interest expenses for €0.9 million.
This adjustment results in a €0.1 million decrease in the tax charge. The net impact generates a €0.2 million decrease in net income.

3.3 Provisions (IAS 37, IFRIC 1)

On the Group's income statement, the application of IFRS to the dismantling provision generates a €7.1 million increase in depreciation charges for fixed assets, due to the capitalisation of dismantling costs, which is offset by a €10.8 million decrease in charges to provisions, i.e. a net impact of €3.7 million on EBIT.
The discounting of the provisions under liabilities results in a discounted expense of €5.2 million. This adjustment results in a €0.5 million decrease in the deferred tax charge.
The net impact of this restatement generates a €1.0 million decrease in net income.

3.4 Business combinations (IFRS 3, IAS 36)

The cancellation of goodwill amortisation under IFRS results in a €72.7 million improvement in net income. A goodwill impairment of €3.0 million is nevertheless maintained under IFRS. It corresponds to a goodwill impairment loss, which was also recognised under current accounting practice.
The application of the purchase accounting method to the acquisition in 2004 of 100% of WFA Wartehallen Finanz AG resulted in the recognition of an intangible asset for €3.0 million, the amortisation of which under IFRS translated into a €0.2 million decrease in EBIT in 2004.

3.5 Financial instruments and commitments to purchase minority interests (IAS 32 and IAS 39)

3.5.1 Financial instruments (IAS 39)

The impacts of the application of IAS 39 are as follows by type of transaction:

- **Items qualified as hedges by the Group**
- Fair Value Hedge
  These hedges concern the swap transactions set up in connection with the issuance of the US private placement.
  Changes in the fair value of hedged financial assets and liabilities are systematically offset by changes in the value of derivatives. Accordingly, the impacts on the income statement are cancelled out.
- Cash Flow Hedge
  These hedges concern the pay-fixed interest rate swaps set up by the Danish subsidiary to hedge its floating rate debt.
  Changes in the value of these derivatives do not generate any material changes in equity.

- **Items not qualified as hedges by the Group**

These items concern:
- Interest rate derivatives set up to limit the impacts of EURIBOR rate changes.
  Changes in the fair value of these derivatives generate financial income of €0.9 million, mainly as a result of the decrease in the time value of the options included in those interest rate derivatives. The related impact on taxes is a €0.3 million charge.
- Short-term foreign exchange derivatives on the portion of the private placement denominated in US dollars not used by the US subsidiary. This derivative is qualified as a hedge under current accounting practice. Under IFRS, the Group did not wish to adopt this qualification.
  Changes in the fair value of these derivatives are recognised in the balance sheet with an offsetting entry of €1.4 million in financial income. However, the liability - valued at the foreign exchange hedging rate under current accounting practice - must be revalued at the year-end foreign exchange rate under IFRS. This change in the value of the liability offsets the impact of the change in the value of the derivative. Therefore, there is no impact on the Group's income statement.

- **Amortised cost**

The amortisation of issuance costs of borrowing is recognised in operating depreciation and amortisation charges under current accounting practice for €1.1 million. Under IFRS, these charges are considered as a financial expense.

3.5.2 Commitments to purchase minority interests (IAS 32)

The restatement described below and applied to the 2004 Group IFRS financial statements is not clearly expressed by the standards; it is an interpretation.

The financial liability recognised in the IFRS balance sheet corresponding to commitments to purchase shares held by minority interests in Group's subsidiaries is discounted, which results in a discounted financial expense of €2.9 million in 2004.

The change in the valuation recognised on one of the two options implies a restatement which is recognised in financial income to the amount of €0.2 million.

The net impact of this restatement is a €2.7 million decrease in net income.

3.6 Stock options (IFRS 2)

The application of the fair value treatment to stock option plans after November 7, 2002 has a negative impact of €3.5 million on the Group's operating margin and net income in 2004.

3.7 Companies consolidated under the equity method (IAS 28)

IFRS compliance with respect to the financial statements of companies consolidated under the equity method results in a €0.9 million increase in the share of the net income of equity affiliates in 2004.
This increase corresponds to the impact of restating the share held by the JCDecaux Group in the 2004 net income of Wall AG Group (Germany) and of Wall companies in the United States under IFRS. This compliance with IFRS mainly corresponds to restatements of depreciation periods.
Based on the procedures performed to date, no material adjustment at the Group level has been identified and recognised for other equity affiliates, including Affichage Holding (Switzerland).

3.8 Development costs (IAS 38)

The capitalisation of development costs meeting the IFRS definition generates a €3.3 million improvement in the 2004 operating margin. This restatement results in a €1.1 million increase in the tax charge. The net impact of this restatement is a €2.2 million improvement in net income.

3.9 Inventory write-down (IAS 2)

Inventory write-downs, recognised in "Depreciation charges and provisions (net)" under current accounting practice, are reclassified under IFRS in the line item "Spare parts - maintenance" for a total amount of €9.6 million.

3.10 Extraordinary items (IAS 1)

Under IFRS, non-recurring items of €0.9 million are reclassified in EBIT (€1.5 million) and financial income (€(0.6) million).

3.11 Revenue and cash discounts (IAS 18)

Under IFRS, the reclassification of cash discounts results in a €4.1 million decrease in revenue and a €0.8 million decrease in direct operating expenses, offset by a €3.3 million improvement in financial income.

3.12 Other

Net charges to provisions for bad debt, classified below the EBITDA under current accouting practice, are transferred to the operating margin. This reclassification has a negative impact of €0.6 million on the operating margin and no impact on EBIT.

In summary, the impact of IFRS on the 2004 income statement is mainly the following:

- a €15.5 million increase in EBIT, €12.3 million of which is related to restatements made to tangible assets (change in the depreciation period for street furniture and the fact that the maintenance costs are no longer capitalised);
- a €76.6 million increase in net income, €72.7 million of which is related to the cancellation of goodwill amortisation under IFRS.

4. RECONCILIATION OF THE DECEMBER 31, 2004 SUMMARY CONSOLIDATED BALANCE SHEET

In million euros	12/31/2004 Current accounting practice	Tangible Assets	Finance Leases	Provi-sions	Goodwill and purchase accounting	Finan-cial Instru-ments	Commitments to purchase minority interests	Employee benefits & Stock options	Equity affiliates	Devel-opment Costs	Others	12/31/2004 IFRS
Working capital	144.0					(1.2)					(0.4)	142.4
Net deferred tax	(14.0)	(57.0)	0.3	0.1		0.5		(0.4)		(1.1)		(71.6)
Financial instruments						0.7						0.7
Goodwill	1,113.7				72.6				(145.1)			1,041.2
Tangible and intangible assets	703.3	170.2	10.6	38.3	2.8					3.3	0.4	928.9
Financial assets	80.8								153.4			234.2
TOTAL ASSETS	**2,027.8**	**113.2**	**10.9**	**38.4**	**75.4**	**0.0**	**0.0**	**(0.4)**	**8.3**	**2.2**	**0.0**	**2,275.8**
Provisions	124.3			39.4				(1.4)				162.3
Financial instruments						36.5						36.5
Net financial debt	457.5		11.4			(35.7)						433.2
Liability on commitments to purchase minority interests							60.0					60.0
TOTAL LIABILITIES (EXCL. EQUITY)	**581.8**	**0.0**	**11.4**	**39.4**	**0.0**	**0.8**	**60.0**	**(1.4)**	**0.0**	**0.0**	**0.0**	**692.0**
Shareholders'equity	1,446.0	113.2	(0.5)	(1.0)	75.4	(0.8)	(60.0)	1.0	8.3	2.2		1,583.8
TOTAL LIABILITIES & EQUITY	**2,027.8**	**113.2**	**10.9**	**38.4**	**75.4**	**0.0**	**0.0**	**(0.4)**	**8.3**	**2.2**	**0.0**	**2,275.8**

The table above presents the impacts of the IFRS transition on the December 31, 2004 consolidated balance sheet.

The application of IFRS to the Group's December 31, 2004 consolidated balance sheet has a positive impact of €137.8 million on consolidated equity.

When analysing this table, in addition to the impacts detailed above on the January 1, 2004 opening balance sheet and 2004 income statement, attention should also be paid to the possible impact of exchange differences on balance sheet items.

5. RECONCILIATION OF CHANGES IN 2004 CONSOLIDATED CASH FLOW STATEMENT

In million euros	2004 Current accounting practice	Tangible assets	Finance Leases	Financial Instruments	Commitments to purchase minority interests	Development Costs	Inventories	Dividends	Others	2004 IFRS	
Funds from operations	368.1		2.3	0.3		3.3	(9.6)	(4.9)	8.9	368.4	Funds from operations
Changes in working capital	(8.0)			(0.3)			9.6		(8.5)	(7.2)	Changes in working capital
		(27.7)								(27.7)	Maintenance costs
NET CASH FROM OPERATING ACTIVITIES	**360.1**	**(27.7)**	**2.3**	**0.0**	**0.0**	**3.3**	**0.0**	**(4.9)**	**0.4**	**333.5**	**NET CASH FROM OPERATING ACTIVITIES**
Maintenance	(27.7)	27.7									
Investments (excluding financial assets)	(147.9)					(3.3)				(151.2)	Investments (excluding financial assets)
Disposal of assets	9.7									9.7	Disposal of assets
TOTAL CAPEX	**(165.9)**	**27.7**	**0.0**	**0.0**	**0.0**	**(3.3)**	**0.0**	**0.0**	**0.0**	**(141.5)**	**TOTAL CAPEX**
FREE CASH FLOW	**194.2**	**0.0**	**2.3**	**0.0**	**0.0**	**0.0**	**0.0**	**(4.9)**	**0.4**	**192.0**	**FREE CASH FLOW**
Dividends	(12.5)							4.9		(7.6)	Net dividends
Capital increase	6.9									6.9	Capital increase
Financial investments	(18.3)									(18.3)	Financial investments
Others	8.0		(2.2)	5.6	(2.7)				(0.4)	8.3	Others
CHANGE IN NET DEBT	**(178.3)**	**0.0**	**(0.1)**	**(5.6)**	**2.7**	**0.0**	**0.0**	**0.0**	**0.0**	**(181.3)**	**CHANGE IN NET DEBT**

Net cash flow provided by operating activities of €360.1 million under current accounting practice, now stands at €333.5 million under IFRS. This decrease is mainly related to the fact that maintenance costs are no longer capitalised, for an amount of €(27.7) million, offset by a decrease in Capex in the same amount. There is therefore no impact on the Group's free cash flow.

Free cash flow totals €194.2 million under current accounting practice, compared to €192.0 million under IFRS. This decrease is mainly related to:

- reclassification of dividends received from "Net cash from operating activities" to "Net dividends" for €(4.9) million;
- the €2.3 million impact in connection with the restatement of finance leases.

The impact of IFRS restatements on the level of the Group's net debt as of December 31, 2004 is as follows:

In million euros	12/31/04 Current accounting practice	Finance Leases	Financial Instruments	Commitments to purchase minority interests	12/31/04 IFRS
Closing net debt	457.5	11.4	(35.7)	60.0	493.2

The application of IAS 39 to financial instruments decreases the Group's net debt by €35.7 million.
The application of IAS 32 to commitments to purchase minority interests increases the Group's net debt by €60.0 million.
The application of IAS 17 to finance leases increases the Group's net debt by €11.4 million.
Overall, the result is a net increase of €35.7 million in the Group's net debt, without any impact on cash flow and net cash.

MANAGEMENT DISCUSSION AND ANALYSIS OF CORPORATE FINANCIAL STATEMENTS

As provided under Article 148 of the French Decree of March 23, 1967, a table setting forth the Company's financial results for the last five fiscal years is annexed hereto.

1. DISCUSSION OF OPERATIONS

In an economic climate marked by moderate recovery but still characterized by strong competition, the Company pursued its strategy of protecting market share in France and selectively limiting capital expenditures and operating costs. This strategy continued to be based on a policy of innovation, particularly in the area of marketing.

Our business covers the following areas:
- Marketing of advertising space for certain affiliates;
- Installing, maintaining, repairing and removing street furniture, as well as using street furniture which are owned for advertising purposes;
- Maintaining sidewalk street furniture and cleaning of dog pollution;
- Selling street furniture, spare parts and maintenance products to subsidiaries;
- Assistance and consulting services in the technical, administrative, computer, legal, real estate, employee relations and industrial areas for various subsidiaries;
- Investment management.

2. DISCUSSION OF FINANCIAL STATEMENTS

2.1 Revenues

Revenues for 2004 were €549.6 million, down €1.4 million from 2003.
This change reflected growth in sales of equipment of €8.8 million, principally due to renewal of street furniture contracts in France.
Benefiting from the recovery in advertising described above, advertising revenues grew by 3.05%, or €8.6 million, to €289.6 million in 2004. It accounted for 52.7% of 2004 revenues, compared to 51% in 2003.
This growth was offset, however, by the reclassification of the royalties billed to subsidiaries of the Group as "other revenues".

2.2 Operating expenses

Operating expenses were €546.9 million in 2004, compared to €517.2 million in 2003.
This growth was principally due to increases in purchases of advertising space linked to the rise in revenues and to an increase in cost of goods sold in connection with sales of equipment.

Employee-related expenses in 2004 were €117.0 million, compared to €116.0 million in 2003. Wage general increases and the gradual reduction of subsidies under the Aubry Law on the 35-hour workweek were partially offset by a decrease in FTE headcount of approximately 3.8%.
Depreciation charges and provisions amounted to €38.5 million in 2004, compared to €30 million in 2003. Charges for depreciation declined by €3.4 million, in connection with a decline in amortisation of deferred charges relating to borrowings. Charges to provisions against current assets increased by €12.0 million, including a provision for inventory depreciation of €9.1 million.

Other charges grew by €5.3 million in 2004 to €6.6 million. This change can be explained principally by reclassification of charges previously recorded as other purchases and external charges.
Non-deductible expenses for income tax purposes, as provided under Article 223 quater of the French Tax Code, amounted to €52,824, and did not result in any tax liability for the period.

2.3 Operating income

Operating income in 2004 amounted to a profit of €35.8 million, compared to €52.9 million in 2003.

2.4 Interest and dividends

Interest and dividend income in 2004 amounted to €117.2 million, compared to €35.0 million in 2003, an increase of €82.2 million. This change resulted mainly from an increase of €69.6 million in dividends received in 2004, especially from French companies (€135.6 million compared to €65.9 million in 2003).

2.5 Extraordinary income

Extraordinary income (loss) resulted in a loss of €9.1 million in 2004, compared to €127.5 million in 2003. This loss essentially reflects a negative balance from capital gains and losses (€(6.2) million) and allowances for tax depreciation expenses of €3.1 million.

2.6 Net income

Net income was €143.6 million in 2004, compared to €215.8 million in 2003.

3. RECENT DEVELOPMENTS AND OUTLOOK

Revenues from advertising could grow slightly in 2005, but remain very much subject to trends in the underlying economic situation. Sales of equipment should grow significantly, in line with investment plans, forecast to be higher for the Street Furniture business in France. Continued control of operating expenses should make it possible to achieve an improved level of operating profitability over 2004.

CORPORATE FINANCIAL STATEMENTS AND NOTES

BALANCE SHEET

Assets

In million euros	12/31/2004	12/31/2003	12/31/2002
Intangible assets			
Gross value	42.0	34.7	30.7
Amortisation	(23.9)	(19.3)	(15.5)
Net value	18.1	15.4	15.2
Tangible assets			
Gross value	148.4	161.7	162.2
Amortisation	(108.8)	(120.9)	(110.5)
Net value	39.6	40.8	51.7
Financial fixed assets			
Gross value	2,341.7	2,334.9	1,988.6
Amortisation	(29.5)	(28.3)	(27.4)
Net value	2,312.2	2,306.6	1,961.2
FIXED ASSETS	**2,369.9**	**2,362.8**	**2,028.1**
Inventories			
Gross value	55.5	58.5	59.4
Depreciation	(17.3)	(8.1)	(7.6)
Net value	38.2	50.4	51.8
Trade receivables			
Gross value	180.0	155.1	162.7
Allowance	(5.5)	(5.8)	(7.0)
Net value	174.5	149.3	155.7
Other receivables			
Gross value	25.2	40.9	41.1
Allowance	(1.8)	0.0	0.0
Net value	23.4	40.9	41.1
Marketable security (net)	0.0	84.8	72.6
Cash and cash equivalent	6.7	26.5	22.6
Prepaid expenses	**7.1**	**6.7**	**6.9**
CURRENT ASSETS	**249.9**	**358.6**	**350.7**
Deferred charges	3.0	3.9	3.3
Unrealised translation losses	16.7	9.9	14.3
TOTAL	**2,639.5**	**2,735.2**	**2,396.4**

Liabilities

In million euros	**12/31/2004**	12/31/2003	12/31/2002
Share capital	3.4	3.4	3.4
Premium on share issues, mergers, contributions	1,092.5	1,086.4	1,086.4
Reserves	25.9	25.9	25.1
Retained eamings	534.0	318.7	266.3
Net income for the fiscal year	143.6	215.8	54.6
Regulated provisions	9.6	7.2	7.6
SHAREHOLDERS' EQUITY	**1,809.0**	**1,657.4**	**1,443.4**
LOSS AND CONTINGENCY PROVISIONS	**17.2**	**14.8**	**7.4**
Financial liabilities			
Other bonds	370.2	377.6	0.0
Bank borrowings	68.4	321.2	685.2
Miscellaneous loans and long-term debts	216.4	209.3	90.6
Operating liabilities			
Trade payables and related accounts	62.2	58.4	64.8
Tax and social security liabilities	60.1	50.7	58.1
Other liabilities			
Debts to fixed asset suppliers	1.3	1.3	2.4
Other liabilities	9.7	27.4	22.8
Prepaid income	**8.2**	**8.0**	**9.0**
LIABILITIES	**796.5**	**1,053.9**	**932.9**
Unrealised translation gains	16.8	9.1	12.7
TOTAL	**2,639.5**	**2,735.2**	**2,396.4**

INCOME STATEMENT

In million euros	2004	2003	2002
NET REVENUES	**549.6**	**551.0**	**577.9**
Change in finished goods and in-progress inventory	(0.8)	0.1	(1.5)
Capital expenses	11.9	5.6	3.5
Reversals of amortisation, depreciation, provisions and expense transfers	6.6	12.0	5.4
Other revenues	15.4	1.3	1.2
TOTAL OPERATING INCOME	**582.7**	**570.0**	**586.5**
Purchases of raw materials and other supplies	59.9	64.9	83.5
Other purchases and external charges	315.8	296.8	309.8
Taxes and related payments	9.0	8.2	9.4
Payroll	83.7	84.4	85.3
Social security charges	33.4	31.6	32.3
Amortisation, depreciation and provisions	38.5	30.0	39.0
Other charges	6.6	1.3	0.8
TOTAL OPERATING CHARGES	**546.9**	**517.2**	**560.1**
NET OPERATING INCOME	**35.8**	**52.8**	**26.4**
Financial income	117.2	35.0	16.0
CURRENT INCOME BEFORE TAXES	**153.0**	**87.8**	**42.4**
Non-recurring income	3.4	308.7	57.5
Non-recurring charges	12.6	181.2	52.5
NON-RECURRING INCOME AND CHARGES	**(9.2)**	**127.5**	**5.0**
Employee profit-sharing	0.0	0.0	0.3
Income taxes	0.2	(0.5)	(7.5)
NET INCOME	**143.6**	**215.8**	**54.6**

NOTES TO THE CORPORATE FINANCIAL STATEMENTS

The corporate financial statements for the year ended December 31, 2004 were approved by the Executive Board of Directors and show revenues of €549.6 million, income of €143.6 million and a total balance sheet value of €2,639.5 million.

1. ACCOUNTING PRINCIPLES AND METHODS

1.1 General principles

The corporate financial statements for the twelve-months period ended December 31, 2003 have been prepared in accordance with current legal provisions and regulations and with generally accepted accounting principles in France, i.e.:
- the going concern principle,
- the consistency principle,
- the accrual basis principle.

The items recorded in the accounts are valued according to the historical cost principle.

1.2 Main principles used

1.2.1 Fixed assets

Fixed assets are valued at their acquisition cost in accordance with accounting standards. There has been no change in valuation methods.

1.2.1.1 Intangible assets

Intangible assets consist mainly of software. They are amortised on a straight-line basis, over a period of 3 to 5 years.

1.2.1.2 Tangible assets

No change has been made to depreciation methods in comparison with previous financial periods. The depreciation methods used in compliance with tax legislation and calculated according to the estimated useful life of the asset are as follows:

• Buildings	straight line 20 years
• Fixtures and fittings in buildings	straight line 10 years
• Technical installations, machinery and equipment	straight-line or accelerated method 5 years
• Transport equipment	straight line 4 years
• Office and computer equipment	straight-line or accelerated method 3 ou 5 years
• Furniture	straight line 10 years
• Street furniture	straight line 7.25 years

1.2.1.3 Financial fixed assets

Equity investments appear in the balance sheet at the acquisition cost when the Company acquired them and depreciation is booked when their fair value falls below their acquisition cost.

The Company has reviewed the book value of such assets by comparing it with the fair value assessed for the purpose of the impairment tests performed for the closing of the group consolidated financial statements. This fair value has been compared notably based on discounted cash flows method.

The fair value also takes into account the share in the subsidiaries' net equity and the projections of expected returns when such projections provide reasonable assurance.

When equity investments are sold, the FIFO method is applied.

1.2.2 Current assets

1.2.2.1 Inventories and work-in-progress

Inventories of goods for resale are valued at their purchase price, and finished products and semi-finished products are valued at their cost price. A depreciation reserve is booked on inventories on the basis of their fair value and the probability of their future sale.

1.2.2.2 Receivables

Allowances for doubtful receivables are set aside in case of disputed or overdue outstanding receivables, based on the estimated risk that the receivables will not be collected.

1.2.2.3 Prepaid expenses

In accordance with the accrual basis principle, expenses relating to 2005 and thereafter are recorded in this account.

1.2.3 Liabilities

1.2.3.1 Loss and contingency provisions

Provisions are set aside to cover potential risks or anticipated charges.

1.2.3.2 Provisions for retirement benefits and similar benefits

JCDecaux SA's obligations resulting from defined benefit plans, as well as their cost, are determined under the projected credit unit method.
This method consists in measuring the obligation in accordance with the projected wage at the end of the working life and the rights acquired at the valuation date, determined in accordance with the collective bargaining agreement, company-wide agreements and the benefits currently provided for by French law.

For post-employment defined benefits, actuarial gains or losses exceeding the greater of 10% of the present value of the defined benefit obligation or of the fair value of the related plan assets are recognised as an expense or a profit over the remaining average working lives of the Group's employees. Past service costs are recognised as an expense, on a straight-line basis, over the average period until the benefits become vested.

For long term benefits, actuarial gains or losses and past service costs are recognised as an expense or a profit immediately when they occur.

1.2.3.3 Prepaid income

In accordance with the accrual basis principle, income relating to 2005 and thereafter is recorded in this account.

1.2.4 Foreign exchange transactions and financial instruments

1.2.4.1 Foreign exchange transactions

Payables, receivables and cash denominated in foreign currencies are shown on the balance sheet at their equivalent value in euros computed at year-end exchange rates. Any difference resulting from the revaluation of these foreign currency payables and receivables is recorded in the balance sheet under "unrealised foreign exchange gains and losses" within assets and liabilities.
Pending foreign exchange losses not covered by hedging are provided for in a foreign exchange loss reserve.

1.2.4.2 Financial instruments

The purpose of interest rate hedging is to limit the impact of fluctuations in interest rates on loans taken out by the Company.
Items are hedged by means of over-the-counte· instruments with first-rate banking counterparts. The financial in:. ruments used are mainly swaps, FRAs (Forward Rate Agreement:.) and interest rate options.

The purpose of foreign currency hedging is to protect the Company against the impact of fluctuations in foreign currency exchange rates. The instruments used are mainly forward purchases and sales of foreign currency and foreign currency options.

2. NAME AND ADDRESS OF THE PARENT COMPANY INTO WHICH THE ACCOUNTS OF THIS COMPANY ARE CONSOLIDATED

Although this company publishes consolidated financial statements, its corporate financial statements are fully consolidated into the consolidated financial statements of the following company:

JCDecaux Holding
17, Rue Soyer
92200 Neuilly-sur-Seine

3. INTANGIBLE ASSETS

In million euros	Amount as of 01/01/2004	Increase	Decrease	Amount as of 12/31/2004
Gross value	34.7	14.6	7.3	42.0
Amortisation and depreciation	(19.3)	(4.6)	-	(23.9)
NET VALUE	15.4	10.0	7.3	18.1

Gross value *In million euros*	Amount as of 01/01/2004	Increase	Decrease	Amount as of 12/31/2004
Trademarks, patents and software	28.1	8.2	-	36.3
Goodwill	0.1	-	-	0.1
Intangible assets in progress	6.5	6.4	7.3	5.6
TOTAL	34.7	14.6	7.3	42.0

Amortisation *In million euros*	Amount as of 01/01/2004	Increase	Decrease	Amount as of 12/31/2004
Trademarks, patents and software	(19.3)	(4.6)	-	(23.9)
TOTAL	(19.3)	(4.6)	-	(23.9)

Costs incurred, both internally and externally, for the development of significant software ("core business" software applications) are recorded in intangible assets and amortised on a straight-line basis over a period of 5 years. In accordance with current accounting standards, only the costs incurred in the detailed design phase and the programming, configuration, test and acceptance phases are booked as fixed assets.

Research and development costs incurred during the period are booked as expenses.

4. TANGIBLE ASSETS

In million euros	Amount as of 01/01/2004	Increase	Decrease	Amount as of 12/31/2004
Gross value	161.7	18.1	31.4	148.4
Amortisation and depreciation	(120.9)	(13.7)	(25.8)	(108.8)
NET VALUE	40.8	4.4	5.6	39.6

Gross value *In million euros*	Amount as of 01/01/2004	Increase	Decrease	Amount as of 12/31/2004
Land	0.2	-	-	0.2
Buildings	37.8	0.4	13.7	24.5
Street furniture	0.6	4.8	0.1	5.3
Technical installations, machinery and equipment	24.6	0.9	0.1	25.4
Fixture and fittings	35.0	1.3	1.7	34.6
Transportation equipment	38.7	2.2	1.3	39.6
Office and computer equip.	23.9	2.3	9.7	16.5
Other	0.1	-	-	0.1
Fixed assets in progress	0.7	6.1	4.8	2.0
Adv. and downpayments	0.1	0.1	-	0.2
TOTAL	161.7	18.1	31.4	148.4

Accumulated depreciation

In million euros	Amount as of 01/01/2004	Increase	Decrease	Amount as of 12/31/2004
Buildings	(23.5)	(2.3)	(13.2)	(12.6)
Street furniture	(0.4)	(0.5)	(0.1)	(0.8)
Technical installations, machinery and equipment	(18.9)	(2.9)	(0.2)	(21.6)
Fixtures and fittings	(23.6)	(2.8)	(1.5)	(24.9)
Transportation equipment	(34.7)	(2.8)	(1.2)	(36.3)
Office and comp. equip.	(19.5)	(2.4)	(9.6)	(12.3)
Re-usable packaging	(0.1)	-	-	(0.1)
Fixed assets in progress	(0.2)	-	-	(0.2)
TOTAL	(120.9)	(13.7)	(25.8)	(108.8)

5. FINANCIAL FIXED ASSETS

In million euros	Amount as of 01/01/2004	Increase	Decrease	Amount as of 12/31/2004
Equity investments	2,150.2	6.6	12.6	2,144.2
Receivables from subsidiaries	131.8	92.2	87.6	136.4
Other long-term inv.	2.1	-	-	2.1
Loans and other financial fixed assets	50.8	38.5	30,3	59.0
GROSS VALUE	2,334.9	137.3	130.5	2,341.7
Amortisation and depreciation	(28.2)	(11.8)	(10.6)	(29.4)
NET VALUE	2,306.7	125.5	119.9	2,312.3

Breakdown of the increase in equity investments

In million euros	
MCDecaux Japan (capital increase)	3.9
IPDecaux (capital increase)	0.1
AQMI	2.0
UDC Mexico (capital increase)	0.6
Increase in equity investments	6.6

Breakdown of the decrease in equity investments

In million euros	
Affichage Holding (reimbursement of capital)	3.7
Dissolution via the intermingling of RCI assets	6.9
AQMI	2.0
Decrease in equity investments	12.6

The increase and decrease in receivables from controlled entities correspond to new loans and to the repayment of loans granted to subsidiaries.

"Other long-term investment securities" correspond to the redemption of 200,000 JCDecaux SA shares that were acquired at an average price of €10.28, excluding commission.

6. INVENTORIES

In million euros	2004	2003
Raw materials and supplies	25.0	26.4
Work-in-progress	1.2	-
Semi-finished products	17.8	19.3
Finished products	11.5	12.8
TOTAL GROSS VALUE	55.5	58.5
Depreciation	(17.3)	(8.2)
TOTAL NET VALUE	38.2	50.3

7. MARKETABLE SECURITIES AND OTHER FINANCIAL INSTRUMENTS

As of December 31,2004, the portfolio of JCDecaux SA does not contain any marketable security.

8. CASH AND CASH EQUIVALENTS

In million euros	2004	2003
Banks and current accounts	6.7	6.5
Petty cash	-	-
Time deposits with early termination options	-	20.0
TOTAL	6.7	26.5

9. DEFERRED CHARGES

In million euros	2004	2003
Loan issuing costs	3.0	3.9
TOTAL	3.0	3.9

Loan issuing costs relate primarily to the issuance of the private placement in the United States in 2003, and the establishment of credit facilities in December 2003. These costs are expensed over the respective term of each loan.

The sources of JCDecaux SA's financing are committed, but they contain various rectrictive covenants:

- The covenants limit JCDecaux SA's capacity, inter alia, to:
  - create liens on assets;
  - transfer/sell assets;
  - set up third-party debt at its subsidiaries level;
  - develop new businesses not in the scope of outdoor advertising.
- The covenants require that JCDecaux SA and its consolidated subsidiaries maintain the following financial ratios:
  - interest coverage ratio: consolidated EBITDA/net consolidated financial expenses > 3.5 to 1;
  - consolidated net debt/equity ratio: consolidated net debt/consolidated EBITDA < 3.5 to 1.

As of December 31, 2004, the Group meets these conditions, with an interest coverage ratio of 18.2 and a consolidated debt/equity ratio of 1.

- The covenants limit changes in the control of JCDecaux SA.

The non compliance with such covenants could accelerate the maturity of such sources of funding.

10. MATURITY OF RECEIVABLES AND DEBTS

In million euros	Total	Less than 1 year	More than 1 year, less than 5 years	More than 5 years
Receivables	407.1	212.7	194.4	-
Debts	796.5	160,4	268.1	368.0

The amounts shown in receivables include receivables from subsidiaries, loans, other financial assets, as well as trade receivables and related accounts, other receivables and prepaid expenses.
The amounts appearing under "debts" includes bond debt, bank debt and other long-term debt with respect to subsidiaries as well as trade payables and related accounts and prepaid income.

JCDecaux SA's long-term debt with respect to companies that are not directly or indirectly owned subsidiaries consist of:

- a private placement issued in 2003 in the United States, refundable between 2010 and 2015, for an amount of €368 million,
- a committed revolving credit line, set up by JCDecaux SA in 2003, with an outstanding amount of €65 million maturing in December 2008.

Furthermore, as of December 31, 2004, the Company had available committed credit facilities, for an amount of €600 million with a final maturity in December 2008.

11. PREPAID INCOME AND EXPENSES

In million euros	2004	2003
Leasing of advertising sites	5.6	5.6
Financial instruments (premiums on interest-rate options)	-	0.1
Miscellaneous costs (maintenance, leasing, etc.)	1.5	1.0
PREPAID EXPENSES	7.1	6.7

In million euros	2004	2003
Leasing of advertising sites	8.1	7.9
Miscellaneous	0.1	0.1
PREPAID INCOME	8.2	8.0

12. SHAREHOLDERS' EQUITY

In million euros	01/01/2004	Allocation of 2003 income	Variation 2004	12/31/2004
Capital	3.4			3.4
Share premium	683.3		6,1	689.4
Merger premium	159.1			159.1
Contribution premium	244.0			244.0
Legal reserve	0.3			0.3
Net long-term capital gains reserve	22.5			22.5
Other reserves	3.1			3.1
Retained earnings (accumulated losses)	318.7	215.8	(0.4)	534.1
Income (loss) for the fiscal year	215.8	(215.8)	143.6	143.6
Regulated provisions	7.2		2.3	9.5
TOTAL SHAREHOLDERS' EQUITY	1,657.4	-	151.6	1,809.0

As of December 31, 2004, share capital amounts to €3,384,274.13 and consists of 221,993,669 fully paid-up shares.

Within the scope of the stock option plan approved by the Shareholders' General Meetings of March 23, 2001, May 23, 2002 and May 12, 2004, the Executive Board of Directors granted 678,711 stock options in 2004, bringing the number of stock options allotted as of December 31, 2004 to 5,080,057, broken down as follows:

Date of issuance	06/21/2001	07/20/2001	12/14/2001	12/13/2002	01/16/2003	03/05/2004
Number of options issued	3,283,684	479,024	340,996	88,096	209,546	678,711
Stock option strike	€16.50	€15.46	€11.12	€10.67	€10.78	€15.29
Expiry date	06/21/2008	07/20/2008	12/14/2008	12/13/2009	01/16/2010	03/05/2011

As of December 31, 2004, JCDecaux Holding owns 69.85% of the Company's share capital, i.e. 155,056,745 shares, and Artisan International Fund (Milwaukee, United States) holds 3.24% of the Company's capital (i.e. 7,197,284 shares).

The Company did not pay any dividend in 2004.

13. LOSS AND CONTINGENCY PROVISIONS

In million euros	Amount as of 01/01/2004	Allowance 2004	Reversals 2004	Amount as of 12/31/2004
CONTINGENCY PROVISIONS				
- Other deductible provisions	0.6	3.6	0.4	3.8
- Other non-deductible provisions (1)	8.2	6.6	8.0	6.8
PROVISIONS FOR LOSSES				
- Provision for retirement benefits and long-service bonuses	6.0	0.6	-	6.6
- Other provisions	-	-	-	-
TOTAL	14.8	10.8	8.4	17.2

(1) mainly a provision for foreign exchange losses and risks with respect to subsidiaries.

JCDecaux SA's commitments in respect of defined-benefit plans for employees are mainly made up of retirement benefits pursuant to the applicable collective bargaining agreement and long service bonuses.

The retirement benefit plan is financed in part by a special fund.

Provisions are calculated based on the following assumptions:

As of December 31	2004
Discount rate	4.5%
Salary revaluation rate	2%
Expected return on plan assets	5%
Average remaining length of service	18 years

Retirement benefits and other long-term benefits can be analysed as follows:

In million euros	Pension Plan	Other Commitments	Total
Change in benefit obligation			
Opening balance	12.9	0.8	13.7
Service cost	0.1	0.1	0.2
Interest cost	0.1	0.1	0.1
Amendments in plans	-	-	-
Actuarial gains/losses	0.2	-	0.2
Benefits paid	(0.1)	(0.1)	(0.2)
BENEFIT OBLIGATION AT THE END OF THE PERIOD	**13.1**	**0.9**	**14.0**
Change in plan assets			
Opening balance	3.9	-	3.9
Expected return on plan assets	0.2	-	0.2
Actuarial gains/losses	-	-	-
Benefits paid	-	-	-
Employer contribution	-	-	-
FAIR VALUE OF ASSETS AT THE END OF THE PERIOD	**4.1**	**-**	**4.1**
Provision			
Funded status	9.1	0.8	9.9
Unrecognised actuarial gains/losses	(0.2)	-	(0.2)
Unrecognised past service cost	(3.0)	-	(3.0)
PROVISION AT THE END OF THE PERIOD	**5.9**	**0.8**	**6.7**
Net periodic pension cost			
Service cost	0.1	0.1	0.2
Interest cost	0.1	0.1	0.2
Net actuarial gains/losses recognised in the year	-	-	-
Net past service cost recognised in the year	0.6	-	0.6
CHARGE OF THE YEAR	**0.8**	**0.1**	**0.9**

The item "Amendments in plans" corresponds to the additional cost resulting from the implementation of the French law "loi Fillon" (regulating retirement awards defined by law) and is amortised over the average period remaining until such employee benefits are vested.

Unrecognised past service cost as at December 31, 2004 amounts to €3.0 million.

Net changes in the period are as follows:

In million euros	2004
As of January 1, 2004	6.0
Cost according to income statement	0.9
Employer contribution	(0.2)
AS OF DECEMBER 31, 2004	**6.7**

The breakdown of assets is as follows:

	2004	
In million euros	Amount	%
Shares	0.5	13
Bonds	3.1	75
Real estate	0.5	12
TOTAL	**4.1**	**100**

14. UNRECORDED DEFERRED TAXATION

Reduction (+) and increase (-) in the future tax debt

In million euros	2004	2003
Losses	44.4	65.7
Net long-term capital losses	19.9	22.4
Retirement benefits	5.8	5.2
Other loss and contingency provisions	6.8	4.9
Allowances for doubtful receivables	0.2	-
Employee profit-sharing	-	-
Special social security tax	0.4	0.5
Unrealised foreign exchange gains and losses	(1.7)	0.1
Software	(1.3)	(2.2)
Other	-	2.0
TOTAL	**74.5**	**98.6**

15. BREAKDOWN OF REVENUES

In million euros	2004	2003
France	501.7	492.7
Export	47.9	58.3
TOTAL	**549.6**	**551.0**

In million euros	France	Export
Administrative and financial services	25.4	5.6
Sale of advertising space	278.5	11.1
Sale of street furniture	47.1	28.2
Other services	150.7	3.0
TOTAL	**501.7**	**47.9**

Revenues include the sale of advertising space for the Street Furniture business in France, the provision of services to non-advertiser clients (local authorities), the sale of street furniture to French and foreign subsidiaries, as well as technical and administrative services provided to all of the Group's French companies.

16. FINANCIAL INCOME

Financial income amounts to €117.2 million in 2004, compared to €35 million in 2003, i.e. an increase of €82.2 million.
This increase is mainly due to:

- the increase in dividends received (notably from French subsidiaries) (€135.6 million, compared to €65.9 million in 2003, i.e. an increase of €69.6 million);
- the increase in net variation of provisions for an amount of €7.0 million, mainly due to reversal subsequent to the dissolution via the intermingling of assets of the company RCI.

17. NON-RECURRING INCOME AND CHARGES

In million euros	**2004**	2003
Net Book Value of assets sold	0.5	0.7
Long service bonuses	-	0.8
Sale/contribution of shares	8.2	178.3
Manufacturing ERP depreciation accrual	-	0.5
Miscellaneous	0.8	0.9
Accelerated tax depreciation	3.1	-
TOTAL NON-RECURRING CHARGES	12.6	181.2

In million euros	**2004**	2003
Profit on sale of assets	0.1	0.9
Sale/contribution of shares	2.0	307.1
Miscellaneous	0.6	0.3
Reversal of accelerated tax depreciation	0.8	0.4
TOTAL NON-RECURRING INCOME	3.5	308.7

18. ACCRUED INCOME AND EXPENSES

In million euros	**2004**	2003
ACCRUED EXPENSES		
Long-term debt		
- Bonds	2.5	2.6
- Bank borrowings and borrowings from subsidiaries	-	0.2
- Miscellaneous facilities and other long-term debt	-	-
Operating liabilities		
- Trade payables and related accounts	38.2	34.0
- Tax and social security liabilities	23.7	22.1
Miscellaneous liabilities		
- Debts related to fixed assets and related accounts	0.8	1.1
- Other liabilities	6.1	23.6
- Cash instruments	-	0.1

In million euros	**2004**	2003
ACCRUED INCOME		
Financial fixed assets		
- Receivables from subsidiaries	0.5	0.8
- Loans	0.4	0.5
- Other investments	-	-
Operating receivables		
- Trade receivables and related accounts	28.4	7.5
- Other receivables	5.6	7.0
Miscellaneous receivables		
- Accrued dividends	-	-
- Cash instruments	1.7	1.7
Cash and cash equivalents	0.5	0.7

19. BREAKDOWN OF INCOME TAX

In million euros	Income before taxes	Taxes	Income after taxes
Current income	153.0	0.2	152.8
Non-recurring income	(9.2)	-	(9.2)
Employee profit-sharing	-	-	-
Net income	143.8	0.2	143.6

A tax consolidation agreement, in which the JCDecaux SA is the head of the consolidated tax group, came into effect as of January 1, 2002 and included the following companies:

- JCDecaux Mobilier Urbain
- Avenir
- JCDecaux Airport France
- JCDecaux Publicité Lumineuse
- SEMUP
- DPE

Pursuant to the provisions of this agreement and in accordance with current regulations, each tax-consolidated company determines its taxable income and calculates its corporate income tax as if there was no tax consolidation. The tax expense is recorded by the tax-consolidated company, and corporate income tax is payable to the consolidating company which then pays it to the tax authorities. In the event of a tax loss for the consolidated company, the tax saving represents an immediate gain for the consolidating company.

The surplus generated with respect to tax consolidation amounted to €1.6 million for 2004 (amount recorded in income tax).

If one of the Group's subsidiaries leaves the consolidated tax group, for whatever reason, the parties will have to analyse the consequences.

20. OFF-BALANCE SHEET COMMITMENTS OTHER THAN FINANCIAL INSTRUMENTS

In million euros	**12/31/2004**	12/31/2003
COMMITMENTS GIVEN		
Business guarantees [1]	36.8	38.3
Other guarantees [2]	34.2	52.3
Pledges, mortgages	-	-
Commitments on shares [3]	76.0	76.1
TOTAL	147.0	166.7
COMMITMENTS RECEIVED		
Commitments on shares [4]	74.0	74,0
Undrawn credit facilities	600.0	1,051.6
Forgiveness of debt (return-to-profit clause)	12.2	12.2
TOTAL	686.2	1,137.8

(1) Business guarantees correspond to guarantees issued. The Company guarantees, either directly or through counter-guarantees with respect to banks or insurance companies, the proper performance of concession agreements by subsidiaries.
(2) The line "other guarantees" includes guarantees issued in respect of settlement of lease payments, long-term debt, vehicle rental for certain subsidiaries or counter-guarantees to banks within the scope of collateral security granted to certain subsidiaries. It should be noted that the amount of the guarantees with regard to long-term debt (credit facilities and bank overdrafts) and collateral security corresponds to the amount actually drawn as of December 31, 2004.
(3) Commitments on shares are given and received, particularly within the scope of acquisition transactions.
(4) Commitments received on shares include a commitment from a strategic partner not to sell its current shareholdings in one of the indirect subsidiaries of JCDecaux SA before January 1, 2009.

Moreover, commitments given on shares include a right of sale in favor of our partners for an amount of €74 million, that may be exercised between January 1, 2009 and December 31, 2009 and a commitment to purchase, in 2006, shares (1.77%) for an estimated amount of €2.0 million.

21. FINANCIAL INSTRUMENTS

The Company uses derivative instruments only for interest rate and foreign exchange rate hedging purposes.

21.1 Financial instruments related to bond issues

In 2003, by issuing its private placement in the United States, JCDecaux SA raised funds, of which a significant portion (USD 250 million) was denominated in US dollars at a fixed rate. As the Group's financing requirements in US dollars were less than this amount and as it chose for a floating rate for its medium- and long-term loans, JCDecaux SA set up swaps at the same time as its private placement:

- interest-rate swap: receive a fixed interest and pay LIBOR floating interest, for an amount of USD 100 million, maturing in April 2010;
- interest-rate swaps combined with basis swaps: receive the USD fixed interest rate and pay EURIBOR floating interest, for an original amount of USD 150 million, and an amount of €142 million after swap, maturing between April 2013 and April 2015.

The market value of the portfolio of these financial instruments as of December 31, 2004 (theoretical cost of cancellation) is €(31.9) million.

21.2 Hedging of foreign exchange rate risk

The Company is exposed to foreign exchange rate risk on the activities of its subsidiaries abroad. Such risks are primarily related to:

- commercial transactions: purchases of raw materials;
- financial transactions:

- refinancing of cash flow and cash flow recycling for foreign subsidiaries, hedged by short-term currency swaps (the latest maturity of these agreements is March 31, 2005);
- loans denominated in US dollars and converted into euros, hedged through basis swaps with the same maturity as the loans (see paragraph above).

As of December 31, 2004, the Company has entered into the following hedging agreements:

In million euros	Financial and commercial assets	Financial and commercial liabilities	Assets - Liabilities	Off balance sheet [1]	Contingent positions	Net position
USD	82.0	220.8	(138.8)	151.3	-	12.5
GBP	3.2	0.6	2.6	-	-	2.6
SGD	0.9	3.5	(2.6)	3.5	-	0.9
SEK	0.4	-	0.4	-	-	0.4
AUD	0.1	-	0.1	-	-	0.1
NOK	8.0	-	8.0	(5.9)	-	2.1
DKK	5.5	-	5.5	(4.6)	-	0.9
JPY	-	-	-	-	-	-
HKD	0.3	2.4	(2.1)	2.2	-	0.1
THB	0.6	-	0.6	-	-	0.6
CZK	9.4	-	9.4	(9.3)	-	0.1
Other currencies	0.3	0.1	0.2	-	-	0.2
TOTAL	110.7	227.4	(116.7)	137.2	-	20.5

(1) Basis and currency swaps. Basis swaps are converted in euros based on their hedged value as well as the corresponding financial liabilities. Other swaps are converted based on year-end rates.

The market value of the short-term financial instrument portfolio (currency swaps, excluding bond issue swaps stated above) as of December 31, 2004 (theoretical cost of cancellation) is €(3.1) million.

21.3 Hedging of interest rate risk

The Company is exposed to interest rate risk on:
- bonds issued directly at a floating rate or at a fixed rate converted into a floating rate upon issue of the bonds, throughout their life;
- bank loans indexed on floating rate interest.

Thus, the loans taken out by the Company are indexed mainly to money market rates. In order to protect itself against a rise in EURIBOR rates, the Company has entered into hedges in the form of fixed-rate swaps, standalone purchases of caps, or caps financed by sales of caps or floors.

As of December 31, 2004, the Company has entered into the following interest rate hedging agreements:
- caps purchased for €95 million, including €60 million of ratchet caps; such caps maturing between August 2005 and April 2006; none were in the money on December 31, 2004;
- caps sold for €35 million maturing in April 2006; none were in the money on December 31, 2004;
- floors sold for €95 million maturing between August 2005 and April 2006; €60 million were in the money, based on a EURIBOR 3 month index of 2.155 % (as of December 31, 2004).

The market value of these financial instruments as of December 31, 2004 (theoretical cost of cancellation) is €(0.9) million.

22. COMPENSATION OF SENIOR EXECUTIVES

Fees paid to members of the Supervisory Board in respect of 2004 amount to €134,500.00.

Fees paid to the members of the Executive Board of Directors amount to €3,212,862.64.

23. HEADCOUNT

The breakdown of average headcount per category is as follows:

Category	2004	2003
Executives	362	355
Skilled employees	675	597
Employees	1,473	1,657
TOTAL	2,510	2,609

24. TRANSACTIONS CARRIED OUT WITH RELATED COMPANIES

In million euros

Balance sheet items	2004	2003
BALANCE SHEET (gross value)		
Financial fixed assets		
- Equity interests	2,144.2	2,149.9
- Receivables from subsidiaries	136.4	131.5
- Loans	57.2	49.2
- Deposits and sureties paid	0.5	0,5
Receivables		
- Trade receivables and related accounts	84.9	55.8
- Other receivables	6.2	26.9
- Prepaid expenses	5.6	5.6
Cash and cash equivalents	NS	NS
Liabilities		
- Miscellaneous loans and long-term debt	216.4	209.0
- Trade payables and related accounts	31.9	29.9
- Other liabilities	2.3	3.7
- Amounts due on fixed assets and related accounts	0.4	-

Income statement items	2004	2003
INCOME STATEMENT		
Operating expenses	232.7	214.7
Operating income	247.1	259.3
Financial expenses		
- Interest and similar charges	4.2	4.0
Financial income		
- Income from equity interests	135.5	65.9
- Interest	6.9	5.3
Non-recurring charges		
- Net book value of financial fixed assets sold	-	16.9
Non-recurring income		
- Non-recurring income	2.0	107.4

In addition to companies fully consolidated in group accounts, related companies include companies which are accounted for following the proportional consolidation method in JCDecaux SA's consolidated financial statements.

25. SUBSIDIARIES AND EQUITY INTERESTS AS OF DECEMBER 31, 2004

	Capital	Other equity [1]	Share in capital	Balance sheet value of shares held (in euros)	
In thousand currencies	in local currency	in local currency	as %	Gross	Net
INFORMATION REGARDING THE SUBSIDIARIES AND EQUITY INTERESTS WITH SIGNIFICANT BALANCE SHEET VALUES					
A - FRENCH SUBSIDIARIES					
SOMUPI	762 EUR	122 EUR	66	1,135	1,135
SOPACT	229 EUR	2,322 EUR	50	1,042	1,042
JCDECAUX MOBILIER URBAIN	993 EUR	23,762 EUR	100	233,677	233,677
SEMUP	831 EUR	8,783 EUR	100	39,471	39,471
DPE	152 EUR	16 EUR	27.71	3,168	3,168
AVENIR	26,805 EUR	187,944 EUR	100	608,462	608,462
JCDECAUX PUBLICITE LUMINEUSE	778 EUR	2,017 EUR	100	30,390	27,500
JCDECAUX AIRPORT FRANCE	768 EUR	4,302 EUR	100	98,799	98,799
B - FOREIGN SUBSIDIARIES					
JCDECAUX FINLANDE Oy	432 EUR	32,660 EUR	89.99	58,671	58,671
JCDECAUX BELGIUM PUBLICITÉ SA	155 EUR	8,158 EUR	100	42,193	42,193
ACM SA	62 EUR	1,129 EUR	100	4,320	4,320
JCDECAUX LUXEMBOURG SA	1,048 EUR	236 EUR	100	1,539	1,539
JCDECAUX CENTRAL EASTERN EUROPE GmbH	35 EUR	103,243 EUR	100	199,763	199,763
AFFICHAGE HOLDING	33,750 CHF	169,022 CHF	30	134,414	134,414
JCDECAUX UK Ltd.	5,500 GBP	8,343 GBP	100	7,926	7,926
JCDECAUX DEUTSCHLAND GmbH	8,232 EUR	51,251 EUR	100	60,461	60,461
ACM GmbH	77 EUR	12 EUR	100	1,726	1,726
JCDECAUX MESTSKY MOBILIAR Spol Sro	120,000 CZK	(10,348) CZK	96.20	3,092	3,092
JCDECAUX SVERIGE AB	75,000 SEK	40,271 SEK	98.23	27,116	27,116
IPDECAUX Inc.	1,000,000 KRW	(1,267,405) KRW	50	385	385
JCDECAUX STREET FURNITURE Pty Ltd.	43,510 AUD	(22,510) AUD	100	26,500	26,500
PURBE Lda	60 EUR	12 EUR	100	37,847	37,847
MCDECAUX Inc.	910,000 JPY	(702,784) JPY	60	3,943	-
JCDECAUX PORTUGAL Lda	1,247 EUR	11,007 EUR	0.15	253	253
JCDECAUX DO BRASIL Ltda	5,367 BRL	(6,190) BRL	100	3,962	-
JCDECAUX NORGE AS	62,000 NOK	(21) NOK	75.38	12,021	11,049
JCDECAUX CHILE SA	122,236 CLP	(1,071,776) CLP	99.90	207	207
JCDECAUX SLOVAKIA Sro	7,300 SKK	693 SKK	100	184	184
V.K.M. BV	18 EUR	(3,500) EUR	50	9	9
AFA JCDECAUX A/S	7,200 DKK	28,150 DKK	50	2,209	2,209
JCDECAUX NEDERLAND BV (ex-Publex)	20 EUR	4,616 EUR	50	3,260	3,260
JCDECAUX SINGAPOUR Pte Ltd.	7,500 SGD	(10,766) SGD	100	4,495	-
JCDECAUX ARGENTINA SA	14 ARS	6,256 ARS	99.93	8,394	2,301
JCDECAUX PUBLICITÉ LUMINEUSE Lichtrek. NV	1,735 EUR	174 EUR	9.29	274	274
JCDECAUX ASIA SINGAPORE Pte Ltd.	5,510 SGD	13,171 SGD	100	23,384	23,384
JCDECAUX NORTH AMERICA Inc.	104,694 USD	936 USD	100	293,809	293,809
IGP DECAUX Spa	7,391 EUR	56,697 EUR	20.48	34,861	34,861
JCDECAUX SALVADOR SA	5,200 BRL	(25,278) BRL	99.98	2,330	2,330 [2]
PLACA Lda	13 EUR	549 EUR	55	5,087	5,087
RED PORTUGUESA SA	383 EUR	(439) EUR	58.56	10,208	10,208
JCDECAUX ESPANA SL	29,051 EUR	83,522 EUR	100	111,656	111,656
JCDECAUX PEARL & DEAN MEDIA Sdn (not consolidated)	- MAL	1,181 MAL	100	827	827
UDC-JCDECAUX Airport (not consolidated)	12,600 MXN	(12,400) MXN	100	596	-
JCDECAUX MACAU (not consolidated)	1,000 MOP	NC	80	114	114
MCDECAUX TAIWAN (not consolidated)	1,000 TWD	NC	99.99	33	33

(1) Shareholders' equity excluding share capital and net income for the fiscal year.
(2) A provision for setting up foreign operations has been set aside for the total value of the equity interests.

Loans and advances granted by the Company and not repaid *in euros*	Amount of guarantees and other securities provided by the Company *in euros*	Revenues for the 2004 fiscal year *in euros*	Net income (loss) for the 2004 fiscal year *in euros*	Dividends received by the Company during the 2004 fiscal year *in euros*
-	-	18,674	3,641	2,442
-	-	13,883	899	375
-	-	213,917	55,657	50,499
-	-	31,412	5,656	19,206
2,700	-	9,865	412	51
-	-	181,717	(19,976)	16,704
-	-	7,751	657	1,490
5,500	3,971	37,557	4,397	1,446
-	-	23,945	5,024	3,425
5,500	-	31,876	1,790	270
-	-	-	1,090	1,550
-	-	1,710	406	205
-	-	-	3,754	-
-	-	-	11,666	-
1,135	-	189,962	18,949	14,502
3,500	-	47,986	11,931	8,340
-	-	11,557	5,082	4,670
9,257	-	4,848	1,090	-
-	-	31,264	1,205	-
-	2,908	2,249	(240)	-
-	-	-	-	-
-	-	-	3,272	2,667
-	1,547	2,583	(867)	-
9,250	-	38,779	6,498	137
323	-	522	(157)	-
7,770	6,328	14,807	(376)	-
-	6,161	3,958	(424)	-
232	-	1,682	674	1,621
-	-	-	3,550	2,848
4,571	6,142	13,401	327	-
-	-	35,616	5,494	2,788
-	819	3,377	(571)	-
-	-	932	46	-
-	-	1,273	175	18
-	16	-	2,271	-
64,312	1,063	621	227	-
-	-	132,025	1,943	-
8,139	104	1,732	138	-
-	-	-	415	297
-	-	10,723	719	-
13,651	-	32,549	7,190	-
-	85	1,398	119	-
88	-	1,324	(116)	-
-	557	-	-	-
-	-	-	-	-

26. FIVE-YEAR FINANCIAL SUMMARY

Type of data	2000 (1)
I - CAPITAL AT THE END OF THE FISCAL YEAR	
a) Share capital (in euros)	2,685,961
b) Number of common shares	176,187,464
c) Maximum number of future shares to be created (stock options)	-
II - OPERATIONS AND INCOME FOR THE FISCAL YEAR (in euros)	
a) Revenues excluding taxes	80,838,546
b) Income before taxes and calculated charges (deprec./amort. and provisions)	123,072,510
c) Income tax	-
d) Employee profit-sharing	-
e) Income after taxes and calculated charges (deprec./amort. and provisions)	104,811,683
f) Dividends paid	-
III - EARNINGS PER SHARE (in euros)	
a) Income after taxes but before calculated charges (deprec./amort. and provisions)	0.70
b) Income after taxes and calculated charges (deprec./amort. and provisions)	0.59
c) Net dividend allocated to each share	-
IV - PERSONNEL	
a) Average headcount during the fiscal year	9
b) Amount of payroll for the fiscal year (in euros)	2,594,782
c) Amounts paid during the fiscal year for social benefits (social security, welfare, organisations, etc.) (in euros)	575,803

(1) The data provided for fiscal year 2000 is data relating to JCDecaux SA, as comparable data with respect to 2001 (impact of mergers) was not available.
(2) Subject to approval by the General Meeting of Shareholders of the proposed allocation of income for 2004.

2001	2002	2003	2004
3,378,284	3,378,284	3,378,284	3,384,274
221,600,760	221,600,760	221,600,760	221,993,669
4,103,704	4,191,800	4,401,346	4,687,148
630,311,692	577,865,331	551,028,006	549,606,687
77,196,352	80,973,816	244,911,913	177,558,052
10,901,232	(7,548,673)	(493,718)	192,997
-	347,036	29,043	22,145
17,208,957	54,559,112	215,836,942	143,639,313
-	-	-	- (2)
0.30	0.40	1.11	0.80
0.08	0.25	0.97	0.65
-	-	-	- (2)
2,912	2,726	2,609	2,510
79,059,056	85,335,562	84,417,060	83,650,042
29,648,524	32,273,264	31,581,498	33,416,275

LEGAL INFORMATION

CORPORATE GOVERNANCE AND INTERNAL CONTROL

Our Company is organised as a French corporation with an Executive Board and a Supervisory Board.

1. COMPOSITION OF THE EXECUTIVE BOARD AND SUPERVISORY BOARD

1.1 Executive Board

Our Articles of Association provide that the Executive Board may consist of no fewer than 2 and no more than 7 members, appointed by the Supervisory Board for terms of three years.

The members of the Executive Board must be individuals and need not be chosen from among the shareholders.
Incumbent members may be re-appointed. They may be removed at any time by the annual General Meeting of Shareholders, or by the Supervisory Board. The Supervisory Board appoints a Chairman from among the members of the Executive Board, whose lenght of his term it determines.

No one past the age of seventy may serve on the Executive Board. Any Executive Board member who reaches that age is deemed to have retired at the close of the meeting of the Supervisory Board following the date on which he or she reaches that age, unless the Supervisory Board decides to allow the member to serve out the balance of his or her term.

Our Executive Board presently consists of 5 members:

Name	Age	Office	Date first appointed
Jean-Charles Decaux	35	Chairman of the Executive Board	October 9, 2000
Jean-François Decaux	46	Chief Executive Officer	October 9, 2000
Robert Caudron	56	Member	October 9, 2000
Gérard Degonse	57	Member	October 9, 2000
Jeremy Male	47	Member	October 9, 2000

The responsibilities of members of the Executive Board will end at the close of the annual General Meeting of Shareholders that will take place in 2006 to consider the financial statements for the fiscal year ending December 31, 2005.

Jean-François Decaux and Jean-Charles Decaux both have the same authority to represent our Company in dealing with third parties and the public and both use the title of co-Chief Executive Officers of the Group for business purposes and public relations.

1.2 Supervisory Board

Our Articles of Association provide that our Supervisory Board may consist of no fewer than 3 and no more than 18 members, appointed by the annual General Meeting of Shareholders for a maximum term of 6 years. Incumbent members of the Supervisory Board may be re-elected. They may be removed at any time by the annual General Meeting of Shareholders.
The Supervisory Board elects a Chairman and a Vice-Chairman, who must be individuals, from among its members. They are appointed for a term that is equal in length to their term of office as members of the Supervisory Board. They may always be re-appointed.

The number of members of the Supervisory Board over the age of 75 may not be greater than one third of the incumbent members. When this limit is passed, the oldest member is deemed to have retired. In addition, starting from age 75, the term of office is annual.

The Supervisory Board presently consists of 6 members, each serving for a term of 3 years:

Name	Age	Office	Date first appointed
Jean-Claude Decaux	67	Chairman	October 9, 2000
Jean-Pierre Decaux	61	Vice-Chairman	October 9, 2000
Christian Blanc	62	Member	October 9, 2000
Pierre-Alain Pariente	69	Member	October 9, 2000
Lothar Späth	68	Member	May 14, 2003
Xavier de Sarrau	54	Member	May 14, 2003

The responsibilities of members of the Supervisory Board will end at the close of the annual General Meeting of Shareholders that will take place in 2006 to consider the financial statements for the fiscal year ending December 31, 2005.

Under the Supervisory Board's By-Laws ("*Règlement Intérieur du Conseil de Surveillance*") adopted on July 3, 2003, a member of the Supervisory Board is deemed "independent" if he or she meets the following criteria:

- is not, and has not been during the previous 5 years, an employee or an executive officer of our Company, or an employee or officer (whether or not executive officer) of our parent company or any of its consolidated subsidiaries;
- is not an officer (whether or not an executive officer) of a company in which our Company is a director/Supervisory Board member (directly or indirectly) or in which an employee designated as such or an officer (whether or not an executive officer) of the Company (present or having been so within fewer than five years) is a director/Supervisory Board member;
- is not a significant client, supplier, investment banker or commercial banker of our company or our Group, or for which our Company or our Group represents a material portion of their respective businesses;
- does not have close family ties with one of the members of our senior management;
- has not been an auditor for our Company during the past 5 years;
- has not been a Supervisory Board member/director for more than 12 years.

The By-Laws provide that, to ensure the necessary objectivity of the Board, at least one-third of its members should be "independent" at all times during the year.

At its meeting held on March 15, 2005, the Board found, on the basis of conclusions reached by the Compensation and Nominating Committee, that half the Board members met the "independence" criteria set forth in the By-Laws: Mr. Christian Blanc, Mr. Lothar Späth and Mr. Xavier de Sarrau.

Under our Company's Articles of Association (Article 17), each member of the Board must own or hold at least 2 of our shares during his entire term in office. The requirement to own shares contained in the Articles does not apply to shareholder-employees who may be elected to the Supervisory Board.

2. AUTHORITY AND FUNCTIONING OF THE EXECUTIVE BOARD AND SUPERVISORY BOARD

2.1 Executive Board

Authority of the Executive Board

Our Executive Board has the broadest possible authority to act in all circumstances on behalf of our Company, exercising its authority within the limits prescribed by our corporate purposes and subject to the powers expressly reserved to the shareholders and the Supervisory Board.

In practice, the Executive Board defines our Company's broad strategic direction, implements it and monitors proper performance. In this connection it relies on an internal control manual, a system of delegation of authority, and a Code of Ethics that are described on page 122. It monitors the development of our revenues on the basis of a system of information and accounting flow that is described on page 123.

Functioning of the Executive Board

Our Executive Board meets as often as our corporate interest requires, at our registered office or at any other place as may be indicated in the notice of the meeting. Meetings of the Executive Board are called by its Chairman, or in his absence, by half its members, and may be called by any means, including by voice.

Meetings of the Executive Board are chaired by its Chairman or, in his absence, by the Vice-Chairman or, otherwise, by a member of the Executive Board chosen at the beginning of the meeting.

If the Executive Board consists of only two members, both must be present, and actions must be taken unanimously. If it has more than two members, actions are taken by a majority of the members present or represented. In the event of a tie, the person chairing the meeting has the deciding vote.

The Executive Board generally meets every month, for an entire day, and organises a telephone conference each week to keep abreast of current developments. The Executive Board met 11 times in 2004, and one meeting was held by telephone. Participation in meetings was 100%.

The Executive Board's work is generally divided into three parts:

- review of the Company's business and affairs: level of commercial activity, prospects for the year, development of revenues, etc.;
- presentation and analysis of organic growth operations, new bids, acquisition projects, etc. In this connection, the Executive Board establishes objectives, allocates resources and reviews risks involved with such transactions;
- consideration of specific matters:
  - specific issues, such as: new products, progress report on implementation of IFRS standards, corporate governance, Code of Ethics, etc.;
  - recurring matters, such as: presentation of results of audits, management information plan, conditions of executive compensation (bonuses, stock options) of our senior executives, adoption of six month and annual financial statements, results of reviews and audits by Statutory Auditors, and financing of the Group.

Depending on the nature of the subjects on the agenda, employees or third parties may be asked to participate in an Executive Board meeting.

Minutes are prepared of each Executive Board meeting.

Our Executive Board does not have by-laws.

Financial disclosures to the market are handled exclusively under the authority of the Executive Board. In practice, this matter is handled by Mr. Jean-François Decaux and Mr. Jean-Charles Decaux, our co-Chief Executive Officers, Mr. Gérard Degonse, Chief Financial Officer, and Mr. Alexandre Hamain, Manager of Financial Communications and Investor Relations.

2.2 Supervisory Board

Authority of the Supervisory Board

Our Supervisory Board oversees the management of our Company by the Executive Board. The Supervisory Board may review or investigate our Company's operations at any time it deems appropriate and may request any documents that it believes are necessary for this purpose. At least once every quarter, the Executive Board must report to the Supervisory Board on our Company's business and affairs. Within three months following the end of each fiscal year, the Executive Board must present to the Supervisory Board, for its review and approval, the financial statements for the period. The Supervisory Board must present its report to the annual General Meeting of Shareholders on the report of the Executive Board, as well as on the financial statements for the period.

Functioning of the Supervisory Board

The Supervisory Board meets as often as our corporate interest requires and at least once every quarter to hear the report of the Executive Board, at our registered office or at such other location as indicated in the notice of the meeting.

Supervisory Board meetings are chaired by the Chairman or, in his absence, by the Vice-Chairman or, otherwise, by any member chosen by the Supervisory Board at the beginning of the meeting. At least half the Board Members must be represented for the Board to transact business validly. Actions must be taken by a majority of the members present or represented. In the event of a tie, the person chairing the meeting has the deciding vote.

The work of the Supervisory Board is assisted by two Committees: the Audit Committee and the Compensation and Nominating Committee.

Consistent with its past practices, the Supervisory Board met five times during fiscal year 2004, in March, May, July, September, and December. Three involved all members of the Board. Two meetings were held with five Members, since Mr. Jean-Claude Decaux and Mr. Christian Blanc were each absent from a Board meeting.

At each Board meeting:

- the Chief Executive Officer and the Managing Director always report on:
  - the Group's operations,
  - proposed bids and external growth projects and, more generally, implementation of our Group's strategy and possible changes to it;
- the Chairs of the Audit Committee and of the Compensation and Nominating Committee report at the following meeting, if appropriate;
- various matters are discussed, including:
  - recurring matters, such as the annual and half-year financial statements, during the Board meetings held in March and September, executive compensation, approval of agreements with related parties (so-called "*conventions réglementées*"), guarantees and security interests;
  - other more specific issues are periodically discussed. Among other matters discussed during 2004 were our Group Code of Ethics, the compensation strategy for France, capital increases related to stock options, and the rental situation within our Company.

The Board Meeting held on March 15, 2005 also reviewed and approved the Report of the Chairman on the operation of the Board and internal control; this report was prepared with the assistance of the Internal Audit Department and the Legal Department, on the basis of work done during 2004 in connection with the development and implementation of a system of internal control within the Group. The information gathered was the subject of exchanges with the Audit Committee, the Statutory Auditors, and members of the Executive Board.

During the fiscal year just ended, the Supervisory Board took action, following the procedure set forth in Article L.225.86 of the French Commercial Code, on the following agreements with related parties:

- acquisition, by the Company, of trademarks, models and patents belonging to Mr. Jean-Claude Decaux, Chairman of the Supervisory Board, for €86,426.31, strictly reflecting the costs of filing and maintaining such industrial property rights;
- award by the Company to Mr. Robert Caudron, Member of the Executive Board and Chief Operating Officer of a standard indemnity in the event of termination of his employment agreement by the Company;
- sale by Jean-Charles Decaux, Jean-François Decaux and Jean-Sébastien Decaux of their ownership of "*Affichage Gigogne*" patents, used by all of our companies, for a price equal to reimbursement of expenses incurred to maintain them, representing a total amount of €16,423.93;
- acquisition by JCDecaux Deutschland, a wholly-owned subsidiary, of the 150,000 shares owned by SIMU, a subsidiary of JCDecaux Holding, in the company Georg Zacharias GmbH, for net book value, *i.e.*, approximately €4.2 million. To date, no action has been taken on the basis of this approval;
- contribution by the Company of its investments in the Slovak

and Czech companies, JCDecaux Slovakia Sro and JCDecaux Mestsky Mobiliar Spol Sro, to an Austrian company, Aussen-werbung Tschechien-Slowakei Beteilingungs GmbH. As consideration for this contribution, the Company will receive from Gewista 55% of the shares of Aussenwerbung Tschechien-Slowakei Beteilingungs GmbH. To date, no action has been taken on the basis of this approval;
- debt forgiveness in favour of JCDecaux Do Brasil, in the amount of BRL 1,200,000, or approximately €336,000, with a return to better fortune clause. This forgiveness was not definitively approved.

Our Supervisory Board has not approved any agreements covered by Article L.225.86 of the French Commercial Code since the end of the fiscal year.

By-Laws of the Supervisory Board

The Board adopted By-Laws on July 3, 2003.
In addition to provisions relating to independence of Board members, they include the following other significant provisions:
- use of video-conferencing is permitted, provided that the words and images of each of the members are transmitted in real time and continuously, that each member can be seen by everyone, and that everyone has an opportunity to become familiar with the documents presented at the meeting. This technique was not used during the fiscal year just ended;
- division among the Board members of the total amount of directors' fees approved by the General Meeting of Shareholders. The amount of directors' fees has been €164,645 since 2003 and consists, according to the By-Laws of:
  - a fixed fee of €61,000 divided equally among members of the Board. This fixed fee is payable quarterly on the condition that the Board has met at least once during the quarter involved;
  - a variable portion (€3,000 per member and per meeting) is paid on the basis of actual presence of the members at Board meetings.

  Except for the meeting held in May, held to oversee the change in the CEO's functions and that does not give rise to payment of any fee, any additional meeting of the Board other than the meetings of March, July, September, and December, gives rise to payment of a variable amount of €2,000 per member present.

The amounts awarded in respect of the base amount are pro-rated when terms of office begin or end during the course of a fiscal year.

The By-Laws also provide that members of the Board will receive specific fees in respect of their service on committees. Out of the total amount of fees approved by the annual General Meeting of Shareholders, the By-Laws allocate €23,000 to committees, as follows:

Audit Committee	
Chairman	€8,000
Member	€6,000
Compensation and Nominating Committee	
Chairman	€5,000
Member	€4,000

Fees are paid to members of the Board and committees quarterly, in arrears.

The total amount paid to members of the Supervisory Board, including with respect to service on committees, excluding reimbursement of out-of-pocket expenses, may not exceed the amount approved at the annual General Meeting of Shareholders, i.e. €164,645.

Mr. Jean-Claude Decaux waived his fees as a member of the Supervisory Board and Chairman of the Compensation and Nominating Committee.

A resolution to increase the total amount of directors' fees beginning with fiscal year 2005 will be submitted to the General Meeting of Shareholders to be held on May 11, 2005.

- The By-Laws establish the rights and responsibilities of members of the Board, which include:
  - each member may receive continuing education on the particularities of our Company, its operations and its industry;
  - in connection with the right to be kept informed, members are entitled to receive any information necessary for them to perform their duties, including critiques, and to be provided with any information they deem useful. As a practical matter, members receive, at least a week before each Board meeting, documents, which are translated if necessary, relating to the items on the agenda of that meeting to prepare them for the discussion;
  - they are required to disclose transactions they may undertake in respect of our Company's shares under terms and conditions prescribed by law, and, in accordance with legal requirements, must refrain from such transactions during certain periods. As a practical matter, the members receive a calendar indicating the periods during which they may not trade in our shares, based on the dates for making public disclosure of financial information.
- the Board must set as an agenda item for at least one of its meetings an evaluation of its operation, especially in respect of the following points:
  - the adequacy, in light of its responsibilities, of the frequency and length of its meetings, and of the information that it, and each of its members, has available to enable it to make informed decisions;
  - the quality of the preparatory work of the Committees and membership thereon, which membership should ensure sufficient objectivity for the preparation of the matters to be considered;

- the desirability of reserving certain types of decisions to the Supervisory Board;
- on the recommendation of the Compensation and Nominating Committee, the independence of the members of the Supervisory Board.

For fiscal year 2004, this evaluation took place at the Board meeting of March 15, 2005, and was based on the responses of Board members to a questionnaire submitted to them by the Compensation and Nominating Committee and relating to the operation of the Board during fiscal year 2004.

The Board members were thus asked to indicate their degree of satisfaction with, and any comments on, the following points:
- general operation and membership, in terms of independence and abilities of the members of the Supervisory Board;
- definition of the Board's responsibilities, adequacy and sufficiency of meetings to ensure proper performance of its responsibility for permanent supervision and control of management by the Executive Board, performance of appropriate audits and reviews;
- conduct of Supervisory Board meetings, lead time for notices of meetings, availability and formalisation of information needed to make informed decisions; clarity of agenda items' definitions; relevance of matters discussed; general conduct of meetings in terms of discussions, opportunity to take the floor and consider actions, accuracy of recording of discussions and actions in the minutes;
- process for adopting the financial statements and approving agreements with related parties: availability, within adequate time periods, of information needed to make informed decisions; quality of explanations given and discussions that took place in connection with review of the financial statements; participation of Audit Committee in the process of adopting the financial statements;
- regarding the Audit Committee and the Compensation and Nominating Committee: definition of their responsibilities, frequency of their meetings, resources made available to them and the timing of those resources, quality of information provided.

The members expressed their complete satisfaction on these points: the Supervisory Board thus concluded that it had operated satisfactorily during fiscal year 2004.

In connection with the constant attempt to improve this operation, the By-Laws of the Supervisory Board are periodically reviewed and, if necessary, changed to reflect both changes in law and regulations in the area of corporate governance and the desires of the members themselves. Thus, and in particular in 2004, at the request of certain members of the Supervisory Board, the By-Laws were amended to provide that all significant acquisitions outside the strategy approved by the Company should be submitted to the Supervisory Board for its prior approval.

2.3 Committees of the Supervisory Board

The Audit Committee and the Compensation and Nominating Committee each have their own by-laws, annexed to the By-Laws of the Supervisory Board, that cover matters such as the membership thereon, their purposes, and the terms and conditions of their operation.

Minutes are prepared for each meeting of the Committees. These minutes are kept in specific minute books.

The Audit Committee

Membership

The Audit Committee consists of no fewer than 2 and no more than 3 members appointed by a majority of the independent members of the Supervisory Board. Given the limited number of members of the Supervisory Board, it did not seem appropriate to follow the recommendations of the Bouton Report, which provides that the Audit Committee should consist of 3 to 5 members.

The Audit Committee presently has two members:
Mr. Xavier de Sarrau, Chairman, and Mr. Christian Blanc, both independent members of the Supervisory Board.

Committee responsibilities

They are mainly as follows:
- review the accounting methods and principles used, or make recommendations for changing such methods and principles, and ensure their consistent application or the soundness of any proposed changes;
- review changes in the scope of consolidation;
- review drafts of the semi-annual and annual corporate and consolidated financial statements;
- provide oversight of external and internal audits of our Company;
- become familiar with pending litigation and request any appropriate explanations related thereto;
- lead the process for selecting the Statutory Auditors and, as a general matter, ensure compliance with rules guaranteeing their independence.

Committee operations

The Audit Committee may validly conduct business either by meeting or by telephone or videoconference, on notice given by its Chairman or Secretary, provided that at least half its members participate. Notices of meetings must include an agenda and may be given verbally, or by any other means.

As a practical matter, a calendar of meetings is adopted at the end of each fiscal year for the next fiscal year. In addition, notices are always sent in writing at least one week prior to the meeting, together with the necessary preparatory documents.

The Audit Committee acts by majority of its members present.

The Audit Committee meets as often as necessary and, in any event, at least twice a year, in March and September, in connection with preparation of the annual and half-year financial statements.

The Audit Committee met 4 times during the fiscal year just ended, in March, July, September and December. Mr. de Sarrau, Chairman of the Committee, attended all 4 meetings; Mr. Christian Blanc, a member, attended three of them.

During its meetings, the Committee considered, among other things, the following matters:

- in March, the annual financial statements for 2003, as well as the independence of the Statutory Auditors in light of the fees paid to them during that fiscal year; on this latter point, the Committee did not discover anything that could call into question the independence of the Statutory Auditors;
- in September, the half-year financial statements as of June 30, 2004, as well as the audit plan of the Statutory Auditors for 2004;
- in December, litigation, the internal audit plan for 2005, as well as developments relating to the Chairman's report on operation of the Board and internal control.

In addition, the Committee was kept periodically informed about progress in adopting and implementing the change to IFRS standards.

Committee members also met with the Statutory Auditors, Company management, and the Director of Group Internal Audit, to whom they have a right of direct access.

Compensation and Nominating Committee

Membership

The Compensation and Nominating Committee consists of no fewer than 2 and no more than 3 members, at least half of whom must be independent members of the Supervisory Board. Given the limited number of members of the Supervisory Board, it did not seem appropriate to follow the recommendations of the Bouton Report, which provides that the Compensation and Nominating Committee should consist of 3 to 5 members.

The Committee presently consists of two members:
Mr. Jean-Claude Decaux, Chairman and Mr. Christian Blanc, who is an independent member of the Supervisory Board.

Committee responsibilities

They are mainly as follows:

- regarding compensation, make recommendations to the Supervisory Board, among other things, about:
  - the amounts and criteria for awarding directors' fees to members of the Board;
  - compensation of any kind for members of the Executive Board;
  - the general policy for granting options.

The Committee, therefore, is responsible for ensuring that the compensation of the members of our Executive Board is justified and justifiable under relevant criteria, such as the practices of our competitors in the area involved or the size and complexity of the company, while also taking into consideration the responsibility and risks assumed by our Executive Board members.

The Committee must define the rules applicable to the variable portion of the compensation, ensuring the consistency of these rules with the annual performance appraisals of our officers and our Company's strategy in the medium term. The Committee must oversee the annual application of these rules.

- Regarding nominations, make recommendations to the Supervisory Board relating to:
  - nomination of members to the Executive Board;
  - membership of the Supervisory Board, taking into consideration, among other things, the composition and changes in our Company's shareholder body and the existence of potential conflicts of interest.

Committee operations

The Compensation and Nominating Committee may validly conduct business either by meeting, or by telephone or videoconference, on notice given by its Chairman or Secretary, provided that at least half its members participate. Notices of meetings must include an agenda and may be given verbally, or by any other means.

As a practical matter, a calendar of meetings is adopted at the end of each fiscal year for the next fiscal year. In addition, notices are always sent in writing at least one week prior to the meeting, together with the necessary preparatory documents.

The Compensation and Nominating Committee acts by majority of its members present.

The Compensation and Nominating Committee meets as often as necessary and, in any event, at least once a year.

The Compensation and Nominating Committee met twice during the fiscal year just ended, in March and November; both members were present for both meetings.

During its two meetings, the Committee considered, among other things, the following matters:

- in March, the independence of the members of the Supervisory Board and the responses provided by them to the appraisal questionnaire relating to the Board's operation in 2003;
- in November:
  - the variable portion (bonus and stock options) of the compensation of members of the Executive Board for 2004 and the establishment of the criteria for awarding this variable portion for 2005; Any bonus that may be awarded to members of the Executive Board will depend both on our overall performance (budgeted levels of operating income - EBITA - and free cash flow) and the achievement of personal objectives (for example, winning or renewing major contracts). Regarding stock options,

the Committee pointed out that the general policy for making awards to members of the Executive Board and employees of the Group depended both on criteria relating to our overall performance (budgeted levels of operating income - EBITA - and free cash flow) and the achievement of personal objectives, with the number of options granted being related to a percentage of his or her base salary in each case;
- the amount of the fixed portion of the compensation of the members of the Executive Board for 2005;
- proposals of the amount and distribution of directors' fees among members of the Board and the Committees; the Committee also recommended a proposal to increase the amount of these fees beginning in fiscal year 2005;
- the terms of the questionnaire to be sent to the members of the Supervisory Board in connection with the procedure for evaluating the work of the Supervisory Board during 2004;
- the advisability of nominating new members; on this point, the Committee concluded that such nominations, for the time being, are not necessary.

3. OFFICES AND DIRECTORSHIPS

The offices and directorships presently held by members of the Executive Board and the Supervisory Board in any company are as follows:

Executive Board

Except for the position held by Mr. Gérard Degonse with Bouygues Telecom until February 19, 2004, all of the offices and directorships held by members of the Executive Board are in direct or indirect subsidiaries of JCDecaux SA or in companies in the area of outdoor advertising in which we hold a significant stake.

	Mr. Jean-Charles Decaux - Chairman of the Executive Board
JCDecaux Holding (France)	Director - Acting Chief Executive Officer
Avenir (France)	Chairman
JCDecaux Airport France (France)	Chairman
JCDecaux España (Spain)	Chairman - Acting Chief Executive
El Mobiliario Urbano SA (Spain)	Chairman - Acting Chief Executive
JCDecaux & Sign SA (Spain)	Chairman
JCDecaux Atlantis (Spain)	Chairman - Acting Chief Executive
Planigrama Exclusivas (Spain)	Chairman - Acting Chief Executive
JCDecaux & Cevasa SA (Spain)	Chairman of the Board of Directors

	Mr. Jean-François Decaux - Chief Executive Officer
JCDecaux Holding (France)	Director - Acting Chief Executive Officer
Media Frankfurt GmbH (Germany)	Vice-Chairman of the Supervisory Board
Europlakat International Werbe (Austria)	Member of the Supervisory Board
Gewista Werbegesellschaft MbH (Austria)	Vice-Chairman of the Supervisory Board
JCDecaux Central Eastern Europe (Austria)	Managing Director
JCDecaux Street Furniture Pty Ltd (Australia)	Chairman
David Allen Ltd (Ireland)	Director
Leesons Advertising Ltd (Ireland)	Director
Summerbrook Enterprises Ltd (Ireland)	Director
Affichage Holding (Switzerland)	Director

	Mr. Robert Caudron - Member of the Executive Board
S.E.M.U.P. (France)	Chairman
S.O.M.U.P.I. (France)	Chairman - Chief Executive
JCDecaux Mobilier Urbain (France)	Chairman
S.O.P.A.C.T. (France)	Director - Chief Executive
JCDecaux Publicité Lumineuse (France)	Chairman
JCDecaux UK Ltd (United Kingdom)	Director
Belgoposter (Belgium)	Director
Ste Holding de Gestion et de Participation (Belgium)	Director
JCDecaux Nederland BV (The Netherlands)	Member of the Supervisory Board
SIMU BV (The Netherlands)	Member of the Executive Board
Verkoop Kantoor Media BV (The Netherlands)	Member of the Executive Board
JCDecaux Group Services (Luxembourg)	Managing Director
JCDecaux Sverige AB (Sweden)	Director
AFA JCDecaux A/S (Denmark)	Director
JCDecaux Finland Oy (Finland)	Director
JCDecaux Portugal Mobiliario Urbano & Publicidade Ltda (Portugal)	Managing Director
JCDecaux Do Brasil (Brazil)	Representative of JCDecaux SA

	Mr. Gérard Degonse - Member of the Executive Board
Bouygues Télécom (France)	Director (until February 19, 2004)
JCDecaux United Ltd (United Kingdom)	Director
JCDecaux UK Ltd (United Kingdom)	Director
JCDecaux Finland Oy (Finland)	Director

	Mr. Jeremy Male - Member of the Executive Board
JCDecaux Finland Oy (Finland)	Chairman of the Board of Directors
Xpomera AB (Sweden)	Director
JCDecaux Sverige AB (Sweden)	Chairman of the Board of Directors
AFA JCDecaux A/S (Denmark)	Director
AFA JCDecaux Iceland Ehf (Iceland)	Director
JCDecaux Norge (Norway)	Chairman of the Board of Directors
JCDecaux Media Services Ltd (United Kingdom)	Director
JCDecaux Ltd (United Kingdom)	Director
JCDecaux Airport UK Ltd (United Kingdom)	Director
JCDecaux UK Ltd (United Kingdom)	Director
JCDecaux Ireland (Ireland)	Director
Street Furniture Ltd (Ireland)	Chairman
JCDecaux Nederland BV (The Netherlands)	Member of the Executive Board
SIMU BV (The Netherlands)	Director
Univier Communications BV (The Netherlands)	Member of the Supervisory Board
JCDecaux Stadtmoblierung GmbH (Germany)	Managing Director
Abribus City Media GmbH (Germany)	Managing Director
JCDecaux Deutschland GmbH (Germany)	Managing Director
JCDecaux Airport Polska SpZoo (Poland)	Chairman of the Supervisory Board

Supervisory Board

	Mr. Jean-Claude Decaux - Chairman of the Supervisory Board
JCDecaux Holding (France)	Chairman - Chief Executive Officer
S.O.P.A.C.T. (France)	Chairman of the Board of Directors
Bouygues Télécom (France)	Representative of JCDecaux Holding (from February 19, 2004)
Crédit Commercial de France (France)	Director (from May 12, 2004)
S.C.I. Troisjean (France)	Managing Director
S.C.I. Clos de la Chaîne (France)	Managing Director
S.C.I. Lyonnaise d'Entrepôt (France)	Managing Director

	Mr. Jean-Pierre Decaux - Vice-Chairman of the Supervisory Board
S.C.I. de la Plaine St-Pierre (France)	Managing Director
S.C. Bagavi (France)	Managing Director
Assor (France)	Director
Société Foncière de Joyenval (France)	Director

	Mr. Pierre-Alain Pariente - Member of the Supervisory Board
SCEA La Ferme de Chateluis (France)	Managing Director
Arthur SA (France)	Director

	Mr. Christian Blanc - Member of the Supervisory Board
- Principal occupation outside our Company	Member of the French Parliament
- Other offices and directorships in any company	
Carrefour (France)	Director
Thomson Multimedia (France)	Director
COFACE (France)	Director
Cap Gemini (France)	Director

	Mr. Lothar Späth - Member of the Supervisory Board
- Principal occupation outside our Company	Chairman of the Supervisory Board of Jenoptik AG (Germany)
- Other offices and directorships in any company	
Herrenknecht AG (Germany)	Chairman
Merrill Lynch Europe (Germany)	Vice-Chairman
Sueba USA Corporation (United States)	Director
Süba Wien Bau und Baubetreuungs AG (Austria)	Chairman of the Supervisory Board
Sigma Jakarta (Indonesia)	Chairman of the Supervisory Board

	Mr. Xavier de Sarrau - Member of the Supervisory Board
- Principal occupation outside our Company	Lawyer
- Other offices and directorships in any company	None

4. INTERESTS OF MANAGEMENT

4.1 Compensation of officers

The amount of gross compensation and other benefits paid to each officer by JCDecaux SA, by JCDecaux Holding, and by other companies in our Group in 2004 was as follows:

Members of the Executive Board

The amounts shown as paid in France are the amounts paid by JCDecaux SA aggregated with the amounts paid by JCDecaux Holding, controlling shareholder of JCDecaux SA.

For compensation paid in pounds sterling, the exchange rate used was the average exchange rate in 2004, 1 pound sterling for €1.473359.

Mr. Jean-François Decaux

(in euros)	Salary and profit sharing	Bonus and other	Life insurance
France	583,600	721,000	18,000
Foreign subsidiaries	439,700	800,000	-

Mr. Jean-François Decaux has the use of a company car in the United Kingdom and Germany.

Mr. Jean-Charles Decaux

(in euros)	Salary and profit sharing	Bonus and other	Life insurance
France	583,600	800,000	18,000
Foreign subsidiaries	459,900	731,100	-

Mr. Jean-Charles Decaux has the use of a company car in France and in Spain. In addition, in Spain, he has the use of company housing.

Mr. Jean-François Decaux and Mr. Jean-Charles Decaux do not receive stock options, having waived their rights thereto.

Mr. Robert Caudron

(in euros)	Salary and profit sharing	Bonus and other	Life insurance
France	307,400	-	54,200
Foreign subsidiaries	142,200	55,000	51,800

Mr. Robert Caudron has the use of a company car in France.

Mr. Gérard Degonse

(in euros)	Salary and profit sharing	Bonus and other	Life insurance
France	285,200	100,000 (1)	-
Foreign subsidiaries	67,300	-	-

(1) does not include €40,000 due for 2004 but paid in 2005.

Mr. Gérard Degonse has the use of a company car in France.

Mr. Jeremy Male

(in euros)	Salary and profit sharing	Bonus and other	Life insurance
France	-	-	-
Foreign subsidiaries	654,200	327,100	19,600

Mr. Jeremy Male has the use of a company car in the United Kingdom.

During fiscal year 2004, the Executive Board granted stock options to Mr. Robert Caudron, Mr. Gérard Degonse, and Mr. Jeremy Male. This information is set forth in the table appearing on page 132 of this document.

No member of the Executive Board exercised any options during the fiscal year.

Members of the Supervisory Board

During the fiscal year ended December 31, 2004, members of the Supervisory Board received the following gross amounts from JCDecaux SA:

Mr. Christian Blanc	€21,200
Mr. Jean-Pierre Decaux	€24,200
Mr. Pierre-Alain Pariente	€24,200
Mr. Xavier de Sarrau	€24,200
Mr. Lothar Späth	€24,200

During the same fiscal year, certain members of the Supervisory Board received the following amounts for their membership and work on committees:

Audit Committee	
Mr. Xavier de Sarrau	€8,000
Mr. Christian Blanc	€4,500

Compensation and Nominating Committee	
Mr. Christian Blanc	€4,000

Mr. Jean-Claude Decaux waived his right to receive a director's fee as Chairman of the Supervisory Board and as Chairman of the Compensation and Nominating Committee.

In 2004, he received compensation of €45,735 in connection with his responsibilities as Chairman of SOPACT, as well as compensation of €193,600 as Chairman and Chief Executive Officer of JCDecaux Holding.

4.2 Shares owned by officers and directors

As of December 31, 2004, the members of the Executive Board and the Supervisory Board owned 3,578,713 of our shares (representing approximately 1.61% of our share capital and voting rights), distributed as follows:

	As of December 31, 2004			As of December 31, 2003			As of December 31, 2002		
Officers and Directors	Number of share	% of share capital	% of voting rights	Number of share	% of share capital	% of voting rights	Number of share	% of share capital	% of voting rights
Jean-François Decaux	1,796,179	0,809	0,81	2,436,179	1,100	1,100	2,436,179	1,100	1,100
Jean-Charles Decaux	1,712,210	0,771	0,772	2,066,210	0,932	0,933	2,066,210	0,932	0,933
Jean-Pierre Decaux	31,723	0,014	0,014	31,723	0,014	0,014	31,723	0,014	0,014
Jean-Claude Decaux	8,175	0,004	0,004	8,175	0,004	0,004	8,175	0,004	0,004
Robert Caudron	19,420	0,009	0,009	23,670	0,011	0,011	23,670	0,011	0,011
Christian Blanc	2	-	-	2	-	-	2	-	-
Pierre-Alain Pariente	2	-	-	2	-	-	2	-	-
Xavier de Sarrau	11,000	0,005	0,005	11,000	0,005	0,005	-	-	-
Lothar Späth	2	-	-	2	-	-	-	-	-

As of December 31, 2004, the members of the Executive Board and Supervisory Board owned, with full legal title or limited legal title *(nue-propriété),* 1,300,030 shares of JCDecaux Holding (representing approximately 67% of the share capital and voting rights of that company).

4.3 Total number of options granted for our shares

Stock options awarded to officers and directors during fiscal year 2004 are set forth on page 132 of this document.

4.4 Assets belonging directly or indirectly to our officers or to members of their family

4.4.1 Real estate

All of our facilities are owned by us or leased pursuant to commercial leases.

Certain of these facilities are owned by entities that are owned or controlled by JCDecaux Holding, which owns approximately 69% of our Company's shares. For example, our corporate headquarters in Neuilly-sur-Seine and our other Paris suburb facilities, e.g. in Plaisir, Maurepas (Yvelines), and Puteaux, as well as our facilities in London, Brussels, and Madrid, are owned by SCI Troisjean, a subsidiary of JCDecaux Holding. The terms and conditions of these commercial leases are similar to those negotiated by the Company with third parties at current market conditions. As of December 31, 2004, the rents that we paid pursuant to these commercial leases totalled €8.358 million.

4.4.2 Intellectual property

We own and protect the intellectual property that is necessary to our business through exclusive rights (trademarks, registered designs, patents and domain names), both in France and in the principal countries in which we do business. In particular, the trademark "JCDecaux" is protected in many countries throughout the world.

Under a trademark co-existence agreement with Mr. Jean-Claude Decaux, JCDecaux SA and its subsidiaries have the exclusive right to use, and have available to them without charge on an unlimited basis, the JCDecaux trademark and any trademark including the words "JCDecaux" in connection with the conduct of their operations and the sale of advertising space on Street Furniture, Billboard structures or illuminated advertising structures.

We own over 170 secondary trademarks. Over 500 designs and models are registered and protect, both in France and abroad, bus shelters, decorative columns, billboards and interactive kiosks, some of which are designed by internationally-known architects. Patents protect technical innovations such as the computer systems that regulate the provision of public bicycles and automatic public toilets. We thus protect more than 40 inventions in France and outside France. As annuities applicable to the patents become due, we systematically review the appropriateness of maintaining a monopoly on the inventions these patents protect.

4.5 Agreements with the company, loans, and security interests granted by the company

- Agreements covered by Article L.225-86 of the French Commercial Code made during the fiscal year just ended are set forth on page 112 of this document.
- During the year just ended, no loan or security or guarantee was made or given by our company in favour of any of the members of the Executive Board or the Supervisory Board.

5. EMPLOYEE PROFIT SHARING AND PARTICIPATION PLANS

In France, the agreements for JCDecaux SA, Avenir and JCDecaux Airport were renewed in 2004 and completed by a Group agreement. The purpose of these benefits is not only to give employees incentives based on the performance of their company, but also to strengthen their sense of belonging to the Group. The other agreements still in effect were made in 2002 by JCDecaux Publicité Lumineuse, and in 2003 by JCDecaux Holding and JCDecaux Mobilier Urbain. These last two agreements are applicable only to earnings for the year 2003 and thereafter.

Each of these agreements was made for three years, and each covers employees of companies who have had at least three months of service with our Group during the fiscal year giving rise to the benefit.

A Group participation plan was also made in 2001, which provided for a profit pooling arrangement among its parties (JCDecaux SA, JCDecaux Airport, Avenir, JCDecaux Publicité Lumineuse and RCI). This agreement applies to all employees having served at least three months with us during the year for which the benefit is paid. The calculation of the benefit is made pursuant to the provisions of Article L.442.2 of the French Labour Code.

The amount of the benefits paid, for France, for the last three fiscal years is set forth on page 31 of this document.

JCDecaux SA, Avenir, JCDecaux Airport, JCDecaux Publicité Lumineuse, JCDecaux Mobilier Urbain and JCDecaux Holding each have a Company Savings Plan (*Plan d'Epargne d'Entreprise*), and each of these Plans was renewed in 2002. The employees of the companies involved may, among other things, make voluntary payments into the following funds: JCDecaux Développement, JCDecaux diversifié, Fructi Sécurité, and, with a longer term perspective, to the Fructi Avenir 1, Fructi Avenir 2, Fructi Avenir 3, Fructi Avenir 4, Fructi Avenir 5, and Fructi Avenir 6 Fund.

6. INTERNAL CONTROL

6.1 Internal control procedures

The purpose of the internal control and audit procedures is to ensure effective operations, compliance with applicable law and regulations, and the reliability of financial and accounting information.

One of the objectives of our internal control and audit procedures is to prevent and control risks resulting from our company's business and the risk of negligence or fraud, in particular in the areas of accounting and finance. Like any system of control, it cannot, however, provide an absolute guarantee that such risks have been completely eliminated

Our internal control procedures are the result of an analysis of the operational and financial risks arising from our business. They are broadly distributed to the relevant employees, and they are carried out by operating management of our Group: the Finance Department, the Legal Department, and the Information Technology Department. The Internal Audit Department is responsible for verifying compliance with existing procedures and identifying any weaknesses in these procedures.

6.1.1 Risk analysis

Our business is organised around four processes: asset management, commercial management, operations, and financial management. The membership of our Executive Board and of the management committees of our Group's subsidiaries reflect this organisation.

Asset management

Since our company's purpose is to market advertising space, the acquisition of new sites and the renewal of existing occupancy rights is an important activity for us. This process covers all of the operations involved in the preparation of bid tenders, the negotiation of agreements and the performance of contracts.

The risks associated with this process are essentially legal risks relating to compliance with applicable law and rules of competition. Over time, we have organised groups of lawyers with specialised knowledge in the area of public administrative law and public contracts and procurement to manage the bid process in France and abroad. These groups analyse the content of the competitive bids and ensure strict compliance with the procedures and standard specifications issued by the public agencies responsible for deciding the winners.

Preparation of bids follows a precise process that includes all of the affected departments of our Company, under the supervision of a member of the Executive Board. Bid tenders that exceed certain criteria are automatically submitted to the Executive Board.

Commercial management

Since we market advertising space principally through networks, this process covers the following phases: definition of products and prices, definition of our commercial strategy, taking orders and making contracts, management planning, and sales administration. The Sales and Marketing Departments are responsible for relations with our advertisers and their advertising agencies.

The essential risk in this process is the integrity of our revenues. Over and above the commercial, accounting, and financial procedures in place, we rely on the integration of management information systems (assets, commercial, and financial) to ensure the integrity of revenues.

Operations

This process covers all operational functions that range from installation of structures or billboards, to posting posters and maintenance of structures.

The major risks relating to these operations are controlled by an organisation and the existence of procedural safeguards:

- this principle applies to the diversification of supply sources and to the means of production and shipment of posters to their display sites, delays in which can directly affect our sales;
- from the standpoint of operations, which essentially include most employees, working conditions, and safety are taken into consideration on a regular basis through the Committees on Occupational Safety and Health;
- in addition, these installed capabilities make it possible to continue in business in the event of a major casualty, including fire, etc.
- finally, information systems are protected from intrusions and physical risks by the doubling-up of systems and the regular backing-up of stored data at various sites.

Finance

The process for producing financial information is described in paragraph 6.2 below along with the procedures taken for reducing risks.

6.1.2 Rules and procedures

Code of Ethics

The change in our size beginning in 1999 led us to adopt a Code of Ethics in 2001, so that our employees would share values that have been integral to our Group since we were founded.

In 2004, this Code was revised and updated and is now organised into two groups of rules:

- Founding Ethical Rules, which set forth the principles to which our employees should adhere in their dealings with governmental authorities, shareholders, and the financial markets; a newly created Ethics Committee will have the task of ensuring compliance with these rules, which are essential to our existence and our success as a company and include a prohibition against any form of corruption (active or passive).
- A Code of Business Behaviour, regarding relations with suppliers, clients, and employees within our Company. It contains rules that must be applied in each of our companies, in accordance with applicable local law and regulations. Compliance with them is the responsibility of the Group's general managers, both in France and elsewhere.

This new version of the Code of Ethics took effect at the beginning of 2005.

The Ethics Committee has three members: the Chairman of the Audit Committee of the Supervisory Board, the Group General Counsel, and the Director of Group Internal Audit.

The role of the Ethics Committee is to be informed and to deal with alleged violations of founding ethical rules in a confidential manner.

The Committee is also responsible for:

- investigating any matter relating to ethics within our Group and making recommendations that it deems appropriate;
- ensuring that the Code of Ethics is distributed, and recommending changes to it;
- preparing any responses to claims or questions to the Group relating to its ethics policy.

Delegations of authority

Since our Group's operating structure is based on fully operational subsidiaries in each country where we do business, the general management of these companies is vested by law with the appropriate authority.

In 2004, however, the Executive Board adopted more specific delegations of authority by function for French and non-French subsidiaries.

In three particularly sensitive areas, the Executive Board limited the authority of subsidiaries to make binding commitments:

- responding to bid tenders;
- opening and maintaining bank accounts, with instructions in these areas to be covered in an annual internal audit;
- commitments other than those relating to banking: commercial agreements; employment agreements; purchases and sale of real estate; and registration of patents, trademark, designs, and models.

As a general matter, within our Group, decisions are made through an initial tier of delegation in the areas of Sales, Operations, Finance, and Products. A second tier of delegation has been put in place in certain areas, essentially Operations, Human Resources, Legal, Information Technology and Finance (Financial Control, Treasury Management, and Development).

Internal Control Manual

In an initial phase, in the spring of 2003, we prepared an Internal Control Manual with the assistance of an independent consultant. This Manual was presented to all of our Financial Directors in June 2003 and distributed to all subsidiaries.

During a second phase, we prepared a self-evaluation questionnaire on the basis of the Internal Control Manual to obtain feedback from the Financial Directors of our subsidiaries on the administrative procedures and the risks for which they are responsible.

This questionnaire made it possible to highlight weak points in internal control over certain administrative cycles for which corrective actions were included in the action plans carried out in 2004. These weaknesses are not considered to be material deficiencies in internal control.

In a third phase, we will analyse the various stages of each of the processes identified to develop more appropriate points of control. This task, which began in 2004, will continue in 2005.

6.1.3 Implementation

The deployment of internal control within our Group is the responsibility of the Legal, Finance, and Information Technology Departments, which are in turn supported by a Quality Assurance Department.

The Corporate General Counsel surveys litigation working through subsidiaries and their staff attorneys (type, amounts, proceedings, level of risk), monitors them regularly and reports on them to the Audit Committee.

On the basis of information supplied by the subsidiaries, the Finance and Accounting Department tracks the trend and direction of their performance, prepares comparisons among subsidiaries, and makes specific analyses of their costs and investments. Within the Finance and Accounting Department, a team of auditors is responsible for monitoring the financial performance of our foreign subsidiaries. Each year, the Financial Directors meet to discuss technical developments, ethics, and their responsibility in the area of financial controls.

The Information Technology Department works in three areas that affect internal controls: security of data and information, harmonization of systems, and housing of systems.

6.1.4 Internal Audit

Since our initial public offering in 2001, we have sought to strengthen internal controls and develop a culture of risk management by developing the Internal Audit Department.

A new organisation was put in place on 1st April 2004; the position of Vice President for Internal Audit was created, and the existing staff and expertise were strengthened.

The Internal Audit Department reports to the Managing Director and not to the Chief Executive Officer. The members of the Audit Committee and the Chairman of the Supervisory Board have direct access to this Department, which they may entrust with specific tasks.

In 2004, as required by the audit plan, the Internal Audit Department:
- performed an audit of the Design Office and of the procedure of industrial procurement;
- performed financial audits of certain subsidiaries in Eastern Europe (Croatia, Hungary, Czech Republic, etc.);
- worked on implementation of the Internal Control Manual.

6.2 Process for producing financial and accounting information

The process for producing financial and accounting information of JCDecaux SA is intended to:
- provide to members of the Executive Board and to operating management the information they need to manage our company and its subsidiaries;
- permit required accounting consolidation and management of operations through reporting and budgeting;
- ensure proper financial communication within the Group.

The process of producing financial and accounting information is organised around three cycles: budget, reporting and consolidation. These three cycles apply to all legal entities and follow an identical format (scope, definitions, treatment) set forth in the "Finance Manual". This Manual contains all of the accounting and management principles, rules and procedures within our Group.

- The budget is prepared in the fall and covers closing forecasts for the end of the fiscal year then pending, the budget for the year N+1, and forecasts for the years N+2 and N+3. Approved by the Executive Board in December, it is sent to the subsidiaries before the beginning of the year involved. In addition to information which is strategic and commercial, the budget includes an operating income account and a table of source and application of funds prepared according to the same format as the consolidated financial statements.
- Reporting prepared monthly, except for January and August, includes two parts: an operating income account, monitoring of investments, treasury and cash flow reporting, and monitoring of headcount. In addition to the usual comparisons with prior periods, the reports include an updated forecast of the closing forecasts.
- The consolidated financial statements are prepared quarterly, but distributed on a half-yearly basis. They include an income statement, balance sheet, cash flow statement, and notes. Consolidation is centralised (no sub-consolidations).

All of these cycles fall under the responsibility of the Chief Financial Officer's Office, organised as follows:
- a Financial Control Department consisting of a Budget and Reporting Group, a Consolidation Group, and an International Management Control Group responsible for tracking performance of foreign subsidiaries;
- a Treasury Management and Development Department consisting of the Financing-Treasury Group, a Corporate Development-Acquisitions Group, a Quality Control Group, and Tax Group;
- a Financial Communications and Investor Relations Department.

The managers that head these Departments have global and interdivisional responsibility for all subsidiaries. The Chief Financial Officer has operational authority over the finance and control departments of all of our subsidiaries. The entire structure has been strengthened by the delegations of authority described above.

In connection with the annual closing, the General Managers and Financial Directors of the subsidiaries prepare "representation letters" jointly signed and sent to the Vice President for Financial Control.

Involvement of outside auditors

In connection with the annual closing (full audit) and half-year closing (limited review) of the consolidated financial statements and corporate financial statements of JCDecaux SA, our Statutory Auditors perform procedures twice a year.

In connection with the annual closing, subsidiaries within the scope of consolidation are audited. For the half-year closing, targeted reviews are conducted on significant subsidiaries.

Trends

In addition to the specific steps taken to strengthen our internal control procedures and orient them toward better techniques, several internal changes are also contributing to this effort.

The implementation of an ERP for all French subsidiaries that generate 34% of our revenues and the installation of similar software programs in our foreign subsidiaries has consolidated the system significantly.

The integration of commercial systems with asset management, which, as of the date hereof, has been accomplished in France and in the United Kingdom and is planned for Spain in 2005, is a similar type of advancement.

Finally, the implementation of the IFRS standards was an opportunity to verify and fine-tune the system for producing financial information.

SHAREHOLDERS AND TRADING INFORMATION

1. BREAKDOWN OF THE SHARE CAPITAL

As of December 31, 2004, ownership of our share capital was as follows:

- registered shares: 159,895,583 shares (including 200,000 treasury shares) owned by 42 shareholders;
- bearer shares: 62,098,086 shares (source: Euroclear France, search "*Titre au Porteur Identifiable*" (TPI)).

As of December 31, 2004


Decaux Family
and Management
1.97%
Employees
0.11%
Treasury shares
0.09%
Public
27.98%
JCDecaux Holding
(owned 100%
by the Decaux family)
69.85%

DISTRIBUTION OF LISTED FLOATING SHARES BY REGION

As of December 31, 2004


Rest of Europe
6.0%
Rest of the world
1.0%
United Kingdom
9.4%
France
13.5%
United States
70.1%

Source: Thomson Financial/Euroclear (on the basis of identified shares (96.79% of the float)).

2. PRINCIPAL SHAREHOLDERS

As of December 31, 2004, the Company's principal shareholders were as follows:

Shareholders	Number of shares	% of share capital	% of voting rights
JCDecaux Holding	155,056,745	69.847	69.910
Public	62,118,856	27.982	28.007
Jean-François Decaux	1,796,179	0.809	0.810
Jean-Charles Decaux	1,712,210	0.771	0.772
Jean-Sébastien Decaux	768,824	0.346	0.347
Employee Shareholders (FCPE JCDecaux Développement)	248,900	0.112	0.112
Jean-Pierre Decaux	31,723	0.014	0.014
Robert Caudron	19,420	0.009	0.009
Annick Piraud	18,572	0.008	0.008
Xavier de Sarrau	11,000	0.005	0.005
Jean-Claude Decaux	8,175	0.004	0.004
Danielle Decaux	3,059	0.001	0.001
Christian Blanc	2	-	-
Pierre-Alain Pariente	2	-	-
Lothar Späth	2	-	-
Treasury shares	200,000	0.090	0
Shares held by subsidiaries	0	-	-
TOTAL	**221,993,669**	**100%**	**100%**

To JCDecaux's knowledge, there are no agreements among the shareholders listed above relating to their respective interests in the Company. The Company was not party to any shareholder agreements containing provisions that could have a material effect on its share price. To JCDecaux's knowledge, no shareholder other than JCDecaux Holding owns, directly or indirectly, individually or with others, 5% or more of the Company's share capital or voting rights. To JCDecaux's knowledge, a single shareholder (Artisan International Fund) owns shares above the threshold of 2% of the Company's share capital or voting rights set by Article 9 of the Company's Articles of Association (see page 131).
No shares have double voting rights.

3. 2004 STOCK PERFORMANCE

JCDecaux's shares are listed exclusively on the Eurolist by Euronext Paris (Section A). Its shares have been in the SBF 120 index since November 26, 2001 and the Euronext 100 index since January 2, 2004. Since January 3, 2005, JCDecaux has also been a member of two new stock-exchange indexes: the CAC Mid100 index and the CAC IT20 index. The CAC Mid 100 index ranked JCDecaux second at the time of its launch. This index is made up of the top 100 companies by market capitalisation and tracks the 60 largest stocks outside the CAC 40 and the CAC Next20 index. The CAC IT20 index brings together the largest companies, by size and trading volumes, on the CAC IT index, the technology stocks equivalent of the CAC 40 index for the broader market. Finally, with effect from March 21, 2005, JCDecaux has been included among the 61 companies in the FTSE4Good index for socially responsible companies.

On December 31, 2004, the number of shares outstanding had increased to 221,993,669 and the number of outstanding shares excluding treasury shares was 221,793,669. The weighted average number of shares, after deducting treasury shares, was 221,411,893 shares during fiscal year 2004. On average, 255,898 shares were traded every day.

JCDecaux's shares achieved solid growth in 2004 and closed the year up 65.7%, compared with 2003, at €21.48. This outperformed the index of European media shares (DJ Euro Stoxx Media) which increased by 7.3% (Source: Bloomberg). In 2004, JCDecaux's shares achieved the second best progression in this index and the sixth in the SBF120.

4. TREND IN TRADING PRICE AND TRADING VOLUME

Since January 1, 2003, the trading price and transaction volumes of JCDecaux's shares have been as follows:

	PRICE			VOLUME		
	High (in euros)	Low (in euros)	Closing price (in euros)	Number of shares traded	Average shares traded	Market capitalisation [1] (in €M)
2003						
January	11.83	9.6	9.6	2,585,992	117,545	2,127.4
February	10.1	8.5	8.5	2,865,259	143,263	1,883.6
March	9.2	7.15	8.7	3,246,115	154,577	1,927.9
April	9.25	8.5	8.65	3,291,313	164,566	1,916.8
May	10.68	8.4	10.68	3,132,986	149,190	2,366.7
June	11.3	10	10.9	5,290,033	251,906	2,415.4
July	11.35	10.36	10.58	5,417,039	235,523	2,348.9
August	12.12	10.35	12.12	1,989,473	94,737	2,685.8
September	13.2	11.75	12.07	6,143,121	279,233	2,674.7
October	13	11.98	12.68	3,874,333	168,449	2,805.5
November	13.2	12.75	12.95	3,522,870	176,144	2,869.7
December	13.85	12.96	12.96	3,058,502	145,643	2,871.9
2004						
January	15.35	13.3	14.84	5,642,453	268,688	3,288.5
February	16.12	14.25	16.12	6,139,868	306,993	3,572.2
March	18.19	14.2	18.19	7,145,649	310,680	4,027.3
April	19.15	17.4	17.5	7,273,405	363,670	3,878.0
May	17.8	16.49	17.8	4 503,852	214,469	3,944.5
June	18.25	17.2	17.59	3,759,775	170,899	3,898.0
July	17.8	16.63	17.68	4,026,780	183,035	3,917.9
August	17.84	15.74	16.05	3,311,508	150,523	3,556.7

	PRICE			VOLUME		
	High (in euros)	Low (in euros)	Closing price (in euros)	Number of shares traded	Average shares traded	Market capitalisation [1] (in €M)
2004						
September	18.6	16.2	18.3	7,528,944	342,225	4,055.3
October	19.51	17.91	19.49	5,113,460	243,498	4,319.0
November	20,53	19.65	19.98	6,320,392	287,291	4,427,6
December	21.75	20.17	21.48	5,511,381	239,625	4,760.0
2005						
January	21.63	20.16	20.51	3,627,214	172,724	4,545.1
February	20.57	19.26	19.43	6,640,137	332,007	4,313.3

(1) Calculated based on the last closing price of the month, multiplied by the number of shares at the end of the month.

As of December 31, 2004, the number of outstanding shares was 221,993,669.

Index information	
ISIN Code	FR 0000077919
SRD/PEA Eligibility	Yes/Yes
Reuters Code	JCDX.PA
Bloomberg Code	DEC FP

2004 stock trading information	
Highest price (December 20, 2004) [1]	21.75
Lowest price (May 1, 2004) [1]	13.30
Market capitalisation [2]	4,760.0
Number of shares as of Dec. 31, 2004	221,993,669
Average daily trading volume	255,898

Source: Bloomberg
(1) In euros, closing price; (2) in million euros, as of December 31, 2004.

SHARE PERFORMANCE

JCDecaux share performance and trading volumes in 2004


Average daily volume per week
Closing price
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
€25
€20
€15
€10
€5
€0
January
February
March
April
May
June
July
August
September
October
November
December

JCDecaux's share price performance compared with the CAC 40, SBF 120 and DJ Euro Stoxx Media indexes since the Company's flotation on June 21, 2001


JCDecaux
DJ Euro Stoxx Media
SBF 120
CAC 40
€25
€20
€15
€10
€5
21/06/01
21/08/01
21/10/01
21/12/01
21/02/02
21/04/02
21/06/02
21/08/02
21/10/02
21/12/02
21/02/03
21/04/03
21/06/03
21/08/03
21/10/03
21/12/03
21/02/04
21/04/04
21/06/04
21/08/04
21/10/04
21/12/04
21/02/05

5. SHAREHOLDERS INFORMATION

Alexandre Hamain
Manager - Financial Communications and Investor Relations
Tel.: + 33 (0)1 30 79 44 86 - Fax: + 33 (0)1 30 79 77 91
E-mail: actionnaires@jcdecaux.fr

Corporate and financial information is available for shareholders on the Internet at: http://www.jcdecaux.com

Investor Relations calendar

Date	Event
April 27, 2005	1st quarter 2005 revenues
May 11, 2005	Annual General Meeting of Shareholders
July 27, 2005	2nd quarter 2005 revenues
September 14, 2005	2005 half-year results
October 26, 2005	3rd quarter 2005 revenues

SHARE CAPITAL

1. GENERAL INFORMATION

1.1 Changes in share capital and voting rights

Any changes in our share capital or voting rights are subject to applicable law. Our Articles of Association do not provide for any other restrictions. The distribution of our shares is shown on page 125.

1.2 Share capital

As of December 31, 2004, our share capital amounted to €3,384,274.13 and consisted of 221,993,669 shares, all of the same class and fully paid

Delegations of authority to increase the share capital presently outstanding granted by the Executive Board are as follows:

Date of Shareholders' Meeting	Type of authority granted to Executive Board	Use made of delegation by Executive Board in 2004
May 23, 2002	Grant stock options to employees of the Company and its French and non-French subsidiaries up to a total of 3% of the share capital, or 6,648,022 shares, this authority to remain in effect for 38 months and to supersede the authority granted at the Extraordinary General Meeting of Shareholders held on 23 March 2001.	The Executive Board granted 678,711 stock options during fiscal year 2004 under this authority
May 12, 2004	- Issue debt securities for a total aggregate principal amount of €2.5 billion, this authority to remain in effect for 26 months. - Increase the share capital on one or more occasions by issuing shares and/or securities giving access immediately or in the future to shares of the Company - with preferential subscription right attached - up to a maximum aggregate nominal amount of €2,350,000 and determine the terms and conditions thereof. This authority was granted for 26 months. The same authority was granted providing for elimination of the preferential subscription right. - Undertake a capital increase on one or more occasions by incorporation of premiums, reserves, or earnings up to a maximum nominal amount of €2,350,000, this authority to remain in effect for 26 months. - Undertake a capital increase on one or more occasions up to a maximum nominal amount of €20,000 by issuing shares reserved to employees of the Company and its subsidiaries, this authority to remain in effect for 26 months.	None of these delegations of authority was used during the fiscal year just ended

The Combined General Meeting of Shareholders held on May 12, 2004 also authorised the Executive Board:

- to repurchase shares of the Company on the market up to a maximum aggregate nominal amount of €439,201,520, this authority to remain in effect for 18 months, for the purpose, among other things, to cancel those shares, with authority for this purpose granted at the same Shareholders' Meeting for the same period.

The Executive Board did not use these delegations of authority during the fiscal year just ended.

A new share repurchase program as well as a resolution allowing for cancellation of the shares so repurchased for a period of 18 months will be submitted for approval to the Combined Extraordinary and Ordinary Meeting of Shareholders scheduled for May 11, 2005. An information memorandum will be filed for registration with the *Autorité des Marchés Financiers* prior to this Shareholders' Meeting.

The Shareholders' Meeting will also be asked to act on resolutions authorising the Executive Board to:

- increase the share capital by issuing – with preferential subscription right attached – shares and/or securities giving access to shares of the Company and/or securities granting access to debt up to a maximum aggregate nominal amount of €2,000,000.
  Authority for the same purpose, without the preferential subscription right, will be requested for an identical aggregate maximum amount; authority will also be sought to enable the Executive Board to increase the number of shares to be issued, up to 15% of the initial issue and at the same price as the one used for the initial issue, in connection with the capital increases with or without preferential subscription right;
- issue shares without preferential subscription rights up to an amount equal to 10% of the share capital, in consideration of contributions to capital consisting of shares or securities convertible into shares.

- undertake capital increases by capitalising premiums, reserves, earnings, or otherwise in an aggregate maximum nominal amount of €2,000,000;
- undertake a capital increase by issuing shares reserved to members of a company employee savings plan, up to a maximum aggregate nominal amount of €20,000;
- grant stock options to some or all employees or officers of the Group, up to an amount equal to 4% of the share capital on the day of the Shareholders' Meeting;
- make grants of shares issued and outstanding or to be issued, without consideration, to employees or officers of the Group, or some of them, up to an amount equal to 0.5% of the share capital on the day of the Shareholders' Meeting;

All of the capital increases resulting from such transactions are to be within a limit equal to a maximum aggregate nominal amount of €2,000,000 and such delegations will supersede and replace any previous authority granted for the same purpose, up to the amount, if any, that is unused, for a period of 26 months.

Information about potential dilution of our share capital

Type of potentially diluting security	Dates of grant	Exercise price (in euros)	Beneficiaries	Number of options granted	Exercise period
Options to subscribe shares granted to employees and officers (each option carrying othe right to acquire one share)	June 21, 2001	16.50	Employees and management of the Company, its subsidiaries, and JCDecaux Holding	3,283,684	- From 21 June 2002 up to 1/3 - From 21 June 2003 up to 2/3 - From 21 June 2004 up to the total amount
	July 20, 2001	15.46	Employees and management of the Company, its subsidiaries, and JCDecaux Holding	479,024	- From 20 July 2002 up to 1/3 - From 20 July 2003 up to 2/3 - From 20 July 2004 up to the total amount
	December 14, 2001	11.12	Employees and management of the Company, its subsidiaries, and JCDecaux Holding	340,996	- From 14 December 2002 up to 1/3 - From 14 December 2003 up to 2/3 - From 14 December 2004 up to the total amount
	December 13, 2002	10.67	Officers and directors of the Company	88,096	- From 13 December 2003 up to 1/3 - From 13 December 2004 up to 2/3 - From 13 December 2005 up to the total amount
	January 16, 2003	10.78	Employees and management of the Company, its subsidiaries, and JCDecaux Holding	209,546	- From 16 January 2004 up to 1/3 - From 16 January 2005 up to 2/3 - From 16 January 2006 up to the total amount
	March 5, 2004	15.29	Employees and management of the Company, its subsidiaries, and JCDecaux Holding	678,711	- From 5 March 2005 up to 1/3 - From 5 March 2006 up to 2/3 - From 5 March 2007 up to the total amount
				5,080,057	

As of December 31, 2004, 392,909 options had been exercised.
Taking into consideration the options exercised and the options that have been cancelled, 3,868,161 options remained to be exercised on the same date.
If these remaining options are fully exercised, and taking into consideration the options exercised as of December 31, 2004, the employees of our Company, its subsidiaries, and JCDecaux Holding will own approximately 1.89% of the Company's shares (excluding the mutual fund for the employee savings plan - FCPE).

Changes in our share capital during the last five years

Date	Transaction	Number of shares issued	Amount of paid-in capital from increase in euros	Issue premium per share in euros	Total amount of issue premium in euros	Resulting share capital in euros	Cumulative number of shares	Par value in euros
June 20, 2000	Conversion of share capital into euros	-	-	-	-	2,606,223	170,957	15.2449 (1)
October 9, 2000	Division of nominal value of shares	170,786,043	-	-	-	2,606,223	170,957,000	(1)
October 11, 2000	Capital increase to pay for capital contributions of Media Communication Publicité Extérieure	7,000	107	27.32	191,244.09	2,606,330	170,964,000	(1)
October 11, 2000	Capital increase to pay for capital contribution of shares in subsidiaries	5,223,464	79,631.19	30.99	161,869,516.01	2,685,961.19	176,187,464	(1)
October 11, 2000	Capital increase through capitalisation of reserves	-	0.81	-	-	2,685,962	176,187,464	(1)
March 23, 2001	Capital increase to pay for capital contributions of RPMU et JCDS	2,694,700	41,081	56.97	153,530,088.60	2,727,043	178,882,164	(1)
June 21, 2001	Capital increase resulting from initial public offering	42,424 242	646,753.87	16.485	699,353,239.13	3,373,796.87	221,306,406	(1)
June 28, 2001	Capital increase reserved to employees (Employee Savings Plan)	294,354	4,487.40	13.185	3,880,985.40	3,378,284.27	221,600,760	(1)
June 30, 2004	Capital increase related to exercise of stock options	20,010	305.05	15.12	302,474.81	3,378,589.32	221,620,770	(1)
December 31, 2004	Capital increase related to exercise of stock options	372,899	5,684.81	15.66	5,840,738.71	3,384,274.13	221,993,669	(1)

(1) At the time of conversion of share capital into euros, the reference to a par value in our by-laws was eliminated.

Changes in the breakdown of share capital during the last three years

Shareholders	December 31, 2002			December 31, 2003			December 31, 2004		
	Number of shares	% of share capital	% of voting rights	Number of shares	% of share capital	% of voting rights	Number of shares	% of share capital	% of voting rights
JCDecaux Holding	154,062,745	69.523	69,585	154,062,745	69.523	69,585	155,056,745	69.847	69.91
Public	61,617,699	27.805	27.830	61,614,797	27.804	27.830	62,118,856	27.982	28.007
of which Artisan International Fund	6,949,356	3.14	3.14	6,949,356	3.14	3.14	7,197,284	3.24	3.24
Jean-François Decaux	2,436,179	1.100	1.100	2,436,179	1.100	1.100	1,796,179	0.809	0.81
Jean-Charles Decaux	2,066,210	0.932	0.933	2,066,210	0.932	0.933	1,712,210	0.771	0.772
Jean-Sébastien Decaux	858,324	0.387	0.388	858,324	0.387	0.388	768,824	0.346	0.347
FCPE (Employee Savings Plan) JCDecaux Développement	274,400	0.124	0.125	266,300	0.120	0.120	248,900	0.112	0.112
Treasury Shares	200,000	0.090	0	200,000	0.090	0	200,000	0.090	0
Jean-Pierre Decaux	31,723	0.014	0.014	31,723	0.014	0.014	31,723	0.014	0.014
Robert Caudron	23,670	0.011	0.011	23,670	0.011	0.011	19,420	0.009	0.009
Annick Piraud	18,572	0.008	0.008	18,572	0.008	0.008	18,572	0.008	0.008
Jean-Claude Decaux	8,175	0.004	0.004	8,175	0.004	0.004	8,175	0.004	0.004
Danielle Decaux	3,059	0.001	0.001	3,059	0.001	0.001	3,059	0.001	0.001
Christian Blanc	2	-	-	2	-	-	2	-	-
Pierre-Alain Pariente	2	-	-	2	-	-	2	-	-
Xavier de Sarrau	-	-	-	11,000	0.005	0.005	11,000	0.005	0.005
Lothar Späth	-	-	-	2	-	-	2	-	-
Total	**221,600,760**	**100%**	**100%**	**221,600,760**	**100%**	**100%**	**221,993,669**	**100%**	**100%**

2. STOCK OPTIONS

At our General Shareholders' Meeting held on May 23, 2002, the shareholders authorised the Executive Board, for a period of 38 months from the date of that Meeting, to grant stock options carrying the right to subscribe shares to be issued equalling 3% of our share capital to salaried employees of our Company and its French and non-French subsidiaries that were at least 50%-owned by our Company and to employees of JCDecaux Holding. This authority superseded the authority granted by the Shareholders at the General Meeting held on March 23, 2001.

Under the authority granted by the General Shareholders' Meeting held on March 23, 2001, the Executive Board awarded 4,103,704 stock options to 6,254 employees during fiscal year 2001.
Under the authority granted by the General Shareholders' Meeting held on May 23, 2002:
- during fiscal year 2002, 88,096 options were granted to 2 members of the Executive Board;
- during fiscal year 2003, 209,546 options were granted to 20 employees;
- during fiscal year 2004, 678,711 options were granted to 120 employees.

Options to subscribe shares awarded and exercised during 2004

Options to subscribe shares awarded to and exercised by officers	Number of options	Price in euros	Expiration date	Plan
Options awarded during the fiscal year to officers (Grant dated March 5, 2004) - Jeremy Male	62,491	15.29	March 5, 2011	May 23, 2002
- Robert Caudron	40,909	15.29	March 5, 2011	May 23, 2002
- Gérard Degonse	35,513	15.29	March 5, 2011	May 23, 2002
Options exercised by officers during the fiscal year	None			

Options to subscribe shares awarded to and exercised by non-officer employees	Number of options awarded/subscribed	Weighted average price	Expiration date	Plan
Options awarded during the fiscal year to ten employees of the Company and any Company included within the scope of awards in which the number of options awarded was the highest (Grant dated March 5, 2004)	124,972	15.29	March 5, 2011	May 23, 2002
Options exercised by the ten employees of the Company and companies included within the scope of awards in which the number of options acquired during the fiscal year was the highest	158,457	15.11		

Summary of terms of our 2001 and 2002 stock option plans

	2001 Plan	2002 Plan
Date of the Extraordinary Shareholders' Meetings authorising the plan	March 23, 2001	May 23, 2002
Dates of option grants	June 21, July 20, and December 14, 2001	December 13, 2002 January 16, 2003 March 5, 2004
Total number of beneficiaries under all grants	6,254	120
Types of options	Stock options	Stock options
Total number of shares under options, including:	4,103,704	976,353
- Officers	250,919	227,009
- Top ten employees	183,485	256,638
Criteria for exercising options	*Beneficiaries under an employment contract with a French company:* ◦ no option may be exercised before the first anniversary of the date of the Executive Board Meeting granting the options; ◦ each beneficiary may exercise up to one third of the options granted on the first anniversary of the date of the Executive Board Meeting granting those options. A holding period of three years applies to shares so acquired; ◦ each beneficiary may exercise up to two thirds of the options granted on the second anniversary of the date of the Executive Board Meeting granting those options. A holding period of two years applies to shares so acquired; ◦ each beneficiary may exercise all of the options granted as of the third anniversary, and up to the seventh anniversary, of the date of the Executive Board Meeting granting those options. A holding period of one year applies to shares so acquired. Beneficiaries under an employment contract with a foreign company: ◦ no option may be exercised before the first anniversary of the Executive Board's decision granting the options; ◦ each beneficiary may exercise up to one third of the options granted on the first anniversary of the date of the Executive Board's decision granting those options; ◦ each beneficiary may exercise up to two thirds of the options granted on the second anniversary of the date of the Executive Board's decision granting those options; ◦ each beneficiary may exercise all of the options granted as of the third anniversary, and up to the seventh anniversary, of the date of the Executive Board's decision granting those options.	Beneficiaries under an employment contract with a French company: ◦ no option may be exercised before the first anniversary of the date of the Executive Board Meeting granting the options; ◦ each beneficiary may exercise up to one third of the options granted on the first anniversary of the date of the Executive Board Meeting granting those options. A holding period of three years applies to shares so acquired; ◦ each beneficiary may exercise up to two thirds of the options granted on the second anniversary of the date of the Executive Board Meeting granting those options. A holding period of two years applies to shares so acquired; ◦ each beneficiary may exercise all of the options granted as of the third anniversary, and up to the seventh anniversary, of the date of the Executive Board Meeting granting those options. A holding period of one year applies to shares so acquired. Beneficiaries under an employment contract with a foreign company: ◦ no option may be exercised before the first anniversary of the Executive Board's decision granting the options; ◦ each beneficiary may exercise up to one third of the options granted on the first anniversary of the date of the Executive Board's decision granting those options; ◦ each beneficiary may exercise up to two thirds of the options granted on the second anniversary of the date of the Executive Board's decision granting those options; ◦ each beneficiary may exercise all of the options granted as of the third anniversary, and up to the seventh anniversary, of the date of the Executive Board's decision granting those options.
Expiration Date	7 years from the date of grant	7 years from the date of grant
Exercise price for shares pursuant to options granted	- June 21, 2001: €16.50 - July 20, 2001: €15.46 - December 14, 2001: €11.12	- December 13, 2002: €10.67 - January 16, 2003: €10.78 - March 5, 2004: €15.29

3. COMPANIES THAT OWN A CONTROLLING INTEREST IN OUR COMPANY

Our principal shareholder is JCDecaux Holding, which is majority-owned by the Decaux family and the corporate purpose of which is principally to give strategic direction to companies in which it holds interests.

As of December 31, 2004, JCDecaux Holding's share capital was owned as follows:

	Number of shares	
Shareholders	**Full legal title**	**Limited legal title *(Nue propriété)***
Jean-Claude Decaux	30	-
Jean-François Decaux	103,935	
JFD Investissement	117,000	
JFD Participations		429,000 [1]
Jean-Charles Decaux	45,435	604,500 [1]
Jean-Sébastien Decaux	45,435	604,500 [1]
Jean-Pierre Decaux	65	-
Robert Caudron	65	-
Danielle Decaux	35	-
Subtotal	312,000	1,638,000
Total	**1,950,000**	

(1) Mr. Jean-Claude Decaux is the beneficial owner of these shares.

4. PLEDGES, SECURITY INTERESTS AND GUARANTEES

As of December 31, 2004, no material pledges, security interests, or guarantees over our shares existed.

5. DIVIDENDS

The Company has not distributed dividends during the last five fiscal years. We are currently following a dynamic organic growth policy, based on winning and renewing advertising contracts, and on acquisitions (acquisitions and repurchases of minority interests). If cash-flow generated over a given period is significantly greater than the financing needs described above, we might then consider distributing a dividend.

Unclaimed dividends are paid to the French State after five years from their payment date.

OTHER LEGAL INFORMATION

1. GENERAL INFORMATION

Company Name	JCDecaux SA
Registered Office	17, rue Soyer 92200 Neuilly-sur-Seine
Principal executive office	Ste Apolline 78378 Plaisir Cedex
Registry of Commerce and Companies (*Registre du Commerce et des Sociétés*)	N° 307 570 747 (Nanterre)
Legal Form	Corporation *(Société Anonyme)* with Executive Board and Supervisory Board
Applicable Law	French law
Date of Formation	June 5, 1975
Expiration Date	June 5, 2074 (unless prematurely dissolved or extended)
Fiscal Year	From January 1st to December 31st

1.1 Corporate purposes

The Company's purposes, in France and elsewhere (article 2 of the articles) are:

- the study, invention, development, manufacture, repair, assembly, leasing, and sale of all articles or equipment destined for industrial or commercial use, and especially the manufacture, assembly, maintenance, sale, and operation of all types of street furniture, advertising displays, and other media, of any kind, and the performance of all services, including advisory and public relations services;
- transport of goods, directly or indirectly, by public ways and leasing of vehicles for transport of those goods;
- advertising, marketing of advertising space on all types of street furniture, advertising displays, as well as any other media, including neon signs, façades, television, radio, the internet, and all other media, and the undertaking on behalf of third parties of all sales, leasing, display, installation, and maintenance of advertising displays and street furniture;
- management of investments in securities, particularly relating to advertising and especially display advertising, and use of its cash flow to invest in securities, especially through acquisition of, or subscription for, shares, equity interests, bonds, bills and notes, or other securities issued by French or foreign companies and relating particularly to advertising;
- and more generally, engaging in any financial, commercial, business, or real estate transactions which may be related, directly or indirectly, to the corporate purposes, or likely to further or develop them.

In particular, the company may organize a centralized treasury management system with all companies in which it has a direct or indirect equity interest, for the purpose of optimising its credit, such as by investing its surplus cash, in any manner permitted by law.

1.2 Access to and review of legal documents

In accordance with applicable law, all of our legal documents that are required to be made available to shareholders may be reviewed at our registered office: 17, rue Soyer, 92200 Neuilly-sur-Seine.

2. HISTORY

1964: Jean-Claude Decaux invents the concept of street furniture and forms the company JCDecaux. First street furniture contract in Lyon.
The 1970s: We invest in Portugal and Belgium.
1972: First citylight information panels (MUPI®). Street furniture contract for Paris
1973: Introduction of the short-term (seven-day) ad campaign.
The 1980s: Expansion in Europe, in Germany (Hamburg), the Netherlands (Amsterdam), and Northern Europe.
1980: Installation of the first automatic public toilets in Paris.
1981: First electronic information boards.
1988: Introduction of "Senior", the first larger format advertising panels (8 sqm).
The 1990s: We are present on three continents: in Europe, the United States, and Asia-Pacific.
1994: First street furniture contract in San Francisco.
1998: We expand the concept of street furniture to shopping malls in the United States.
1999: Acquisition of Avenir and diversification of our business into Billboard and Transport advertising. We become the world leader in outdoor advertising.
2001: Partnership with Gewista in Central Europe and IGPDecaux in Italy. We become number one in Billboard in Europe. We win contracts in Los Angeles and Chicago in the United States.
2002: We sign the Chicago contract in the United States and, in partnership with Viacom, win the bid for the city of Vancouver in Canada.
2003: We increase to 67% our interest in Gewista, a major player in outdoor advertising in Austria.
2004: We renew the street furniture contract for Greater Lyon. In Asia-Pacific, we sign the first exclusive bus shelter advertising contract in Yokohama, the second largest city in Japan, and win the contract to manage advertising space in the Shanghai airports, in partnership with them.

3. ARTICLES OF ASSOCIATION

3.1 Allocation of earnings

Our shareholders, after making any necessary credit to the legal reserve, may allocate any amount of net distributable income that

they choose to retained earnings, any special reserve fund, or any other special or ordinary purpose. The remainder is to be shared among all shareholders, in proportion to their shareholding interest in the share capital.
At the close of the ordinary General Shareholders' Meeting held on May 23, 2002 to approve the financial statements for the fiscal year ended December 31, 2001, the legal reserve was completely funded.

3.2 General shareholders' meetings

Shareholders' meetings are called and act on the terms and conditions provided by law. They may be held at our registered office or at any other location in France.

Shareholders' meetings are open to all shareholders, regardless of the number of shares they own, as long as their shares have been fully paid, to the extent that payment is due.

The right to be present in person or by proxy at a shareholders' meeting is subject to the shareholder being registered in a shareholder account maintained by us, or on our behalf, at least five business days before the date of the meeting. The Executive Board, however, may, acting for all shareholders, reduce this time period.

Shareholders of bearer shares must deposit their shares, a certificate of deposit, or certificate of safekeeping ("*certificat d'immobilisation*") at the place indicated in the notice of meeting at least five full days prior to the date of the Shareholders' Meeting.

An intermediary that meets the requirements of Article L.228-1 of the French Commercial Code, acting under general authority to manage securities, may transmit the vote or proxy of a shareholder for any Shareholders' Meeting. Prior to transmitting the proxy or votes to the Shareholders' Meeting, the intermediary is required to supply a list of the non-resident shareholders with respect to which the voting rights attach at the request of the Company or its representative. This list must be provided on the terms and conditions set forth in Articles L.228-2 or L.228-3, as appropriate, of the French Commercial Code.

The vote or proxy issued by an intermediary that either has not registered as such, or has not disclosed the shareholder's name, will not be considered valid.

Shareholders' meetings are chaired by the Chairman of the Supervisory Board or, in his absence, by the Vice-Chairman of the Supervisory Board or, in his absence, by a member of the Supervisory Board specially delegated for that purpose by the Supervisory Board. Otherwise, the Shareholders may elect their own chairman to chair the Meeting.

Each share has the right to one vote. Our Articles of Association prohibit shares having the right to more than one vote.

3.3 Requirements for shareholdings exceeding certain thresholds

In addition to the filings that are required for exceeding the thresholds that must be made following the terms and conditions set forth in the first and second paragraphs of Article L.233-7 of the French Code of Commerce, Article 9 of our Articles of Association provides, among other things, that any person or entity, acting alone or in concert with others, who becomes the direct or indirect owner of a number of shares representing a percentage equal or exceeding 2% or more of our share capital or our voting rights, or each successive amount that is greater by 1% of that amount, through one or more entities that the person or entity controls within the meaning of Article L.233-3 of the French Commercial Code, must notify us by registered mail, return receipt requested, within five trading days of crossing this threshold of the total number of shares and voting rights the person then owns, as well as of any securities convertible into shares or voting rights which may potentially be attached.

The same notification provisions apply when a shareholder's stake in our share capital or our voting rights becomes lower than each of these thresholds.

Any individual or entity that fails to comply with these notification requirements will be deprived of voting rights with respect to the shares in excess of the relevant threshold for all shareholders' meetings, upon the request at the general shareholders' meeting of one or more shareholders holding at least 5% of our share capital or voting rights, until the end of a two-year period following the date on which such person or entity complies with the notification requirements.

4. RISK FACTORS

4.1 Market risks

4.1.1 Risks relating to operations and strategy for managing such risks

As a result of our operations, we are exposed to different degrees of market risks. Our objective is to minimise such risks by pursuing appropriate financial strategies. We may, however, need to manage residual positions. The monitoring and management of this strategy is done centrally, by a team within the Finance and Accounting Department. The strategies for managing such risks and the hedging strategies are approved by general management.

Liquidity and financing risk
We generate significant operating cash flow that enables us to self-finance our organic growth. We did not have any net debt until 1999, when we acquired Avenir. We believe that acquisition opportunities could lead us to increase our net debt.

Our long-term debt has been rated by Moody's and Standard & Poor's since the summer of 2000.

Our financing strategy consists of:

- centralising our financings at the parent company level. Subsidiaries, therefore, are preferably financed through intercompany loans made by JCDecaux SA. We have, however, obtained loans from outside sources for certain subsidiaries, especially (i) where the tax or currency situation was unfavourable (withholding tax, on-shore or off-shore interest rate terms, etc.); (ii) in the case of subsidiaries that are less than 100%-owned by the Group; (iii) for historical reasons (financings already in place before becoming a subsidiary of our Group);
- having financing resources available that (i) are diversified, especially to avoid being exclusively dependent on the banking market; (ii) mature in the medium or long term, in relation to the medium or long term life of our assets; (iii) are flexible, to be able to absorb variations in our net debt;
- having permanently available a liquidity reserve in the form of confirmed, but unused, lines of credit;
- minimising the risk of non-renewal of our financing sources, by spreading out annual instalments;
- optimising financing margins, through early renewal of loans that are approaching maturity, or by re-financing certain financing sources when market conditions are favourable; and
- optimising the cost of our net debt, by recycling excess cash flow generated by our various companies as much as possible, in particular by preferably channelling it to the JCDecaux SA level through loans or dividend payments.

Interest rate risks

We are exposed to interest rate fluctuations as a result of our debt, including, but not limited to, the euro and the U.S. dollar. Given the high correlation that exists between the advertising market and the level of general economic activity of the countries where we have operations, our strategy is to finance essentially on the basis of variable rates. In the past, we have hedged our interest rate risks on a short-term and partial basis and intend to keep doing so in the future on the basis of our level of debt and our expectations about the future trends of short-term interest rates. The hedging is principally centralised in JCDecaux SA.

Exchange rate risks

Despite our presence in 45 countries, we are relatively immune from currency fluctuations, since the subsidiaries in each country do business only in their own country and intra-group services and purchases are relatively insignificant. On the other hand, since our currency of consolidation is the Euro, our financial statements are affected by the effects of converting financial statements kept in local currencies into financial statements expressed in euros.
In 2004, revenues realised in currencies other than the euro accounted for 35% of our revenues.

When currency hedging appears desirable, our strategy is to centralize such transactions. To cover our financing transactions in currencies other than the euro, therefore, we enter into currency hedges.

4.1.2 Risks related to financial management

Risks related to derivatives

We do not use derivative products except for hedging exchange rate and interest rate risks, which is done centrally.

Risks related to our credit rating

Our credit is rated "Baa2" by Moody's and "BBB" by Standard & Poor's. Our principal financing sources (financings obtained by the parent company), as well as our principal hedging arrangements are not subject to early termination in the event of a downgrade of our credit rating.

A lowering of our credit rating, however, could have an impact on the cost of one of our two principal financing sources (credit line negotiated in 2003). If our credit rating were downgraded, the applicable margin could be increased, as is indicated in the Management discussion and analysis of Group consolidated financial statements (see page 47).

Counterparty risks

Our counterparty risks relate to investing excess cash flow of our subsidiaries with banks and in other financial transactions, principally involving JCDecaux SA (via our confirmed and unused lines of credit and hedging commitments). Our strategy is to minimise this risk (i) by minimising this excess cash flow within our Group through our internal recycling strategy, with the remaining counterparty risk being managed by authorizing the opening of bank accounts only with first rate banks and (ii) by entering into these financial transactions also with only first rate banks.

Risks relating to portfolio securities

To earn a return on excess cash flow, we invest from time to time in portfolio securities. The securities in which we invest consist of money market securities (mutual funds and money-market SICAV funds that are not sensitive; certificates of deposits issued by first rate banks; short-term government securities and treasury bills, etc.). These instruments are acquired on a short-term basis, earn interest on the basis of a money market reference, are liquid, and involve only a limited counterparty risk, as indicated above.

Our strategy is not to own negotiable shares or securities other than money market securities and shares held in our treasury. Consequently, we believe that the risks involved with the negotiable shares and securities held are quite low.

4.2 Risks related to our business

Reliance on key executives

We depend to a large extent on the continued services of our key executive officers, including Jean-François Decaux and Jean-Charles Decaux, each a Co-Managing Director of the Group and a member of our Executive Board, and Jean-Claude Decaux, the Chairman of our Supervisory Board and our founder. The loss of the services of any of our key executive officers, for any reason, could have an adverse affect upon our business.

4.3 Legal risks

Risks related to public contracts

The making of public procurement contracts with French local government agencies and those of other countries is governed by complex laws and regulations. In France, the legality of such contracts is subject to review by the Office of the Prefect, as required by applicable rules relating to public contracting. In addition, affected third parties have the right to challenge the validity of such contracts and assert possible violations of laws and regulations applicable to public procurement. In the past, we have had to deal with a certain number of petitions to cancel such contracts and we have also made such challenges against our competitors in various countries. Some agreements have been cancelled as a result of these proceedings.

As an example, we have been notified the city of Madrid's intention to terminate the contract for clocks obtained by our subsidiary Planigrama. To date, no legal action has been commenced by the city. We believe that, if an unfavourable outcome of this situation should lead to the termination of this agreement, we would have the right to obtain a compensating indemnity at least equal to the investments made.

In addition, under French law, any governmental authority, including local governmental authorities, may terminate a contract at any time for public interest reasons, in whole or in part, whether or not this termination right is explicitly provided for in the agreement. The indemnification that is then due to the counterparty does not necessarily cover all costs relating to investments and operating losses. As a practical matter, such a termination could have an adverse impact on our territorial coverage or our image. Even though, in the past, we have rarely had to deal with termination of one of our contracts on public interest grounds, no assurance can be given that this situation will continue into the future.

We have adopted internal rules for procedures relating to public procurement contracts that are systematically applied in the conduct of our business. Even though we believe that we and the members of our management are in compliance with applicable law and regulations, the application of rules for making public procurement agreements is complex in certain countries, especially in France, and often requires difficult interpretation of facts and the related law and regulations; the possibility that we could become involved in legal proceedings relating to application of applicable law and regulations must be borne in mind.

In addition, both in connection with bidding for new contracts and for the renewal of our existing contracts, we might have to offer to make higher investments upfront or to share a more significant portion of our revenues with the concession grantors than has been the case in the past. If we are unable to make up these increased costs through our advertising prices, our earnings will be adversely affected.

As an example, between January 1, 2005, and December 31, 2007, 17% of our street furniture contracts (weighted by 2004 Street Furniture revenues, adjusted to take into consideration the revenues forecast to be generated by new agreements), will expire and will have to be renewed.

In addition, if, in connection with renewals, we were to lose contracts in key cities, we could have trouble attracting the same quality of advertisers as we currently enjoy and obtaining pricing levels commensurate with our premium quality product.

A degree of uncertainty persists about the exact legal status of street furniture advertising agreements. Public procurement contracts are agreements that are made for consideration, whereas street furniture contracts do not involve payments to the other party by the governmental authority. In France and Germany, for example, some courts have held that street furniture contracts are contracts to use public property and not public procurement contracts. That position was also taken by the French Council of State (Conseil d'Etat français), the highest court in the French administrative court system, in its Annual Report for 2002. It is due to rule on this point in 2005 in connection with a case pending before it.

Risks relating to changes in law and regulations applicable to outdoor advertising

The outdoor advertising industry is subject to significant governmental regulation at both the national and local level, particularly in Europe and the United States, relating to the density, size and location of billboards and street furniture in urban and other areas, and regulation of the content of outdoor advertising (bans in certain countries on advertising tobacco and alcohol products).

In France, the Environment Code (Law n° 79-1150 dated December 29, 1979) establishes the general rules applicable to advertising displays visible from any public space.

The law authorises this type of advertising in towns subject to certain conditions and prohibits it in rural areas, natural parks and on buildings that are designated as historical monuments or registered in the additional registry of historic places without prior approval by local authorities. Illuminated advertising displays are subject to specific regulations regarding size and may be installed only after approval by local officials on a case-by-case basis. A system of prior filings applies to advertising displays on public and private property under a provision of Decree n° 96-946 dated October 24, 1996.

In other major countries where we do business:

- in the United Kingdom, outdoor advertising is regulated by the Town and Country Planning (Control of Advertisements) Regulations adopted in 1992. Operating under a system similar to the one in France, these rules authorise billboard advertisements subject to compliance with certain conditions relating to size, location, content, and illumination. Displays that have been in place for a certain period of time, however, are treated as if they were covered by implied licenses. Generally speaking, installation of billboards requires the prior, express approval of local town planning authorities. The principal conditions to be met relate to public safety and harmonisation with local surroundings;
- in Belgium, laws and regulations relating to urban planning vary by Region (Wallonia: *Code Wallon de l'Aménagement du Territoire, de l'Urbanisme et du Patrimoine* (Wallonia Code for Land Use, Urban Planning, and Heritage), Flanders: *Décrets d'Aménagement du Territoire et Arrêtés d'Exécution* (Decrees for Land Use and Implementing Orders), and Brussels-Capital Region: *Règlement Régional d'Urbanisme* (Urban Planning and Zoning Rules and Regulations)), but the legal system is quite similar. The legislative provisions relating to issuance of urban planning and zoning permits vary depending on whether street furniture, a public service function, or another type of advertising is involved. In the first case, shelters are exempt from urban planning and zoning permits both in Flanders and in the Brussels Region, but they require permits in Wallonia. For other types of advertising, permits are issued on a case-by-case basis by the local authorities;
- in Portugal, the Decree-law dated July 29, 1976, prohibits advertising outside urban areas, and the Decree-law dated April 24, 1998, prohibits advertising that is visible from national highways. These two Decree-laws make operation of advertising displays subject to the issuance of annual licenses, which, in turn, are subject to payment of fees. Local regulations contain the rules for installation of advertising displays and the time periods for issuance of the licenses;
- in Italy, Decree-laws 507/93 and 285/92 establish legal rules similar to those in effect in Portugal.

To our knowledge, there is no proposed legislation that would have the effect of significantly restricting our ability to install advertising in the principal countries where we do business. Local regulations are evolving, however, in the direction of reducing the number of advertising displays, and local authorities are becoming stricter in the application of existing law and regulations. A portion of our advertising equipment, especially in the billboard area, may some day have to be withdrawn or relocated, both in France and abroad.

Risks related to changes in law and regulations applicable to other media

The application of the EU Directive on "Cross-Border Television" broadcasts, dated October 3, 1989, involves a progressive opening of the media to all advertising. In France, for example, the Decree dated October 7, 2003, provides for gradual implementation, until January 1, 2007, of access by large retailers to television advertising. This access could have an adverse impact on outdoor advertising. In the past, we have managed to adapt our business as law and regulations changed. Revenues generated by large retailers in France, for example, accounted for 2.4% of our consolidated revenues in 2004.

Risks related to regulations applicable to tobacco advertising

Anti-tobacco campaigns have become a major priority in the European Union, and European countries have taken steps to harmonise legislation on cross-border television, especially in light of EU Directive 89/552 EEC, as amended by Directive 97/36/EC, which harmonises the prohibition against advertising of tobacco products.

In particular, outdoor advertising of tobacco products is prohibited in France, Great Britain, Italy, Finland, Portugal, Hong Kong, the Netherlands, Ireland, Denmark, and Belgium. It is permitted, subject to restrictions, in Austria, Germany, Spain and Sweden.

Our business could be affected by the gradual prohibition of outdoor tobacco advertising in Europe, which could lead to a decline in the number of advertisers. In 2004, tobacco advertising in Europe represented 1.4% of our consolidated revenues.

Risks related to regulations applicable to alcoholic beverage advertising

The European Directive on television broadcasting, dated June 30, 1997, regulates the advertising of alcoholic beverages. Regulation in this area varies considerably from country to country, including complete prohibition of advertising and permission only at points of sale. Most countries, however, have adopted laws that regulate the content, presentation, and even the timing of such advertising.

Alcoholic beverage advertising is strictly regulated in France by the "Evin" law of January 10, 1991, for example. It must be accompanied by a health warning stating that abuse of alcohol is dangerous to health.

In the United States, certain towns and cities prohibit advertising of alcoholic beverages near churches and schools, while others prohibit it altogether. Producers of alcoholic beverages, moreover, try to limit access to such advertising, to the extent possible, by persons who are not of legal drinking age.

Measures involving the total prohibition of this type of advertising could have a negative impact on our business.

Risks related to regulation of competition

An element of our growth strategy involves the acquisition of additional outdoor advertising companies and properties, many of which are likely to require the prior approval of national and/or European competition authorities.

In France, the Ministry for the Economy has imposed certain conditions on acquisitions. The European Commission and national competition authorities could prevent us from completing certain acquisitions, or impose conditions that would limit their scope.

In connection with their business, our companies initiate, or are sometimes the subject of, proceedings with the national competition authorities.

Risks related to the environment

As a major participant in urban beautification, we also have a responsibility for protecting the urban environment. As a result, we have developed a complete program of actions intended to protect the environment: design of structures for collecting waste; recycling of thousands of tons of posters; and reduction of energy, water and raw material use, both upstream and downstream in the chain of production.

An internal environmental audit conducted in 2002 confirmed that our business activities do not involve a serious risk of pollution, but that our management of potential environmental risks could nevertheless be improved. As a result, we have created an Environment Department which, working with the Technical Departments of our subsidiaries, is responsible for applying new standards and legal requirements in the area of environmental protection.

Our goal is to meet the highest international standards of environmental protection. Our Spanish subsidiary, for example, is presently certified ISO 14001 for all its business activities, a certification that could eventually be extended to other subsidiaries in our Group.

A risk of accidental pollution cannot be ruled out, even though our operations do not expose us to a significant degree of risk in this area.

Litigation

We are regularly involved in legal proceedings within the normal course of our business. These business activities often involve contracts with municipalities and public authorities in France and elsewhere that may give rise to rights and administrative proceedings.

The principal legal proceedings currently ongoing that involve the Group and for which necessary reserves have been set aside are the following:

- In March 2000, Vivendi Group sued our Avenir subsidiary in the Nanterre Commercial Court seeking recovery of a *précompte* tax amounting to approximately €4.8 million that it deemed to be due as a result of an exceptional dividend distributed by Avenir before its sale to JCDecaux SA in 1999. A *précompte* tax is payable on certain exceptional dividends such as the one at issue. On April 27, 2001, the court held in favour of Vivendi. This decision was appealed, and an expert was appointed in April 2003. A decision on the appeal is expected shortly.
- Avenir is also involved in a case with SPEPP, which claims approximately €4 million in damages as a result of the termination of a subcontract for installing barriers that it had with Avenir. A judgement entered in the Commercial Court of Créteil on May 4, 2004, held Avenir liable for the payment of €200,000. This judgement has been appealed.
- Klein is claiming approximately €13 million against JCDecaux SA following reduction of the volumes it held in that company. A judge should be assigned to hear the case shortly.
- Our subsidiary G&A has been party since 1995 to litigation involving the use of an anti-graffiti process that it does not believe is suitable for industrial use. The third party that granted us the exclusive license to this patented process asserted a claim for the payment of approximately €4 million for damages, interest and royalties. The first instance Civil Court in Rennes is expected to enter its judgement during the first half of 2005.
- In France and Spain, differences with certain local authorities have arisen with respect to liability for, or the amount of, certain taxes, involving an aggregate amount of approximately €4 million relating to advertising displays and that have led to litigation.
- In February 2003, we were notified of the commencement of an investigation based on possible illegal acts involving our Belgian subsidiary, JCDecaux Belgium. To our knowledge, no facts have been found to date against our subsidiary.
- In France, the Competition Council (Conseil de la Concurrence) began a proceeding against JCDecaux SA after having received a complaint filed by a competitor for abuse of dominant position regarding its business strategy in Rennes. JCDecaux SA was held liable to pay a fine of €700,000.
- The sale to Stroër of the Polish company Aussenwerbung Polen GmbH, 50%-owned by EPI, itself a 50%-owned subsidiary of ours, gave rise to a claim by the buyer based on representations and warranties, for an aggregate amount of €13.2 million.
- In Spain, we have been notified of the intention of the city of Madrid to terminate the contract for clocks obtained by our subsidiary Planigrama. To date, no legal action has been commenced in this respect by the city. We believe that, if an unfavourable outcome of this situation should lead to the termination of this agreement, we would have the right to obtain a compensating indemnity at least equal to the investments made.
- In addition, we are, or have been, party to a number of administrative proceedings with various municipalities, either initiated by us or brought against us at the behest of competitors, as a result of termination of contracts or improper decisions to grant public contracts to our competitors.

It shall be noted that the proceedings between our U.S. subsidiary, JCDecaux Chicago, LLC and Electric Life Urban Decor, LLC ended March 9, 2005 with the signature of an agreement under which the latter gives up all claims against our subsidiary and admits there was no fault on its part.

The amount of the reserves established for these cases results from an analysis, made under the supervision of our Legal Department, of the basis of the claims, the defences, the case law, and the status of the proceedings. This analysis has been presented and justified to the Audit Committee and the statutory auditors. The amount of the reserves is not indicated for each case because indicating it might be seriously prejudicial to us in these litigations.

To the best of our knowledge, there are no other exceptional facts or litigation that could have a material impact on the financial condition, business, assets or future prospects of our Company and our subsidiaries.

Insurance

Given the similarity of our operations in various countries, our strategy is to cover essential risks centrally by worldwide insurance policies obtained by JCDecaux SA from first line insurance companies with an international presence, to cover, among other things, risks from property damage and loss of business, as well as for civil liability.

This strategy enables us both to obtain a significant level of coverage on the basis of worldwide premium rates and to ensure that the degree of coverage applicable to our companies, both in France and elsewhere, is consistent with identified potential risks.

We may obtain local coverage and/or specific coverage to be in compliance with local law and regulations or to meet specific requirements. For example, purely local risks, such as vehicle insurance, are covered in each country by local subsidiaries on their own.

Furthermore, to maximise management of insurance costs and risk management, we self-insure low-level or medium-level risks, essentially those relating to operating losses and civil liability.

Insurance policies are reviewed on a regular basis, at least once per year.

As a result, the bid tender made for renewal in 2004 of operating loss coverage allowed us to obtain a significant reduction in costs and to improve the self-insurance portion by application of a deductible of €50,000 per claim for all damage risks.

The bid tender made in 2004 for renewal of the program of civil liability coverage led to a change of insurance company. The improvements obtained involved, among other things, inclusion of new countries and doubling the deductible to €3,000 per claim, to eliminate frequently-occurring claims.

All of these insurance programs include levels of deductibles which ensure that only non-recurring risks are covered and levels of coverage that, in light both of our past risk history, in particular the severe storms in Europe in 1999, and the study undertaken of our essential industrial facilities, have the objective of insuring major risks that are exceptional in character.

5. PRINCIPAL SUBSIDIARIES AND AFFILIATES

An organisational chart of our principal subsidiaries and affiliates as of December 31, 2004, is set forth on page 142.

A list of companies controlled by JCDecaux SA is set forth in the Notes to the Consolidated Financial Statements, on page 74. None of these companies owns any equity interest in JCDecaux SA.

JCDecaux SA provides its French and non-French subsidiaries with support in the areas of finance and control, legal and insurance services, and management and administration. When they involve general assistance, the costs of these services are billed to the subsidiaries in proportion to the gross margin of revenues that they represent, and when they involve pooling of resources, the costs are billed based on the key factors of the type of service. In 2004, JCDecaux SA thus billed its subsidiaries €23.2 million.

JCDecaux SA, in addition, invoices the use by its subsidiaries of intellectual property rights belonging to it. This bill amounted to €13.3 million in 2004.

6. RELATIONSHIP WITH JCDECAUX HOLDING

JCDecaux Holding provides JCDecaux SA with services in the areas of conception and implementation of strategic plans, alliances, and financing under an Agreement dated January 21, 2000.

In 2004, JCDecaux Holding billed JCDecaux SA €762,245 under this Agreement. This amount has remained unchanged since 2000.

7. SIMPLIFIED ORGANISATION CHART AS OF DECEMBER 31, 2004



Avenir
JCDecaux Mobilier Urbain
100%
U.K.
JCDecaux UK
JCDecaux Ltd
JCDecaux Airport UK Ltd
JCDECAUX HOLDING
69.85%
JCDECAUX SA
WESTERN EUROPE
SPAIN
PORTUGAL
BELGIUM/LUX.
GERMANY
AUSTRIA
SWITZERLAND
99.85%
JCDecaux España
JCDecaux Portugal
JCDecaux Belgium Publicité
ACM GmbH
JCDecaux Central Eastern Europ Hold.
Affichage Holding
0.15%
30%
80%
JCDecaux Atlantis
5%
JCDecaux Luxembourg
JCDecaux Stadtmoblierung GmbH
67%
Gewista Werebegesellsch GmbH
JCDecaux & Sign SA
Belgoposter SA
JCDecaux Deutschl. GmbH
Europlakat International Werbe GmbH
50 %
El Mobiliario Urbano
9.29%
JCDecaux Publ. Lumin. SA
DSM Decaux GmbH
58.56%
90.71%
35%
Red Portuguesa
WALL AG
Ispa Werbegesellschaft MbH
34.18%
NETHERLANDS
JCDecaux GmbH
Info Screen Austria GmbH
JCDecaux Publicidad Luminosa
JCDecaux Nederland BV
ILG Aussenw. GmbH
ITALY
50%
JCDecaux Airport España
JCDecaux Airport Portugal
Stadtreklame Nürnberg GmbH
IGP Decaux
85%
74.5%
Media Frankfurt GmbH
Aeroporti Di Roma Advertis. Spa
39%
Street Furniture
Billboard
Neonlight
Transport
Others
Holding company


FRANCE
SEMUP
100%
SOPACT
49.8%
SOMUPI
65.99%
JCDecaux Publicité Lumineuse
100%
JCDecaux Airport France
100%
IRELAND
JCDecaux Ireland Ltd
100%
EASTERN EUROPE
AMERICAS
ASIA-PACIFIC
FINLAND
10.11%
JCDecaux Finland Oy
89.89%
SLOVAKIA
JCDecaux Slovakia Sro
100%
CZECH REP.
JCDecaux Mestsky Mobil Spol Sro
3.8%
96.2%
HUNGARY
Avenir Budapest Kft
55%
UNITED STATES
JCDecaux Mallscape LLC
100%
SINGAPORE
JCDecaux Singapore Pte Ltd
100%
MACAU
JCDecaux Macau
80%
100%
ISPA Bratislava Sro
100%
Europlakat Spol Sro
72%
Rencar Praha
67.6%
Europlakat Kft
40%
JCDecaux Neonlight Budapest Sarl
60%
100%
JCDecaux Airport Inc.
100%
JCDecaux Asia (S) Pte Ltd
HONG KONG
JCDecaux Pearl & Dean Ltd HK (Metro-Airports)
100%
SWEDEN
JCDecaux Sverige
98.23%
Xpomera AB
79%
CROATIA
Europlakat Proreklam Doo
51%
JCDecaux San Francisco LLC
100%
THAILAND
JCDecaux Chicago LLC
100%
JCDecaux Thailand Ltd
49.5%
NORWAY
20%
JCDecaux Norge AS
4.62%
75.38%
BOSNIA
Europlakat Sarajevo Doo
70%
JCDecaux Neonlight Sro
100%
BULGARIA
JCDecaux Neonlight Sarl
60%
Viacom Decaux LLC
50%
Wall USA Inc.
50%
SOUTH COREA
IPDecaux Inc.
50%
DENMARK/ICEL.
AFA JCDecaux
50%
SERBIA
Europlakat Yu
100%
POLAND
JCDecaux Neonlight Sarl
60%
JCDecaux Airport Polska
60%
CANADA
Viacom Outdoor JCDecaux Street Furn. Partnership
50%
MALAYSIA
JCDecaux Pearl & Dean Sdn Bhd
100%
AUSTRALIA
100%
JCDecaux Street Furniture Pty
100%
JCDecaux Australia Pty
BALTIC STATES
JCDecaux Unicom Eesti Ou
75%
Alma Quattro
100%
SLOVENIA
Proreklam Europlakat Doo
49%
BRAZIL
JCDecaux Salvador
100%
JAPAN
MCDecaux Inc.
60%
ARGENTINA
JCDecaux Argentina
99.93%
CHILE
0.10%
99.90%
JCDecaux Chile

JCDecaux Airport France

JCDecaux Publicité Lumineuse

COMBINED GENERAL MEETING OF SHAREHOLDERS - MAY 11, 2005



AGENDA

I. ORDINARY MEETING

1) Approval of 2004 corporate financial statements.
2) Approval of 2004 consolidated financial statements.
3) Allocation of net income.
4) Transfer from the special reserve for long-term capital gains.
5) Expenses and charges described in Article 39-4 of the French Tax Code.
6) Regulated agreement.
7) Regulated agreement.
8) Regulated agreement.
9) Regulated agreement.
10) Regulated agreement.
11) Share buy-back program.
12) Termination of authorisation granted in the 7th resolution of the combined general shareholders' meeting of May 12, 2004, with respect to the issuance of bonds.
13) Increase in the amount of directors' fees.

II. EXTRAORDINARY MEETING

14) Authorisation for the Executive Board to increase share capital by issuing shares and/or securities convertible into the Company's shares, and/or by issuing securities granting access to debt, subject to preferential subscription rights.
15) Authorisation for the Executive Board to increase share capital by issuing shares and/or securities convertible into the Company's shares, and/or by issuing securities granting access to debt, without preferential subscription rights.
16) Authorisation to issue shares, without preferential subscription rights, as compensation for contributions in kind consisting of shares or securities providing access to share capital.
17) Authorisation for the Executive Board to increase share capital through incorporation of premiums, reserves, profit or other items.
18) Authorisation for the Executive Board to increase the number of shares to be issued (over-allotment option) in connection with a share capital increase with or without preferential subscription rights.
19) Authorisation for the Executive Board to increase share capital by issuing shares or securities convertible into the Company's shares reserved for members of company savings plans, with preferential subscription rights being suppressed in favour of such members.
20) Authorisation for the Executive Board to grant options to subscribe for or purchase shares to employees or officers and directors of the Group.
21) Authorisation for the Executive Board to award, for no consideration, newly issued or existing shares to all or only some of the Group's employees or officers and directors.
22) Authorisation for the Executive Board to decrease share capital by cancellation of shares held by the Company.
23) Modifications to the Articles of Association.
24) Authority with respect to formalities.

SUMMARY OF RESOLUTIONS

I. ORDINARY MEETING

- **In the 1st and 2nd resolutions,** we are asking you to approve the corporate and consolidated financial statements for the fiscal year ended December 31, 2004, as they have been presented to you.
- **The 3rd resolution** asks that with respect to profit for the 2004 fiscal year, amounting to €143,639,312.92, you allocate €598.98 to the statutory reserve, and the remainder to retained earnings.
- **The 4th resolution** asks that you authorise the transfer of sums from the special reserve for long-term capital gains to an ordinary reserve labelled "other reserves", in application of the provisions of article 39 of the revised 2004 Finance law No. 2004-1485.
- **The 5th resolution** takes note of the amount of expenses and charges set forth in article 39-4 of the French Tax Code.
- **In resolutions 6 through 10,** we ask you to approve certain agreements that fall under the provisions of article L.225.86 of the French Commercial Code, which have been previously authorised by the Supervisory Board during the preceding fiscal year.
- **In the 11th resolution,** the Shareholders note that the Company did not make use of the authorisation it received on May 12, 2004 to repurchase its own shares.

The Shareholders are being asked to provide a new authorisation to the Executive Board to be valid for a period of eighteen months. The main conditions of this new authorisation are the following:
- the maximum amount that may be used to repurchase shares of the Company may not exceed €659,980,980;
- the maximum number of shares that the Company may acquire during the term of the repurchase program or that it may hold at any one time, according to the resolution, may not exceed 10% of its share capital, which as of December 31, 2004 and taking into consideration the shares it has already acquired, corresponds to a maximum of 21,999,366 shares;
- the maximum purchase price per share will be €30.

The authorisation to be given to the Executive Board includes the ability to subdelegate powers and to implement any repurchase decision by placing orders on the market and by completing any required formalities or declarations.

- **The 12th resolution** terminates the authorisation granted to the Executive Board on May 12, 2004 to issue simple bonds. Since passage of French Ordinance No. 2004-604 dated June 24, 2004, the Executive Board has the ability to decide on or authorise the issuance of such bonds on its own.
- **The 13th resolution** asks the Shareholders to approve an increase in the amount of directors' fees.

II. EXTRAORDINARY MEETING

- **The 14th resolution** asks you to authorise the Executive Board to increase share capital by issuing shares and/or securities convertible into the Company's shares, and/or by issuing securities granting access to debt, subject to preferential subscription rights. The maximum nominal value of the share capital increases that may be carried out pursuant to this Authorisation is €2,000,000, corresponding to an issuance of approximately 131 million shares and, on the basis of a share price of €20, corresponds to a maximum share capital increase, issuance premium included, of approximately €2.6 billion.
- **The 15th resolution** asks you to provide the same authorisation as that provided in the 14th resolution, for the same maximum nominal value, without preferential subscription rights.

The maximum total value of issuances of debt securities that provide access to capital that may be conducted pursuant to these two authorisations, with or without preferential subscription rights, may not exceed €2.5 billion.

These authorisations will be given for a period of 26 months.

- The Executive Board may, pursuant to the terms of the **16th resolution,** issue shares without preferential subscription rights, up to a limit of 10% of share capital, as compensation for contributions in kind consisting of shares or securities providing access to share capital. This authorisation will be given for a period of 26 months.
- **In the 17th resolution,** we ask you to authorise the Executive Board to increase share capital through incorporation of premiums, reserves, profit or other items, by granting free shares or increasing the par value of existing shares. The maximum nominal value of the capital increases that may be carried out pursuant to this authorisation may not exceed €2,000,000. This authorisation will be given for a period of 26 months.
- **In the 18th resolution,** the Executive Board will have the ability to increase the number of shares to be issued in connection with a share capital increase of the Company with or without preferential subscription rights. The increase will be limited to 15% of the initial issuance, with shares to be issued at the same price as the one provided for in the initial issuance. This authorisation will be given for a period of 26 months.
- **The 19th resolution** authorises the Executive Board to increase share capital by issuing shares or securities convertible into the Company's shares reserved for members of company savings plans, without preferential subscription rights in favour of such members. The maximum nominal value of the share capital increases that may be carried out pursuant to this authorisation is €20,000, corresponding to an issuance of approximately 1.3 million shares and, on the basis of a share price of €20, corresponds to a maximum share capital increase, issuance premium included, of approximately €26 million. This authorisation will be given for a period of 26 months.

- **The 20th resolution** authorises the Executive Board to grant options to subscribe for or purchase shares, for the benefit of some or all employees or officers and directors of the Group. The options granted pursuant to this authorisation may not give rights to a total number of shares that exceeds 4% of the Company's share capital as of the date of this Meeting, i.e., 8,879,746 shares. This authorisation will be given for a period of 26 months.
- **In the 21st resolution,** the Executive Board will have the ability to award, for no consideration, newly issued or existing shares to all or only some of the Group's employees or officers and directors. The newly issued or existing shares awarded pursuant to this authorisation may not exceed 0.5% of the Company's share capital as of the date of this Meeting. His authorisation will be given for a period of 26 months.

You are reminded that the total maximum nominal value of the share capital increases that may be carried out pursuant to the 14th, 15th, 16th, 17th, 18th, 19th, 20th, and 21st resolutions combined may not exceed €2,000,000, corresponding to an issuance of approximately 131 million shares and, on the basis of a share price of €20, corresponds to a maximum share capital increase, issuance premium included, of approximately €2.6 billion.

- **The 22nd resolution** authorises the Executive Board to decrease share capital by cancellation of treasury shares, within the limits established by the law, and in accordance with the provisions of articles L.225-209 et seq. of the French Commercial Code. This authorisation will be given for a period of 18 months.
- **The 23rd resolution** modifies the articles of association, either to bring them into compliance with the provisions of French Ordinance No. 2004-604 dated June 24, 2004, or to simply and/or improve their reading.

PROPOSED RESOLUTIONS

I. ORDINARY MEETING

FIRST RESOLUTION

(Approval of 2004 corporate financial statements)

The Shareholders, after reviewing the reports of the Executive Board, the Supervisory Board and the Statutory Auditors, hereby resolve to approve such reports in their entirety, as well as the corporate financial statements for the fiscal year ended December 31, 2004 as presented to them, such financial statements showing a profit of €143,639,312.92.

Consequently, they hereby resolve to approve the transactions reflected in such financial statements and summarised in such reports.

SECOND RESOLUTION

(Approval of 2004 consolidated financial statements)

The Shareholders, after reviewing the reports of the Executive Board, the Supervisory Board and the Statutory Auditors, hereby resolve to approve such reports in their entirety, as well as the consolidated financial statements for the fiscal year ended December 31, 2004 as presented to them.

Consequently, they hereby resolve to approve the transactions reflected in such financial statements and summarised in such reports.

THIRD RESOLUTION

(Allocation of net income)

The Shareholders, having reviewed the report of the Executive Board, decide to allocate the profit in respect of the 2004 fiscal year, amounting to €143,639,312.92, as follows:

Profit for the year	€143,639,312.92
Retained earnings carried forward	€533,985,948.36
For a total amount of:	€677,625,261.28

To be allocated as follows:

To the statutory reserve	€598.98
To retained earnings	€677,624,662.30

It should be noted, in accordance with applicable law, that the Company did not pay dividends in respect of the three preceding fiscal years.

FOURTH RESOLUTION

(Transfer from the special reserve for long-term capital gains)

In application of the provisions of article 39 of revised 2004 Finance law No. 2004-1485, the Shareholders decide that all sums deposited in the special reserve for long-term capital gains as reflected in the balance sheet for the year ended December 31, 2004, which amount to €22,538,441.88, will be transferred to an ordinary reserve labelled "other reserves". At the same time, the Shareholders decide to withdraw from this reserve the sum of €550,961, corresponding to the special tax of 2.5% provided for pursuant to article 39 as referenced above, which will be allocated to retained earnings carried forward.

After transfer from the special reserve for long-term capital gains as indicated above and allocation of profit in respect of the 2004 fiscal year, retained earnings carried forward will amount to €678,175,623.30, and "other reserves" will amount to €25,049,188.87.

FIFTH RESOLUTION

(Expenses and charges described in Article 39-4 of the French Tax Code)

Pursuant to Article 223 quater of the French Tax Code, the Shareholders take note of the fact that the expenses and charges set forth in Article 39-4 of such tax code amounted to €52,824.42 during the fiscal year just ended, and that no tax was incurred as a result of such charges and expenses.

SIXTH RESOLUTION

(Regulated agreement)

The Shareholders, after reviewing the Special Report of the Statutory Auditors on the execution and performance during the 2004 fiscal year of the agreements described in Article L.225-86 of the French Commercial Code, hereby take note of the conclusions presented in such Report, which refer in particular to the following agreement:

- The acquisition by the Company of patents, trademarks and designs belonging to Mr. Jean-Claude Decaux, Chairman of the Supervisory Board, for an amount totalling €86,426.31 (which corresponds solely to the costs of registering and maintaining these industrial property rights).

The Shareholders hereby ratify the above-mentioned agreement, with Mr. Jean-Claude Decaux, as an interested person, not taking part in such vote by the Shareholders.

SEVENTH RESOLUTION

(Regulated agreement)

The Shareholders, after reviewing the Special Report of the Statutory Auditors on the execution and performance during the 2004 fiscal year of the agreements described in Article L.225-86 of the French Commercial Code, hereby take note of the conclusions presented in such Report, which refer in particular to the following agreement:

- The award by the Company to Mr. Robert Caudron, a member of the Executive Board and Chief Operating Officer, of a severance agreement in the case of termination of his employment contract by the Company.

The Shareholders hereby ratify the above-mentioned agreement, with Mr. Robert Caudron, as an interested person, not taking part in such vote by the Shareholders.

EIGHTH RESOLUTION

(Regulated agreement)

The Shareholders, after reviewing the Special Report of the Statutory Auditors on the execution and performance during the 2004 fiscal year of the agreements described in Article L.225-86 of the French Commercial Code, hereby take note of the conclusions presented in such Report, which refer in particular to the following agreement:

- The sale by Jean-Charles Decaux, Jean-Francois Decaux and Jean-Sébastien Decaux of their property interests in the patents referred to as "Affichage Gigogne", which are used by all companies within the Group. The total sale price amounted to €16,423.93, which corresponds to the costs of maintaining the property interests in these patents.

The Shareholders hereby ratify the above-mentioned agreement, with Messrs. Jean-Charles Decaux and Jean-Francois Decaux, as interested persons, not taking part in such vote by the Shareholders.

NINTH RESOLUTION

(Regulated agreement)

The Shareholders, after reviewing the Special Report of the Statutory Auditors on the execution and performance during the 2004 fiscal year of the agreements described in Article L.225-86 of the French Commercial Code, hereby take note of the conclusions presented in such Report, which refer in particular to the following agreement:

- The acquisition by JCDecaux Deutschland, a subsidiary of JCDecaux SA, of 150,000 shares held by SIMU, a subsidiary of JCDecaux Holding, in the company Georg Zacharias GmbH at their net accounting value, i.e., an amount of approximately €4.2 million.

The Shareholders hereby ratify the above-mentioned agreement, with Messrs. Jean-Claude Decaux, Jean-Charles Decaux and Jean-Francois Decaux, and JCDecaux Holding, as interested persons, not taking part in such vote by the Shareholders.

TENTH RESOLUTION

(Regulated agreement)

The Shareholders, after reviewing the Special Report of the Statutory Auditors on the execution and performance during the 2004 fiscal year of the agreements described in Article L.225-86 of the French Commercial Code, hereby take note of the conclusions presented in such Report, which refer in particular to the following agreement:

- The grant of JCDecaux SA's interests in the Slovak company JCDecaux Slovakia Sro and the Czech company JCDecaux Mestsky Mobiliar Spol Sro to Aussenwerbung Tschechien-Slowakei Beteilingungs GmbH, an Austrian company. In consideration of such grant, JCDecaux SA will receive from Gewista 55% of the share capital of Aussenwerbung Tschechien-Slowakei Beteilingungs GmbH.

The Shareholders hereby ratify the above-mentioned agreement, with Mr. Jean-Francois Decaux, as an interested person, not taking part in such vote by the Shareholders.

ELEVENTH RESOLUTION

(Share buy-back program)

The Shareholders, acting pursuant to the quorum and majority requirements applicable to ordinary meetings of shareholders, after reviewing the report of the Executive Board as well as the information memorandum *(note d'information)* approved by the *Autorité des marchés financiers*:

- hereby declare that the Company did not make use of the authorisation it received at the Meeting of Shareholders held on May 12, 2004;
- hereby authorise the Executive Board, with the power to delegate, as provided under Articles L.225-209 et seq. of the French Commercial Code, to acquire shares of the Company on one or more occasions, for the purpose:
  - of implementing any stock option plan of the Company in the context of the provisions of Article L.225-177 et seq. of the French Commercial Code;
  - of allocating shares to employees to enable them to participate in the benefits of the Company's expansion, or of implementing any company savings plan, under conditions provided for by law, in particular under Articles L.443-1 et seq. of the French Labor Code;
  - awarding free shares in accordance with Articles L.225-197-1 et seq. of the French Commercial Code;
  - of delivering shares upon exercise of rights attached to securities providing access through redemption, conversion, exchange, presentation of a coupon or otherwise to the Company's share capital;
  - cancelling all or a portion of repurchased shares in accordance with the terms of the 22nd resolution below, subject to its adoption by the Extraordinary General Shareholders' Meeting.
  - of financing external growth through the transfer of shares, whether in exchange or as payment;

- of encouraging active trading or liquidity in JCDecaux SA shares by an investment services provider in connection with a liquidity contract complying with the professional Code admitted by the *Autorité des marchés financiers*.

Repurchases of the Company's shares may involve a number of shares such that:
- the number of shares that the Company acquires during the term of the repurchase program shall not exceed 10% of the shares constituting its share capital at any time, i.e. as of December 31, 2004 and taking into consideration the shares already acquired at that date, 21,999,366 shares;
- the number of shares that the Company owns at any one time shall not exceed 10% of the shares constituting its share capital.

The acquisition, sale, or transfer of the shares may be made at any time (including during a period of a public offering) and by any means, on the market or in private transactions, including through acquisition or sale of blocks (without limiting the portion of the program that may be implemented through such means), or by use of options or other futures financial instruments traded on a regulated market or in private transactions, or through delivery of shares following the issuance of securities entitled through conversion, exchange, redemption, exercise of a coupon or otherwise to shares of the Company.

The maximum purchase price of the shares in connection with this resolution shall be €30 per share (or the equivalent in any other currency on the same date), such maximum price to be applicable only to acquisitions completed from the date of this Meeting of Shareholders.

Consequently, and for indicative purposes only, the maximum amount that the Company could pay to acquire its shares would be €659,980,980, corresponding to a maximum price per share of €30 and to a maximum of 21,999,366 shares (subject to necessary adjustments in case of transactions involving the share capital).

This authorisation, as of the date hereof, shall supersede and replace up to the unused portion thereof, if any, of any prior delegation of authority given to the Executive Board to carry out transactions in respect of the Company's shares. This authority is hereby granted for eighteen months from the date hereof.

The Shareholders hereby resolve to delegate to the Executive Board, in the event of change to the par value of the shares, capital increase through incorporation of reserves, awards of shares without consideration, division or amalgamation of shares, distribution of reserves or any other assets, amortisation of share capital, or any other transaction relating to shareholders' equity, the power to adjust the purchase price referred to above in order to take into account the objective effect of such transactions on the share's value.

The Shareholders hereby resolve to grant to the Executive Board any and all authority, with the power to subdelegate under the terms and conditions provided by law, to decide and undertake implementation of the authority granted hereby, to specify the terms and conditions, to implement the repurchase program, and in particular to place any orders on the market, enter into any agreement for the purpose of maintaining the books and records for purchases and sales of shares, make any filings with the *Autorité des marchés financiers*, complete any formalities, and, in general, do whatever may be necessary.

TWELFTH RESOLUTION

(Termination of authorisation granted in the 7th resolution of the Combined General Shareholders' Meeting of May 12, 2004, with respect to the issuance of bonds)

The Shareholders, acting pursuant to the quorum and majority requirements applicable to ordinary meetings of shareholders, after reviewing the report of the Executive Board, decide, pursuant to the provisions of ordinance No. 2004-604 dated June 24, 2004, to terminate the authorisation granted in the 7th resolution of the Combined General Shareholders' Meeting of May 12, 2004, with respect to the Executive Board's ability to issue bonds. From now on, the Executive Board has the ability to decide on or authorise the issuance of bonds on its own (with the ability to sub-delegate), pursuant to the terms of Article L.228-40 of the French Commercial Code.

THIRTEENTH RESOLUTION

(Increase in the amount of directors' fees)

The Shareholders, after reviewing the report of the Executive Board, set the total amount of directors' fees at €168,760, beginning with the 2005 fiscal year, to be divided among members of the Supervisory Board as decided by the Supervisory Board.

II - EXTRAORDINARY MEETING

FOURTEENTH RESOLUTION

(Authorisation for the Executive Board to increase share capital by issuing shares and/or securities convertible into the Company's shares, and/or by issuing securities granting access to debt, subject to preferential subscription rights)

The Shareholders, acting pursuant to the quorum and majority requirements applicable to extraordinary meetings of shareholders, and having examined the report of the Executive Board and the special report of the Statutory Auditors, and pursuant to the provisions of Articles L.225-129 et seq. of the French Commercial Code, in particular Article L.225-129-2 and Articles L.228-92 et seq. of the French Commercial Code:

1. Delegate to the Executive Board the powers necessary to increase the share capital, on one or more occasions, in France or abroad, in any proportion and at any time that it may decide, either in euros or in any foreign currencies or monetary units based on several currencies, by issuing, either for free or for due consideration, shares (excluding preferred shares) or securities governed by Articles L.228-91 et seq. of the French Commercial Code that provide access to the Company's shares; it being specified that the subscription of shares and other securities may be carried out either in cash, by offset of receivables, or, in full or in part, by incorporation of reserves, profits or premiums;
2. Delegate to the Executive Board the powers necessary to decide on an issuance of securities that provide access to the share capital of the company that directly or indirectly holds more than a 50% interest in the Company's share capital, or an issuance of securities that provide access to the share capital of companies in which the Company directly or indirectly holds more than a 50% interest;
3. Decide to set as follows the limits for the amount of share capital increases that may be conducted pursuant to this authorisation:
   - the maximum nominal value of the share capital increases that may be carried out immediately or over time pursuant to this authorisation is set at €2,000,000; it being specified that the maximum total nominal value of share capital increases that may be carried out by virtue of this authorisation and those granted pursuant to the 15th, 16th, 17th,18th, 19th, 20th and 21st resolutions of this meeting is set at €2,000,000;
   - to these limits shall be added the nominal value of additional shares, if any, that may be issued in case of new financial transactions, to preserve, in accordance with law, the rights of holders of securities entitled to shares;
   - the maximum total value of issues of debt securities that provide access to capital or that grant access to debt may not exceed €2.5 billion or the equivalent on the date of issuance of this amount in any other currency or units of account based on several currencies, it being specified that charged against this amount will be the amount of convertible debt instruments that may be issued by virtue of the 15th resolution of this meeting;
4. Set the term of validity of the delegation of authority that is the subject of this resolution as twenty-six months from the date of this meeting;
5. In the event that the Executive Board uses this delegation:
   - decide that the issue(s) shall be reserved in preference for shareholders who may subscribe for the new shares or securities as of right in proportion to the number of shares then owned by them;
   - take note that the Executive Board has the right to create a subscription right for excess amounts;
   - take note that this delegation automatically provides to holders of issued securities providing access to the Company's share capital a waiver by the shareholders of their preferential subscription rights regarding shares to which these issued securities will give rights immediately or over time;
   - take note that, if the subscriptions as of right and subscriptions for any excess amount, if any, have not absorbed the aggregate share capital increase, the Executive Board may exercise, under conditions provided for by law and in any such order as it may determine, one or more of the options below:
     - limitation of the share capital increase to the amount of subscriptions received, provided that such amount of subscriptions is at least three-quarters of the share capital increase decided upon;
     - free allocation of all or part of the shares or other securities granting access to share capital that have been reserved for issuance but not yet subscribed for;
     - offering to the public, by an offering on a public exchange, of all or part of the shares or, in the case of other securities providing access to share capital, such unsubscribed securities, on the French market and/or in another country and/or on the international market;
   - decide that issuances of stock warrants of the Company may be carried out either by subscription, or by granting such warrants to owners of former shares at no cost;
   - decide that in case of grants of free stock warrants, the Executive Board will be able to decide that rights for fractional shares will not be tradable and that the corresponding securities will be sold;
6. Decide that the Executive Board will have all powers, including the right to sub-delegate its powers under conditions set by law, to implement this delegation, in order, in particular to:
   - effect an increase in share capital and determine the type of securities to be issued;
   - decide upon the amount of the share capital increase, the issue price of the securities and the amount of the premium that may be requested upon issue, if any;
   - determine the dates and other terms of the share capital increase and the nature and features of the securities to be created; to decide, furthermore, in the case of bonds or other debt instruments (including securities granting access to debt as specified in Article L.228-91 of the French Commercial Code), whether they shall be subordinated or not (and, if necessary, their level of subordination, in accordance with the provisions of Article L.228-97 of the French Commercial Code), to set their interest rate (notably at a fixed or variable interest rate, zero coupon or indexed rate), their term (fixed or perpetual) and the other terms and conditions of issue (including whether to grant them guarantees or sureties) and of amortisation (including redemption through offering assets of the Company); if necessary, such securities may be associated with warrants providing rights to the granting, acquisition or subscription of bonds or other debt instruments or may take the form of complex bonds as defined by stock exchange authorities (as a result, for example, of their terms of redemption or remuneration or other rights such as indexation or option entitlements); to modify, while such securities remain outstanding, any of the terms and conditions set forth above, in accordance with applicable formalities;

- determine the method of payment for the shares or other securities providing access to share capital to be issued immediately or over time;
- set, if necessary, the conditions of exercise of the rights attached to shares or securities to be issued and, in particular, set the date, which may be retroactive, from which the new shares will confer rights, determine the conditions of exercise of the rights, if any, to conversion, exchange, redemption, including by offering assets of the Company such as securities already issued by the Company, as well as any other terms and conditions of completion of the share capital increase;
- set the terms and conditions according to which the Company will have the right to purchase or exchange the securities, whether issued or to be issued immediately or over time, on the market, at any time or during fixed periods, in order to cancel them or not, taking into account all provisions of the law;
- provide, potentially, for the right to suspend the exercise of rights attached to such securities in accordance with applicable law and regulation;
- at its sole initiative, allocate the costs of capital increases to the amount of associated premiums and withdraw from such amount the sums necessary to raise the level of the statutory reserve to one-tenth of the new share capital after each capital increase;
- set and carry out any adjustments intended to compensate for the effect of transactions in the Company's share capital, in particular by modifying the par value of the share, increasing the capital through incorporation of reserves, granting free shares, dividing or grouping securities, distributing reserves or any other assets, amortising share capital, or conducting any other transaction relating to share capital, and set the terms and conditions according to which the rights of holders of securities providing access to the capital will be preserved, as the case may be;
- declare the completion of each share capital increase and amend the articles of association accordingly;
- generally, enter into all agreements to ensure the successful completion of any contemplated issuances, and take all measures and perform all formalities necessary to issue, list and service the securities issued pursuant to this delegation and facilitate exercise of rights attached thereto.

7. Note that this delegation of authority replaces any prior delegation of authority relating to the same subject, that is, the ability to increase share capital through issuance of securities covered by this resolution, with preferential subscription rights, effective from this day and for the value of any unused portion of any prior delegation.
8. Note that, in the event that the Executive Board should use the delegation granted to it in this resolution, it shall report to the next ordinary general meeting, pursuant to applicable law and regulation, the use it has made of the authorisations granted in this resolution.

FIFTEENTH RESOLUTION

(Authorisation for the Executive Board to increase share capital by issuing shares and/or securities convertible into the Company's shares, and/or by issuing securities granting access to debt, without preferential subscription rights)

The Shareholders, acting pursuant to the quorum and majority requirements applicable to extraordinary meetings of shareholders, and having examined the report of the Executive Board and the special report of the Statutory Auditors, and pursuant to the provisions of Articles L.225-129 et seq. of the French Commercial Code, in particular Articles L.225-129-2, L.225-135 and L.225-148 and Articles L.228-92 et seq. of the French Commercial Code:

1. Delegate to the Executive Board the powers necessary to increase the share capital, on one or more occasions, in any proportion and at any time that it may decide, on the French market and/or in another country and/or on the international market, either in euros or in any foreign currencies or monetary units based on several currencies, by issuing, either for free or for due consideration, shares (excluding preferred shares) or securities governed by Articles L.228-91 et seq. of the French Commercial Code that provide access to the Company's shares; it being specified that the subscription of shares and other securities may be carried out either in cash, by offset of receivables, or, in full or in part, by incorporation of reserves, profits or premiums or by contribution in kind. These securities may, in particular, be issued to provide compensation for securities contributed to the Company, in the context of an exchange offer in France or abroad according to local rules (for example in the context of an Anglo-Saxon "reverse merger") for securities meeting the conditions set by Article L.225-148 of the French Commercial Code;
2. Delegate to the Executive Board the powers necessary to issue shares or securities that provide access to the Company's share capital following an issuance by companies in which the Company directly or indirectly holds more than a 50% interest, or an issuance by companies that directly or indirectly hold more than a 50% interest in the Company, which issuance grants a right to the Company's share capital;
   This decision automatically provides, in favour of holders of securities that may be issued by companies within the Company's group, a waiver by the Company's shareholders of their preferential subscription rights to shares or securities to which those securities issued by companies within the Company's group grant rights;
3. Delegate to the Executive Board the powers necessary to decide on an issuance of securities that provide access to the share capital of the company that directly or indirectly holds more than a 50% interest in the Company's share capital, or an issuance of securities that provide access to the share capital of companies in which the Company directly or indirectly holds more than a 50% interest;

4. Decide to set as follows the limits for the amount of share capital increases that may be conducted pursuant to this authorisation:
   - the maximum nominal value of the share capital increases that may be carried out immediately or over time pursuant to this authorisation is set at €2,000,000; it being specified that the total amount of share capital increases that may be effected pursuant to this resolution shall be subject to the total cap set forth in paragraph 3 of the 14th resolution of this meeting;
   - to these limits shall be added the nominal value of additional shares, if any, that may be issued in case of new financial transactions, to preserve, in accordance with law, the rights of holders of securities entitled to shares;
   - the maximum total value of issues of debt securities that provide access to capital or that grant access to debt may not exceed €2.5 billion or the equivalent on the date of issuance of this amount in any other currency or units of account based on several currencies, it being specified that charged against this amount will be the amount of convertible debt instruments that may be issued by virtue of the 14th resolution of this meeting;
5. Set the term of validity of the delegation of authority that is the subject of this resolution as twenty-six months from the date of this meeting;
6. Decide to suppress the preferential subscription right of shareholders to securities that are the subject of this resolution, but decides to allow the Executive Board pursuant to Article L.225-135 (paragraph 2) to grant to shareholders, for any period and under terms it decides in accordance with applicable law and regulation, for all or part of an issue, a priority subscription right that does not create tradable rights and that must be exercised in proportion to the number of shares owned by each shareholder and that may be supplemented by a subscription for any remaining shares not subscribed to as of right, it being specified that the securities not subscribed to shall be subject to a public placement in France and/or in another country and/or on the international market;
7. Decide that if the subscriptions, including those of any shareholders, do not absorb the aggregate issue, the Executive Board may restrict the amount of the transaction to the amount of subscriptions received, provided that such amount is at least three-quarters of the issue decided upon;
8. Note that this delegation automatically provides to holders of issued securities providing access to the Company's share capital an express waiver by the shareholders of their preferential subscription right regarding shares to which the issued securities would give rights;
9. Note that, in accordance with Article L.225-136 1° (paragraph 1) of the French Commercial Code that:
   - the issue price for directly issued shares shall be at least equal to the minimum provided for by applicable regulations on the date of issuance (such minimum currently being equal to the average weighted share price on the Eurolist of Euronext during the three trading days prior to the date on which the subscription price for the share capital increase is determined, less 5%), after adjustment, if necessary, of such average in case of difference between the dates on which such shares bear rights;
   - the issue price for securities that provide access to share capital shall be the amount immediately received by the Company increased, if necessary, by any amount likely to be received by it at a later date, or, for each share issued as a result of issuing such securities, at least equal to the minimum subscription price defined in the previous paragraph;
   - the conversion, redemption or, generally, the transformation into shares of each security that provides access to share capital shall be made, taking into account the par value of the bond or said security, for a number of shares such that the amount received by the Company for each share shall be at least equal to the minimum subscription price defined in the first sub-paragraph of this paragraph 9;
10. Decide that the Executive Board will have all powers, including the right to sub-delegate its powers under conditions set by law, to implement this delegation of authority, in order, in particular to:
    - effect an increase in share capital and determine the type of securities to be issued;
    - decide upon the amount of the share capital increase, the issue price of the securities and the amount of the premium that may be requested upon issue, if any;
    - determine the dates and other terms of the share capital increase and the nature and features of the securities to be created; to decide, furthermore, in the case of bonds or other debt instruments (including securities granting access to debt as specified in Article L.228-91 of the French Commercial Code), whether they shall be subordinated or not (and, if necessary, their level of subordination, in accordance with the provisions of Article L.228-97 of the French Commercial Code), to set their interest rate (notably at a fixed or variable interest rate, zero coupon or indexed rate), their term (fixed or perpetual) and the other terms and conditions of issue (including whether to grant them guarantees or sureties) and of amortisation (including redemption through offering assets of the Company); if necessary, such securities may be associated with warrants providing rights to the granting, acquisition or subscription of bonds or other debt instruments or may take the form of complex bonds as defined by stock exchange authorities (as a result, for example, of their terms of redemption or remuneration or other rights such as indexation or option entitlements); to modify, while such securities remain outstanding, any of the terms and conditions set forth above, in accordance with applicable formalities;
    - determine the method of payment for the shares or other securities providing access to share capital to be issued immediately or over time;
    - set, if necessary, the conditions of exercise of the rights attached to shares or securities to be issued and, in particular, set the date, which may be retroactive, from which the new shares will confer rights, determine the conditions of exercise of

the rights, if any, to conversion, exchange, redemption, including by offering assets of the Company such as securities already issued by the Company, as well as any other terms and conditions of completion of the share capital increase;

- set the terms and conditions according to which the Company will have the right to purchase or exchange the securities, whether issued or to be issued immediately or over time, on the market, at any time or during fixed periods, in order to cancel them or not, taking into account all provisions of the law;
- provide, potentially, for the right to suspend the exercise of rights attached to such securities in accordance with applicable law and regulation;
- where issuing securities to provide compensation for securities contributed to the Company in the context of a public exchange offer *(offre publique d'échange* or *"OPE")*, establish the list of securities contributed to the exchange, set the conditions of the issue, the exchange ratio and the cash portion of the consideration and establish the terms and conditions of the issue, whether in the context of an OPE, an alternative purchase offer or exchange offer, an offer proposing the purchase or exchange of securities concerned in return for a payment in securities and cash, a tender offer *(offre publique d'achat* or *"OPA")* or a principal exchange offer associated with a supplementary OPE or OPA, or any other form of public offer in accordance with the laws and regulations applicable to such offer;
- at its sole initiative, allocate the costs of capital increases to the amount of associated premiums and withdraw from such amount the sums necessary to raise the level of the statutory reserve to one-tenth of the new share capital after each capital increase;
- set and carry out any adjustments intended to compensate for the effect of transactions in the Company's share capital, in particular by modifying the par value of the share, increasing the capital through incorporation of reserves, granting free shares, dividing or grouping securities, distributing reserves or any other assets, amortising share capital, or conducting any other transaction relating to share capital, and set the terms and conditions according to which the rights of holders of securities providing access to the capital will be preserved, as the case may be;
- declare the completion of each share capital increase and amend the articles of association accordingly;
- generally, enter into all agreements to ensure the successful completion of any contemplated issuances, and take all measures and perform all formalities necessary to issue, list and service the securities issued pursuant to this delegation and facilitate exercise of rights attached thereto;

11. Note that this delegation of authority replaces any prior delegation of authority relating to the same subject, that is, the ability to increase share capital through issuance of securities covered by this resolution, without preferential subscription rights, effective from this day and for the value of any unused portion of any prior delegation.
12. Note that, in the event that the Executive Board should use the delegation granted to it in this resolution, it shall report to the next ordinary general meeting, pursuant to applicable law and regulation, the use it has made of the authorisations granted in this resolution.

SIXTEENTH RESOLUTION

(Authorisation to issue shares, without preferential subscription rights, as compensation for contributions in kind consisting of shares or securities providing access to share capital)

The Shareholders, acting pursuant to the quorum and majority requirements applicable to extraordinary meetings of shareholders, and having examined the report of the Executive Board, and pursuant to the provisions of Articles L.225-129 et seq. of the French Commercial Code, in particular Article L.225-147 (paragraph 6) of the French Commercial Code, grant all powers to the Executive Board, including the right to sub-delegate its powers under conditions set by law, to provide compensation for shares or other securities that provide access to capital that have been contributed to the Company, when the provisions of Article L.225-148 are not applicable, and to establish the list of securities thus contributed to the Company, to approve or reduce the valuation of contributions in kind and the allocation of specific rights and to declare the completion of the capital increase; this delegation may be carried out up to a limit of 10% of the Company's share capital at any time, amounting to 22,199,366 shares as of December 31st, 2004, such percentage to apply to the share capital as adjusted following transactions affecting share capital that occur after the date of this meeting.

The delegation of authority that is the subject of this resolution is valid for twenty-six months from the date of this meeting.

SEVENTEENTH RESOLUTION

(Authorisation for the Executive Board to increase share capital through incorporation of premiums, reserves, profit or other items)

The Shareholders, acting pursuant to the quorum and majority requirements applicable to ordinary meetings of shareholders, after reviewing the report of the Executive Board, and pursuant to the provisions of Article L.225-130 of the French Commercial Code:

1. Grant to the Executive Board, all powers to increase the share capital on one or more occasions, in any proportion and at any time that it may consider appropriate, through incorporation of premiums, reserves, profits or other amounts that may be capitalized under the law and the articles of association, by granting free shares or increasing the par value of existing shares or by using both of these methods together. The maximum

nominal value of the capital increases that may be carried out shall not exceed €2,000,000; it being specified that the total amount of share capital increases that may be effected pursuant to this resolution shall be subject to the total cap set forth in paragraph 3 of the 14th resolution of this meeting;

2. If the Executive Board should make use of this delegation of powers, it shall have all powers, with the option of sub-delegating its powers under the conditions set by law, to implement this delegation, and in particular to:
   - determine the amount and nature of the sums to be incorporated into the capital, set the number of new shares to be issued and/or the amount by which share capital shall be increased, set the date, which may be retroactive, from which the new shares shall confer rights or the date on which the share capital increase will be effective;
   - decide, in case of distribution of free shares:
     - that fractional rights shall not be negotiable and that the corresponding shares shall be sold; the amounts received in the sale to be allocated to holders of rights, in accordance with applicable law and regulation;
     - to carry out any adjustments intended to compensate for the effect of transactions in the Company's share capital, in particular by modifying the par value of the share, increasing the capital through incorporation of reserves, granting free shares, dividing or grouping securities, distributing reserves or any other assets, amortising share capital, or conducting any other transaction relating to share capital, and set the terms and conditions according to which the rights of holders of securities providing access to the capital will be preserved, as the case may be;
     - to declare the completion of each capital increase and to perform any related modifications of the articles of association;
     - generally, to enter into all agreements and take all measures and perform all formalities necessary to issue, list and service the securities issued pursuant to this delegation and facilitate exercise of rights attached thereto;
3. Note that this authorisation replaces any prior authorisation granted to the Executive Board to carry out capital increases through incorporation of premiums, reserves, profits or other items, effective from this day and for the value of any unused portion of any prior delegation. It is granted for a period of twenty-six months from this day.

EIGHTEENTH RESOLUTION

(Authorisation for the Executive Board to increase the number of shares to be issued (over-allotment option) in connection with a share capital increase with or without preferential subscription rights)

The Shareholders, acting pursuant to the quorum and majority requirements applicable to extraordinary meetings of shareholders, and pursuant to the provisions of Article L.225-135-1 of the French Commercial Code:

1. Delegate to the Executive Board the powers necessary to increase the number of shares to be issued in connection with a share capital increase of the Company with or without preferential subscription rights, such shares to be issued at the same price as the one provided for in the initial issuance, within the time periods and the limits provided for by applicable regulation on the date of issuance.
2. Decide that the total amount of share capital increases that may be effected pursuant to this resolution shall be subject to the total cap set forth in paragraph 3 of the 14th resolution of this meeting.

This authorisation is granted for a period of twenty-six months from this day.

NINETEENTH RESOLUTION

(Authorisation for the Executive Board to increase share capital by issuing shares or securities convertible into the Company's shares reserved for members of company savings plans, with preferential subscription rights being suppressed in favour of such members)

The Shareholders, acting pursuant to the quorum and majority requirements applicable to extraordinary meetings of shareholders, and having examined the report of the Executive Board and the special report of the Statutory Auditors, and pursuant on the one hand to the provisions of Articles L.225-129-6 and L.225-138-1 of the French Commercial Code, and on the other hand to the provisions of Article L.443-1 et seq. of the French Labor Code:

1. Grant to the Executive Board the powers necessary to increase share capital, on one or more occasions, by a maximum nominal value of €20,000, by issuing shares or securities providing access to the Company's capital reserved for members of one or more company savings plans (or other plan whereby, pursuant to Article L.443-5 of the French Labor Code, such plan's members could be reserved a share capital increase under equivalent conditions) that will be put in place within the Group, which Group is composed of the Company and of French and foreign companies falling within the Company's consolidation scope or combined financial statements in application of Article L.444-3 of the French Labor Code; it being specified that the total amount of share capital increases that may be effected pursuant to this resolution immediately or over time shall be subject to the total cap set forth in paragraph 3 of the 14th resolution of this meeting;
2. Set the term of validity of the delegation of authority that is the subject of this resolution as twenty-six months from the date of this meeting;
3. Decide that the issue price for the new shares or the new securities that provide access to share capital shall be determined under the conditions provided for in Article L.443-5 of the French Labor Code and shall be equal to 80% of the Reference Price (as defined below) or to 70% of the Reference Price when the unavailability period provided for by the plan in accordance with

Article L.443-6 of the French Labor Code is greater than, or equal to, ten years; however, the Shareholders expressly authorise the Executive Board, should it deem it appropriate, to reduce or eliminate the aforementioned discounts, within legal and regulatory limits, in order to take into account, inter alia, the legal, accounting, tax and corporate regimes applicable locally; for the purposes of this paragraph, the term "Reference Price" means the average of the opening prices of the Company's share on the Eurolist of Euronext during the twenty trading sessions prior to the day of the decision setting the opening date for subscriptions for members of a company savings plan;

4. Authorise the Executive Board to grant, for no consideration, to the above-mentioned beneficiaries, in addition to shares or securities that provide access to the capital to be subscribed in cash, shares or securities providing access to the share capital to be issued or already issued, as substitution for all or part of the discount compared to the Reference Price and/or any allocation; it being understood that the benefit resulting from this grant may not exceed the legal or regulatory limits in accordance with Articles L.443-5 and L.443-7 of the French Labor Code;
5. Decide to suppress, in favour of the beneficiaries mentioned above, the preferential subscription right of shareholders to securities that are the subject of this resolution;
6. Decide that the Executive Board shall have all powers to implement this delegation, with the option to sub-delegate these powers under the conditions set by law, within the limitations and subject to the conditions specified above, and in particular, to:
   - determine under the conditions set by law the list of companies whose employees, early retirees and retirees shall be able to subscribe for issued shares or other securities providing access to capital and benefit from shares or other securities issued for no consideration, if any;
   - decide that the subscriptions may be carried out directly or through mutual funds or other structures or entities permitted under applicable laws and regulations;
   - determine the conditions, notably regarding seniority, that beneficiaries of capital increases must satisfy;
   - set the opening and closing dates for subscriptions;
   - determine the value of issuances that will be realised as a result of this authorisation and the nature of securities to be issued, and set in particular the issue prices, dates, periods, terms and conditions of subscription, payment, delivery and rights of the securities (including retroactive), as well as all other terms and conditions of the issuances, within the applicable legal and regulatory restrictions;
   - in the case of a grant of shares or other securities providing access to the capital for no consideration, to determine the number of shares or other securities to be granted and the number allocated to each beneficiary, and set the dates, periods, terms and conditions of the grant of such shares or securities providing access to capital within the applicable legal and regulatory restrictions and, in particular, to choose either to fully or partially substitute the granting of such shares or securities providing access to capital for the discounts in relation to Reference Price provided for above, or to allocate the counter-value of such shares and securities for the total amount of the allocation (abondement), or to combine both possibilities;
   - declare the completion of each capital increase up to the amount of the shares that are actually subscribed for (subject to possible reduction in the event of over-subscription) pursuant to this authorization;
   - if necessary, allocate the costs of capital increases to the amount of premiums related thereto and withdraw from such amount the sums necessary to raise the level of the statutory reserve to one-tenth of the new capital after each capital increase;
   - enter into any agreements, accomplish directly or through an agent any transactions and terms, including performing formalities following capital increases and subsequent modifications of the articles of association;
   - generally, enter into all agreements to ensure the successful completion of any contemplated issuances, and take all measures and perform all formalities necessary to issue, list and service the securities issued pursuant to this delegation and facilitate exercise of rights attached thereto;
7. Decide that this authorisation replaces any prior authorisation granted to the Executive Board to carry out capital increases through issuing shares reserved for members of savings plans, without preferential subscription right in favour of the members, effective from this day and for the value of any unused portion of any prior authorization.

TWENTIETH RESOLUTION

(Authorisation for the Executive Board to grant options to subscribe for or purchase shares to employees or officers and directors of the Group)

The Shareholders, acting pursuant to the quorum and majority requirements applicable to extraordinary meetings of shareholders, and having examined the report of the Executive Board and the special report of the Statutory Auditors:

1. Authorise the Executive Board, pursuant to the provisions of Articles L.225-177 to L.225-185 of the French Commercial Code, to grant, on one or more occasions, for the benefit of personnel which it selects among employees and possibly directors or officers of the Company and of French or foreign companies or groups in which the Company and JCDecaux Holding hold at least a 50% interest, options entitling the holder to subscription of new shares of the Company to be issued in connection with an increase in its share capital, as well as options entitling the holder to purchase treasury shares of the Company resulting from share repurchases by the Company under conditions set by law;
2. Decide that the options to subscribe for or purchase shares

granted by this authorisation may not give rights to a total number of shares that exceeds 4% of the Company's share capital as of the date of this meeting and that the total amount of share capital increases that occur as a result of the exercise of the subscription options granted pursuant to this resolution shall be subject to the total cap set forth in paragraph 3 of the 14th resolution of this meeting;

3. Decide that the price to be paid upon exercise of an option to subscribe for or purchase shares will be set by the Executive Board on the day the options are granted and that (i) in the case of the granting of options to subscribe, this price may not be less than 80% of the average of the opening prices of the Company's share on the Eurolist of Euronext during the twenty trading sessions preceding the day on which the subscription options are granted, and (ii) in the case of the granting of options to purchase, this price may not be less than the value specified in (i) above, nor less than 80% of the average purchase price of the Company's treasury shares pursuant to Articles L.225-208 and L.225-209 of the French Commercial Code. If the Company completes a transaction addressed by Article L.225-181 of the French Commercial Code, the Executive Board will proceed, in accordance with regulatory provisions then in effect, with measures necessary to protect the interests of beneficiaries, which may include adjusting the number of shares that may be acquired through the exercise of options already granted to beneficiaries, in order to take into account such transaction's occurrence;
4. Acknowledges that this authorisation carries, for the benefit of holders of subscription options, an express renunciation by shareholders of their preferential subscription right for shares that will be issued as the subscription options are exercised. The share capital increase resulting from the exercise of the subscription options will be definitively completed only through declaration of the exercise of the option accompanied by a subscription form and payment, which may be made either in cash or by offset of receivables due from the Company;
5. Consequently, the Shareholders grant the Executive Board all powers necessary to implement this authorisation and, in particular, in order to:
   - draw up the list of option beneficiaries and the number of options allocated to each of them;
   - set the terms and conditions of the options, and in particular:
     - the term of validity of the options, it being understood that the options must be exercised within a period not exceeding 7 years;
     - the date or dates or periods of exercise of the options, it being understood that the Executive Board may (a) advance the dates or periods of exercise of the options, (b) maintain the exercisable nature of the options, or (c) modify the dates or periods during which shares acquired through exercise of options may not be sold or converted into bearer form;
     - possible provisions prohibiting the immediate resale of all or part of the shares, provided that the period imposed for keeping the securities does not exceed three years after the option is exercised;
   - if necessary, limit, suspend, restrict or prohibit the exercise of options or the sale or conversion into bearer form of shares acquired through exercise of the options, for certain periods or dating from certain events, which decision may relate to all or part of the options or shares or all or part of the beneficiaries;
   - set the date, including a retroactive one, that the new shares resulting from the exercise of the subscription options shall carry rights;
6. Decide that the Executive Board will also have all powers, with the option to sub-delegate as permitted by law, to acknowledge the completion of share capital increases up to the amount of shares that will be actually subscribed for by exercise of the subscription options, to modify the articles of association accordingly, and upon its sole decision, if it deems it appropriate, to allocate the costs of capital increases to the amount of premiums related thereto and withdraw from such amount the sums necessary to raise the level of the statutory reserve to one-tenth of the new capital after each capital increase, and carry out all formalities required for the listing of the securities so issued, all declarations with all bodies and do whatever is otherwise necessary.
7. Decide that this authorisation replaces any prior authorisation granted to the Executive Board to grant options for subscription or purchase of shares, effective from this day and for the value of any unused portion of any prior authorisation. It is granted for a period of twenty-six months from this day.

TWENTY-FIRST RESOLUTION

(Authorisation for the Executive Board to award, for no consideration, newly issued or existing shares to all or only some of the Group's employees or officers and directors)

The Shareholders, acting pursuant to the quorum and majority requirements applicable to extraordinary meetings of shareholders, and having examined the report of the Executive Board and the special report of the Statutory Auditors:

1. Authorise the Executive Board, in accordance with the provisions of Articles L.225-197-1 et seq. of the French Commercial Code, to award, on one or more occasions, newly issued or existing shares (excluding preferred shares) for no consideration to beneficiaries that it determines, to be chosen among employees of the Company or of companies or groups related to the Company in accordance with Article L.225-197-2 of the French Commercial Code, or among officers or directors as set forth in Article L.225-197-1, II of the French Commercial Code, subject to the following conditions;
2. Decide that the newly issued or existing shares awarded pursuant to this authorisation may not exceed 0.5% of the Company's share capital as of the date of this meeting; it being specified that the total amount of share capital increases that may be effected immediately or over time pursuant to this resolution shall be subject to the total cap set forth in paragraph 3 of the 14th resolution of this meeting;

3. Decide that the award of such newly issued or existing shares to their beneficiaries shall become definitive only at the end of a minimum acquisition period of 2 years, and that beneficiaries must hold said shares for a minimum of 2 years, beginning on the date on which such shares have been definitively awarded;
4. Decide that the Executive Board shall have all powers to implement this authorisation, and in particular, to:
   - determine the beneficiaries of free awards of shares among employees of the Company or of companies or groups as set forth above;
   - determine the conditions and criteria for awarding shares;
   - in the case of newly issued shares, to offset, if necessary, the amounts needed to issue such shares against reserves, profits or issuance premiums;
5. Note that, in the event that the Executive Board should use this authorisation, it shall report to the next ordinary general meeting the transactions conducted pursuant to Articles L.225-197-1 to Article L.225-197-3 of the French Commercial Code, in accordance with Article L.225-197-4 of said Code;
6. Set the term of validity of this authorisation as twenty-six months from the date of this meeting.

TWENTY-SECOND RESOLUTION

(Authorisation for the Executive Board to decrease share capital by cancellation of shares held by the Company)

The Shareholders, acting pursuant to the quorum and majority requirements applicable to extraordinary meetings of shareholders, after reviewing the report of the Executive Board and the special report of the Statutory Auditors, hereby authorise the Executive Board to decrease the share capital, on one or more occasions, in any proportion and at any time that it may decide, by cancellation of any quantity of shares held by the Company that it may decide within the limits established by the law, pursuant to the provisions of Articles L.225-209 et seq. of the French Commercial Code.

The maximum number of shares that may be cancelled by the Company pursuant to this authorisation, during a period of twenty-four months, is ten percent (10%) of the shares forming the Company's capital; it being recalled that this limitation shall apply to the Company's capital as adjusted, if necessary, to reflect transactions affecting the share capital subsequent to this meeting.

This authorisation replaces any prior authorisation granted to the Executive Board to decrease the Company's share capital through cancellation of treasury shares, effective from this day and for the value of any unused portion of any prior authorisation. It is granted for a period of eighteen months from this day.

The Shareholders grant all powers to the Executive Board, with an option to sub-delegate, to carry out the operation(s) of cancellation and decrease of capital that may be carried out pursuant to this authorisation, and consequently to modify the articles of association and to perform all formalities.

TWENTY-THIRD RESOLUTION

(Modifications to the Articles of Association)

The Shareholders, acting pursuant to the quorum and majority requirements applicable to extraordinary meetings of shareholders, after reviewing the report of the Executive Board, decide to modify as follows:

1. Article 9 of the Articles of Association ("Form of Shares"), in order to simplify the reading thereof and bring it into compliance with the requirements of French Ordinance No. 2004-604 dated June 24, 2004, which modified the regime related to securities issuances by commercial entities:

Article 9 - "Form of Shares"
"1) Identification of shareholders":
the fourth paragraph shall henceforth read as follows:
"In order to identify holders of bearer shares, the Company may at any time ask the central depository **managing the share register on its behalf,** as the case arises, to provide it with the name or corporate name, nationality, date of birth (or date of legal formation) and address of holders of Company securities that confer a right, immediately or after a time, to vote in its meetings of shareholders, the amount of securities held by each person or entity, and, if applicable, the restrictions placed on such securities."

The sixth paragraph shall henceforth read as follows:
"In the case of registered shares giving immediate or future access to capital, the intermediary registered under the conditions set out in article L.228-1 of the French Commercial Code shall, within a time limit defined by decree, reveal the identity of the owners of these shares **as well as the number of shares held by each of them** upon simple request by the Company or its agent, which can be made any time."

The seventh paragraph shall henceforth read as follows:
"As long as the Company is of the opinion that some holders of shares whose identity it has been informed of are holding shares on behalf of third parties, the Company has the right to ask these holders to reveal the identify of the owners of these shares **as well as the number of shares held by each of them,** in accordance with the provisions of articles **L.228-2 sub-section II** and L.228-3 of the French Commercial Code."

The ninth paragraph shall henceforth read as follows:
"An intermediary that has satisfied the obligations set forth **in paragraphs 7 and 8** of article L.228-1 of the French Commercial Code may, by virtue of a general power of management of shares, transmit, for the purpose of a shareholders' meeting, the vote or the proxy of the owner of shares as the latter is defined under paragraph 3 of the same article."

The tenth paragraph shall henceforth read as follows:
"Before transmitting proxies or votes, the intermediary registered in accordance with article L.228-1 of the French Commercial Code must, at the request of the Company or its agent, provide a list of the non-resident owners of the shares to which such voting rights are attached, **as well as the number of shares held by each of**

them. This list must provided under the conditions set out, depending on the circumstances, in articles L.228-2 or L.228-3 of the French Commercial Code."

The other paragraphs of "1) Identification of shareholders" shall remain unchanged.

"2) Crossing of thresholds":
the first paragraph shall henceforth read as follows:
"In addition to the declarations of crossing of thresholds expressly provided for in article L233.7 sub-sections 1 and 2 of the French Commercial Code, each natural person or legal entity, acting alone or jointly with another person, which might come to hold directly or indirectly, through one or more entities that it controls within the meaning of article L.233-3 of the French Commercial Code, a number of shares representing a percentage equal to or exceeding 2% of share capital or of voting rights, and thereafter any additional tranche of 1%, including any tranche beyond the declaratory thresholds stated by law, must inform the Company of the total number of shares or voting rights that he holds, as well as the number of securities providing future access to the share capital of the Company and to potential voting rights, by registered letter with acknowledgement of receipt within 5 trading days of the crossing of such threshold."

The second paragraph thereunder shall be deleted.

The third and fourth paragraphs thereunder shall become the second and third paragraphs, respectively, and shall remain unchanged.

2. Article 14 of the Articles of Association ("Organisation and Operation of the Executive Board"), in order to modify/improve the functioning of the Executive Board:

Article 14 - Organisation and Operation of the Executive Board

The first paragraph of point 3 shall be replaced by the following provisions:
"Minutes of the deliberations shall be kept and signed by the Chairman and a member of the Executive Board, or, if the Chairman is unable to sign, by two members of the Executive Board."

A point 4 shall be added and shall read as follows:
"Members of the Executive Board who participate in a meeting by means of videoconference, which allows their words and image to be heard and seen by other members in continuous real time, shall be deemed present for purposes of calculating quorum and majority. These videoconference means must also allow each member to be seen by others and must allow one to take note of all of the documents presented during the meeting."

Former point 4 shall become point 5 and shall remain unchanged.

3. Article 21 of the Articles of Association ("Regulated Agreements"), in order to shorten the provisions:

In paragraph 3, the words "article L.225-86 of the French Commercial Code" shall be deleted.

The rest of the article shall remain unchanged.

4. Article 23 of the Articles of Association ("General Meetings"), in order to bring it into compliance with the requirements of French Ordinance No. 2004-604 dated June 24, 2004, which modified the regime related to securities issuances by commercial entities:

The third paragraph of point 2 shall henceforth read as follows:

"An intermediary that has satisfied the obligations set forth in paragraphs 7 and 8 of article L.228-1 of the French Commercial Code may, by virtue of a general power of management of shares, transmit, for the purpose of a shareholders' meeting, the vote or the proxy of the owner of shares as the latter is defined under paragraph 3 of the same article."

The rest of the article shall remain unchanged.

TWENTY-FOURTH RESOLUTION

(Authority with respect to formalities)

The Shareholders hereby resolve to authorise the bearer of copies or excerpts hereof to make any statements and complete any necessary legal, filing, publication or other formalities.

STATUTORY AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

This is a free translation into English of the Statutory Auditors' report issued in French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors' assessment of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the corporate financial statements. The report also includes information relating to the specific verification of information included in the group management report. This report should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

To the Shareholders of JCDecaux S.A.,

In compliance with the assignment entrusted to us by your shareholders' meeting, we have audited the accompanying consolidated financial statements of JCDecaux S.A. for the year ended December 31, 2004.

These consolidated financial statements have been approved by the Executive Board. Our responsibility is to express an opinion on these financial statements based on our audit.

I. OPINION ON THE FINANCIAL STATEMENTS

We conducted our audit in accordance with professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements give a true and fair view of the assets, liabilities, financial position and results of the consolidated group of companies in accordance with the accounting rules and principles applicable in France.

II. JUSTIFICATION OF ASSESSMENTS

In accordance with the requirements of article L.225-235 of the French Commercial Code relating to the justification of our assessments, we bring to your attention the following matters:
As specified in note 1.8 to the consolidated financial statements, JCDecaux's Management carries out a valuation of its tangible, intangible fixed assets and goodwill based on the prospects of future profitability.
In compliance with French professional standards applicable to accounting estimates, we analysed the data and assumptions used to make these estimates, notably relating to the determination of the fair value of these assets to be used as a comparison with their book value. Such fair value is assessed for each business segment on the basis, in particular, of cash-flow forecasts prepared by the Group. We have assessed that these estimates are reasonable.
The assessments were thus made in the context of the performance of our audit of the consolidated financial statements taken as a whole and therefore contributed to the formation of the unqualified audit opinion expressed in the first part of this report.

III. SPECIFIC VERIFICATION

In accordance with professional standards applicable in France, we have also verified the information given in the group management report. We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.

Paris and Neuilly-sur-Seine, March 15, 2005
The Statutory Auditors

Claude Chezaud Michel Rosse
FIDUCIAIRE REVISUNION
MAZARS
Statutory Auditors
Membre de la compagnie régionale de Paris
169, boulevard Malesherbes
75017 Paris
S.A. au capital de €128 400

Gilles Galippe
BARBIER FRINAULT & AUTRES
ERNST & YOUNG
Statutory Auditors
Membre de la compagnie régionale de Versailles
41, rue Ybry
92576 Neuilly-sur-Seine Cedex
S.A.S. à capital variable minimum de €37 000

SPECIAL PURPOSE AUDIT REPORT ON THE IFRS RECONCILIATION STATEMENTS FOR THE ACCOUNTING PERIOD 2004

This is a free translation into English of the original Statutory Auditors' report on the IFRS reconciliation statements signed and issued in the French language and is provided solely for the convenience of English speaking readers.

At your request and in our capacity as Statutory Auditors of JCDecaux S.A., we have audited the accompanying IFRS reconciliation statements for the year ended December 31, 2004, which were prepared to present the impact on the company's consolidated shareholders' equity and income statement of the conversion to the International Financial Reporting Standards ("IFRS"), as adopted in the European Union.

These IFRS reconciliation statements are the responsibility of the Executive Board. They have been prepared as part of the company's conversion to IFRS as adopted by the European Union in respect of the preparation of the 2005 consolidated financial statements. These IFRS reconciliation statements are based on the consolidated financial statements for the year ended December 31, 2004 prepared in accordance with the accounting rules and principles applicable in France, which we have audited in accordance with French professional standards. Based on our audit, we issued an unqualified opinion on such financial statements. Our responsibility is to express an opinion on the IFRS reconciliation statements based on our audit.

We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the IFRS reconciliation statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the IFRS reconciliation statements. An audit also includes assessing the accounting principles used and significant estimates made by management for the preparation of the IFRS reconciliation statements, as well as evaluating their overall presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the IFRS reconciliation statements have been prepared, in all material respects, in accordance with the basis set out in the notes, which describe how IFRS 1 and the other International Financial and Reporting Standards as adopted in the European Union have been applied, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted for the preparation of the first complete set of consolidated financial statements in accordance with IFRS as adopted in the European Union.

Without qualifying our opinion, we draw attention to the fact that Note *III. "Explanations on the transition to IFRS"* explains why there is a possibility that the IFRS reconciliation statements relating to the accounting period 2004 presented in the financial statements for the accounting period 2005 may be different from the reconciliation statements accompanying this report.

Moreover, because the IFRS reconciliation statements have been prepared as part of the company's conversion to IFRS as adopted by the European Union in respect of the preparation of the 2005 consolidated financial statements, they do not constitute consolidated financial statements prepared in accordance with IFRS as adopted in the European Union, which would be necessary to provide, in accordance with these standards, a fair view of the assets, liabilities, financial position and results of the consolidated group of companies.

Paris and Neuilly-sur-Seine, March 31, 2005
The Statutory Auditors

Claude Chezaud Michel Rosse
FIDUCIAIRE REVISUNION
MAZARS
Statutory Auditors
Membre de la compagnie régionale de Paris
169, boulevard Malesherbes
75017 Paris
S.A. au capital de €128 400

Gilles Galippe
BARBIER FRINAULT & AUTRES
ERNST & YOUNG
Statutory Auditors
Membre de la compagnie régionale de Versailles
41, rue Ybry
92576 Neuilly-sur-Seine Cedex
S.A.S. à capital variable minimum de €37 000

STATUTORY AUDITORS' REPORT ON THE CORPORATE FINANCIAL STATEMENTS

This is a free translation into English of the Statutory Auditors' report issued in French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors' assessment of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the corporate financial statements. The report also includes information relating to the specific verification of information included in the group management report. This report should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

To the Shareholders of JCDecaux S.A.,

In compliance with the assignment entrusted to us by your shareholders' meeting, we hereby report to you for the financial year ended December 31, 2004, on:
- the audit of the accompanying financial statements of JCDecaux S.A., and,
- the justification of assessments,
- the specific procedures an information required by law.

These financial statements have been approved by the Executive Board. Our responsibility is to express an opinion on these financial statements based on our audit.

I. OPINION ON THE FINANCIAL STATEMENTS

We conducted our audit in accordance with professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements give a true and fair view of the assets, liabilities, financial position and results of the Company in accordance with the accounting rules and principles applicable in France.

II. JUSTIFICATION OF ASSESSMENTS

In accordance with the requirements of article L.225-235 of the French Commercial Code relating to the justification of our assessments, we bring to your attention the following matters:
As specified in Note 1.2.1.3 to the financial statements, JCDecaux's Management carries out a valuation of equity investments based on the prospects of future profitability.
In compliance with French professional standards applicable to accounting estimates, we analysed the data and assumptions used to make these estimates, notably relating to the determination of the fair value of these assets to be used as a comparison with their book value. We have assessed that these estimates are reasonable.
The assessments were thus made in the context of the performance of our audit of the statutory financial statements taken as a whole and therefore contributed to the formation of the unqualified audit opinion expressed in the first part of this report.

III. SPECIFIC VERIFICATION

We have also performed the specific procedures required by law in accordance with professional standards applied in France. We have nothing to report with respect to the fairness of the information given in the management report of the Executive Board and in the documents addressed to the shareholders on the financial position and the financial statements or its consistency with those financial statements. As required by law, we have verified that information on the identity of shareholders or holders of voting rights are disclosed in the management report.

Paris and Neuilly-sur-Seine, March 15, 2005
The Statutory Auditors

Claude Chezaud Michel Rosse
FIDUCIAIRE REVISUNION MAZARS
Statutory Auditors
Membre de la compagnie régionale de Paris
169, boulevard Malesherbes
75017 Paris
S.A. au capital de €128 400

Gilles Galippe
BARBIER FRINAULT & AUTRES ERNST & YOUNG
Statutory Auditors
Membre de la compagnie régionale de Versailles
41, rue Ybry
92576 Neuilly-sur-Seine Cedex
S.A.S. à capital variable minimum de €37 000

STATUTORY AUDITORS' SPECIAL REPORT ON REGULATED AGREEMENTS WITH CERTAIN RELATED PARTIES

The following report is a free English translation of the French language report, for convenience purposes only. It should be understood that the agreements reported on are only those provided by French applicable rules and regulations, and that the report does not apply to related party transactions as described in other accounting standards.

To the Shareholders of JCDecaux S.A.,

In our capacity as Statutory Auditors of your Company, we hereby present you our report on the regulated agreements with certain related parties. In application of article L.225-88 of the French Commercial Code, we have been informed of the agreements that have received the prior authorisation of your Supervisory Board.

We are not required to search for the existence of such agreements but to inform you, on the basis of the information provided to us, of the key terms and conditions of those agreements indicated to us, without having to express an opinion on their usefulness or appropriateness. Pursuant to Article 117 of the Decree of March 23, 1967, it is your responsibility to assess the company's interest in entering into these agreements in view of their approval.

We conducted our work in accordance with professional standards applicable in France; those standards require that we perform work necessary to verify the consistency of the information that we have been given with the original documents from which the information is drawn.

AGREEMENTS AUTHORISED DURING THE FINANCIAL YEAR:

With JCDecaux S.A.

Nature and purpose

Your Supervisory Board of March 16th 2004 authorised the acquisition, by the Company, of brands, models and patents belonging to Mr. Jean-Claude Decaux, Chairman of the Supervisory Board, for an amount of €86,426.31 corresponding strictly to the cost of registering and maintaining these intellectual property rights.
Person concerned: Mr. Jean-Claude Decaux.

Nature and purpose

Your Supervisory Board of March 16th 2004 authorised the grant, by the Company, to Mr. Robert Caudron, Member of the Executive Board and Chief Operating Officer, of a contractual indemnity payable if his employment contract were to be terminated by the Company.
Person concerned: Mr. Robert Caudron

Nature and purpose

Your Supervisory Board of May 12th 2004 authorised the disposal, by Mr. Jean-Charles Decaux, Mr. Jean-François Decaux and Mr. Jean-Sébastien Decaux, of their ownership rights in respect of "*Affichage Gigogne*" patents, used by all companies in the Group, for a price equivalent to the reimbursement of costs incurred for the maintenance of these rights, representing a total amount of €16,423.93.
Persons concerned: Mr. Jean-Charles Decaux, and Mr. Jean-François Decaux, respectively Chairman of the Executive Board and Managing Director.

Nature and purpose

Your Supervisory Board of May 12th 2004 authorised the acquisition by JCDecaux Deutschland, a subsidiary of JCDecaux S.A., of 150 000 shares held by SIMU, a subsidiary of JCDecaux Holding, in Georg Zacharias GmbH, at their net book value, being an amount of approximately 4.2 million euros.

Nature and purpose

As of December 31, 2004, this acquisition has not yet been made.
Persons concerned: Mr. Jean-Claude Decaux, Mr. Jean-Charles Decaux and Mr. Jean-François Decaux, as well as the company JCDecaux Holding.

Nature and purpose

Your Supervisory Board of July 9th 2004 authorised the contribution by JCDecaux S.A. of its shareholdings in the Slovakian and Czech companies, JCDecaux Slovakia Sro and JCDecaux Mestsky Mobiliar Spol Sro, to the Austrian company Aussenwerbung Tschechien-Slowakei Beteilingungs Gmbh. In remuneration for this contribution, JCDecaux S.A. will receive, from a company called Gewista, 55% of the capital of Aussenwerbung Tschechien-Slowakei Beteilingungs GmbH.
Terms and conditions:
As of December 31, 2004, this contribution has not yet been made.

Person concerned: Mr. Jean-François Decaux, Managing Director.
Furthermore, in accordance with the French Decree of March 23, 1967, we have been advised that the following agreements, approved in prior years, remained effective in the year ended December 31, 2004.

With JCDecaux Argentina

Nature and purpose
Your Supervisory Board meeting held on December 13, 2002, authorised the forgiveness of debt by JCDecaux S.A. in favour of its subsidiary JCDecaux Argentina for an amount of USD 0.9 million. This forgiveness of debt is subject to return to profit clauses, should the subsidiary's net equity exceed the amount of share capital before December 31, 2007.
Terms and conditions:
As of December 31, 2004, the conditions for the effect of the return to profit clauses have not been met.
Related party concerned: JCDecaux S.A. as shareholder of JCDecaux Argentina

With JCDecaux Street Furniture (Australia)

Nature and purpose
Your Supervisory Board meeting held on December 13, 2002, authorised the forgiveness of debt by JCDecaux S.A. in favour of its subsidiary JCDecaux Street Furniture (Australia) for an amount of AUD 14 million. This forgiveness of debt is subject to return to profit clauses, should the subsidiary's net equity exceed the amount of share capital before December 31, 2007.
Terms and conditions:
As of December 31, 2004, the conditions for the effect of the return to profit clauses have not been met.
Related party concerned: JCDecaux S.A. as shareholder of JCDecaux Street Furniture (Australia)

With JCDecaux Australia

Nature and purpose
Your Supervisory Board meeting held on December 13, 2002, authorised the forgiveness of debt by JCDecaux S.A. in favour of its subsidiary JCDecaux Australia for an amount of AUD 2.7 million. This forgiveness of debt is subject to return to profit clauses, should the subsidiary's net equity exceed the amount of share capital before December 31, 2007.
Terms and conditions:
As of December 31, 2004, the conditions for the effect of the return to profit clauses have not been met.
Related party concerned: JCDecaux S.A. as shareholder of JCDecaux Australia

With JCDecaux Norge

Nature and purpose
Your Supervisory Board meeting held on December 13, 2002, authorised the forgiveness of debt by JCDecaux S.A. in favour of its subsidiary JCDecaux Norge for an amount of €1.3 million. This forgiveness of debt is subject to return to profit clauses, should the subsidiary's net equity exceed the amount of share capital before December 31, 2007.
Terms and conditions
As of December 31, 2004, the conditions for the effect of the return to profit clauses have not been met.
Related party concerned: JCDecaux S.A. as shareholder of JCDecaux Norge

Paris and Neuilly-sur-Seine, March 15, 2005
The Statutory Auditors

Claude Chezaud Michel Rosse
FIDUCIAIRE REVISUNION MAZARS
Statutory Auditors
Membre de la compagnie régionale de Paris
169, boulevard Malesherbes
75017 Paris
S.A. au capital de €128,400

Gilles Galippe
BARBIER FRINAULT & AUTRES ERNST & YOUNG
Statutory Auditors
Membre de la compagnie régionale de Versailles
41, rue Ybry
92576 Neuilly-sur-Seine Cedex
S.A.S. à capital variable minimum de €37,000

STATUTORY AUDITORS' REPORT ON THE REPORT PREPARED BY THE CHAIRMAN OF THE SUPERVISORY BOARD OF JCDECAUX S.A., DESCRIBING THE INTERNAL CONTROL PROCEDURES RELATING TO THE PREPARATION AND TREATMENT OF THE FINANCIAL AND ACCOUNTING INFORMATION

The following report is a free English translation for convenience purposes only of the original report in French language, which has been prepared pursuant to the new requirements under the August 1, 2003 French Financial Security law. The procedure and practices utilised by the Statutory Auditors in France with respect to the report prepared by the Chairman referred to hereabove may differ from these generally accepted and applied by auditors in other countries with respect to internal control.

To the Shareholders of JCDecaux S.A.,

In our capacity as Statutory Auditors of JCDecaux S.A., and in accordance with the requirements of the last alinea of Article L.225-235 of the French Commercial Code, we hereby report to you on the report prepared by the Chairman of your company in accordance with Article L.225-68 of the French Commercial Code for the financial year ended December 31, 2004.

It is for the Chairman to give an account, in his report, of the conditions in which the tasks of the Supervisory Board are prepared and organised and the internal control procedures in place within the company.

It is our responsibility to report to you our observations on information given in the Chairman's report on the internal control procedures relating to the preparation and processing of financial and accounting information.

We conducted our work in accordance with the professional guidelines applicable in France. These guidelines require that we assess the fairness of information given in the report prepared by the Chairman of the Supervisory Board, on the internal control procedures relating to the preparation and processing of financial and accounting information. We have:
- obtained an understanding of the objectives and general organisation of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the Chairman's report; and
- obtained an understanding of the company's procedures supporting the information given in the Chairman's report.

On the basis of the procedures we have performed, we have no matters to report in connection with the information given on the internal control procedures relating to the preparation and processing of financial and accounting information, contained in the Chairman of the supervisory board's report, prepared in accordance with article L.225-68 of the French Commercial Code.

Paris et Neuilly-sur-Seine, March 15, 2005
The Statutory Auditors

Claude Chezaud **Michel Rosse**
FIDUCIAIRE REVISUNION MAZARS
Statutory Auditors
Membre de la compagnie régionale de Paris
169, boulevard Malesherbes
75017 Paris
S.A. au capital de €128,400

Gilles Galippe
BARBIER FRINAULT & AUTRES ERNST & YOUNG
Statutory Auditors
Membre de la compagnie régionale de Versailles
41, rue Ybry
92576 Neuilly-sur-Seine Cedex
S.A.S. à capital variable minimum de €37,000

PARTIES RESPONSIBLE FOR THE DOCUMENT AND FOR THE AUDIT OF THE FINANCIAL STATEMENTS



PARTIES RESPONSIBLE FOR THE DOCUMENT AND FOR THE AUDIT OF THE FINANCIAL STATEMENTS

1. NAME AND OFFICE OF PERSON RESPONSIBLE FOR THIS DOCUMENT

M. Jean-Charles Decaux,
Chairman of the Executive Board of JCDecaux S.A.

2. CERTIFICATE OF PERSON RESPONSIBLE FOR THIS DOCUMENT

"To our knowledge, the information in this Annual Report is accurate; it includes all information necessary for investors to assess the assets, business, financial condition, results of operations and prospects of JCDecaux S.A.; there are no material errors or omissions of information that should be included herein in order to make the information included herein not misleading."

Dated: April 7, 2005

Jean-Charles Decaux
Chairman of the Executive Board

3. PERSONS RESPONSIBLE FOR THE AUDIT OF THE FINANCIAL STATEMENTS AND FOR INVESTOR INFORMATION

PRINCIPAL STATUTORY AUDITORS

Barbier Frinault & Autres
Ernst & Young
41, rue Ybry
92200 Neuilly-sur-Seine

represented by Mr. Gilles Galippe,

appointed on June 20, 2000; their term of office will expire at the General Shareholders' Meeting called to approve the financial statements for the fiscal year ending December 31, 2005.

Fiduciaire Révisunion
Mazars
169, boulevard Malesherbes
75017 Paris

represented by Messrs. Claude Chezaud and Michel Rosse,

appointed on April 25, 1980; their term of office was renewed on June 20, 2000, and will expire at the General Shareholders' Meeting called to approve the financial statements for the fiscal year ending December 31, 2005.

ALTERNATE STATUTORY AUDITORS

Mr. Christian Thelier
141, avenue de Wagram
75017 Paris

appointed on May 23, 2002; his term of office will expire at the General Shareholders' Meeting called to approve the financial statements for the fiscal year ending December 31, 2005.

Mr. Maxime Petiet
41, rue Ybry
92200 Neuilly-sur-Seine

appointed on June 20, 2000; his term of office will expire at the General Shareholders' Meeting called to approve the financial statements for the fiscal year ending December 31, 2005.

INVESTOR INFORMATION

Alexandre Hamain
Manager of Financial Communications and Investor Relations
Telephone: + 33 (0)1 30 79 44 86
Fax: + 33 (0)1 30 79 77 91

STATUTORY AUDITORS' FEES

Fees of the Statutory Auditors and their Associates

	Barbier Frinault & Autres				Fiduciaire Révisunion/Mazars			
(in thousand euros, except percentages)	2004	2003	2004	2003	2004	2003	2004	2003
Statutory Audit, certification, review of individual and consolidated financial statements	1,504	1,013	94%	76%	402	257	97%	100%
Other services	95	315	6%	24%	12	0	3%	0%
TOTAL	**1,599**	**1,328**	**100%**	**100%**	**414**	**257**	**100%**	**100%**

Barbier Frinault accounts for 79% of the fees of the Statutory Auditors and the member Firms of their network paid by our Group. Barbier Frinault is a member of the international firm of Ernst & Young and, in this connection, is involved in auditing the local financial statements in 17 countries, including France (together with Fiduciaire Révisunion/Mazars). Barbier Frinault is also responsible for auditing the consolidated financial statements of JCDecaux SA (together with Fiduciaire Révisunion/Mazars). At the time of consolidation, Barbier Frinault ensures international coordination.

Fiduciaire Révisunion/Mazars, which accounts for 21% of the fees of the Statutory Auditors and the member Firms of their network paid by our Group, is responsible for auditing the consolidated and corporate financial statements of JCDecaux SA (together with Barbier Frinault) and is involved in auditing the local financial statements in 2 other countries.

The other services provided by Barbier Frinault consist essentially of various support tasks in connection with partnership transactions and acquisitions.

STATUTORY AUDITORS' REPORT ON THE *"DOCUMENT DE RÉFÉRENCE"*

This is a free translation into English of the Statutory Auditors' report on the registration document issued in the French language and is provided solely for the convenience of English speaking readers. The Statutory Auditors' reports on financial statements and consolidated financial statements,referred to in this report, include information specifically required by French law in all audit reports, whether qualified or not, and this is presented after the Opinion on the financial statements.
This information includes (an) explanatory paragraph(s) discussing the auditors' assessment(s) of certain significant accounting and auditing matters.
These assessments were considered for the purpose of issuing an audit opinion on the annual and consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the annual and consolidated financial statements.
This report should be read in conjunction with, and construed in accordance with French law and professional auditing standards applicable in France.

In our capacity as Statutory Auditors of JCDecaux S.A. and in compliance with Article 211-5-2 of the AMF General Regulation, we have verified, in accordance with French professional standards, the information in respect of the financial position and historical financial statements included in the accompanying Registration Document.

This Registration Document is the responsibility of the Chairman of the Executive Board of JCDecaux S.A.
Our responsibility is to issue a conclusion on the fairness of the information contained therein with respect to the financial position and financial statements.

We conducted our examination in accordance with French professional standards. This examination consisted in assessing the fairness of the information on the financial position and financial statements and to verify their consistency with the audited accounts. We also read other financial information contained in the Registration Document in order to identify any significant inconsistencies with information in respect of the financial position and financial statements and to bring to your attention any obvious misstatements we noted based on our general understanding of the company gained through our audit.

The prospective information presented by management is based on their intentions and does not result from properly prepared individual forecasts.

We issued an unqualified opinion on the annual and consolidated accounts prepared by Executive Board for the years ending December 31, 2004, 2003 and 2002 in accordance with French professional standards.

Our reports on the corporate and consolidated financial statements for the year ending December 31, 2002, included an emphasis of matter relating to the first time application as of January 1st 2002 of Rule n°2000-06 of the French Accounting Regulations Committee (*Comité de la Réglementation Comptable*) relating to liabilities and the fact that it had no material impact on the corporate and consolidated financial statements.
Our reports on the corporate and consolidated financial statements for the year ending December 31, 2003, included an emphasis of matter relating to the change in accounting method regarding the valuation and accounting treatment of pension commitments and other long-term employee benefits in accordance with Recommendation No. 2003-R.01 of the French National Institute of Accountants (Conseil national de la comptabilité) dated April 1st, 2003.
Our reports on the corporate and consolidated financial statements prepared by Executive Board for the year ending December 31, 2004 contained an unqualified opinion and no emphasis of matter.

We have audited the accompanying IFRS reconciliation statements for the year ended December 31, 2004, which were prepared to present the impact on the company's consolidated shareholders' equity and income statement of the conversion to the International Financial Reporting Standards ("IFRS"), as adopted in the European Union.
Our report on those statements contains an unqualified opinion related to the fact that they are free from material misstatements, in accordance with the principles and methods used for their preparation as described in their accompanying notes. It also includes an emphasis of matter, where we draw attention to the fact that:

- Note ***III. "Explanations on the transition to IFRS"*** explains why there is a possibility that the IFRS reconciliation statements relating to the accounting period 2004 presented in the financial statements for the accounting period 2005 may be different from the reconciliation statements accompanying this report.

• Because the IFRS reconciliation statements have been prepared as part of the company's conversion to IFRS as adopted by the European Union in respect of the preparation of the 2005 consolidated financial statements, they do not constitute consolidated financial statements prepared in accordance with IFRS as adopted in the European Union, which would be necessary to provide, in accordance with these standards, a fair view of the assets, liabilities, financial position and results of the consolidated group of companies.

On the basis of the above-mentioned procedures, we have nothing further to report on the fairness of the information on the financial position and the accounts included in the Registration Document.

Paris and Neuilly-sur-Seine, April 6, 2005
the Statutory Auditors

Claude Chezaud Michel Rosse
FIDUCIAIRE REVISUNION
MAZARS
Statutory Auditors
Membre de la compagnie régionale de Paris
169, boulevard Malesherbes
75017 Paris
SA au capital de €128,400

Gilles Galippe
BARBIER FRINAULT & AUTRES
ERNST & YOUNG
Statutory Auditors
Membre de la compagnie régionale de Versailles
41, rue Ybry
92576 Neuilly-sur-Seine Cedex
S.A.S. à capital variable minimum de €37,000

This Registration Document also includes the following reports:

• The Statutory Auditors' report on the corporate and consolidated financial statements for the year ending December 31, 2004 (shown respectively on page 163 and page 161 of the Registration Document), which includes the basis of their assessment in accordance with Article L.225-235 of the French Commercial Code.

• The Statutory Auditors' report on the report prepared by the Chairman of the Supervisory Board (page 166 of the Registration Document), describing the internal control procedures for the preparation and treatment of accounting and financial information in accordance with Article L.225-235 of the French Commercial Code.


AUTORITÉ
DES MARCHÉS FINANCIERS
AMF

This document constitutes the English language translation of JCDecaux's 2004 *Document de Référence*, which was filed with the *Autorité des marchés financiers (AMF)* on April 7th, 2005, in accordance with the articles 211-1 and 211-42 of AMF General Regulation. This document may not be used to support a financial operation unless it is accompanied by an operation note approved by the AMF.
Only the French version of the 2004 *Document de Référence* is legally binding.

This document was produced by
JCDecaux SA's Corporate Finance Division/Financial Communications
and Investor Relations

JCDecaux SA
17, rue Soyer
92523 Neuilly-sur-Seine Cedex
Tel. : +33 (0)1 30 79 79 79
www.jcdecaux.com

Designed and produced by: 
Corporate Factory
+ 33 (0)1 44 43 71 00

Cover: Per Arnoldi.


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